Form 40-F
period 2010-02-28
DRAGONWAVE INC
filed 2010-05-07
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 6, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2010

Commission file number: 001-34491

DRAGONWAVE INC. (Exact Name of Registrant as Specified in its Charter)
Canada (Province or other jurisdiction of incorporation or organization)	4812 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9
(613) 599-9991
(Address and Telephone Number of Registrant's Principal Executive Offices)

Copies to:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware, 19808
(800) 927-9800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered: The NASDAQ Stock Market LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at February 28, 2010, 36,934,917 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule. ☐  Yes 82-           ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

 EXPLANATORY NOTE

        DragonWave Inc. ("we", "us", "our", the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

        This annual report on Form 40-F and the documents incorporated herein by reference, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. All statements other than statements which are reporting results or statements of historical fact are forward-looking.

        Forward-looking statements, which involve assumptions and describe the future plans, strategies and expectations of the Corporation, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, and corporate goals and objectives. There can be no assurance that forward-looking statements will prove to be accurate and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important risk factors relating to DragonWave and its business that could cause actual results, performance, achievements or developments to differ materially from those discussed in the forward-looking statements:

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  a history of losses;

  •
  ability to successfully manage growth;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  the impact of the general economic downturn on DragonWave's customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  exposure to credit risk for accounts receivable;

  •
  pressure on DragonWave's pricing models;

  •
  the allocation of radio spectrum and regulatory approvals for DragonWave's products;

  •
  the ability of DragonWave's customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for DragonWave's products;

  •
  dependence on establishing and maintaining relationships with channel partners;

  •
  reliance on outsourced manufacturing;

  •
  reliance on suppliers of components;

  •
  ability to protect its own intellectual property and potential harm to DragonWave's business if it infringes the intellectual property rights of others;

  •
  risks associated with software licensed by DragonWave;

  •
  a lengthy and variable sales cycle;

  •
  dependence on DragonWave's ability to recruit and retain management and other qualified personnel;

  •
  exposure to risks resulting from its international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  ability to successfully effect acquisitions of products or businesses and other risks associated with acquisitions; and

  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

  •
  those risks discussed under the heading "Risk Factors" in our Annual Information Form, or AIF, for the year ended February 28, 2010 filed as Exhibit 99.1 to this annual report on Form 40-F.

        Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements and forward-looking information are based upon management's beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this annual report on Form 40-F and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information.

        Specific reference is made to the "Risk Factors" contained in the AIF incorporated by reference herein and the Management's Discussion & Analysis incorporated by reference herein for a discussion of the factors underlying forward-looking statements and forward-looking information. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this annual report on Form 40-F and the documents incorporated herein by reference, including, without limitation, our published financial guidance, may not occur.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

        We are permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission, or the SEC, to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. We prepare our financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles, or GAAP, and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 23 of our audited consolidated financial statements.

CURRENCY

        Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the closing rate of exchange on February 26, 2010 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$1.0525.

ANNUAL INFORMATION FORM

        Our AIF for the fiscal year ended February 28, 2010 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

        Our audited consolidated financial statements for the years ended February 28, 2010 and 2009, including the report of our independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 23 to our audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Our management's discussion and analysis, or MD&A, for the year ended February 28, 2010 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

        Purchasing, holding, or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

2

 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        At the end of the period covered by this annual report for the fiscal year ended February 28, 2010, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting and Auditor's Attestation Report

        This annual report on Form 40-F for the fiscal year ended February 28, 2010 does not include a report on management's assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 40-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

Audit Committee

        We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and NASDAQ Rule 5605(c)(2). Our Audit Committee is composed of Tom Manley (Chair), Claude Haw, and Jean-Paul Cossart, each of whom, in the opinion of the directors, is financially literate and independent as determined under National Instrument 52-110 (Audit Committees) ("NI 52-110"), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2). Information regarding the members of our Audit Committee can be found under "Directors and Officers" in our AIF, which section is incorporated herein by reference.

        The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Audit Committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. The Audit Committee also reviews our annual and interim financial statements and news releases containing information taken from our financial statements prior to their release. The Audit Committee is responsible for reviewing the acceptability and quality of our financial reporting and accounting standards and principles and any proposed material changes to them or their application.

        The Audit Committee has a published charter which is attached as Schedule 15.1 to our AIF. The Audit Committee Charter is also available at www.sedar.com and on our website, www.dragonwaveinc.com.

Audit Committee Financial Expert

        Our Board of Directors has determined that Thomas Manley qualifies as an "audit committee financial expert" within the meaning of the SEC's rules and each of the members of the audit committee is independent as determined under Exchange Act Rule 10A-3 and NASDAQ Rule 5605(a)(2). Information regarding each audit committee member's qualifications and experience can be found under "Audit Committee" in our AIF, which section is incorporated herein by reference.

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

        Information about our principal accounting fees and services can be found under "External Auditor Service Fees" of our AIF, which section is incorporated by reference in this annual report on Form 40-F.

3

 PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

        In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Audit Committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. As a matter of practice, the Audit Committee, and/or the Audit Committee Chairman acting on behalf of the Audit Committee, will generally pre-approve all audit and permitted non-audit services to be performed by our external auditors. None of the fees reported in our AIF under the heading "External Auditor Service Fees" that were paid to Ernst & Young LLP were approved by our Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        We have no off-balance sheet arrangements required to be reported in this Annual Report on Form 40-F.

CODE OF ETHICS

        We have adopted a Code of Ethics that is applicable to each of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. Our Code of Ethics is available at on our website at www.dragonwaveinc.com.

        Any amendments to our Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on our website within five business days of such amendment or waiver and shall be provided in print to any shareholder who requests them.

        There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended February 28, 2010.

CONTRACTUAL OBLIGATIONS

        The following table presents a breakdown of our known outstanding contractual obligations by maturity as of February 28, 2010:

		Payment due by period (Figures are in thousands of Canadian Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$2,223	$1,277	$931	$15	—

Total	$2,223	$1,277	$931	$15	—

        The amounts in the table above do not reflect the future tax consequences attributable to such amounts because we are unable to reasonably estimate the amount of such tax consequences.

NOTICES PURSUANT TO REGULATION BTR

        We did not send any notices to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning any equity securities in a pension or retirement plan subject to a blackout period and, generally, these requirements are inapplicable to us.

NASDAQ CORPORATE GOVERNANCE

        Our common shares are quoted for trading on the NASDAQ Global Market under the symbol DRWI. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the SEC, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

4

        We do not follow Marketplace Rule 5620(c), but instead follow our home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its governing documents. Our quorum requirement is set forth in our by-laws. A quorum for a meeting of our shareholders is two persons present in person or by proxy who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting. The foregoing is consistent with the laws, customs and practices in Canada and the rules of the Toronto Stock Exchange.

UNDERTAKING

        We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC's staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

        We previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on May 6, 2010, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

5

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DRAGONWAVE INC.
By:	/s/ RUSSELL FREDERICK
Name:	Russell Frederick
Title:	Chief Financial Officer

Date: May 6, 2010

 EXHIBIT INDEX

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
23.1	Consent of Independent Auditors — Ernst & Young LLP dated May 6, 2010	X
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 6, 2010	X
31.2	Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 6, 2010	X
32.1	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 6, 2010	X
32.2	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 6, 2010	X
99.1	Annual Information Form for the year ended February 28, 2010	X
99.2	Audited consolidated financial statements and notes thereto for the years ended February 28, 2010 and 2009	X
99.3	Management's Discussion and Analysis for the year ended February 28, 2010	X
99.4	Notice of 2010 Annual and Special Meeting of Shareholders	X
99.5	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)	X
99.6	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)	X

QuickLinks

EXPLANATORY NOTE
FORWARD-LOOKING STATEMENTS
NOTE TO UNITED STATES READERS- DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CURRENCY
ANNUAL INFORMATION FORM
AUDITED ANNUAL FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS
TAX MATTERS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS
OFF-BALANCE SHEET ARRANGEMENTS
CODE OF ETHICS
CONTRACTUAL OBLIGATIONS
NOTICES PURSUANT TO REGULATION BTR
NASDAQ CORPORATE GOVERNANCE
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX