Form 40-F
period 2011-02-28
DRAGONWAVE INC
filed 2011-05-04
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 4, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2011

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at February 28, 2011, 35,421,893 common shares of the Registrant were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

        This annual report on Form 40-F and the documents incorporated herein by reference, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to strategic plans and corporate goals and objectives.

        Forward-looking statements, which involve assumptions and describe the future plans, strategies and expectations of the Company, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, and corporate goals and objectives. There can be no assurance that forward-looking statements will prove to be accurate and actual results such as the goals and objectives of the Company's compensation programs for executives and directors, performance, achievements or developments and future events could differ materially from those expressed or implied in such statements. The following are some of the important risk factors relating to DragonWave and its business that could cause actual results, performance, achievements or developments to differ materially from those discussed in the forward-looking statements:

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  ability to succesfully complete and integrate acquistions of products or businesses into existing product lines and businesses, and other risks associated with acquisitions;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  a history of losses;

  •
  ability to successfully manage growth;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  impact that the recent general economic downturn may still be having on customers;

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

  •
  possible loss of DragonWave's foreign private issuer status;

  •
  risks and expenses associated with being a public company;

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

  •
  product defects, product liability claims, or health and safety risks relating to wireless products; and

  •
  those risks discussed under the heading "Risk Factors" in our Annual Information Form, or AIF, for the year ended February 28, 2011 filed as Exhibit 99.1 to this annual report on Form 40-F.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

        We are permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission, or the SEC, to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. We prepare our financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles, or GAAP, and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 24 of our audited consolidated financial statements.

CURRENCY

        Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in U.S. dollars. The exchange rate of U.S. dollars into Canadian dollars, based upon the noon rate of exchange on February 28, 2011 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars, was US$1.00 = CAD$0.9739.

ANNUAL INFORMATION FORM

        Our AIF for the fiscal year ended February 28, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

        Our audited consolidated financial statements for the years ended February 28, 2011 and February 28, 2010, including the report of our independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 24 to our audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Our management's discussion and analysis, or MD&A, for the year ended February 28, 2011 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

        Purchasing, holding, or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

2

 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        At the end of the period covered by this annual report for the fiscal year ended February 28, 2011, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting and Auditor's Attestation Report

        See the disclosure under the heading "Controls and Procedures" in our MD&A, which is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 40-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

        The attestation report of Ernst & Young LLP ("EY") is included in EY's report, dated May 4, 2011, to the shareholders of the Company, which accompanies the Registrant's audited consolidated financial statements for the fiscal year ended February 28, 2011, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE

Audit Committee

        We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and NASDAQ Rule 5605(c)(2). Our Audit Committee is composed of Tom Manley (Chair), Claude Haw, and Jean-Paul Cossart, each of whom, in the opinion of the directors, is financially literate and independent as determined under National Instrument 52-110 (Audit Committees) ("NI 52-110"), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2). Information regarding the members of our Audit Committee can be found under "Audit Committee" in our AIF, which section is incorporated herein by reference.

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

3

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

CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that is applicable to each of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. Our Code of Ethics is available at on our website at www.dragonwaveinc.com.

        Any amendments to our Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on our website within five business days of such amendment or waiver and shall be provided in print to any shareholder who requests them.

        There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended February 28, 2011.

CONTRACTUAL OBLIGATIONS

        The following table presents a breakdown of our known outstanding contractual obligations by maturity as of February 28, 2011:

		Payment due by period (Figures are in thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$3,993	$1,763	$1,839	$391	—

Total	$3,993	$1,763	$1,839	$391	—

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

4

 NASDAQ CORPORATE GOVERNANCE

        Our common shares are quoted for trading on the NASDAQ Global Select Market under the symbol DRWI. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the SEC, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

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

DRAGONWAVE INC.
By:	/s/ RUSSELL FREDERICK
Name:	Russell Frederick
Title:	Chief Financial Officer

Date: May 4, 2011

 EXHIBIT INDEX

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
23.1	Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP dated May 4, 2011	X
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 4, 2011	X
31.2	Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 4, 2011	X
32.1	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 4, 2011	X
32.2	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 4, 2011	X
99.1	Annual Information Form for the year ended February 28, 2011	X
99.2	Audited consolidated financial statements and notes thereto for the years ended February 28, 2011 and February 28, 2010	X
99.3	Management's Discussion and Analysis for the year ended February 28, 2011	X
99.4	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)	X
99.5	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)	X

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