Form 40-F
period 2012-02-29
DRAGONWAVE INC
filed 2012-05-03
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 3, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2012

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

Copies to:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware, 19808
(800) 927-9800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered: The NASDAQ Stock Market LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at February 29, 2012, 35,586,206 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

 EXPLANATORY NOTE

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

INCORPORATION BY REFERENCE

        This Annual Report on Form 40-F shall be incorporated by reference into the Registrant's Form S-8, SEC File No. 333-167806, filed on June 25, 2010.

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

        Forward-looking statements, which involve assumptions and describe the future plans, strategies and expectations of the Company, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, and corporate goals and objectives. There can be no assurance that forward-looking statements will prove to be accurate and actual results such as the goals and objectives of the Company's compensation programs for executives and directors, performance, achievements or developments and future events could differ materially from those expressed or implied in such statements. The following are some of the important risk factors relating to DragonWave and its business that could cause actual results, performance, achievements or developments to differ materially from those discussed in the forward-looking statements:

  •
  ability to successfully complete and integrate acquisitions of products or businesses, including the proposed acquisition of Nokia Siemens Networks, into our existing product lines and businesses and other risks associated with acquisitions;

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  ability to successfully manage growth;

  •
  a history of losses;

  •
  dependence on establishing and maintaining relationships with channel partners;

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

  •
  risks associated with the possible loss of DragonWave's foreign private issuer status;

  •
  risks and expenses associated with DragonWave's status as a public company;

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

        The risks and uncertainties related to the risk factors listed above, and the materializing of such risk and uncertainties, may be materially increased by the completion of the anticipated acquisition by us of the microwave transport business of Nokia Siemens Networks. In particular, material risks and uncertainties following and contingent upon closing of the acquisition will include, without limitation:

  •
  reliance on Nokia Siemens Networks for a large percentage of our revenues;

  •
  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses noted above;

  •
  increased exposure to global currency fluctuations;

  •
  increased regulatory compliance obligations, including financial reporting obligations associated with completing a significant acquisition; and

  •
  risks associated with acquisitions generally as detailed on in our most recently filed Annual Information Form, or AIF.

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

        The list above is not exhaustive of the factors that may affect our forward-looking statements and forward-looking information. Some of the important risks and uncertainties that could affect forward-looking statements and forward-looking information are described further in the exhibits attached to this annual report on Form 40-F. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this annual report on Form 40-F and the documents incorporated herein by reference, including, without limitation, our published financial guidance, may not occur.

CURRENCY

        Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in U.S. dollars. The exchange rate of U.S. dollars into Canadian dollars, based upon the closing rate of exchange on February 29, 2012 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars, was US$1.00 = CAD$0.9895.

AUDITED ANNUAL FINANCIAL STATEMENTS

        Our audited consolidated financial statements for the years ended February 29, 2012 and February 28, 2011, including the report of our independent auditor with respect thereto, are filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Our management's discussion and analysis, or MD&A, for the year ended February 29, 2012 is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

        Purchasing, holding, or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

2

 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        At the end of the period covered by this annual report for the fiscal year ended February 29, 2012, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 29, 2012, to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administration. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of February 29, 2012.

Attestation Report of Independent Registered Public Accounting Firm

        The attestation report of Ernst & Young LLP ("EY") is included in EY's report, dated May 2, 2012, to the shareholders of the Company, which accompanies the Registrant's audited consolidated financial statements for the fiscal year ended February 29, 2012, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 40-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE

Audit Committee

        We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and NASDAQ Rule 5605(c)(2). Our Audit Committee is composed of Tom Manley (Chair), Claude Haw, and Jean-Paul Cossart, each of whom, in the opinion of the directors, is financially literate and independent as determined under National Instrument 52-110 (Audit Committees) ("NI 52-110"), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2). Information regarding the members of our Audit Committee can be found under "Audit Committee" in our most recently filed AIF.

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

        The Audit Committee has a published charter, which is available at www.sedar.com and on our website, www.dragonwaveinc.com.

3

Audit Committee Financial Expert

        Our Board of Directors has determined that Thomas Manley qualifies as an "audit committee financial expert" within the meaning of the SEC's rules and each of the members of the audit committee is independent as determined under Exchange Act Rule 10A-3 and NASDAQ Rule 5605(a)(2). Information regarding each audit committee member's qualifications and experience can be found under "Audit Committee" in our most recently filed AIF.

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

        The following table sets out the fees billed to us by Ernst & Young LLP and its affiliates for professional services for the year ended February 29, 2012 and the year ended February 28, 2011. During these years, E&Y was our only external auditor.

	Year Ended February 29, 2012	Year Ended February 28, 2011
Audit Fees(1)	324,098	281,773
Audit Related Fees(2)	59,816	58,014
Tax Fees(3)	107,440	43,139
All Other Fees and Administrative Charges(4)	108,245	86,989

TOTAL	599,599	469,915

(1)
Includes audit services.

(2)
Includes quarterly review, assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and that are not included in "Audit Fees".

(3)
Includes services for regulatory tax compliance and planning, and tax services related to public filings.

(4)
Includes services for advice regarding acquisition related activity.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

        In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Audit Committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. As a matter of practice, the Audit Committee, and/or the Audit Committee Chairman acting on behalf of the Audit Committee, will generally pre-approve all audit and permitted non-audit services to be performed by our external auditors. None of the fees reported above under the heading "External Auditor Service Fees" that were paid to Ernst & Young LLP were approved by our Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        Information about our off-balance sheet arrangements can be found under "Off-Balance Sheet Arrangements" in our management's discussion and analysis, or MD&A, for the year ended February 29, 2012 which section is incorporated herein by reference.

CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that is applicable to each of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. Our Code of Ethics is available at on our website at www.dragonwaveinc.com.

4

        Any amendments to our Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on our website within five business days of such amendment or waiver and shall be provided in print to any shareholder who requests them.

        There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended February 29, 2012.

CONTRACTUAL OBLIGATIONS

        The following table presents a breakdown of our known outstanding contractual obligations by maturity as of February 29, 2012:

		Payment due by period (Figures are in thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$8,227	$1,983	$1,564	$2,680	—

Total	$8,277	$1,983	$1,564	$2,680	—

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

INTERACTIVE DATA FILE

        Concurrent with this filing, we have submitted to the SEC and posted on our corporate website, an Interactive Data File.

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

DRAGONWAVE INC.
By:	/s/ RUSSELL FREDERICK
Name:	Russell Frederick
Title:	Chief Financial Officer

Date: May 3, 2012

 EXHIBIT INDEX

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
23.1	Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP dated May 2, 2012	X
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 3, 2012	X
31.2	Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 3, 2012	X
32.1	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 3, 2012	X
32.2	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 3, 2012	X
99.1	Audited consolidated financial statements and notes thereto for the years ended February 29, 2012 and February 28, 2011	X
99.2	Management's Discussion and Analysis for the year ended February 29, 2012	X
99.3	Press Release dated May 3, 2012 — DragonWave Announces Financial Results for Fourth Quarter and Full Fiscal Year 2012	X
101	Interactive Data File	X

QuickLinks

EXPLANATORY NOTE
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
CURRENCY
AUDITED ANNUAL FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS
TAX MATTERS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS
OFF-BALANCE SHEET ARRANGEMENTS
CODE OF ETHICS
CONTRACTUAL OBLIGATIONS
NOTICES PURSUANT TO REGULATION BTR
NASDAQ CORPORATE GOVERNANCE
INTERACTIVE DATA FILE
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX