Form 40-F/A
period 2012-02-29
DRAGONWAVE INC
filed 2012-05-11
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 11, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
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

Copies to:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware, 19808
(800) 927-9800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered: The NASDAQ Stock Market LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☐ Audited Annual Financial Statements

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

        The Registrant is filing this Amendment No. 1 (this "Amendment") to the Registrant's Annual Report on Form 40-F dated May 3, 2012 (as amended hereby, the "Form 40-F") for the sole purpose of submitting its Annual Information Form for the year ended February 29, 2012 and Form 52-109F1 Certificates of Annual Filings, filed as Exhibit 99.4 and Exhibits 99.5 and 99.6, respectively. No other changes have been made to the Form 40-F. This Amendment speaks as of the original time of filing the Form 40-F and does not modify or update in any way disclosures made in the Form 40-F except as expressly set forth herein.

INCORPORATION BY REFERENCE

        The Form 40-F shall be incorporated by reference into the Registrant's Form S-8, SEC File No. 333-167806, filed on June 25, 2010.

FORWARD-LOOKING STATEMENTS

        The Form 40-F and the documents incorporated herein by reference, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to strategic plans and corporate goals and objectives.

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

        The list above is not exhaustive of the factors that may affect our forward-looking statements and forward-looking information. Some of the important risks and uncertainties that could affect forward-looking statements and forward-looking information are described further in the exhibits attached to the Form 40-F. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this annual report on Form 40-F and the documents incorporated herein by reference, including, without limitation, our published financial guidance, may not occur.

ANNUAL INFORMATION FORM

        Our AIF for the fiscal year ended February 29, 2012 is filed as Exhibit 99.4 and incorporated by reference in the Form 40-F.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

DRAGONWAVE INC.
By:	/s/ RUSSELL FREDERICK
Name:	Russell Frederick
Title:	Chief Financial Officer

Date: May 11, 2012

 EXHIBIT INDEX

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Previously Filed	Form	Exhibit No.	File No.	Filing Date
23.1	Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP dated May 2, 2012		X
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 11, 2012	X
31.2	Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 11, 2012	X
32.1	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 11, 2012	X
32.2	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 11, 2012	X
99.1	Audited consolidated financial statements and notes thereto for the years ended February 29, 2012 and February 28, 2011		X
99.2	Management's Discussion and Analysis for the year ended February 29, 2012		X
99.3	Press Release dated May 3, 2012 — DragonWave Announces Financial Results for Fourth Quarter and Full Fiscal Year 2012		X
99.4	Annual Information Form for the year ended February 29, 2012	X
99.5	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)	X
99.6	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)	X
101	Interactive Data File		X

QuickLinks

EXPLANATORY NOTE
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
ANNUAL INFORMATION FORM
SIGNATURES
EXHIBIT INDEX