Form 40-F
period 2013-02-28
DRAGONWAVE INC
filed 2013-05-09
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 8, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at February 28, 2013, 38,048,297 common shares of the Registrant were issued and outstanding.

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

        Forward-looking statements, which involve assumptions and describe the future plans, strategies and expectations of the Company, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, and corporate goals and objectives. There can be no assurance that forward-looking statements will prove to be accurate and actual results such as the goals and objectives of the Company's compensation programs for executives and directors, performance, achievements or developments and future events could differ materially from those expressed or implied in such statements. The following are some of the important risk factors relating to DragonWave and its business that could cause actual results, performance, achievements or developments to differ materially from those discussed in the forward-looking statements:

  •
  ability to successfully complete and integrate acquisitions of products or businesses, including the ongoing integration of Nokia Siemens Networks' microwave transport business, into our existing product lines and businesses and other risks associated with acquisitions;

  •
  reliance on Nokia Siemens Networks and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia Siemens Networks;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  ability to implement our ongoing program of operating cost reductions;

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  a history of losses;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  ability to successfully manage growth;

  •
  dependence on establishing and maintaining relationships with channel partners and end-customers;

  •
  dependence on DragonWave's ability to manage its workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  impact that general economic weakness and volatility may be having on customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  exposure to credit risk for accounts receivable;

  •
  pressure on DragonWave's pricing models from existing and potential customers as a result of competition;

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

  •
  risks associated with a possible change in our tax status or assessment by domestic or foreign tax authorities;

  •
  risks and expenses associated with DragonWave's status as a public company;

  •
  reliance on outsourced manufacturing;

  •
  reliance on suppliers of components and services;

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

        The risks and uncertainties related to the risk factors listed above, and the materializing of such risk and uncertainties, may be materially increased by our acquisition of the microwave transport business of Nokia Siemens Networks. In particular, material risks and uncertainties include, without limitation:

  •
  reliance on Nokia Siemens Networks for a large percentage of our revenues;

  •
  the impact of supporting the Nokia Siemens Networks channel on our operating costs and margins, including increased cash requirements to fund acquired operations, and the associated requirement to comply with debt financing covenants with our lenders, (which should be understood in light of our history of losses noted above);

  •
  increased exposure to global currency fluctuations;

  •
  the risk that expected synergies will not materialize;

  •
  the risk that unexpected costs will be incurred to integrate the business;

  •
  the risk that end-customer demand will not meet expectations; and

  •
  risks associated with acquisitions generally as detailed in our most recently filed Annual Information Form, or AIF.

        Forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia Siemens Networks and our recently announced renewed operational framework with Nokia Siemens Networks are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate and expectations regarding potential synergies and prospects going forward. Other risks relating to Nokia Siemens Networks, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2012 under item 3D "Risk Factors".

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

CURRENCY

        Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in U.S. dollars. The exchange rate of U.S. dollars into Canadian dollars, based upon the noon rate of exchange on February 28, 2013 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars, was US$1.00 = CAD$1.0285.

 AUDITED ANNUAL FINANCIAL STATEMENTS

        Our audited consolidated financial statements for the years ended February 28, 2013 and February 29, 2012, including the report of our independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Our management's discussion and analysis, or MD&A, for the year ended February 28, 2013 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

        Purchasing, holding, or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        At the end of the period covered by this annual report for the fiscal year ended February 28, 2013, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2013, to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of February 28, 2013.

Attestation Report of Independent Registered Public Accounting Firm

        The attestation report of Ernst & Young LLP ("EY") is included in EY's report, dated May 8, 2013, to the shareholders of the Company, which accompanies the Registrant's audited consolidated financial statements for the fiscal year ended February 28, 2013, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

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

Audit Committee Financial Expert

        Our Board of Directors has determined that each of Thomas Manley and Claude Haw qualifies as an "audit committee financial expert" within the meaning of the SEC's rules and each of the members of the audit committee is independent as determined under Exchange Act Rule 10A-3 and NASDAQ Rule 5605(a)(2). Information regarding each audit committee member's qualifications and experience can be found under "Audit Committee" in our most recently filed AIF.

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

        The following table sets out the fees billed to us by Ernst & Young LLP and its affiliates for professional services for the year ended February 28, 2013 and the year ended February 29, 2012. During these years, E&Y was our only external auditor.

	Year Ended February 28, 2013	Year Ended February 29, 2012
Audit Fees(1)	$330,098	$324,098
Audit Related Fees(2)	$83,325	$59,816
Tax Fees(3)	$51,292	$107,440
All Other Fees and Administrative Charges(4)	$138,203	$108,245

TOTAL	$602,918	$599,599

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

OFF-BALANCE SHEET ARRANGEMENTS

        Information about our off-balance sheet arrangements can be found under "Off-Balance Sheet Arrangements" in our management's discussion and analysis, or MD&A, for the year ended February 28, 2013 which section is incorporated herein by reference.

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

        There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended February 28, 2013.

CONTRACTUAL OBLIGATIONS

        The following table presents a breakdown of our known outstanding contractual obligations by maturity as of February 28, 2013:

		Payment due by period (Figures are in thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$6,329	$2,160	$4,169	—	—

Total	$6,329	$2,160	$4,169	—	—

        The amounts in the table above do not reflect the future tax obligations attributable to such amounts because we are unable to reasonably estimate the amount of such tax obligations.

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

DRAGONWAVE INC.
By:	/s/ RUSSELL FREDERICK
Name:	Russell Frederick
Title:	Chief Financial Officer

Date: May 8, 2013

 EXHIBIT INDEX

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
23.1	Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP dated May 8, 2013	X
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 8, 2013	X
31.2	Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 8, 2013	X
32.1	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 8, 2013	X
32.2	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 8, 2013	X
99.1	Annual Information Form for the year ended February 28, 2013*
99.2	Audited consolidated financial statements and notes thereto for the years ended February 28, 2013 and February 29, 2012	X
99.3	Management's Discussion and Analysis for the year ended February 28, 2013	X
99.4	Press Release dated May 8, 2013 — DragonWave Announces Financial Results for Fourth Quarter and Full Fiscal Year 2013	X
99.5	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)*
99.6	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)*
101	Interactive Data File*

*
To be filed by amendment.

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