Form 40-F/A
period 2013-02-28
DRAGONWAVE INC
filed 2013-05-17
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 17, 2013

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

        The Registrant is filing this Amendment No. 1 (this "Amendment") to the Registrant's annual report on Form 40-F dated May 8, 2013 (as amended hereby, the "Form 40-F") for the sole purpose of submitting its Annual Information Form for the year ended February 28, 2013, Form 52-109F1 Certificates of Annual Filings, filed as Exhibit 99.4 and Exhibits 99.5 and 99.6, respectively, and Interactive Data Files, filed as Exhibit 101. No other changes have been made to the Form 40-F. This Amendment speaks as of the original time of filing the Form 40-F and does not modify or update in any way disclosures made in the Form 40-F except as expressly set forth herein.

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

2

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

        The list above is not exhaustive of the factors that may affect our forward-looking statements and forward-looking information. Some of the important risks and uncertainties that could affect forward-looking statements and forward-looking information are described further in the exhibits attached to the Form 40-F. In light of these risks, uncertainties and assumptions, the forward looking events discussed in the Form 40-F and the documents incorporated herein by reference, including, without limitation, our published financial guidance, may not occur.

3

 ANNUAL INFORMATION FORM

        Our AIF for the fiscal year ended February 28, 2013 is filed as Exhibit 99.1 and incorporated by reference in the Form 40-F.

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

Date: May 17, 2013

4

 EXHIBIT INDEX

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Previously Filed	Form	Exhibit No.	File No.	Filing Date
23.1	Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP dated May 8, 2013		X
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 17, 2013	X
31.2

Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 17, 2013

X
32.1	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 17, 2013	X
32.2	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 17, 2013	X
99.1	Annual Information Form for the year ended February 28, 2013	X
99.2	Audited consolidated financial statements and notes thereto for the years ended February 28, 2013 and February 29, 2012		X
99.3	Management's Discussion and Analysis for the year ended February 28, 2013		X
99.4	Press Release dated May 8, 2013 — DragonWave Announces Financial Results for Fourth Quarter and Full Fiscal Year 2013		X
99.5	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)	X
99.6	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)	X
101	Interactive Data File	X

QuickLinks

EXPLANATORY NOTE
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
ANNUAL INFORMATION FORM
INTERACTIVE DATA FILE
SIGNATURES
EXHIBIT INDEX