Form 40-F/A
period 2014-02-28
DRAGONWAVE INC
filed 2014-05-23
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 22, 2014

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

        The Registrant is filing this Amendment No. 1 (this "Amendment") to the Registrant's annual report on Form 40-F dated May 14, 2014 (as amended hereby, the "Form 40-F") for the sole purpose of submitting its Annual Information Form for the year ended February 28, 2014, and Form 52-109F1 Certificates of Annual Filings, filed as Exhibit 99.1 and Exhibits 99.5 and 99.6, respectively. No other changes have been made to the Form 40-F. This Amendment speaks as of the original time of filing the Form 40-F and does not modify or update in any way disclosures made in the Form 40-F except as expressly set forth herein.

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

2

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

ANNUAL INFORMATION FORM

        Our AIF for the fiscal year ended February 28, 2014 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

3

 SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DRAGONWAVE INC.
	By:	/s/ RUSSELL FREDERICK
	Name:	Russell Frederick
	Title:	Chief Financial Officer

Date: May 22, 2014

 EXHIBIT INDEX

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Previously Filed	Form	Exhibit No.	File No.	Filing Date
23.1	Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP dated May 14, 2014		X
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 22, 2014	X
31.2

Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 22, 2014

X
32.1	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 22, 2014	X
32.2	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 22, 2014	X
99.1	Annual Information Form for the year ended February 28, 2014	X
99.2	Audited consolidated financial statements and notes thereto for the years ended February 28, 2014 and February 28, 2013		X
99.3	Management's Discussion and Analysis for the year ended February 28, 2014		X
99.4	Press Release dated May 8, 2014 — DragonWave Announces Financial Results for Fourth Quarter and Full Fiscal Year 2014		X
99.5	Form 52-109F1 Certificate of Annual Filings (Chief Executive Officer)	X
99.6	Form 52-109F1 Certificate of Annual Filings (Chief Financial Officer)	X
101	Interactive Data File		X

QuickLinks

EXPLANATORY NOTE
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
ANNUAL INFORMATION FORM
SIGNATURES
EXHIBIT INDEX