Form 20-F
period 2015-02-28
DRAGONWAVE INC
filed 2015-05-27
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2015
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-34491

DRAGONWAVE INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of the Registrant's name into English)

Canada
(Jurisdiction of incorporation)

411 Legget Drive, Suite 600, Ottawa, Ontario, Canada K2K 3C9
(Address of principal executive offices)

Peter Allen
President and Chief Executive Officer
411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9
(613) 599-9991
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.:

Title of each class

Common Shares, no par value

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As at February 28, 2015, 75,290,818 common shares of the Registrant were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                       Accelerated filer ☒                       Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒                       International Financial Reporting Standards                        Other ☐

as issued by the International Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Information Contained in this Annual Report

        All information in this Annual Report on Form 20-F, or our Annual Report, is presented as of February 28, 2015 unless otherwise indicated.

        Unless the context requires otherwise, references in this Annual Report to "DragonWave", "we", "us", "our" or "the Company" include DragonWave Inc., DragonWave Corp., DragonWave Comercio de Equipamentos De Telecomunicacao Ltda., DragonWave S.à r.l., DragonWave Mexico S.A. de C.V. and all of their respective subsidiaries.

        References in this Annual Report to "Nokia" or "NSN" refer to both Nokia Solutions and Networks and its predecessor business as carried on under the name Nokia Siemens Networks. Nokia is a trademark of Nokia Corporation or its affiliates.

        Words importing the singular, where the context requires, include the plural and vice versa and words importing any general include all genders.

        Unless otherwise indicated, all currency amounts referenced in this Annual Report are denominated in United States dollars.

Forward-Looking Statements

        This Annual Report contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements other than statements that are reporting results or statements of historical fact are forward-looking. All forward-looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on or synonyms of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales and revenue estimates, cost estimates and anticipated financial results, capital expenditures, results attributable to mergers and acquisitions activities and other objectives.

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors related to our business and industry that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our ability to maintain and grow our relationship with channel partners, including Nokia;
  •
  our reliance on a small number of customers for a large percentage of revenue;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  our history of losses;
  •
  our ability to implement our ongoing program of operating cost reductions;
  •
  our dependence on our credit facilities;
  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll-outs on a basis that meets customer requirements;
  •
  our ability to successfully manage our managerial, financial and human resources through spikes in demand;
  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;
  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;
  •
  a lengthy and variable sales cycle;
  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;
  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;
  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;
  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  the ability of our customers to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  currency fluctuations;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a change in our tax status or assessment by domestic or foreign tax authorities;
  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  our exposure to potential product defects and product liability claims;
  •
  the impact that general economic weakness and volatility may be having on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty; and
  •
  health and safety risks relating to wireless products.

        In particular, in our most recent fiscal year ended on February 28, 2015, approximately 53% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's introduction of a multivendor microwave ecosystem and Nokia's proposed combination with Alcatel-Lucent, have increased uncertainty for the future of this channel. See "Part I – Item 4. Information on the Company – A. History & Business Developments – Mergers & Acquisitions and Joint Ventures – Acquisition of Microwave Transport Business of NSN and Relationship with Nokia".

Additional risks related specifically to our securities include:

  •
  the minimum bid price for our common shares may not be sufficient for us to maintain our NASDAQ Global Market listing;
  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants have on our ability to raise capital and to undertake certain business transactions;
  •
  risks associated with our ability to raise additional capital;
  •
  large fluctuations in the trading price of our common shares;
  •
  our actual financial results may vary from our publicly disclosed forecasts;
  •
  expense and risks associated with being a U.S. public company and possible loss of our foreign private issuer status;
  •
  expense and risks associated with possible loss of our ability to use the multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada;
  •
  an investor may not be able to bring actions or enforce judgment against us and certain of our directors and officers;
  •
  we do not currently intend to pay dividends on our common shares;
  •
  tax consequences associated with an investment in our securities;
  •
  future sales of common shares by our existing shareholders could cause our share price to fall;
  •
  our management's broad discretion over the use of proceeds of financings; and
  •
  certain Canadian laws could prevent or deter a change of control.

        Also see the discussion under "Part I – Item 3. Key Information – D. Risk Factors" in this Annual Report. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this Annual Report in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Annual Report might not occur or might not occur when stated. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plan relating to the future as of the date of this Annual Report and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward looking statements. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

 PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.

        Not applicable.

ITEM 2.    Offer Statistics and Expected Timetable.

        Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data.

        The selected financial data set forth in the table below has been derived from our audited historical financial statements for each of the years from 2011 to 2015. The selected consolidated statement of operations data for the years 2014, 2015 and 2013, and the selected consolidated balance sheet data at February 28, 2015, 2014 and 2013, have been derived from our audited consolidated financial statements set forth in "Part III – Item 18. Financial Statements". The selected consolidated statement of operations data for the years 2011 and 2012 and the selected consolidated balance sheet data at February 28, 2011 and February 29, 2012, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). You should read the consolidated financial data with the section of this Annual Report entitled "Part I – Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those financial set forth in "Part III – Item 18. Financial Statements".

        The tables are expressed in USD $000's except share and per share amounts.

Selected Consolidated Statements of Operation Data

	For the year ended
	Feb 28 2011	Feb 29 2012	Feb 28 2013	Feb 28 2014	Feb 28 2015
Revenue	118,010	45,656	123,877	90,011	157,766

Gross Profit	50,550	16,401	19,501	10,663	27,994

Gross Profit %	42.8%	35.9%	15.7%	11.8%	17.7%
Operating Expenses	47,754	54,956	76,709	50,236	47,717
(Loss) Income before amortization of intangibles and other items	2,796	(38,555)	(57,208)	(39,573)	(19,723)
Net (loss) income applicable to shareholders	2,007	(33,481)	(54,749)	(34,242)	(21,520)
Net (loss) income per share
Basic	0.06	(0.94)	(1.46)	(0.83)	(0.32)
Diluted	0.05	(0.94)	(1.46)	(0.83)	(0.32)
Weighted average number of shares outstanding
Basic	35,812,507	35,506,689	37,495,818	41,438,383	68,111,696
Diluted	36,741,961	35,506,689	37,495,818	41,438,383	68,111,696

Selected Consolidated Balance Sheet Data

	For the year ended
	Feb 28 2011	Feb 29 2012	Feb 28 2013	Feb 28 2014	Feb 28 2015
Cash and cash equivalents, restricted cash and short-term investments	89,714	52,975	22,959	18,992	23,692
Trade receivables	11,579	9,850	35,452	17,408	48,626
Inventory	28,204	27,043	32,722	30,416	24,294
Total other current assets	5,859	5,570	19,989	5,978	5,895
Long term assets	35,224	24,683	23,872	18,326	18,546
Total assets	170,580	120,121	134,994	91,120	121,053
Total liabilities	37,953	18,056	79,384	49,677	76,285
Shareholders' equity	132,627	101,727	55,594	41,524	43,801
Shares issued and outstanding	35,421,893	35,586,206	38,048,297	58,008,746	75,290,818

B.    Capitalization and Indebtedness.

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

        Not applicable.

D.    Risk Factors.

        Readers should carefully consider the following risk factors in addition to the other information contained in this Annual Report. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business operations and cause the price of our common shares or other securities to decline. Any of the matters highlighted in the following risks could have a material adverse effect on our business, results of operations and financial condition. In that event, the trading price of our common shares or other securities could decline, and a purchaser of our common shares or other securities may lose all or part of his, her or its investment.

  Risks Related to our Business and Industry

Our ability to sell products and services is dependent upon our establishing and maintaining relationships with channel partners.

        We are dependent upon our ability to establish and develop new relationships and to build on existing relationships with channel partners to sell our current and future products and services. We cannot provide assurance that we will be successful in maintaining or building on our relationships with channel partners. In addition, we cannot provide assurance that our channel partners will act in a manner that will promote the success of our products and services. Failure by channel partners to promote and support our products and services could adversely affect our business, results of operations and financial condition.

        In our fiscal year ended February 28, 2015 our principal channel partner was Nokia. Our sales through the Nokia channel accounted for 53% of our revenues in the 2015 fiscal year. Sales through the Nokia channel have been highly variable over time and our ability to predict future sales through this channel is limited. We have in the past had to restructure our commercial framework with Nokia in order to make this channel sustainable.

        Most of our channel partners, including Nokia, also sell products and services of our competitors. Nokia has recently introduced a multi-vendor partner ecosystem that includes microwave suppliers other than us. If some of our competitors offer their products and services to our channel partners on more favorable terms or have more products or services available to meet their needs, there may be pressure on us to reduce the price of our products or services or increase the commissions payable to channel partners, failing which our channel partners may stop carrying our products or services or de-emphasize the sale of our products and services in favor of the products and services of our competitors.

        We believe that channel partners exert significant influence on customer purchasing decisions, especially purchasing decisions by large service provider customers. In particular, large service provider customers may choose to adopt strategies to limit the number of channel partners and/or equipment vendors for their network builds, or only contract with channel partners that offer "end to end" solutions, to address interoperability concerns among other reasons. This approach may reduce our opportunities to sell directly to end-customers and increase our reliance on our channel partners. In addition, several of our channel partners have developed their own microwave solutions internally. To the extent that our channel partners have or acquire their own microwave solutions that compete with our products, our relationships with these channel partners could be materially adversely affected.

        Mergers and consolidations among channel partners could disrupt our sales channels, particularly if a merger partner introduces its own internal microwave solution into one of our established channel partners. On April 15, 2015, our principal channel partner Nokia announced its proposed combination with Alcatel-Lucent. Alcatel-Lucent sells microwave products that compete with our products. While Nokia has reaffirmed its commitment to partnering, both Nokia's recent introduction of a multi-vendor microwave ecosystem and the proposed Alcatel-Lucent combination increases uncertainty for the future of the Nokia channel.

        We are also directly and indirectly exposed to developments in our channel partners' businesses. Competition in the mobile broadband infrastructure and related services market is intense. Our channel partners may be unable to maintain or improve their market position or respond successfully to changes in the competitive environment. Our channel partners may fail to effectively and profitably invest in new competitive products, services, upgrades and technologies and bring them to market in a timely manner. To the extent that our business depends on our channel partners, the failure of our channel partners to adopt successful strategies and grow their own businesses could have a material adverse effect on our business, results of operations and financial condition.

We rely on a small number of customers for a large percentage of our revenue.

        We have been dependent, and expect that in at least the next twelve months we will continue to be dependent, on a small number of key customers. Nokia represented approximately 53% of our sales for the fiscal year ended February 28, 2015. A second key customer represented approximately 16% of our sales during the same period.

        We generally supply products to our end-customers and channel partners on a purchase order basis and, accordingly, customers are under no ongoing obligation to buy our products. Our relationships with our end-customers and channel partners are generally not exclusive. To the extent that certain of our end-customers and channel partners regard us as a critical supplier of equipment, such customers and channel partners may choose to develop alternative sources of supply, such as our competitors, in order to mitigate actual or perceived risk to their own supply chains. If one or more of our end-customers or channel partners discontinues its relationship with us for any reason, or reduces or postpones current or expected purchases of our products or services, our business, results of operations and financial condition could be materially adversely affected.

        Strategic transactions within the service provider market, such as consolidation as a result of mergers as well as divestitures and restructurings, may introduce uncertainty into our customers and prospective customers as they realign their businesses. This may delay orders for our products and services, cause orders to be cancelled or the use of our products to be discontinued, which would have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from several competitors and if we do not compete effectively with these competitors, our revenue may not grow and could decline.

        We have experienced, and expect to continue to experience, intense competition from a number of companies. Among independent microwave vendors, we compete principally with Aviat Networks, Inc., Ceragon Networks Ltd., SIAE Microelettronica and NEC Corporation. Our existing and/or new competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry standards or deeply discount the price of their products. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Our competitors may also establish or strengthen co-operative relationships with sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote and sell our products. For example, certain of our competitors are included in Nokia's recently introduced microwave ecosystem.

        Some of our competitors and potential competitors have significantly greater financial, technical, marketing and/or service resources than us and/or have greater geographical reach to existing and prospective customers. Some of these companies also have a larger installed base of products, longer operating histories or greater name recognition than we do. Some of our competitors have the ability to offer vendor financing to their customers which we do not currently have nor expect to have in the foreseeable future. Customers for our products are particularly concerned that their suppliers will continue to operate and provide upgrades and maintenance for their products over a long-term period. Our relatively small size and short operating history may be considered negatively by current and prospective customers. In addition, our competitors may be able to respond more quickly than us to changes in end-user requirements and devote greater resources to the enhancement, promotion and sale of their products.

We face competition from indirect competitors.

        In addition to direct competitors, we face competition from broadband technologies that compete with wireless transmission. Our products compete to a certain extent with other high-speed communications solutions, including fiber optic lines, digital subscriber line ("DSL"), free space optics, low and medium capacity point-to-point radios and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. Our wireless products and many other wireless products require a direct line of sight between antennas, potentially limiting deployment options and the ability to deploy products in a cost-effective manner. In addition, customers may wish to use transmission frequencies for which we do not offer products and, therefore, such customers may turn to our competitors to fulfill their requirements. We expect to face increasing competitive pressures from both current and future technologies in the broadband backhaul market. In light of these factors, the market for broadband wireless solutions may fail to develop or may develop more slowly than expected. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

We have a history of losses and cannot provide assurance that we will achieve profitability. If we fail to do so, our share price may decline.

        We reported net losses of $10.7, $8.3 and $6.0 million (all figures in Canadian dollars) for our 2007, 2008 and 2009 fiscal years respectively. In the 2010 and 2011 fiscal years, we reported net income of $27.8 and $2.0 million (US Dollars) respectively. In the 2012, 2013 and 2014 fiscal years, we reported a net loss applicable to shareholders of $33.5, $54.7 and $34.2 million (US Dollars) respectively. In the 2015 fiscal year, we reported a net loss applicable to shareholders of $21.5 million (US Dollars). We expect our expenses will be managed in light of short term and long term revenue opportunities. We cannot provide assurance that we will be able to achieve profitability on a quarterly or annual basis. Our business strategies may be unsuccessful. If short term and long term revenue opportunities do not come to fruition, this will impact our ability to achieve profitability. If we are not able to achieve profitability, our share price may decline and we may require additional financing, which may not be available to us.

We depend on our ability to implement our ongoing program of operating cost reductions.

        Our future success depends on both growing revenues and our ability to effectively implement our ongoing cost control and efficiency programs. There can be no guarantee that we will be able to successfully reduce our operating costs.

We rely on our credit facilities for working capital to finance our operations.

        While our objective is cash flow break-even from operations, given the volatility in our revenues we cannot accurately predict when that objective will be achieved, if at all. We intend to continue to draw on our revolving credit facilities to provide working capital to finance our operations. We are therefore dependent on the continued availability of these credit facilities or alternative sources of financing. In order to maintain our credit facilities in good standing, we must comply with bank covenants and carefully manage our cash. From time to time this places constraints on our ability to make investments and ramp up our operations. In addition, we have benefited in recent years from a low interest rate environment. If interest rates increase, our costs of borrowing will increase, which may adversely affect our financial condition.

Our success depends on our ability to develop new products, enhance existing products, and execute product roll-outs on a basis that meets customer requirements.

        The markets for our products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. Our success depends on our ability to anticipate and react quickly to changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. In particular, the continued acceptance and future success of our product offerings will depend on the capacity of those products to handle growing volumes of traffic, their reliability and security, and their cost-effectiveness compared to competitive product offerings. We cannot give assurance that we will successfully develop new products or enhance and improve our existing products, that new products and enhanced and improved existing products will achieve market acceptance, or that the introduction of new products or enhanced existing products by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and that meet customer needs could have a material adverse effect on our business, financial condition and results of operations. Accelerated product introductions and short product life cycles require high levels of expenditure for research and development that could adversely affect our operating results. Further, any new products that we develop could require long development and testing periods and may not be introduced in a timely manner or may not achieve the broad market acceptance necessary to generate significant revenue.

        If a new product does receive market acceptance, it is often necessary to adapt our supply chain rapidly in order to meet customer expectations and demand. Constraints caused by component suppliers and outsourced manufacturers can slow the pace of new product rollouts, adversely affecting our business, financial condition and results of operations.

        As we develop new products, our older products will reach the end of their lives. As we discontinue the sale of these older products, we must manage the liquidation of inventory, supplier commitments and customer expectations. Part of our inventory may be written off, which would increase our cost of sales. In addition, we may be exposed to losses on inventories purchased by our contract manufacturers. If we or our contract manufacturers are unable to properly manage the discontinuation of older products and/or if we are unable to secure customer acceptance of new products, our business, financial condition and results of operations could be materially and adversely affected.

Failure to successfully manage our managerial, financial and human resources through spikes in demand may adversely impact our operating results.

        Given the project-based nature of deployments, we experience spikes in demand that are unpredictable and can place a strain on managerial, financial and human resources. Our ability to manage future growth will depend in large part upon a number of factors, including our ability to rapidly:

  •
  build a network of channel partners to create an expanding presence in the evolving marketplace for our products and services;

  •
  build a sales team to keep customers and channel partners informed regarding the technical features, issues and key selling points of our products and services;

  •
  attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

  •
  develop support capacity for customers as sales increase, so that we can provide post-sales support without diverting resources from product development efforts; and

  •
  expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas.

        Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

Our ability to manage our workforce, recruit and retain management and other qualified personnel is crucial to our ability to develop, market, sell and support our products and services.

        We depend on the services of our key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on our business, results of operations and financial condition. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, sales, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future. Stock options and other share based compensation comprise a significant component of our compensation of key employees, and if our share price declines, it may be difficult to recruit and retain such individuals. The size of our pool for share based awards (including options) may limit our ability to use equity incentives as a means to recruit and retain key employees. Our inability to attract and retain the necessary technical, sales, marketing and management personnel may adversely affect our future growth and profitability. It may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased. We do not currently maintain corporate life insurance policies on key employees.

        As we expand globally, we may add to our workforce in jurisdictions where it is common or legally required for employees to be unionized. In such case, we may become dependent on maintaining good relations with our workforce in order to, among other things, minimize the possibility of strikes, lock-outs and other stoppages that could affect our operations. Relations with our employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions we carry on business. Labour disruptions that directly or indirectly affect any of our operations could have a material adverse impact on our business, results of operations and financial condition.

Our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

        Our revenue is difficult to forecast, is likely to fluctuate significantly and may not be indicative of our future performance from quarter to quarter. In addition, our operating results may not follow any past trends. The factors affecting our revenue and results, many of which are outside of our control, include:

  •
  competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

  •
  market acceptance of our products and services;

  •
  our ability to maintain existing relationships and to create new relationships with channel partners;

  •
  varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

  •
  the project-based nature of deployments of our products;

  •
  the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

  •
  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

  •
  general weakening of the economy resulting in a decrease in the overall demand for telecommunications products and services or otherwise affecting the capital investment levels of service providers;

  •
  timing of product development and new product initiatives; and

  •
  the length and variability of the sales cycles for our products.

        Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of conversion of our sales prospects into revenue could cause us to plan or budget inaccurately, and those variations could adversely affect our financial results. Delays, reductions in the amount or cancellations of customers' purchases would adversely affect our business, results of operations and financial condition.

We have a lengthy and variable sales cycle.

        It is difficult for us to forecast the timing of revenue from sales of our products because our customers typically invest substantial time, money and other resources researching their needs and available competitive alternatives before deciding to purchase our products and services. Typically, the larger the potential sale, the more time, money and other resources will be invested by customers. As a result, it may take many months after our first contact with an end-customer before a sale can actually be completed. In addition, we rely on our channel partners to sell our products to customers and, therefore, our sales efforts are vulnerable to delays at both the channel partner and the end-customer level.

        During these long sales cycles, events may occur that affect the size or timing of the order or even cause it to be cancelled, including:

  •
  purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty;

  •
  we or our competitors may announce or introduce new products or services;

  •
  our competitors may offer lower prices on similar products; or

  •
  budget and purchasing priorities of customers may change.

        If these events were to occur, sales of our products or services may be cancelled or delayed, which would reduce our revenue.

We rely on our suppliers to supply components for our products and we are exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

        The manufacturers of our products depend on obtaining adequate supplies of components on a timely basis. We source several key components used in the manufacture of our products from a limited number of suppliers, and in some instances, a single source supplier.

        In addition, these components are often acquired through purchase orders and we may have no long-term commitments regarding supply or pricing from our suppliers. Lead-times for various components may lengthen, which may make certain components scarce. As component demand increases and lead-times become longer, our suppliers may increase component costs. We also depend on anticipated product orders to determine our materials requirements. Lead-times for limited-source materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, shortages in allocations of components have resulted in delays in filling orders. Shortages and delays in obtaining components in the future could impede our ability to meet customer orders. Any of these sole source or limited source suppliers could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. As a result, these sole source and limited source suppliers may stop selling their components to our outsourced manufacturers at commercially reasonable prices, or at all. Any such interruption, delay or inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect our ability to meet scheduled product deliveries to our customers and reduce margins realized.

        Alternative sources of components are not always available or available at acceptable prices. In addition, we rely on, but have limited control over, the quality, reliability and availability of the components supplied to us. If we cannot manufacture our products due to a lack of components, or are unable to redesign our products with other components in a timely manner, our business, results of operations and financial condition could be adversely affected.

        Our dependence and exposure on component suppliers is heightened when we introduce new products. New products frequently include components that we do not use in other product lines. When we introduce new products, we must secure reliable sources of supply for those products at volumes that will be dictated by end-customer demand. Demand is often difficult to predict until the new product is better established. Constraints in our supply chain can slow the progress of new product roll-outs, adversely affecting our business, results of operations and financial condition.

We rely primarily upon three outsourced manufacturers for manufacturing and we are exposed to the risk that these manufacturers will not be able to satisfy our manufacturing needs on a timely basis.

        We do not have any internal manufacturing capabilities and we rely upon a small number of outsourced manufacturers to manufacture our products. Substantially all of our products are currently manufactured by Jabil, TQ, and Plexus. See "Part I – Item 4. Information on the Company – B. Description of the Business – General – Production and Services". Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our outsourced manufacturers, including:

  •
  our outsourced manufacturers not being obligated to manufacture our products on a long-term basis in any specific quantity or at any specific price;

  •
  early termination of, or failure to renew, contractual arrangements;

  •
  our failure to effectively manage our outsourced manufacturer relationships;

  •
  our outsourced manufacturers experiencing delays, disruptions or quality control problems in their manufacturing operations;

  •
  lead-times for required materials and components varying significantly and being dependent on factors such as the specific supplier, contract terms and the demand for each component at a given time;

  •
  underestimating our requirements, resulting in our outsourced manufacturers having inadequate materials and components required to produce our products, or overestimating our requirements, resulting in charges assessed by the outsourced manufacturers or liabilities for excess inventory, each of which could negatively affect our gross margins;

  •
  the possible absence of adequate capacity and reduced control over component availability, quality assurances, delivery schedules, manufacturing yields and costs; and

  •
  our outsourced manufacturers experiencing financial instability which could affect their ability to manufacture or deliver our products.

        Although we believe that Jabil, TQ, and Plexus have sufficient economic incentive to perform our manufacturing, the resources devoted to these activities by Jabil, TQ, and Plexus are not within our control, and there can be no assurance that manufacturing problems will not occur in the future. Insufficient supply or an interruption or stoppage of supply from Jabil, TQ, and Plexus or our inability to obtain additional manufacturers when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

        If any of our outsourced manufacturers are unable or unwilling to continue manufacturing our products in required volumes and quality levels, we will have to identify, qualify, select and implement acceptable alternative manufacturers, which would likely be time consuming and costly. In addition, an alternate source may not be available to us or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Therefore, any significant interruption in manufacturing would result in us being unable to deliver the affected products to meet our customer orders, which could have a material adverse effect on our business, results of operations and financial condition.

Our engagements with our channel partners and end-customers are increasingly complex, particularly for large network deployments, and failure to execute may result in commercial penalties or liquidated damages.

        Some of the projects for which we offer products and services are increasing in size and complexity, both on a technical level and in terms of required interaction with our channel partners. The larger and more complex such projects are, the greater the risks associated with such projects. These risks may include exposure to penalties and liabilities resulting from a breach of contract, failure to deliver on the agreed product roadmap or warranted features, failure to resolve product quality or performance issues, failure to meet delivery lead times, or failure to effectively integrate our products with third party products.

We have to reduce our prices from time to time in response to intense competition. If we are required to change our prices in future to compete successfully, our margins and operating results may be adversely affected.

        The intensely competitive market in which we conduct our business has required us to reduce our prices, and may require us to do so in the future. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products and services, we may be required to lower our prices or offer other favorable terms to compete successfully. In the past, certain changes in our pricing models have had a negative impact our margins and operating results. Any such changes in the future could reduce our margins and could adversely affect our operating results.

We may be adversely affected by credit risk.

        We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

Our growth is dependent on the development and growth of the market for high-capacity wireless communications services.

        The market for high-capacity wireless communications services is still emerging and the market demand, price sensitivity and preferred business model to deliver these services remain highly uncertain. Our growth is dependent on, among other things, the size and pace at which the market for high-capacity wireless communications services develops. If this market does not gain widespread acceptance and declines, remains constant or grows more slowly than anticipated, we may not be able to grow or sustain our growth, and our overall revenues and operating results will be materially and adversely affected.

        In particular, our products are optimized for service providers that wish to deploy networks based on emerging 3G+ technologies such as HSPA, WiMAX and Long-Term Evolution (" LTE"). There can be no assurance that there will be sufficient end-user demand for services offered using these emerging network technologies. Other competing technologies may be developed that have advantages over these emerging technologies, and service providers of other networks based on these competing technologies may be able to deploy their networks at a lower cost, which may allow these service providers to compete more effectively.

        Service providers that do choose to deploy emerging technologies for high-capacity wireless communications services are also dependent on suppliers other than us in order to build and operate their networks. If these third party suppliers are unsuccessful in developing the network components, subscriber equipment and other equipment required by our customers in a timely and cost-efficient manner, network deployments by our customers and demand for our products will be materially and adversely affected.

If sufficient radio spectrum is not allocated for use by our products or if we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

        Radio communications are subject to significant regulation in North America, Europe, India and other jurisdictions in which we sell our products. Generally, our products must conform to a variety of national and international standards and requirements established to avoid interference among users of radio frequencies and to permit the interconnections of telecommunications equipment. In addition, our products are affected by the allocation and licensing (by auction or other means) of radio spectrum by governmental authorities. Such governmental authorities may not allocate or license sufficient radio spectrum for use by prospective customers of our products. Historically, in many developed countries, the lack of availability of commercial radio spectrum or the failure by governments to license that spectrum has inhibited the growth of wireless telecommunications networks.

        In order to sell our products in any given jurisdiction, we must obtain regulatory approval for our products. Each jurisdiction in which we market our products has its own rules relating to such approval. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable radio spectrum allocations and regulations, and the process of establishing new regulations is complex and lengthy.

        Any failure by regulatory authorities to allocate suitable and sufficient radio spectrum to potential customers in a timely manner could adversely and materially impact demand for our products and may result in the delay or loss of potential orders for our products. In addition, any failure by us to obtain or maintain the proper regulatory approvals for our products could have a material adverse effect on our business, financial condition and results of operations.

If our current or prospective customers are unable to secure a license for applicable radio spectrum or other regulatory approvals to operate as a service provider, the customer may not be permitted to deploy or operate a wireless network using our products.

        Our products operate primarily on government-licensed radio frequencies. Users of our products must either have a spectrum license to operate and provide communications services in the applicable frequency or must acquire the right to do so from another license holder. In many jurisdictions, regulatory approvals are also required in order to operate a telecommunications or radio-communications network. Obtaining such licenses and other approvals is a lengthy process and is subject to significant uncertainties, including uncertainties as to timing and availability. There can be no assurance as to when any government may license radio spectrum or as to whether our customers will be successful in securing, maintaining or renewing any necessary spectrum licenses or other regulatory approvals.

        In addition, if a license holder of such radio spectrum files for liquidation, dissolution or bankruptcy, substantial time could pass before its licenses are transferred, cancelled, reissued or made available by the applicable government licensing authority. Until the licenses are transferred, cancelled, reissued or otherwise made available, other operators may be precluded from operating in such licensed spectrum, which could decrease demand for our products. In addition, if the authorities choose to revoke licenses for certain radio frequencies, demand for our products may decrease as well.

Changes in government regulation, or industry standards, may limit the potential markets for our products. We may need to modify our products, which may increase our product costs and adversely affect our ability to become profitable.

        Radio frequencies are subject to extensive regulation both nationally and internationally. The emergence or evolution of regulations and industry standards for wireless products, through official standards committees or widespread use by operators, could require us to modify our systems. This may be expensive and time-consuming. Each country has different regulations and procedures for the approval of wireless communications equipment and the uses of radio spectrum in association with that equipment. If new industry standards emerge that we do not anticipate, our products could be rendered obsolete.

We may be adversely affected by currency fluctuations.

        The majority of our revenue and direct cost of sales is earned and incurred in U.S. dollars, while our operating expenses are (or have been) incurred in Canadian dollars, Israeli shekels, Chinese renminbi, U.S. dollars and EUROs. Fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar, may have a material adverse effect on our business, financial condition and operating results. As of March 1, 2010, we adopted the U.S. dollar as our functional and reporting currency. This was a result of the shift over time of the proportion of our revenues and expenses in U.S. dollars. We do not currently engage in transactional hedging schemes but we do attempt to hedge or mitigate the risk of currency fluctuations by actively monitoring and managing our foreign currency holdings relative to our foreign currency expenses.

If our intellectual property is not adequately protected, we may lose our competitive advantage.

        Our success depends in part on our ability to protect our rights in our intellectual property. We rely on various intellectual property protections, including patents, copyright, trade-mark and trade secret laws and contractual provisions, to preserve our intellectual property rights. Our present protective measures may not be adequate or enforceable to prevent misappropriation of our technology or to prevent a third party from developing the same or similar technology. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without our authorization. Policing unauthorized use of intellectual property is difficult, and some foreign laws and jurisdictions do not protect proprietary rights to the same extent as the laws of Canada or the United States.

        To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert management's attention, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Our business may be harmed if we infringe on the intellectual property rights of others.

        Our commercial success depends, in part, upon us not infringing intellectual property rights owned by others. A number of our competitors and other third parties have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by us in our products. Some of these patents may grant very broad protection to the owners of the patents. We cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights due to the growth of products in our target markets, the overlap in functionality of these products and the prevalence of products. Aggressive patent litigation is not uncommon in our industry and can be disruptive. We may become subject to these claims either directly or through indemnities against these claims that we routinely provide to our customers and channel partners. In some of our agreements we do not have a limit on our liability for such claims and therefore a successful claim could result in significant liability to us.

        In addition, we have received, and may receive in the future, claims from third parties asserting infringement and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of such third party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than us and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could:

  •
  be time consuming to evaluate and defend;

  •
  result in costly litigation;

  •
  cause product shipment delays or stoppages;

  •
  divert the attention and focus of our management and technical personnel away from our business;

  •
  subject us to significant damages, noting that in the United States plaintiffs may be entitled to treble damages if intellectual property infringement is found to be willful;

  •
  subject us to significant other liabilities, including liability to indemnify end-customers pursuant to standard contractual indemnities entered into by us in favor of those customers;

  •
  require us to enter into costly royalty or licensing agreements to avoid or settle infringement litigation; and

  •
  require us to modify, rename or stop using the infringing technology.

        We may be prohibited from developing or commercializing certain technologies and products unless we obtain a license from a third party. There can be no assurance that we will be able to obtain any such license on commercially favorable terms, or at all. If we do not obtain such a license, our business, results of operations and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and to restructure our business to focus on operations in other markets.

        Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and future disputes with these parties are possible. Current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, may not be successful and we may not be able to obtain or renew a license on satisfactory terms or at all. If we cannot obtain required licenses, or if existing licenses are not renewed, litigation could result.

If we lose our rights to use software we currently license from third parties, we could be forced to seek alternative technology, which could increase our operating expenses and could adversely affect our ability to compete.

        We license certain software used in our products from third parties, generally on a non-exclusive basis. The termination of any of these licenses, or the failure of the licensors to adequately maintain or update their software, could delay our ability to ship our products while we seek to implement alternative technology offered by other sources and could require significant unplanned investments on our part if we are forced to develop alternative technology internally. In addition, alternative technology may not be available to us on commercially reasonable terms from other sources. In the future, it may be necessary or desirable to obtain other third party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. There is a risk that we will not be able to obtain licensing rights to the needed technology on commercially reasonable terms, or at all.

We are subject to taxation and review by international tax authorities as we continue to operate globally, which may adversely affect our business, financial condition and results of operations.

        We operate in various tax jurisdictions throughout the world and also generate revenues through international sales efforts. A change in our tax status or assessment by domestic or foreign tax authorities may adversely impact our operating results. While we believe that all of our tax positions are reasonable and correctly determined, there can be no assurance that applicable tax authorities will agree with those positions.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.

        Our business model is to sell our products across the world in jurisdictions where service providers are building new communications networks or expanding existing networks, and our sales and operations are, therefore, global in nature. As a result of the completion of the NSN Transaction (as defined below), our exposure to international markets has been significantly increased. Our current and future international operations subject us to a variety of risks, including:

  •
  difficulty managing and staffing foreign offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

  •
  increased time and costs to ensure adequate business interruption controls, processes and facilities;

  •
  increased time and costs to manage and evolve financial reporting systems, maintain effective financial disclosure controls and procedures, and comply with corporate governance requirements in multiple jurisdictions;

  •
  increased costs and potential disruption of facilities transitions required in some business acquisitions;

  •
  increased exposure to global social, political and economic instability, and changes in economic conditions;

  •
  potential increased exposure to liability or damage of reputation resulting from a higher incidence of corruption or unethical business practices in some countries;

  •
  difficulties in enforcing contracts, collecting accounts receivable and longer payment cycles, especially in emerging markets;

  •
  the need to localize our products and licensing programs for international customers;

  •
  tariffs, trade barriers, compliance with customs regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

  •
  increased exposure to foreign currency exchange rate risk;

  •
  reduced protection and limited enforcement for intellectual property rights in some countries; and

  •
  potential increased exposure to natural disasters, epidemics and acts of war or terrorism.

        Because our products are sold and marketed in different countries, the products must function in and meet the requirements of many different environments and be compatible with various systems and products. If our products fail to meet these requirements, this could negatively impact on sales and have a material adverse effect on our business, results of operation and financial condition. If we are unable to successfully address the potential risks associated with our overall international operations, our operating results and financial condition may be negatively impacted.

We are subject to government regulations concerning our products and their sale and export and our failure or inability to comply with these regulations could materially restrict our operations and subject us to penalties.

        As discussed above, our sales and operations are global in nature and we must comply with applicable export control and economic sanctions laws. Canadian export control and economic sanctions laws govern any information, products or materials that we ship from Canada or otherwise provide to non-Canadian persons. On May 27, 2009 and August 14, 2009, we filed a 'non-compliance report' with Canada's Export and Import Controls Bureau ("EICB") relating to our inadvertent non-compliance with the requirement to obtain an export permit covering certain of our products and a number of export sales and electronic transfers of these products since October 2004. While there can be no assurance that the Government of Canada will not exercise its discretion to impose penalties or impose conditions with respect to the issuance of new export permits in respect of the past acts of non-compliance, since the time we first reported past non-compliance on May 27, 2009, the EICB, on November 26, 2009, granted us a broad-based export permit for a period of two years. We have subsequently been issued a new broad-based export permit that is valid until November 2017. Regardless of its past practice, if the EICB elects to decline the issuance of further export permits or deems us to be in non-compliance of such permits based on continuing disclosure, our ability to continue to export our products could be restricted which could materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

        Finally, although we are a Canadian company, certain of our business transactions are also governed by U.S. export control requirements, including the export of items containing more than de minimis amounts of U.S. controlled content. While we are not aware of any instances of non-compliance with U.S. licensing requirements for hardware or technology exports made during the past five years, our internal review raised questions concerning certain past internet-based transfers of software (some of which apparently contained small amounts of low-level encryption for networking), and we filed a voluntary disclosure with the U.S. Department of Commerce.

        In addition to government regulations regarding sale and export, we are subject to other regulations regarding our products. For example, the U.S. Securities and Exchange Commission (the "SEC") has adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These new rules and verification requirements may impose additional costs on us and on our suppliers, and may limit the sources or increase the prices of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage, and our reputation may be harmed.

Defects in our products could result in significant costs to us and could impair our ability to sell our products.

        Our products are complex and, accordingly, they may contain defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by our end-customers. Defects and errors in our products could materially and adversely affect our reputation, result in significant costs to us, delay planned release dates and impair our ability to sell our products in the future. The costs we incur correcting any product defects or errors may be substantial and could adversely affect our operating margins. While we plan to continually test our products for defects and errors and work with customers through our post-sales support services to identify and correct defects and errors, defects or errors in our products may be found in the future.

If a successful product liability claim were made against us, our business could be seriously harmed.

        Our agreements with our customers typically, although not always, contain provisions designed to limit our exposure to potential product liability claims. Despite this, it is possible that these limitations of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. We have not experienced a material product liability claim to date; however, the sale and support of our products may entail the risk of those claims, which are likely to be substantial in light of the use of our products in critical applications. A successful product liability claim could result in significant monetary liability to us and could seriously harm our business.

A general global economic downturn may negatively affect our customers and their ability to purchase our products. A downturn may decrease our revenues and increase our costs and may increase credit risk with our customers and impact our ability to collect accounts receivable and recognize revenue.

        Since the middle of 2008, there has been global economic uncertainty, including reduced economic growth, reduced confidence in financial markets, bank failures and credit availability concerns. Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economies, which could adversely and materially impact business spending patterns. Tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products.

        Economic downturns may exacerbate some of the other risks that affect our business, results of operations and financial condition. A tighter credit market for consumer, business, and service provider spending may have several adverse effects, including reduced demand for our products, increased price competition or deferment of purchases and orders by our customers. Additional effects may include increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures.

We may be negatively affected by geopolitical uncertainty.

        The market for our products depends on geopolitical conditions affecting the broader market. Acts of terrorism and the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect the global economy. We have conducted significant business in the Middle East which has recently been subject to increased political tensions and changes. Some of these changes have in fact affected our ability in recent fiscal years to do business in this region. Downturns in the economy or geopolitical uncertainties may cause our customers to delay or cancel projects, reduce their overall capital or operating budgets or reduce or cancel orders for our products, which could have a material adverse effect on our business, results of operations and financial condition.

There may be health and safety risks relating to wireless products.

        Our wireless communications products emit electromagnetic radiation. In recent years, there has been publicity regarding, and increased public attention with respect to, the potentially negative direct and indirect health and safety effects of electromagnetic emissions from cellular telephones and other wireless equipment sources, including allegations that these emissions may cause cancer. Health and safety issues related to our products may arise that could lead to litigation or other actions against us or to additional regulation of our products. We may be required to modify our technology and may not be able to do so. We may also be required to pay damages that may reduce our profitability and adversely affect our financial condition. Even if these concerns prove to be baseless, the resulting negative publicity could affect our ability to market our products and, in turn, could harm our business and results of operations.

  Risks Related to our Common Shares & Warrants

The minimum bid price for our common shares on NASDAQ may not be sufficient to maintain our NASDAQ Global Market listing.

        On March 5, 2015 we announced that we had received a notice from NASDAQ that we were not in compliance with NASDAQ's Listing Rule 5450(a)(1), as the minimum bid price of our common shares had closed below US$1.00 per share for 30 consecutive business days. The notification of noncompliance has no immediate effect on the listing or trading of our common shares on the NASDAQ Global Market under the symbol "DRWI".

        We have 180 days, or until August 31, 2015, to achieve compliance with the minimum bid price requirement. To regain compliance, the minimum bid price of our common shares must meet or exceed US$1.00 per share for a minimum of 10 consecutive business days during this 180-day grace period.

        If we do not regain compliance with the Rule by August 31, 2015, we may be eligible for an additional 180 calendar day compliance period. To qualify, we would need to transfer the listing of our common shares to The NASDAQ Capital Market, provided that we meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement. Our failure to regain compliance could result in delisting of our common shares on NASDAQ.

Price adjustment provisions in our outstanding 2013 Warrants may make it more difficult and expensive for us to raise additional capital in the future.

        On September 23, 2013, we completed a public offering (the "2013 Offering") of units ("2013 Units"). The 2013 Offering consisted of the issue and sale of 11,910,000 2013 Units at a price of $2.10 per 2013 Unit for aggregate gross proceeds of approximately $25.0 million. Each 2013 Unit consisted of one common share and three quarters of one warrant (each whole warrant, a "2013 Warrant"). See "Part I – Item 4. Information on the Company – A. History & Business Developments – Equity Offerings & Transactions (Over the Last Three Fiscal Years)".

        The 2013 Warrants issued in the 2013 Offering provide that the exercise price will adjust to the lowest price per share at which we sell or issue or are deemed to sell or issue additional shares (with certain exceptions) (a "full-ratchet" adjustment). Because these price adjustment provisions will have the effect of lowering the price at which our common shares are issued upon exercise of the 2013 Warrants, if we are unable to raise additional capital at an effective price per share that is higher than the exercise price of the 2013 Warrants, these provisions may make it more difficult and more expensive for us to raise capital in the future. As of the date of this Annual Report there are 2,088,750 of the 2013 Warrants outstanding.

        In connection with the 2014 Offering (as defined below), the "full ratchet" adjustment provisions of the 2013 Warrants were engaged, and the exercise price of the 2013 Warrants was changed from $2.70 per share to $1.30 per share.

Certain provisions of our outstanding 2013 Warrants may make it more difficult and expensive, or impossible, for us to undertake or complete certain business transactions.

        The 2013 Warrants issued in the 2013 Offering provide that, upon the consummation of a "Fundamental Transaction", we or our successor entity (if applicable) will purchase any outstanding 2013 Warrants from the holders of such 2013 Warrants by paying to such holders an amount in cash equal to 100% of the "Black Scholes Value" (as such term is defined in the form of 2013 Warrant). As a result, completing certain business transactions may be more costly than anticipated and could result in an inability or failure to complete such transactions. A "Fundamental Transaction" means that we or any of our subsidiaries directly or indirectly, in one or more related transactions:

  •
  consolidate, amalgamate or merge with or into (whether or not we are, or one of our subsidiaries is, the surviving corporation) any other "Person" (as that term is defined in the form of 2013 Warrant); provided however that the winding-up, consolidation, amalgamation or merger of any of our wholly-owned subsidiaries into us, in which we are the continuing or surviving entity, shall not qualify as a Fundamental Transaction, or

  •
  sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all the properties or assets of us and our subsidiaries, considered on a consolidated basis, to any other Person (other than a transfer of assets among us and our wholly-owned subsidiaries), or

  •
  allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding "Voting Shares" (as that term is defined in the form of Warrant);

    (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or

  •
  consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other Person whereby such other Person acquires more than 50% of our outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or

  •
  reclassify our common shares, or

  •
  any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding Voting Shares.

Due to the speculative nature of warrants, it may not be profitable for holders of the 2013 Warrants or 2014 Warrants to exercise such warrants.

        On August 1, 2014 we completed an underwritten public offering (the "2014 Offering") of units. The 2014 Offering consisted of the issue and sale of 15,927,500 units (each a "2014 Unit"), at a price of CAD$1.80 per 2014 Unit for aggregate gross proceeds of approximately CAD$28.7 million. Each 2014 Unit consisted of one common share and one-half of one warrant (each whole warrant, a "2014 Warrant"). See "Part I – Item 4. Information on the Company – A. History & Business Developments – Equity Offerings & Transactions (Over the Last Three Fiscal Years".

        The 2013 Warrants and the 2014 Warrants comprising part of the 2013 Units and 2014 Units, respectively, do not confer common share voting rights on their holders, but rather represent the right to acquire common shares for a limited period of time. Specifically, holders of the 2013 Warrants may exercise their right to acquire common shares and pay an exercise price of $1.30 per share, or exercise the warrants on a cashless basis, prior to September 23, 2018, after which date any unexercised warrants will expire and have no further value. The market value of the Warrants is uncertain. Commencing on August 1, 2014, holders of the 2014 Warrants may exercise their right to acquire common shares and pay an exercise price of CAD$2.25 per share prior to August 1, 2016. The market price of the common shares may not ever equal or exceed the exercise price of the 2013 Warrants or 2014 Warrants, as applicable, and consequently, it may not be profitable for holders of the 2013 Warrants or 2014 Warrants to exercise such warrants.

We may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  fund ongoing operations;

  •
  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

  •
  develop new products; or

  •
  respond to competitive pressures.

        Any additional capital raised through the sale of equity will dilute the percentage ownership of the Company of each shareholder and such dilution may be significant. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financing may not be available on terms favorable to us, or at all. A failure to obtain additional financing could prevent us from making expenditures that may be required to grow or maintain our operations.

The trading price of our common shares has been, and may continue to be, subject to large fluctuations.

        Our outstanding common shares are listed on both the TSX and NASDAQ Global Market. The trading price of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of our common shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire common shares.

        The trading price of our common shares may increase or decrease in response to a number of events and factors, including:

  •
  low trading volumes;

  •
  actual or anticipated fluctuations in our results of operations;

  •
  changes in estimates of our future results of operations by us or securities analysts;

  •
  announcement of technological innovations or new products or services by us or our competitors;

  •
  changes affecting the communications industry; and

  •
  other events and factors, including but not limited to the risk factors identified in this Annual Report.

        In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices.

        Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

Our actual financial results may vary from our publicly disclosed forecasts.

        Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. In particular, we rely on information provided by our largest channel partner, Nokia, for generating our forecasts. Although we believe that the assumptions underlying our guidance and other forward-looking statements are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this Annual Report. Also see "Forward-Looking Statements". If our actual results vary from our announced guidance, the price of our common shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

        DragonWave is a "foreign private issuer" under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements may be different. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

        We may in the future lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

We may lose our ability to use the MJDS, which could result in significant additional costs and expenses to us and make it more difficult to raise capital in the public markets.

        MJDS allows eligible Canadian issuers to use MJDS forms to offer securities publicly in the United States using a Canadian prospectus that is subject to review only by Canadian securities regulatory authorities. To be eligible to use MJDS, an issuer must have a public float of at least $75 million. As of the date of filing this Annual Report our public float is below $75 million. If we are unable to use MJDS, it may be more difficult and costly for us to raise capital in the public markets.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

        The obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

        DragonWave is incorporated under the laws of Canada, and our principal executive offices are located in Canada. Our directors and officers, and our independent public accounting firm, reside outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us.

We do not currently intend to pay dividends on our common shares and, consequently, a shareholder's ability to achieve a return on investment will depend on appreciation in the price of our common shares.

        We have never declared or paid any dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors (also referred to herein as "our board") and will depend upon many factors, including our results of operations, capital requirements and other factors as the board of directors deems relevant. In addition, the covenants provided by us related to our debt facilities with Comerica Bank and Export Development Canada restrict our ability to make payments of dividends on our common shares.

We believe that we are not currently a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, but this factual determination is made annually and could change in the future.

        Based in part on current operations and financial projections, we are not classified as a PFIC for U.S. federal income tax purposes for our 2015 fiscal year. However, an annual determination will need to be made as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure holders of our common shares that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. If we were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. holders of our common shares.

        U.S. holders of our common shares are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of the common shares as may be applicable to their particular circumstances.

The acquisition of, investment in and disposition of our common shares and other securities has tax consequences.

        Prospective investors should be aware that the acquisition, holding and/or disposition of our common shares and other securities has tax consequences both in the United States and Canada that are not described herein.

        Purchasers should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership, and disposition of our common shares and other securities as may be applicable to their particular circumstances.

Future sales of common shares by our existing shareholders could cause our share price to fall.

        If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect.

Our management has broad discretion over the use of proceeds from the equity offerings that the company has completed and will have broad discretion over the use of proceeds from any financing we complete in the future. If we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer.

        Our management has broad discretion in how it uses the net proceeds received by us from the 2013 Offering and 2014 Offering as well as any offering we complete in the future, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from any offering in a manner that does not produce income or that loses value.

        Further, if we do not restrict our investment of a sufficient portion of the net proceeds from the sale of our common shares, pending their use, to investments that are not "investment securities" within the meaning of the United States Investment Company Act of 1940, we may inadvertently become subject to regulation as an investment company under that Act. If such an event were to occur, the consequences to us would be material and adverse.

Certain Canadian laws could delay or deter a change of control.

        The Investment Canada Act (Canada) subjects an acquisition of control of DragonWave by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a certain threshold amount. A reviewable acquisition may not proceed unless the relevant Minister (of Canada's federal government) is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares.

ITEM 4.    Information on the Company.

A.    History & Business Developments

Name, Address and Incorporation

        DragonWave Inc. was incorporated on February 24, 2000 by Certificate and Articles of Incorporation issued under the Canada Business Corporations Act (the "CBCA"). DragonWave's last financial year ended on February 28, 2015. The head office of DragonWave is located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada K2K 3C9.

Business Description

        Founded in 2000, we are a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol ("IP") networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network. Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.

        Our products principally perform the backhaul function in a communication service provider's network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, WiMAX, LTE) small cells and large "out of territory" enterprises to nodes on the fiber optic core network.

        Our line of wireless carrier-Ethernet links is marketed under the Horizon trade names. Our products are carrier-grade and operate primarily in licensed spectrum bands to minimize interference.

        In 2011, we introduced our Avenue solution, which extends our reputation for delivering the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. The Avenue solution is a small device, utilizing a small antenna, to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally shielded enclosure. This is a hardened, all-outdoor, zoning-friendly and fully integrated solution that was designed specifically for service providers to deploy microcellular coverage with high-performance backhaul.

        On June 1, 2012, we acquired our Harmony product line from Nokia pursuant to the NSN Transaction. The Harmony product line is a multi-service wireless platform enabling TDM and packet-based services across wireless or wireline infrastructure. Harmony is rebranded by Nokia as FlexiPacket.

        In 2013, we introduced our Harmony Lite and Avenue Link Lite products lines. These product lines are DragonWave's first products in the sub-6GHz bands. The Lite products operate in licensed and unlicensed bands, and provide Line of Sight, and non-line of sight connectivity. The Lite product line is an important part of our small cell backhaul offering in the Avenue family.

        In 2014, we introduced our Harmony Eband product. Harmony Eband operates in the 70/80 GHz bands. It provides capacities of up to 2.5 Gbps, and operates in low cost bands, providing mobile operators with a much lower total cost of ownership and scalability strategy. Although the 70/80 GHz market is still in its early stages, it is expanding quickly and we expect this expansion to be sustained.

        Also in 2014, we introduced Harmony Enhanced, a high capacity, long reach, multi-service radio operating in the 6-42 GHz spectrum bands. Harmony Enhanced merges the performance and reliability of DragonWave's flagship Harmony Radio and Horizon Compact+ into a next-generation, ultra high-capacity microwave system.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy time-division multiplexing (TDM) traffic to IP-based traffic to improve network efficiency and enable IP-based services.

        Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers. These service providers offer high-speed digital communication services over wireless access networks, employing IP-based wireless network access technologies such as advanced (3G+) cellular technologies, as well as WiFi and WiMAX. The market addressed by these wireless service providers is characterized by significant growth in number of subscribers, coverage area, and bandwidth requirements per subscriber, and a corresponding need to reduce the cost per bit of the backhaul network. We also target other markets, including wireless extension of fixed-line networks to directly connect high-bandwidth end-customers to the core network, and private networks of large multi-site organizations such as Fortune 500 enterprises, municipalities and government organizations.

        The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        We commenced commercial deployment of our products in 2002 and, as of February 28, 2015, have shipped approximately 132,177 links (each link contains 2-4 units). To date, our wireless carrier-Ethernet links have been purchased and deployed by customers in more than 88 countries. In the fiscal year ended February 28, 2015, we delivered products to 225 customers, including Nokia, Reliance Jio Infocomm (India) ("Reliance Jio"), TESSCO (United States), Samsung, Alliance Communications (United States), SAAB (Sweden) and Xplornet (Canada).

Mergers & Acquisitions and Joint Ventures

Acquisition of Microwave Transport Business of NSN and Relationship with Nokia

        On November 4, 2011, we and our wholly-owned subsidiary incorporated in Luxembourg, DragonWave S.à r.l., entered into a master acquisition agreement (the "Original Master Acquisition Agreement") with Nokia Siemens Networks B.V. to acquire certain assets and liabilities of NSN (now Nokia), namely its microwave transport business, including the associated operational support systems (OSS) and related support functions. The details of this proposed acquisition of certain assets and liabilities of NSN were disclosed in our press release dated November 4, 2011 and material change report dated November 14, 2011. On May 3, 2012, we announced that the terms of the proposed transaction had been revised pursuant to an Amended and Restated Master Acquisition Agreement (the "Amended and Restated Master Acquisition Agreement") dated May 3, 2012. On June 1, 2012, we announced the closing of the transaction (the "NSN Transaction") contemplated by the Amended and Restated Master Acquisition Agreement.

        Consideration paid on closing by DragonWave S.à r.l. was $12.7 million in cash and 2,000,978 of our common shares with a market value of $5.3 million. The cash payment was made in Euros.

        The fair values of the assets acquired and liabilities assumed by us in the NSN Transaction are as follows (in thousands USD$):

Tangible Assets
Cash	—
Accounts receivable	—
Inventory	11,378
Lease holiday	2,093
Other current assets	2,564
Capital assets	6,115

Tangible Assets Acquired	22,150
Tangible Liabilities
Accounts payable	—
Accrued liabilities	2,484
Capital lease obligation	4,162

Tangible Liabilities Acquired	6,646

Fair Value of Net Tangible Assets	15,504
Intangible Assets
Customer relationships	1,745
Developed technology	10,800

Intangible Assets Acquired	12,545
Goodwill	—
Gain on purchase of business	(19,397)

Purchase Price	8,652
Purchase Price
Cash	12,730
Common shares of DragonWave	5,279
Other consideration	1,205
Contingent receivable	(10,562)

8,652

        The purchase price set out in the table above consisted of the following components: (a) cash delivered on closing; (b) 2,000,978 of our common shares delivered on closing with a fair value of $5.3 million which reflects that Nokia was subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; (c) other consideration deferred for specific tangible assets; and (d) a contingent receivable which was based on business performance in the twelve months following closing.

        The NSN Transaction was financed through a combination of cash on our balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada.

        We recognized a one-time gain on purchase of business of $19.4 million in the year ended February 28, 2013 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        As part of the NSN Transaction, we acquired Nokia's Chinese operations associated with its microwave transport business. The acquisition was completed on December 1, 2012 and at that time approximately 100 employees based in Shanghai transferred to DragonWave.

        The microwave transport assets of Nokia in Italy, including Nokia employees based in Italy, were excluded from the acquisition. On closing, we entered into a services agreement with Nokia for outsourced R&D, product management, sales support and operations functions. This was aimed at enhancing our ability to continue to deliver on critical customer deliveries.

        As described above, the Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with Nokia for additional consideration that was contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date. The initial $10.6 million value of the contingent receivable was increased during the year ended February 28, 2013 based on a change in fair value offset by payments received and foreign exchange. The contingent receivable balance carried on the balance sheet as at February 28, 2013 was $13.8 million.

        On April 10, 2013, we announced changes to our operational framework with Nokia (the "Renewed Framework"). Under the terms of the Renewed Framework, on April 12, 2013, Nokia paid $13.8 million to us which settled the balance of our contingent receivable. Nokia took on additional commitments and costs so that we could continue to develop and supply the microwave product line we acquired from Nokia. The services agreement, pursuant to which Nokia provided research & development and certain other services to us since June 1, 2012, was terminated. As a result, we reduced accounts payable by $13.3 million. We also eliminated capital assets with a net book value of $0.6 million and the corresponding capital lease obligation associated with the Italian operations in the amount of $1.3 million. During the year ended February 28, 2014, we also reduced a capital lease obligation associated with our operations in India by $0.4 million based on a revised agreement with Nokia.

        We also recorded a liability for a termination fee which is currently valued at $3.5 million. We paid a portion of the liability over the course of fiscal year 2015 and expect to the pay the balance during fiscal 2016.

        When the NSN Transaction was completed, many aspects of our business were substantially changed, including our revenue profile, product offering, mix of geographic markets, distribution channels, contract manufacturing arrangements, R&D activities and employee base.

        Over time, our relationship with Nokia has become one based on the value that each party brings to the other across diverse domains including technology collaboration, product management and customer services and support. Either party may use alternative partners or products. Nokia has recently announced the formation of a microwave ecosystem administered through its Partner Business Unit (PBU). The PBU was established to facilitate Nokia's delivery of partner products and services alongside the Nokia portfolio. We are a member of PBU's microwave ecosystem, together with other microwave vendors. In April 2015, Nokia announced its proposed combination with Alcatel-Lucent (ALU), which has a vertically integrated microwave business unit. The combination is subject to regulatory approvals and other conditions.

        While Nokia has reaffirmed its commitment to partnering, both the introduction of the multi-vendor microwave ecosystem and the proposed Alcatel-Lucent combination increases uncertainty for the future of this channel. In recognition of this, we are seeking Nokia's agreement to make changes to our existing contractual framework to support our cash flows and rationalize future legacy support obligations.

Acquisition and Disposition of Axerra Networks, Inc.

        On October 14, 2010, we announced the acquisition of Axerra Networks, Inc. ("Axerra"). Axerra was well known in the mobile network industry as a leader in pseudowire technology and had a product portfolio that allowed carriers to address the increasing need to carry legacy TDM traffic over a packet based network.

        DragonWave acquired Axerra (the "Axerra Acquisition") in an all cash transaction valued at $9.5 million. The earn-out phase of the Axerra Acquisition was completed on February 13, 2012 and, based on sales performance since the completion of the Axerra Acquisition, the earn-out amount was $1.9 million, raising the value of the transaction to $11.4 million. At DragonWave's option, a portion of the earn-out was paid in cash, in the amount of $0.1 million with the balance of the earn-out being paid in 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price.

        Axerra was the recipient of certain grants under Israel's Encouragement of Research and Development Law, 1984 (the "R&D Law"). The R&D Law requires that products supported by a grant must be manufactured in Israel in accordance with the percentage of manufacturing declared in the grant application. The grants are repayable in full based on a pre-determined royalty scheme. Royalties may be increased if manufacturing is transferred out of Israel. In certain other circumstances, such as the transfer of Axerra's know-how outside of

Israel, repayment of the grant may be required and royalties may be increased. Restrictions on overseas transfer of manufacturing continue to apply despite full payment of the grant. Axerra was renamed DragonWave Ltd. following the Axerra Acquisition.

        Over the course of the fiscal year ended February 28, 2013, the revenue levels generated by the product portfolio of DragonWave Ltd. declined dramatically and the R&D activity in Israel was discontinued. In addition, the closing of the NSN Transaction resulted in some product redundancies. On January 23, 2013, we entered into a share purchase agreement to dispose of all of the issued and outstanding shares of DragonWave Ltd. for a nominal amount to several Israeli based companies. In connection with the disposition of DragonWave Ltd., we were granted a license to certain IP of DragonWave Ltd. and we have agreed to comply with the R&D Law in connection with our use and disposition of the licensed IP. We are not otherwise subject to any ongoing royalty obligations to the Israel Office of the Chief Scientist. In connection with the disposition DragonWave Ltd. was renamed Axerra Networks Ltd.

        At the time of the disposition of DragonWave Ltd., under the terms of a supply and services agreement, we estimated that we would have an opportunity to earn an additional $0.7 million which represented our estimate of the amounts to be collected based on discounted forecasted future cash inflows. We revised our estimated receivable in fiscal 2014 and recognized a loss on change in estimate in the three months ended February 28, 2015 of $0.6 million. In fiscal year 2015 we reduced the estimated receivable to zero and recognized a further $52 thousand loss on change in estimate associated with the disposition of DragonWave Ltd.

DragonWave and HFCL Address Strategic Indian Market by Forming Joint Venture

        On October 19, 2010, DragonWave and Himachal Futuristic Communications Ltd. ("HFCL"), one of India's leading telecommunication equipment manufacturers and turnkey service providers, announced the formation of a joint venture to provide leading packet microwave solutions to the Indian market. DragonWave owns 50.1% of the equity in DragonWave HFCL India Private Limited (the "Joint Venture Company") and the balance of the equity is owned by HFCL. We do not control the board of the Joint Venture Company.

        The Joint Venture Company, based in Delhi, utilizes HFCL's local market knowledge and expertise to sell and market DragonWave products in India. HFCL has a telecommunication equipment manufacturing facility at Solan, Himachal Pradesh.

        With the completion of India's 3G and BWA radio-access spectrum auctions, service providers are rolling out 3G and 4G IP-based networks in order to support the bandwidth and service requirements of the new High-Speed Packet Access ("HSPA"), LTE and WiMAX base stations that will use this spectrum.

        The Joint Venture Company had sales in fiscal 2015 of $18.9 million primarily as a result of locally sourced material and the provision of installation and commission services to Reliance Jio, as well as the sale of hardware through the Nokia channel in the region.

Equity Offerings & Transactions (Over the Last Three Fiscal Years)

Offerings of Units

        On August 1, 2014 we completed the 2014 Offering of units. The 2014 Offering consisted of the issue and sale of 15,927,500 2014 Units, at a price of CAD$1.80 per 2014 Unit for aggregate gross proceeds of approximately CAD$28.7 million. Of the 15,927,500 Units issued and sold, 2,077,500 of the 2014 Units were issued and sold pursuant to the exercise in full of the over-allotment option by the underwriters. Each 2014 Unit consisted of one common share and one-half of one 2014 Warrant. Each whole 2014 Warrant entitles the holder to purchase one common share of the Company at an exercise price of CAD$2.25 per share until August 1, 2016, subject to certain standard adjustments. The 2014 Warrants trade on the Toronto Stock Exchange under the symbol "DWI.WT" and on NASDAQ under the symbol "DRWIW". The Warrant Indenture for the 2014 Warrants was filed under our profile on SEDAR at www.sedar.com on August 1, 2014, under the category "Other securityholders documents – English". As of the date of this Annual Report there are 7,963,750 of the 2014 Warrants outstanding.

        The gross proceeds of the 2014 Offering, before expenses, were approximately CAD$28.7 million. We have used the net proceeds from the 2014 Offering to strengthen our balance sheet, to fund working capital and for general corporate purposes. We expect that any exercise of the 2014 Warrants will result in the cash proceeds from such exercise being paid to the Company.

        On September 23, 2013, we completed the 2013 Offering of 2013 Units. The 2013 Offering consisted of the issue and sale of 11,910,000 2013 Units at a price of $2.10 per 2013 Unit for aggregate gross proceeds of approximately $25.0 million. Each 2013 Unit consisted of one common share and three quarters of one 2013 Warrant. Each whole 2013 Warrant originally entitled the holder to purchase one of our common shares at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed to $1.30 per share. The form of 2013 Warrant setting out the terms of the 2013 Warrants was filed under our profile on SEDAR at www.sedar.com on September 17, 2013, under the category "Documents incorporated by reference not previously filed – English". As of the date of this Annual Report there are 2,088,750 of the 2013 Warrants outstanding.

        The net proceeds of the 2013 Offering, after deducting commissions and listing expenses, were $22.4 million. The net proceeds from the 2013 Offering were used to strengthen our balance sheet, to fund working capital and for general corporate purposes.

        The 2013 Warrants contain a cashless exercise feature pursuant to which the holder may, in its sole discretion, exercise the 2013 Warrant in whole or in part and, in lieu of making the cash payment on account of the aggregate exercise price, elect instead to receive upon such exercise the net number of common shares determined according to the formula set forth in the form of Warrant and defined in the form of 2013 Warrant as the "Net Number". The 2013 Warrants also provide that holders may exercise on a cashless basis and receive 133 1/3% of the common shares they would otherwise be entitled to receive upon exercise of the Warrants, if such exercise (1) occurs after November 12, 2013 and before October 12, 2014, and (2) the "Market Price" (as defined in the form of Warrant) is less than $2.10 (as adjusted for stock splits, stock dividends, recapitalizations and similar events). Since November 12, 2013, an aggregate of 6,843,750 2013 Warrants have been exercised and 9,200,454 common shares have been issued pursuant to such cashless exercises.

Product and Business Developments (Over the Last Three Years)

Fiscal Year 2015 (March 1, 2014 until February 28, 2015)

  •
  On February 19, 2015, we provided an update on the growing business momentum for our small cell product line.

  •
  On November 25, 2014, we announced orders in excess of $10 million for the month of November from a Tier One North American mobile operator.

  •
  On November 5, 2014, we announced that WIGO S.A., a Lima-based Wi-Fi service provider, has deployed Horizon Quantum and Horizon Compact+ links to interconnect base stations and MPLS nodes at speeds up to 800 Mbps in the 18 GHz and 13 GHz frequency bands.

  •
  On October 22, 2014, we announced that we have received follow on purchase orders for Horizon Compact+ from a major Indian Telecom and Broadband Service Provider.

  •
  On September 4, 2014, we announced the commencement of trading on NASDAQ under the symbol "DRWIW" of the 2014 Warrants.

  •
  On September 3, 2014, we announced the introduction of Harmony Enhanced, a high capacity, long reach, multi-service radio operating in the 6-42 GHz spectrum bands.

  •
  On August 21, 2014, we announced the completion of a series of extensive outdoor small cell backhaul propagation tests that have been conducted with a 3rd party for street level characterization.

  •
  On August 1, 2014, we announced that we closed the 2014 Offering, described above.

  •
  On June 17, 2014, we announced that our Horizon Quantum and Horizon Compact+ products have received Federal Information Processing Standard (FIPS) 140-2 Level 1 certification.

  •
  On May 28, 2014, we announced the finalization of a frame agreement today with Reliance Jio Infocomm Limited, a subsidiary of Reliance Industries Limited (RIL). As part of the agreement DragonWave has provided 5,000 turnkey Horizon Compact+ links in support of the Indian operator's plan to roll out extensive, nationwide 4G/LTE networks.

  •
  On May 12, 2014, we announced that we have opened a service and repair center in Delhi, India. The center will be supported by DragonWave's joint venture DragonWave HFCL and will provide full, in-country repair service and support for DragonWave's entire product portfolio.

  •
  On May 5, 2014, we announced that John Lawlor has rejoined DragonWave to lead our investor relations function.

Fiscal Year 2014 (March 1, 2013 until February 28, 2014)

  •
  On February 19, 2014, we announced the expansion of our product portfolio with the introduction of the Harmony Eband, a compact, lightweight radio that operates in the 70-80 GHz spectrum with low-energy consumption. The Harmony Eband provides an enhanced option for mobile backhaul markets, providing reach comparable at 23-38 GHz, higher capacity and a lower OPEX expansion solution.

  •
  On January 28, 2014, we announced the addition of the Harmony Trunk C hybrid trunking microwave radio, released to complement our existing high capacity Harmony Trunk microwave product portfolio.

  •
  On January 22, 2014 we announced that we have been selected as a microwave solutions provider for backhaul connectivity as part of Gogo's ongoing expansion efforts. Gogo is a leading provider of in-flight services, having equipped more than 2,000 commercial aircraft and more than 6,500 business jets with its exclusive online solutions. The DragonWave Horizon Quantum and Horizon Compact+ radios offer the performance parameters for linking Gogo's remote tower locations back into a wired network.

  •
  On January 15, 2014, we and Xi'an Potevio Communications, an ICT subsidiary company of China Potevio Corporation, announced the signing of a strategic sales agreement focused on the sale and distribution of DragonWave solutions in The People's Republic of China. As part of the agreement Xi'an Potevio Communications, has made the first deliveries to a leading mobile services provider in Mainland China of Horizon Compact, all-outdoor radios and will expand its marketing of Horizon and Harmony microwave radios for use in the country's growing mobile, fixed and enterprise markets.

  •
  On January 7, 2014, we announced the amendment of our existing revolving credit facilities with Comerica Bank and Export Development Canada. The maximum amount of credit availability under the amended asset-based credit facility has been increased from $20.0 million to $40.0 million. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The revolving credit maturity date has also been extended from May 31, 2014 to June 1, 2016.

  •
  On December 17, 2013, we announced that we have become the single-source microwave backhaul supplier for MADA Communications Kuwait ("MADA") in its multi-million dollar network deployment. Enabling Multi Gigabit speeds with minimal latency and ease of capacity upgrades, our Horizon Compact and Quantum products allows MADA's network to expand to meet the increasing demand for bandwidth from their customer base.

  •
  On December 10, 2013, we announced the addition of Mr. Robert Pons to our board of directors. Mr. Pons is a veteran of the telecommunications industry and is based in the United States. He brings a rich combination of senior operating and board governance experience to our board of directors including expertise in developing and implementing Sales, Marketing and Distribution strategies. Mr. Pons resigned from our board of directors effective April 14, 2015.

  •
  On December 9, 2013, we announced an agreement with defense and security company Saab to work collaboratively on the expansion and enhancement of national security communication networks in Sweden, Norway, Finland, Denmark and Iceland. As a first step, we will work with Saab to deploy up to

    1500 DragonWave Harmony Radio links and a supportive number of Harmony Hub 800 adaptable, multi-service nodal switches to build an extensive, mission critical network covering all of Sweden, including remote locations.

  •
  On November 13, 2013, we announced the commercial availability of our 60 GHz technology in the Horizon Compact+ and Avenue Link product lines.

  •
  On June 24, 2013, we announced the addition of our Avenue product line and complementary e-band solutions to the Cisco Small Cell Wireless Backhaul Ecosystem.

  •
  On May 14, 2013, we, and our Peruvian-based, sales partner Electrodata, announced the ongoing deployment of over 200 new DragonWave Horizon links as part of regional service provider Olo del Peru's expansion plans. Increased microwave backhaul capacity is enabling the carrier to reach more customers and offer new and enhanced services.

  •
  On April 10, 2013, we announced the Renewed Framework.

  •
  On March 11, 2013, we announced a product addition to our portfolio with the introduction of the Harmony Radio Lite. Harmony Radio Lite is specifically tailored to provide reliable and affordable connectivity to vertical markets, such as public safety, education, healthcare, oil and gas organizations and utilities, as well support growing mobile backhaul demand in rural and suburban communities.

Fiscal Year 2013 (March 1, 2012 until February 28, 2013)

  •
  On February 19, 2013, we announced an addition to our product portfolio with the introduction of the Avenue Link Lite. With a form factor of only 7.5 inches square including antenna, the sub-6 GHz point-to-point microwave radio supports both licensed and unlicensed spectrum and is ideally suited for non-line-of-sight (NLOS) scenarios where obstructions are found between link endpoints.

  •
  On November 30, 2012, we announced that we completed the transaction to acquire certain Chinese operations of Nokia Siemens Networks' (now Nokia) microwave transport business in China as all Chinese regulatory requirements had been met.

  •
  On November 27, 2012, we announced that we signed a new contract with our existing customer WireIE valued at approximately $1 million in the first year.

  •
  On September 24, 2012, we announced that we had concluded field tests and confirmed the functionality of higher modulation modes of up to 2048 QAM on our Horizon packet microwave products.

  •
  On September 17, 2012, we announced that we were addressing a growing demand for streamlined wireless backhaul solutions in the Nigerian market and that we had recent deployments with five new customers in the West African nation. Mobitel, Netcom, MainOne, Spectranet, and Monacom have selected our Horizon product family to deliver high-capacity, 4G/LTE-Ready wireless backhaul networks.

  •
  On September 10, 2012, we announced that we had implemented several cost saving measures to reduce expenses and associated cash consumption.

  •
  On June 4, 2012, we announced that we had implemented several structural adjustments to reflect our global integration plan in connection with the completion of our acquisition of Nokia Siemens Networks' (now Nokia) microwave transport business.

  •
  On June 1, 2012, we announced the closing of the NSN Transaction, as described above.

  •
  On May 16, 2012, we announced the expansion of our portfolio to include the products to be acquired as part of the NSN Transaction. The newly acquired products are marketed under the names Harmony Radio, Harmony First Mile 200, Harmony Hub 800 and Harmony Trunk.

  •
  On May 8, 2012, we announced the availability of higher modulation modes of up to 2048 QAM on our Horizon packet microwave products. This higher modulation allows the radios to transport up to 37% more data through existing microwave channels, which significantly improves spectral efficiency and, correspondingly, lowers operators' cost per bit.

  •
  On May 3, 2012, we announced that we had entered into the Amended and Restated Master Acquisition Agreement, as described above.

  •
  On May 1, 2012, we announced that we had expanded our portfolio to deliver broader frequency coverage and extended application support by adding the Horizon S-Series, a sub-6 GHz radio suited for non-line-of-sight applications such as those required for public safety and state and local governments, as well as certain microcellular backhaul applications. The Horizon E-Series, which operates in the licensed 70/80 GHz frequencies, was also added. This series is designed for shorter-range deployments in urban environments, such as in a mobile backhaul scenario, microcellular backhaul applications or to provide enterprise connectivity.

B.    Description of the business

General

  Markets

Principal Markets

        We target customers principally in the global communications service provider market, including broadband service providers and mobile service providers. In the broadband service provider market, our products are used to connect to the core of the network in both mature, developed markets as an extension or alternative to existing broadband infrastructure, and in emerging markets that possess limited broadband infrastructure as an alternative to deployment of wireline infrastructure. In the mobile service provider market, our products are used by service providers that provide emerging high-capacity mobile services to end-users. We also target enterprise and municipal/government customers that own or operate private networks requiring point-to-point applications. Our principal markets are described below.

Communications Service Provider Markets

Broadband Service Provider Market

        Broadband is a high-speed digital communications medium that uses high-bandwidth channels for sending and receiving large amounts of voice, video and other data. Traditionally, broadband services have been delivered to end-users via cable, DSL or T1/E1 (TDM) networks, which transmit communications much faster than analog networks used for earlier data and voice communications.

        Communications service providers provide broadband connectivity to business customers both "in territory" where they own the infrastructure connecting their points of presence and end-users, and "out of territory", where they must lease or build this access infrastructure. The leased lines model is generally not optimal for these service providers, due to high lease costs and the fact that, in many cases, lines must be leased from direct competitors. As a result, these service providers have an economic and strategic imperative to find a cost-effective alternative to leased lines. We believe that Ethernet microwave transport technologies, such as those we provide, can serve as this alternative.

Mobile Service Provider Market

        Wireless communications services is the provision of voice, video and other data communications services to users of wireless devices for network connectivity for fixed and/or mobile applications. Within this market, we focus on service providers offering emerging high-capacity services based upon 3G+ access technologies, primarily HSPA and LTE.

        In wireless networks, mobile wireless handsets and other subscriber devices connect to a network of wireless base stations, which are in turn interconnected by backhaul network solutions to the fiber optic core network. Cellular and other mobile networking technologies have evolved to provide higher bandwidth and IP networking capabilities. We believe that in markets where subscriber growth is most rapid, service providers will focus on building new networks to provide basic voice service, and in markets where the subscriber base is mature, service providers will focus on expanding the capacity of existing networks to roll out advanced data and video services which require higher network bandwidth per subscriber. Both scenarios create increased demand for backhaul capacity.

        3G+ wireless technologies comprise a range of technologies that enable the provision of high-speed wireless access services for subscriber devices such as handsets and personal computers. 3G+ wireless technologies include technologies evolved from traditional cellular technologies or from all-IP broadband wireless access technologies such as LTE. As such, 3G+ mobile technologies encompass a range of different wireless network access standards that provide increased subscriber bandwidth either in legacy TDM networks or utilizing emerging wireless IP networks. 3G+ mobile technologies enable users to utilize voice services as well as high bandwidth applications such as downloading music and other content such as maps and video, exchanging email, multimedia messaging, and a broad array of Internet applications.

        The major emerging high-capacity all-IP radio access network technologies currently being deployed or planned for deployment are LTE and Small-Cell LTE/3G:

  •
  Long Term Evolution (LTE) is an advanced 3G+ technology for both GSM and CDMA cellular service providers. Approved in 2008, LTE is defined by the 3G Partnership Project with the latest release being 3GPP Release 10. With typical download speeds of approximately 6 Mbps, LTE is considerably higher bandwidth than HSPA (evolved from GSM) and EV-DO (evolved from CDMA). LTE is an IP networking technology and we envision that GSM and CDMA service providers will eventually migrate to LTE to provide an interoperable IP-based cellular system worldwide.

  •
  Small Cell LTE/3G – Small cells are being widely planned for deployment to increase total network capacity in high usage areas, such as urban metros. The deployments are on non-traditional locations, such as light poles, and will be very dependent on high capacity wireless backhaul. Trials of these architectures are currently being carried out in several geographies, and initial pilot small cell deployments have commenced.

Enterprise and Government/Municipal/Public Safety Markets

        We also target large organizations, such as enterprises and government/municipal bodies, with diverse locations that require or own high bandwidth communications networks. This market includes the education sector (distance learning and Internet access for schools), the health sector (remote imaging and campus networks) and municipalities that deploy networks for city-wide public Internet access and/or government and emergency services. In this market, we target our products at organizations that build their own communications networks rather than lease services from service providers. We believe that as bandwidth demand continues to grow, these organizations will increasingly consider the implementation of private networks to reduce service lease costs. Examples of our end-customers that have deployed private networks include SAAB (Sweden National Security Communication Network), The City of Barrie (Ontario, Canada), South Wales Fire Department (U.K.), The Palm Springs School District (California, United States), South Georgia Regional Information Technical Authority (Georgia, United States), Nexus Systems (Louisiana, United States), City of Joliet (Illinois, United States), City of Plano (Texas, United States), City of Hoffman Estates (Illinois, United States), City of Melrose Park (Illinois, United States), Crane Naval Base (Indiana, United States), Ventura County (California, United States), the Dubai Police (Dubai, U.A.E.) and the WireIE (Canada).

  Distribution Methods

        We distribute our products and services both directly and indirectly through channel partners. This strategy permits us to broaden our customer coverage, while at the same time retaining contact with our customer base and managing costs. The sales cycles can be lengthy and often include network studies and trials of our equipment in laboratory and field environments. Because our products are utilized in large network deployments, the sales are project-based and accordingly are highly variable from quarter to quarter.

        Our sales and business development team of 45 employees is organized across four geographic regions: North America, Europe the Middle East and Africa ("EMEA"), Asia-Pacific and the Caribbean and Latin America ("CALA"). These employees are currently based in the United States, Canada, Mexico, the United Kingdom, France, Spain, Italy, the Netherlands, Russia, the United Arab Emirates, Pakistan, South Africa, Singapore, Indonesia, China, Brazil and Argentina. Our sales and business development team is comprised of dedicated personnel assigned to specific customer accounts. Sales personnel have extensive knowledge of network infrastructure. In addition to monitoring closely the target markets for potential network deployments and new customer opportunities, our sales team builds on our existing relationships with our customers' network planning organizations, including participating in business case development and technical analysis of projects.

Direct Sales Strategy

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires nine to twelve months from first contact before orders are received. However, the sales cycle can be longer, particularly in green field situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        While North America is our primary geographic market, the sales team targets service providers across the world and our products have been deployed in numerous countries including: across Europe (in France, Germany, Sweden, Spain, Italy, Cyprus and the United Kingdom), the Middle East and Africa (in the United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Israel, Lebanon, Nigeria and South Africa), CALA (Peru, Mexico), and Asia (India, Pakistan, China and Australia).

        Our direct sales and business development team primarily focuses on Tier 1 service providers, such as WireIE, Xplornet, Northeast Wireless Networks and Reliance Jio. This channel represented approximately 29% of revenue for the fiscal year ended February 28, 2015 (fiscal year ended February 28, 2014 – 9%).

Indirect Sales Channel Strategy

Nokia Channel

        Following the NSN Transaction we added Nokia to our distribution process. This relationship provides a potentially large indirect sales channel in which the product lines we purchased in the NSN Transaction, as well as other product lines we offer, are sold through Nokia's worldwide channel.

        Nokia purchases our products through multiple legal entities and moves them through its internal channels to the eventual end-users in geographic regions across the globe. The location of the Nokia buying entity does not necessarily reflect where the product is ultimately deployed. As a key part of our sales activities related to Nokia, our sales and support teams work directly with the Nokia customer teams in various geographic regions on bid activity, product demonstration coordination, customer meetings and general support of the Nokia customer teams.

        In the fiscal year ended February 28, 2015, revenue through our channel relationship with Nokia has represented 53% of our total revenue. See "Part I – Item 4. Information on the Company – B. Description of the Business – General – Economic Dependence" and "Part I – Item 3. Key Information – D. Risk Factors".

Other Indirect Channels

        Our indirect sales channel consists primarily of distributors and regional value-added resellers ("VARs"), and is involved in both channel-initiated sales (sales initiated and serviced by third parties) and channel-fulfilled sales (sales initiated by our direct sales team and serviced by third party resellers). Our principal North American distributors are TESSCO Technologies Inc., Talley Inc., Alliance Communications Corporation and Hutton Communications Inc. These distributors have been selected based on geographic coverage and access to markets. Within North America, the VARs are identified by our distributors. We have agreements with several regional VARs in North America. Outside of North America, we select the VARs directly. We qualify our VARs based on experience deploying microwave equipment, contacts in our target customer segments, and financial stability. We provide ongoing training to our VARs, and our VARs work with our dedicated account managers, participate in co-operative marketing programs for customer sales. Our personnel assist our VARs with initial installations of our products to provide quality assurance to end-customers.

        We also work with OEMs (original equipment manufacturers), including system integrators and network equipment vendors, to assist them in providing complete network solutions for their end-customers, who are primarily Tier 1 service providers.

        In EMEA and Asia-Pacific, we have agreements with regional VARs in the United Kingdom, Ireland, Spain, France, Germany, Belgium, the Netherlands, Sweden, Norway, Hungary, the Czech Republic, Russia, Israel, Saudi Arabia, United Arab Emirates, Kuwait, South Africa, Australia, Pakistan and Singapore.

        Our indirect sale channel represented approximately 18% of revenue for the fiscal year ended February 28, 2015 (fiscal year ended February 28, 2014 – 32%).

Revenues

        Our revenue for the fiscal year ended February 28, 2015 was $157.8 million, compared with $90.0 million for the fiscal year ended February 28, 2014. Almost all of our revenue originated from our Harmony and Horizon product lines. We prepare consolidated financial statements, which include the revenue from the Joint Venture Company. All intercompany accounts and transactions have been eliminated upon consolidation.

        We analyze our sales according to geographic region and target product development and sales strategies. The following table presents total revenues by geographic location though direct and indirect sales and through our channel partner, Nokia:

	For the year ended February 28, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	4,358	—	4,358	3%
Europe	4,484	39,734	44,218	28%
India	26,291	10,854	37,145	24%
United States	23,451	—	23,451	15%
Middle East	6,311	11,412	17,723	11%
Asia Pacific	1,559	11,823	13,382	8%
Africa	1,759	10,321	12,080	8%
Carribean & Latin America	5,266	143	5,409	3%

	73,479	84,287	157,766	100%

        In previous fiscal years we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of our sales for the fiscal years ended February 28, 2014 and February 28, 2013.

	For the year ended
	February 28, 2014		February 28, 2013
	Amount	%	Amount	%
Canada	5,288	6%	6,402	5%
United States	19,035	21%	29,225	24%
Europe, Middle East, and Africa (excluding Finland)	11,330	13%	7,525	6%
Finland	38,140	42%	58,121	47%
India	9,093	10%	15,018	12%
Other	7,125	8%	7,586	6%

Total Revenue	90,011	100%	123,877	100%

        During each of the periods presented below, revenue is comprised of product sales and services, as indicated:

	February 28, 2015		For the year ended February 28, 2014		February 28, 2013
	Amount	%	Amount	%	Amount	%
Product Sales	150,432	95%	84,960	94%	119,080	96%
Services	7,334	5%	5,051	6%	4,797	4%

Total Revenue	157,766	100%	90,011	100%	123,877	100%

  Production and Services

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. In addition, we are able to leverage the economies of scale and expertise of specialized outsourced manufacturers, reduce manufacturing and supply chain risk and reduce distribution costs.

        We have several providers of outsourced manufacturing, repair and logistic services including: Plexus Corp. ("Plexus"), TQ-Systems Durach GmbH ("TQ"), Jabil Circuit ("Jabil"), Lloyd Douglas Solutions ("LDS"), and Panalpina World Transport LTD ("Panalpina").

  •
  Plexus is an electronics manufacturing services company headquartered in Neenah, Wisconsin with manufacturing facilities located around the world. Plexus provides product design, supply chain and materials management, manufacturing, test, fulfillment and aftermarket solutions to branded product companies in the wireline networking, wireless infrastructure, medical, industrial and defense/security/aerospace market sectors. Our products are manufactured at Plexus facilities in Boise, Idaho and Penang, Malaysia.

  •
  TQ is an electronics manufacturing services company providing manufacturing and repair services for us at its facility in Durach, Germany.

  •
  Jabil is an electronics manufacturing services company headquartered in St. Petersburg, Florida with facilities located around the world. Our products are manufactured and repaired at Jabil facilities in Penang, Malaysia and Marcianise, Italy.

  •
  LDS provides manufacturing and repair services to us from its manufacturing and repair facility located in Kanata, Ontario.

  •
  Panalpina headquartered in Basel, Switzerland provides logistics services for us globally as well as at facilities located in Praque, Czech Republic and Johor, Malaysia.

        We have allocated manufacturing of our products (including components) among key suppliers to reduce the risks associated with using a single supply source and to ensure competitive pricing and levels of service. Using multiple suppliers also enables us to respond more rapidly to increases in demand for our products.

  Research and Development Activities

        Our ability to develop technologically superior and cost-effective solutions relative to our competitors can only be achieved through our continued research and development ("R&D") efforts.

        Our R&D activities take place at our headquarters in Ottawa, Ontario, Canada and in Shanghai, China. We currently have approximately 127 personnel in our engineering group, representing approximately 47% of our total personnel. The majority of our engineering staff hold degrees in engineering. A large number of our senior engineering personnel have worked together for several years and have been responsible for the development of our products. Our R&D team works closely with our diverse customer base, and incorporates feedback from our direct and indirect sales teams into our product development plans to improve our products and address emerging market requirements.

        On November 30, 2012, we added 100 employees in Shanghai. As of the date of this Annual Report, there are 81 employees in Shanghai, 74 of which are in R&D. From June 1, 2012 until November 30, 2012, the services of these employees were provided under a services arrangement with Nokia.

        Between June 1, 2012 and April 9, 2013, we also received R&D services outside of China provided by Nokia under a services arrangement. These services were discontinued on April 9, 2013 as part of the Renewed Framework.

        Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 11% and 22% of our revenues in R&D during fiscal year 2015 and fiscal year 2014, respectively.

  Competitive Conditions

        We face competition in our target markets from two types of microwave equipment suppliers: Hybrid equipment suppliers and Ethernet equipment suppliers.

        Microwave equipment has historically been used to address the backhaul requirements of 2G cellular applications and, today, a large portion of the market is still PDH (plesiosychronous digital hierarchy) and Hybrid products. The leading suppliers of PDH and Hybrid microwave equipment are NEC Corporation, Alcatel-Lucent, Ericsson and Huawei. While we compete with suppliers of PDH backhaul products used in 2G networks, our native Ethernet-based products are optimized for the transport of packet-based networks and feature significantly higher capacity, and a manufacturing process that delivers this high capacity at a lower price, compared to PDH equipment.

        The second category of equipment suppliers for backhaul applications are, like us, focused on Ethernet-based products in IP networks. These suppliers are our main competitors and include SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc. (formerly Harris Stratex Networks, Inc.). We encounter these competitors in network builds focused on IP traffic. We believe that our high bandwidth capability/flexibility, and all-outdoor solution, performance and simplicity differentiate our solution from products offered by our competitors.

        We also face competition from full service network integrators such as Huawei, NEC Corp., Alcatel-Lucent and Ericsson, who have developed competing Ethernet-based products for IP networks.

        The telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue. These consolidations have increased the size and resources of our competitors. Most recently, our principal channel partner Nokia has announced its proposed acquisition of Alcatel-Lucent. As indicated above, Alcatel-Lucent has a vertically integrated microwave business unit. The proposed combination of Nokia and Alcatel-Lucent combination increases uncertainty for the future of the Nokia channel. See "Part I – Item 3. Key Information – D. Risk Factors".

        Our assessment of our competitive position, as described above, is based, among other factors, on our knowledge of the telecommunications equipment industry and communications with our customers.

  Products or Services

        Our principal commercialized product lines are Harmony, Horizon, Avenue and NetViewer.

Harmony

        The Harmony product line is a multi-service wireless platform enabling TDM and packet-based services across wireless or wireline infrastructure. This product line was originally acquired through the NSN Transaction, and is currently resold by Nokia under the brand name "Flexipacket". This product is unique in that it has true hybrid capabilities, with software upgradability to an all-IP network.

Harmony First Mile 200

        Harmony First Mile 200 is a reliable and flexible indoor unit (IDU) of the Harmony family, which can be used for tail or chain application in the mobile backhaul. It can be connected to the Harmony Radio outdoor units (ODU) to carry traditional E1/T1 and Ethernet traffic. The Harmony First Mile 200 directly powers the Harmony Radio, offers flexible protection architectures including Hot-Standby and ring capability. The Harmony First Mile 200 also provides multiple end-to-end synchronization options.

Harmony Hub 800

        With the Harmony Hub 800, we deliver a multi-service platform that provides packet, pseudowire and hybrid capabilities. Hub 800 is a reliable and flexible indoor unit (IDU), which can be used for tail, hub and edge application in the mobile backhaul. It provides up to 12 ODU directions with high capacity TDMoP (up to 128E1s) and full protection scenario, and is able to have interface to SDH network as well. The Hub 800 uses a multi-slot structure, and provides microwave integration with the Harmony Radio. Optional cards are used to fit the requirements of different applications. The Harmony Hub 800 also provides multiple end-to-end synchronization options.

Harmony Radio

        Harmony Radio is a reliable and flexible microwave radio, which efficiently transports Ethernet traffic in RF bands from 3.5 GHz up to 38 GHz. Harmony Radio can be used in different transmission networks: mobile networks, fixed networks or private networks. Harmony Radio is the traditional outdoor unit of the Harmony product Line: a packet microwave system designed to meet the requirements of evolved transport networks with the target of minimizing the total cost of ownership for the operator. Harmony Radio joins together the benefits of an advanced scalable microwave radio and of a real carrier grade Ethernet nodal solution. Harmony Radio provides field upgradability from a hybrid to an all-IP architecture. The Harmony Radio supports overhead compression, and all-outdoor XPIC. In addition, multi-radio provides advanced protection capability.

Harmony Enhanced

        Harmony Enhanced is the next generation of the Harmony Radio and Horizon Compact+ integrated into a single platform. Harmony Enhanced was launched in September 2014, and the complete frequency coverage of this platform will continue development during the fiscal year ending February 29, 2016. Harmony Enhanced is DragonWave's highest capacity radio in the 6-42GHz frequency bands, through new 4096QAM modulation support, and Bandwidth Accelerator Plus, which is the combination of both header and bulk compression. The Harmony Enhanced also enables future scalability by being MIMO-ready. Harmony Enhanced is an all-outdoor radio, with integrated Ethernet switching, including 4 GigE ports, MPLS-TP and H-QoS support. Harmony Enhanced will support the longest all-outdoor reach in the industry through the optional high power system.

Harmony Radio Lite

        The Harmony Radio Lite is a sub-6 Ghz product with near and non-line of sight capabilities in the licensed and unlicensed bands. With an all-outdoor architecture and integrated 6" antennas, the Harmony Radio Lite is optimized for 3G and 4G small cell backhaul. The Harmony Radio Lite is a differentiated platform with SynchE, 1588, low delay and low PDV capabilities. In addition, the Harmony Radio Lite can be deployed as an integrated ODU with the Harmony First Mile 200 or Harmony Hub 800, and provides end to end Ethernet capabilities within the Harmony product family.

Harmony Eband

        Harmony Eband is, a compact, lightweight, low energy consumption radio operating in the 70-80 GHz spectrum. The Harmony Eband is ideally suited for mobile backhaul markets, providing reach comparable to a 23-38 GHz offering, higher capacity and a lower OPEX expansion solution.

        Harmony Eband allows operators to tap into readily available spectrum that is generally lower cost and more lightly licensed than lower frequencies and it is equipped with a number of features that increase spectral efficiency and extend the radio's reach, while also providing extensive networking capabilities compliant with the latest Carrier Ethernet standards. Harmony Eband's industry leading performance is demonstrated by operation up to 64 QAM to achieve throughput of 2.5 Gbps full duplex in 500 MHz mode. Spectral efficiency is further enhanced by both payload and header compression to deliver capacity of up to 4 Gbps. Additionally, Harmony Eband features the DragonWave Reach Extender, which leverages Waveform and Modulation Adaptivity (WMA) and MIMO to extend the radio's reach and deliver 3-6 KM links with high availability. With an ultra-low delay mode and a CPRI interface, the Harmony Eband radio is also an ideal solution for fronthaul applications.

Harmony Trunk

        The Harmony Trunk is a traditional microwave system used for high-capacity multi-channel applications. This product is primarily used in emerging markets, and offers all-indoor configurations in a rack mount system. It operates in the sub-11 GHz bands, with focus on reach capabilities, and both packet and hybrid configurations. We work in partnership with Fujitsu to provide our Harmony Trunk product and we act as an integrator/reseller of this product through our established sales channels.

Horizon Product Family

        We commenced commercial production of our Horizon product line in 2007. Our Horizon product line was designed as a next-generation product to follow our AirPair product line, which was introduced in 2002 and is now in its end of life stage.

        Our Horizon product family is an Ethernet microwave portfolio and consists of Horizon Compact+ and Horizon Quantum. Key features across our Horizon product line include adaptive modulation, ring/mesh support, advanced prioritization, jumbo frames, flow control, ATPC (adaptive transmission power control) and layer 2 transparencies.

Horizon Compact+

        In February 2011, we launched the Horizon Compact+ globally. Horizon Compact+ is the evolution of our Horizon Compact product. Horizon Compact+ is an all-outdoor platform that is fully interoperable with Horizon Compact, enabling rapid adoption by existing customers.

        As the first all-outdoor system to include 2048 QAM, Horizon Compact + has industry leading capacity and spectral efficiency capabilities. Building on the capacity increases enabled by our previously announced Bandwidth Accelerator technology, this spectrum-doubling capability increases the data bandwidth of Horizon Compact+ to as high as 2 Gbps. This industry leading spectral efficiency, offers a significant total cost of ownership benefit, especially in markets with high spectrum costs, such as Europe, India and Asia.

        Horizon Compact+ offers all the packet-based features of Horizon Compact, and introduces SynchE, as well as up to 4 ports of Ethernet access. Horizon Compact+ operates in licensed spectrum from 6 to 60 GHz.

Horizon Quantum

        In September 2009, we launched our Horizon Quantum product in North America and in February 2010, we launched Horizon Quantum in Europe. We have designed Horizon Quantum to provide significantly increased bandwidth capacity of up to 4 Gbps per link. Horizon Quantum is a native Ethernet implementation supporting sub-0.1-ms latencies and is optimized for the rollout of LTE services. Horizon Quantum is a half-rack-unit device incorporating a Bandwidth Accelerator feature that enables superior spectral efficiency by up to a factor of 2.5 times as compared to conventional systems. The combination of these features results in a five times improvement in rack density per unit of available bandwidth capacity. Horizon Quantum also integrates key nodal intelligence that enables network operations to be streamlined and simplified to yield significant cost efficiencies. For example, Horizon Quantum incorporates integrated switching capability enabling aggregation and switching to optimize ring-and-mesh network deployments by requiring reduced network equipment to be deployed, powered and maintained. Horizon Quantum also incorporates our standard user-scalable bandwidth enabling simple and remote scaling, without truck rolls, providing our customers with key operational-cost benefits.

Avenue

        Our Avenue portfolio comprises three microcellular solutions ranging from an access microcell backhaul link (Avenue Link Lite), to a high capacity aggregation link (Avenue Link) to the industry's first fully-integrated microcellular platform (Avenue Site), with multi-beam backhaul and independently-aligned antenna array, Ethernet switching, power supply, battery backup and a slot for a 3G/4G micro base station; all within a single zoning-friendly enclosure.

        Our Avenue solutions are integrated within environmentally hardened enclosures, optimized for street-level deployments. Engineered to provide the greatest flexibility for mobile operators, our Avenue products can be deployed on any number of structures including street lamps, traffic light poles, or building sides. Our Avenue solutions are designed to blend into the urban environment, meeting the size, weight and aesthetic requirements set by city zoning officials.

NetViewer

        NetViewer is a multi-service, multi-product network management platform, sold directly and through the Nokia channel. The NetViewer platform supports the Harmony product line and the Horizon and Avenue product lines. NetViewer enables provisioning, management, monitoring, and configuration across the line of products in a single graphical user interface (GUI)-based system. NetViewer also manages legacy Nokia microwave products. NetViewer is an industry leading end-to-end Ethernet provisioning engine.

  Components

        Our product solution consists of links. Each link is comprised of two radios, two modems, and two antennas and includes our proprietary embedded software and FPGA (field-programmable gate array) firmware. Our links incorporate commercially-available electronic components sourced from third party suppliers, including FPGAs, monolithic microwave integrated circuits and microprocessors. The antennas used in our wireless carrier-Ethernet links are manufactured by third party suppliers.

        Component pricing is impacted by a number of factors including the volume we are purchasing, the demand in the industry for similar products which can limit supply, and economic factors such as the price of oil which can impact the landed cost of our components.

        The manufacturing of our products depends on obtaining adequate supplies of third party components on a timely basis. We source several key components used in the manufacture of our products from a limited number of suppliers, and in some instances, a single source supplier. Because certain components have longer lead times, we often pre-order components based on sales forecasts. This can result in oversupply or undersupply of components if actual sales are different from forecast sales. See "Part I – Item 3. Key Information – D. Risk Factors".

  Intangible Properties

        In accordance with industry practice, we seek to protect our proprietary rights through a combination of patent, copyright, trade-mark and trade secret laws and contractual provisions.

        Patent law offers some protection for our current and future products and may protect certain elements of our manufacturing processes. Our patent strategy is focused on protecting novel elements of the following aspects of our product and manufacturing design, such as:

  •
  core design features (including certain circuits and algorithms required for advanced, low-cost point-to-point radio implementations);

  •
  implementation technologies (consisting of the proprietary aspects of our manufacturing design that permit low-cost automated assembly and testing);

  •
  certain key Ethernet microwave networking technologies for high-speed, high-performance metro Ethernet networking applications (including bandwidth scaling feature (marketed as "Flex"), mesh rapid link shutdown feature, mesh node packaging/integration); and

  •
  other key features of our products (including Flex functionality, RF-loopback, mesh nodes and tri-mode mesh panel features).

        Our patent portfolio consists of 22 issued U.S. patents, 2 issued Canadian patents, 80 issued European patents, 10 pending European applications and 24 pending U.S. applications.

        In connection with the NSN Transaction, we use certain patents and other intellectual property rights owned by Nokia under license and in connection with the disposition of Axerra, we use certain patents and other intellectual property rights owned by the acquirers of Axerra under license.

        The executable code for our software and firmware, the embedded software and firmware in our hardware products and our manufacturing designs are protected under trade secret law and as unpublished, copyrighted works. Software is only provided to our customers in binary format, subject to industry standard source code escrow arrangements with key customers. We license the use of our product to our customers and resellers. These licenses contain standard provisions prohibiting the unauthorized reproduction, disclosure, reverse engineering or transfer of our product. In addition, we are designing product changes intended to enable the implementation of encrypted embedded firmware to further enhance our ability to protect our intellectual property. We recognize, however, that effective copyright protection may not be available in some countries in which we distribute products.

        Our general practice is to enter into confidentiality and non-disclosure agreements with our employees, consultants, manufacturers, suppliers, customers, channel partners and others to attempt to limit access to and distribution of our proprietary information. In addition, our practice is to enter into agreements with our employees that include an assignment to us of all intellectual property developed by each of them in the course of their employment.

        We have registered trade-marks DRAGONWAVE, AIRPAIR and HORIZON in Canada and in the U.S. We have a registered trade-mark for DRAGONWAVE in China and have a pending trade-mark application in the European Union and India for DRAGONWAVE. We have a registered trade-mark for AVENUE in the U.S. and have a pending trade-mark application in India. In connection with the Renewed Framework, we have been granted an exclusive licence, without the right to grant sub-licences, to use the trade-marks HUB800 and FIRSTMILE200 and an exclusive license for certain field of use and a non-exclusive licence for certain other fields of use, without the right to grant sub-licences, to use the trade-marks LITE and NETVIEWER.

        See "Part I – Item 3. Key Information – D. Risk Factors" pertaining to intellectual property below.

  Cycles

        There is no seasonal effect on our sales patterns; however, quarterly results may fluctuate especially when multi-year or multi-quarter projects are booked. Cyclical effects related to our relationship with our principal channel partner, Nokia, have been observed in our fourth quarter as it overlaps with the beginning of Nokia's calendar fiscal year.

  Economic Dependence

        Following the closing of the NSN Transaction, our economic dependence profile changed significantly. In the fiscal year ended February 28, 2015, Nokia and one other key customer each contributed over 10% of our revenue. Specifically, revenue through the Nokia channel represented approximately 53% of our total revenue during the fiscal year ended February 28, 2015. Our other key customer accounted for 16% of revenue in the fiscal year ended February 28, 2015.

        We supply products to our customers, including Nokia, on a purchase order basis and, accordingly, customers are generally under no ongoing obligation to buy our products. If one or more of our customers discontinues its relationship with us for any reason, or reduces or postpones current or expected purchases of our products or services, our business, results of operations and financial condition could be materially adversely affected.

        While Nokia has reaffirmed its commitment to partnering, both Nokia's recent introduction of a multi-vendor microwave ecosystem and the proposed Alcatel-Lucent combination increases uncertainty for the future of the Nokia channel. See "Part I – Item 4. Information on the Company – A. History & Business Developments – Mergers & Acquisitions and Joint Ventures – Acquisition of Microwave Transport Business of NSN and Relationship with Nokia", "Part I – Item 4. Information on the Company – B. Description of the Business – General – Competitive Conditions" and "Part I – Item 3. Key Information – D. Risk Factors".

  Changes to Contracts

        As discussed above under "Part I – Item 4. Information on the Company – A. History & Business Developments – Mergers & Acquisitions and Joint Ventures – Acquisition of Microwave Transport Business of NSN and Relationship with Nokia", in light of recent developments within Nokia we are seeking Nokia's agreement to changes to our existing contractual framework to support our cash flows and rationalize future legacy support obligations.

  Environmental Protection

        Environmental protection requirements currently have no material financial or operational effect on our capital expenditures, earnings or competitive position, and are not expected to have any material effect in future years. While we are currently unaware of any negative effects associated with our products, allegations of health and safety risks associated with wireless products have been publicized from time to time. See "Part I – Item 3. Key Information – D. Risk Factors".

  Foreign Operations

        We market our products to customers outside of Canada through both direct and indirect distribution channels, and through our channel partnership with Nokia. We also carry out R&D activities in Shanghai, China. See "Part I – Item 4. Information on the Company – B. Description of the Business – General – Markets", "– Distribution Methods" and "– Research and Development Activities" above, and "Part I – Item 3. Key Information – D. Risk Factors".

Bankruptcy and Similar Procedures

        We have never been subject to a bankruptcy, receivership or similar procedure and no such procedures are proposed for the current fiscal year.

  Lending

        We have established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2015, this asset based credit facility was for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at February 28, 2015, we had drawn $32.4 million on the facility and $1.9 million against our letter of credit facility. As at the date of this Annual Report, the drawn portion on the facility was increased to $33.7 million.

        The credit facility was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of our assets and the assets of our principal direct and indirect subsidiaries. The credit facility includes other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include U.S. dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

        We were in breach of one of our covenants in both March 2014 and April 2014. We obtained a waiver for these breaches and amended the terms of the facility on May 13, 2014. As of the date of this Annual Report, and as of February 28, 2015, we are in compliance with all covenants.

C.    Corporate Structure

        The intercorporate relationships between DragonWave and its material subsidiaries are set out in the chart below. As noted below, DragonWave has a 50.1% equity interest in DragonWave HFCL India Private Limited. DragonWave does not control the board of DragonWave HFCL India Private Limited.

D.    Property, plants and equipment.

        Our corporate headquarters are located in Ottawa, Ontario where we lease and occupy 33,286 square feet of space. The lease for our office expires in November 2016. Our headquarters do not include product manufacturing facilities. The aggregate monthly rental payment for our corporate headquarters, together with the maintenance fees, is approximately $61,554.

        We also lease and occupy 20,734 square feet of space in another office in Ottawa, Ontario, mainly as a warehousing and testing facility. The lease for this space expires in November 2016 and the aggregate monthly rental payment is $34,789, including maintenance fees.

        In Shanghai, China, we lease and occupy 14,272 square feet of space for research and development activities. The lease expires in September 2017 and the aggregate monthly rental payment is $21,227, including maintenance fees.

        We also lease space in other regions to support the sales and marketing activities of our branches and subsidiaries in those regions.

ITEM 4A.    Unresolved Staff Comments.

        Not applicable.

ITEM 5.    Operating and Financial Review and Prospects.

A.    Operating results

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations, including for end-customers we supply through Nokia. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.

        During fiscal year 2015, neither inflation nor deflation had a material impact on our operations. However, in light of the uncertain global economic outlook we cannot provide any assurance that there will be no significant variations on our operations, or the business operations of our customers and suppliers in the future which may have a material impact on our results of operations.

        For further analysis on our results of operations, see management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015 incorporated by reference into this Annual Report as Exhibit 15.1, and the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2014 incorporated by reference into this Annual Report as Exhibit 15.2.

B.    Liquidity and capital resources

        Since our initial public offering in April 2007 (our "IPO"), we have financed our operations primarily through the proceeds of our IPO and other follow-on public offerings, debt arrangements and cash flow from our operations.

        Our IPO raised net proceeds of CAD$26.9million. This was followed by four further public offerings: (1) an offering in September 2007 which raised net proceeds of CAD$22.1 million, (2) our NASDAQ initial public offering in October 2009 which raised net proceeds of CAD$70.5 million, (3) an offering in September 2013 an offering which raised net proceeds of $22.4 million, and (4) an offering in August 2014 which raised net proceeds of $24.0 million.

        We have established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2015, this asset based credit facility was for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at February 28, 2015 we had drawn $32.4 million on the facility and $1.9 million against our letter of credit facility. As at the date of this Annual Report, the drawn portion on the facility has increased to $33.7 million.

        The credit facility was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of our assets and the assets of our principal direct and indirect subsidiaries. The credit facility includes other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include U.S. dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

        We were in breach of one of our covenants in both March 2014 and April 2014. We obtained a waiver for these breaches and amended the terms of the facility on May 13, 2014. As of the date of this Annual Report, and as of February 28, 2015, we are in compliance with all covenants.

        As of February 28, 2015, we had approximately $23.7 million in cash and cash equivalents which is defined as all highly liquid investments held with an original maturity of three months or less.

        Net cash used in operating activities was $31.6 and $23.9 million for the year ended February 28, 2015 and 2014.

        For further analysis on Liquidity and Capital Resources, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015 incorporated by reference into this Annual Report as Exhibit 15.1, and the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2014 incorporated by reference into this Annual Report as Exhibit 15.2.

C.    Research and Development

        Our ability to develop technologically superior and cost-effective solutions relative to our competitors can only be achieved through our continued research and development ("R&D") efforts.

        Our R&D activities take place at our headquarters in Ottawa, Ontario, Canada and in Shanghai, China. We currently have approximately 127 personnel in our engineering group, representing approximately 47% of our total personnel. The majority of our engineering staff hold degrees in engineering. A large number of our senior engineering personnel have worked together for several years and have been responsible for the development of our products. Our R&D team works closely with our diverse customer base, and incorporates feedback from our direct and indirect sales teams into our product development plans to improve our products and address emerging market requirements.

        On November 30, 2012, we added 100 employees in Shanghai. As of the date of this Annual Report, there are 81 employees in Shanghai, 74 of which are in R&D. From June 1, 2012 until November 30, 2012, the services of these employees were provided under a services arrangement with Nokia.

        Between June 1, 2012 and April 9, 2013, we also received R&D services outside of China provided by Nokia under a services arrangement. These services were discontinued on April 9, 2013 as part of the Renewed Framework.

        Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 11% and 22% of our revenues in R&D during fiscal year 2015 and fiscal year 2014, respectively.

        For further analysis on Research and Development, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015 incorporated by reference into this Annual Report as Exhibit 15.1.

E.    Off-balance sheet arrangements.

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2015	$5,490
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,225
Singapore	Singapore	ARCC	February, 2016	$3,085
Ottawa (Warehouse & Operations at Terry Fox Drive and Frank Neighbor Place + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$118,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2015	$2,950
Shanghai	China	Shanghai Lingang Economic Development Group	September, 2017	$21,230
New Delhi	India	WEL Intertrade Private Limited Holdings Ltd.	March, 2015	$6,300
Gurgaon	India	Pinki Bansal	Month to Month	$370

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favorable.

        On January 21, 2014, we subleased a portion of our Kanata office space and as such during the year ended February 28, 2014 we recorded net rent expense of $84 thousand, representing the present value of our estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at February 28, 2015, we have provisions totaling $0.1 million on inventory held by contract manufacturers that we do not expect to be fully used.

F.    Tabular Disclosure of Contractual Obligations

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 28, 2015 per fiscal year are as follows:

2016	1,527
2017	1,087
2018	86
Thereafter	—

2,700

ITEM 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Name, Occupation and Security Holding

        Our directors as at February 28, 2015 were as follows:

Name and Municipality of Residence	Principal Occupation	Director Since	Holdings of Outstanding Common Shares as at February 28, 2015
PETER ALLEN Ottawa, Ontario, Canada	Chief Executive Officer, DragonWave Inc.	March 4, 2004	458,662
CLAUDE HAW(1)(2)(3)(4)(5) Ottawa, Ontario, Canada	President of Venture Coaches	November 10, 2003	10,000
LORI O'NEILL(1)(3) Ottawa, Ontario, Canada	Independent Consultant and Corporate Director	June 13, 2013	nil
CESAR CESARATTO(2)(3)(5) Gatineau, Quebec, Canada	Retired	June 12, 2012	20,000
ROBERT PONS(5)(6) Philadelphia, Pennsylvania, USA	Executive Chairman of HC2 Holdings Inc. (formerly PTGi Holdings, formerly Primus Telecommunications) and Vice-Chairman of Vice-Chairman of MRV Communications Inc.	December 10, 2013	nil

(1)
As of February 28, 2015, the Audit Committee members are Lori O'Neill (Chair), Claude Haw and Robert Pons. Mr. Pons resigned as a director effective April 14, 2015 and Mr. Cesaratto was appointed as a member of the Audit Committee.

(2)
As of February 28, 2015, Compensation Committee members are Cesar Cesaratto (Chair), Claude Haw and Robert Pons. Mr. Pons resigned as a director effective April 14, 2015.

(3)
As of February 28, 2015, the Nominating and Governance Committee members are Claude Haw (Chair), Lori O'Neill and Cesar Cesaratto.

(4)
Chairman of the board of directors.

(5)
As of February 28, 2015, the Strategy Committee members are Robert Pons (Chair), Cesar Cesaratto and Claude Haw. Mr. Pons resigned as a director effective April 14, 2015.

(6)
Mr. Pons resigned as a director effective April 14, 2015.

        Our directors, as at the date of this Annual Report, are Peter Allen, Claude Haw, Lori O'Neill and Cesar Cesaratto. Each of our directors holds office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office becomes vacant by resignation, death, removal or other cause.

        Our Chief Financial Officer, Russell Frederick, has been nominated for election to our board at the annual general meeting of shareholders of the Company scheduled to be held on June 17, 2015 (the "Meeting"). If elected at the Meeting, Mr. Frederick will become a director effective June 17, 2015.

        Our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, a total of 1,030,837 common shares, representing 1.37% of the total outstanding common shares as of the date of this Annual Report.

        Our executive officers as at February 28, 2015 were, and as except as otherwise noted, as of the date hereof are, as follows:

Name and Municipality of Residence	Offices with the Company
PETER ALLEN Ottawa, Ontario, Canada	President, Chief Executive Officer and Director
RUSSELL FREDERICK Ottawa, Ontario, Canada	Chief Financial Officer and Vice President, Finance
ERIK BOCH Ottawa, Ontario, Canada	Vice President, Engineering and Chief Technology Officer
BARRY DAHAN London, England, United Kingdom	Executive Vice President, Global Sales
DAVID FARRAR Ottawa, Ontario, Canada	Vice President, Operations
GREG FRIESEN Ottawa, Ontario, Canada	Vice President, Product Management
TOM MCLELLAN Ottawa, Ontario, Canada	Vice President, Services

        As at the date of this Annual Report, our board of directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Detailed information regarding the mandate and procedures of the Audit Committee can be found below under "Part I – Item 6. Directors, Senior Management and Employees – C. Board Practices – Audit Committee", as required by National Instrument 52-110 – Audit Committees promulgated under applicable securities legislation.

        We have established a Strategy Committee. Prior to the resignation of Mr. Pons effective April 14, 2015, the Strategy Committee was comprised of Claude Haw (Chair), Cesar Cesaratto and Robert Pons.

        We have also established a Disclosure Committee composed of members of management, namely Peter Allen and Russell Frederick.

        The principal occupations of our directors and executive officers as at February 28, 2015, for at least the five preceding years are as follows:

Directors

        Cesar Cesaratto:    Mr. Cesaratto has more than 40 years of experience in the technology industry. Mr. Cesaratto joined Nortel Networks Corporation, a communications equipment manufacturing company, in 1970 and assumed increasingly senior management roles during his 31 year career with Nortel, culminating in the role of President, Wireless Solutions for Europe, Middle East and Africa. Mr. Cesaratto retired from Nortel in 2001 and has continued to be active in the technology sector. He is currently a member of an angel investment group dedicated to the development of technology start-up companies in the Ottawa area. He was a director of Tundra Semiconductor (2007 to 2009) and Breconridge Manufacturing Solutions (2007 to 2010) and is currently chairman of the board of directors of Applied Micro Circuits Corporation and serves on the board of two private start-up companies. Mr. Cesaratto holds a Bachelor of Engineering in Electrical Engineering from McGill University.

        Claude Haw, Director:    Claude Haw is President of Venture Coaches, a private consulting and investment company, which he founded in 2000. From 2009 to 2011 he was President and Chief Executive Officer of the Ottawa Centre for Regional Innovation (OCRI), Ottawa's leading economic development organization. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation ("Newbridge"), including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw holds a Bachelor of Electrical Engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course. He has completed the ICD Director Education Program and attained the ICD.D designation in 2012. Mr. Haw was also recognized for his contribution to Canadian innovation with the Queen Elizabeth II Diamond Jubilee Medal in 2012.

        Lori O'Neill, Director:    Lori O'Neill is a Chartered Professional Accountant and Certified Public Accountant (Illinois) and currently provides consulting services to growth companies. She retired from partnership in global professional services firm in 2012 after over 24 years serving growth companies from startups to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. Ms. O'Neill serves as board member and chair of the Audit and Risk Management Committee of the Ontario Lottery and Gaming Corporation, board member and chair of the Audit Committee of Defence Construction Canada, member of the board of directors of Hydro Ottawa, the University of Ottawa Heart Institute, Startup Canada, Face-2-Face, the board of governors of Ashbury College, the finance committee of the Stem Cell Network and an advisory board for the Dean of the Sprott School of Business. Ms. O'Neill graduated from Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1990, her CPA designation in 2003, was recognized as "Top Forty under Forty" in 1999 by the Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

        Robert Pons, Former Director:    Mr. Pons has more than 30 years of experience in the global telecommunications industry in both services and technology. He is currently the Executive Chairman of HC2 Holdings Inc. (formerly PTGi Holdings, formerly Primus Telecommunications), a wholesale international long distance carrier. He is also the Vice-Chairman of MRV Communications Inc., and serves on the board of Concurrent Computer Corp. a global leader in multi-screen video delivery, media data management and monetization. From February 2011 to April 2014, he served as Chairman of Live Micro Systems, Inc. (formerly Livewire Mobile), which was a comprehensive one-stop digital content solution for mobile carriers. From January 2008 until February 2011, Mr. Pons was Senior Vice President of TMNG Global, a leading provider of professional services to the converging communications media and entertainment industries and the capital formation firms that support it. From January 2004 until April 2007, Mr. Pons served as President and Chief Executive Officer of Uphonia, Inc. (previously SmartServ Online, Inc.), a wireless applications service provider. From August 2003 until January 2004, Mr. Pons served as Interim Chief Executive Officer of SmartServ Online, Inc. on a consulting basis. From March 1999 to August 2003, he was President of FreedomPay, Inc., wireless device payment processing company. During the period January 1994 to March 1999, Mr. Pons was President of Lifesafety Solutions, Inc., an enterprise software company. Mr. Pons has over 30 years of management experience with telecommunications companies including MCI, Inc., Sprint, Inc. and Geotek, Inc. Mr. Pons received a bachelor of arts degree with honors from Rowan University. As a pioneer in the telecommunications industry, Mr. Pons brought to the board of directors his experience as a senior level executive working in the telecommunications industry. Mr. Pons resigned as a director effective April 14, 2015.

        Peter Allen is also a director and his biographical information is set out below.

Executive Officers

        Peter Allen, President and Chief Executive Officer:    Prior to joining DragonWave in 2004, Peter Allen was President and CEO of Innovance Inc. ("Innovance"), a private reconfigurable optical networking company. Prior to 2000, Peter was the Vice President of Business Development for the Optical Networks Division of Nortel Networks Limited ("Nortel"), holding leadership responsibility for Nortel's optical components business as well as business development responsibility for system activities. At Nortel, Peter led a 5,000-employee global operation spanning R&D, manufacturing and sales and marketing. Peter has also held managerial positions at Ford Motor Company and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

        Russell Frederick, Vice President, Finance and Chief Financial Officer:    Prior to joining DragonWave in 2004, Russell Frederick was the Chief Operating Officer and Chief Financial Officer of Wavesat Wireless Inc. ("Wavesat"), between 2000 and 2003. Prior to Wavesat, Russell was the Chief Financial Officer of PRIOR Data Sciences Ltd. ("PRIOR"), from 1994 to 2000, where he played a key role in the management buy-out and subsequent sale of the company. Prior to his time with PRIOR, Russell was employed with Digital Equipment Ltd. of Canada in various financial roles. Russell holds a Masters of Business Administration degree in finance, as well as a Bachelor of Science degree from McMaster University in Hamilton, Ontario, Canada.

        Erik Boch, Founder, Vice President, Engineering and Chief Technology Officer:    Prior to co-founding DragonWave in February 2000, Erik Boch held senior engineering or technical management positions at a number of communications and aerospace companies, namely Litton Systems Canada Ltd., ComDev International Ltd., Lockheed Martin Corporation and Newbridge (since acquired by Alcatel Canada, Inc.). While at Newbridge, Erik was Assistant Vice President of the Wireless Systems Group. Erik has been involved in various aspects of microwave and millimetre wave subsystem and system design for more than 22 years. Erik led the R&D team at Newbridge that introduced the first ATM-based fixed wireless access system in our industry. Erik has been published extensively in major networking publications, including Telephony, Microwave Journal, Wireless Review, Internet Telephony and America's Network. Erik holds several approved radio frequency ("RF") design patents and numerous patents pending. He is on the Technical Advisory Board of PMC-Sierra, Inc. (NASDAQ: PMCS), a company that designs, develops, markets and support semiconductor solutions. Erik holds a Bachelor and a Master's degree in Electrical Engineering from Carleton University, Ottawa, Ontario, Canada and is a registered professional engineer.

        Barry Dahan, Executive Vice President, Global Sales:    Barry Dahan has 30 years' experience in the International Telecom industry in various roles. Prior to joining DragonWave in 2011, Barry was tasked with building the business and infrastructure for Starent Networks. Barry was employed with ALU and Nortel in various Executive / Leadership roles. Since 2010, Barry has been investing in private growth companies. Barry holds a Business Degree in Finance as well as a bachelor in engineering from Polytechnique in Canada.

        David Farrar, Founder & Vice President, Operations:    Prior to co-founding DragonWave in February 2000, David Farrar was employed by Newbridge, where he held senior management positions in product management, R&D, operations, and information technology. Prior to joining Newbridge, David was Director of Engineering at Synapse Corporation, a private data communications design company, and an Engineering Manager at Mitel. David holds a Bachelor of Science in Electrical Engineering from the University of Waterloo in Waterloo, Ontario, Canada.

        Greg Friesen, Vice President, Product Management:    Prior to joining DragonWave in 2004, Greg Friesen held senior product management, business development, network design and planning roles, at a number of communications firms, including Innovance (2000-2004), Nortel (1997-2000), and Fundy Telecom (1996). As Senior Product Manager at Innovance he was responsible for all product definition, architecture, and network design. He has been involved in the planning and engineering of over 10 nationwide network deployments. Greg has authored numerous papers and magazine articles in publications including Microwave Journal, Telecommunications, Xchange, Telephony Online, Last Mile, AGL, Radio World, and has spoken at numerous industry conferences such as WiMax World, CTIA, Telecom Next, ISPCon and UTC. Greg holds two granted patents in the networking area. Greg holds a Bachelor of Science in Electrical Engineering from the University of Saskatchewan in Saskatoon, Saskatchewan, Canada.

        Tom McLellan, Vice President, Services:    Tom McLellan joined DragonWave in February 2010, to lead the Services and Customer Support Team. Prior to joining DragonWave, Tom spent close to 30 years with Nortel, in a diverse number of roles. He ran the Global Product Support team for several years, an organization of 1200 people worldwide supporting all aspects of Nortel's product portfolio, Optical, Wireless and Carrier Wireline to Enterprise IP. During his tenure at Nortel he also held roles at Bell Northern Research as Director of its Carrier Platform business, as well as Project Management and Verification roles, managing teams in a wide number of locations, including Raleigh, North Carolina, Dallas, Texas and Santa Clara, California in the U.S., Istanbul, Maidenhead in the United Kingdom and Beijing, China. Tom has a C&G of London Institute Diploma in Telecommunications and graduated with a BSc in Electrical and Electronic Engineering from Glasgow, Scotland.

B.    Compensation.

        The following table sets forth all amounts of compensation earned by the non-employee directors of the Company for the fiscal year ended February 28, 2015.

Name of Director	Fees Earned(1)	Option Based Awards(2)	Share Based Awards(3)	All other compensation	Total compensation

Claude Haw (Chair)	$91,745	$6,270	$40,050	Nil	$138,065

Cesar Cesaratto	$51,230	$6,270	$40,050	Nil	$97,550

Lori O'Neill	$37,837	$6,270	$40,050	Nil	$84,157

Robert Pons(4)(5)	$34,000	$6,270	$40,050	Nil	$80,320

Jean-Paul Cossart(5)(6)	$17,500	Nil	Nil	Nil	$17,500

(1)
All compensation, with the exception of Mr. Pons and Mr. Cossart, was paid in CAD dollars.

(2)
Option based award values are calculated at their market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a US generally accepted accounting standard. The Black-Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

(3)
Represents the value of restricted share units ("RSUs") based on the fair market value of the common shares on the date of grant of CAD$2.15 per common share, and an exchange rate of CAD to USD of 0.9314.

(4)
Mr. Pons was a director until his resignation effective April 14, 2015 and he will not stand for re-election at the Meeting. His RSUs were terminated effective April 14, 2015 in connection with his resignation.

(5)
Mr. Pons's and Mr. Cossart's compensation was paid in US dollars.

(6)
Mr. Cossart was a director until June 20, 2014 as he did not stand for re-election at the annual general and special meeting of shareholders held on June 20, 2014.

        The following table sets forth compensation information for the fiscal year ended February 28, 2013, the fiscal year ended February 28, 2014 and the fiscal year ended February 28, 2015 for the Company's Named Executive Officers.

Name and principal position	Fiscal Year ended Feb. 28	Salary ($)	Option-based awards ($)(1)(2)	Non-equity incentive plan compensation ($)(4)(5)	All other compensation ($)	Total compensation ($)

Peter Allen	2015	$365,196(5)	$108,211	Nil	Nil	$473,407
President and Chief	2014	$335,265(5)	$205,326	Nil	$928	$541,519
Executive Officer	2013	$376,463(5)	$64,465	$123,475	$5,523	$569,926

Russell Frederick	2015	$231,559(5)	$75,747	Nil	$2,188	$309,494
Vice President, Finance	2014	$239,475(5)	$159,155	Nil	$2,235	$400,866
and Chief Financial Officer	2013	$250,975(5)	$48,349	$69,146	$1,843	$370,313

Erik Boch	2015	$231,559(5)	$75,747	Nil	Nil	$307,306
Vice President,	2014	$239,475(5)	$148,331	Nil	Nil	$387,806
Engineering and Chief Technology Officer	2013	$250,975(5)	$51,297	$69,146	Nil	$371,418

Barry Dahan	2015	$261,104(6)	$32,463	$238,644(3)	Nil	$532,212
Executive Vice President,	2014	$251,040(6)	$70,885	$113,286(3)	Nil	$435,211
Global Sales	2013	$242,246(6)	$48,488	$151,402(3)	Nil	$442,136

David Farrar	2015	$231,559(5)	$75,747	Nil	$4,377	$311,683
Vice President, Operations	2014	$239,475(5)	$147,565	Nil	$4,471	$391,511
	2013	$250,975(5)	$48,349	$69,146	$3,683	$372,153

(1)
Option based award values are calculated at their fair market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a US generally accepted accounting standard. The Black-Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

(2)
Foreign currency is translated at the average rate for the 2015 fiscal year. CAD to USD is 0.8929 (1.1199).

(3)
Non-equity incentive plan compensation consists of sales commission.

(4)
Non-equity incentive plan compensation consists of a one-time bonus associated with acquisition of the Nokia Siemens Networks microwave transport business.

(5)
All compensation, with the exception of Mr. Dahan, is paid in CAD dollars. All compensation is translated at the average rate for the 2015 fiscal year, 2014 fiscal year and the 2013 fiscal year. The rates used were CAD to USD, 0.8929 (1.1199), CAD to USD, 0.9579 (1.0439), and CAD to USD, 1.0039 (0.9961), respectively.

(6)
Mr. Dahan's compensation is paid in GBP. His compensation is translated at the average rate for the 2015 fiscal year, 2014 fiscal year and the 2013 fiscal year. The rates used were GBP to USD, 1.6319 (0.6128), GBP to USD, 1.5690 (0.6370), and GBP to USD, 1.5929 (0.6278), respectively.

C.   Board Practices.

        The Company and its board of directors are committed to exercising effective corporate governance in the conduct of the Company's business and the board's affairs. National Instrument 58-101 – Disclosure of Corporate Governance Practices (the "National Instrument") promulgated by the applicable Canadian securities regulatory authorities requires reporting issuers to disclose their approach to corporate governance and relate their corporate governance practices to specific guidelines. The National Instrument serves as the reference point for this Statement of Corporate Governance Practices.

Overview

        Our board is responsible for managing the business and affairs of the Company. It is the board of director's belief that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

        The board of directors is currently comprised of four directors. Directors of the Company are elected annually by the shareholders. The composition of the board, assuming the election of the director nominees of management, provides a mix of skills and experience to guide the strategy and operations of the Company, which the board considers important considering the increasingly global nature of the Company's stakeholders.

        The board has concluded that three of the four current directors (namely Cesar Cesaratto, Claude Haw and Lori O'Neill) are "independent" within the meaning of the National Instrument and NASDAQ rules. The definitions of "independence" in the National Instrument and NASDAQ rules generally focus on whether a director, directly or indirectly, has a material relationship with an issuer that could reasonably be expected to interfere with the exercise of that director's independent judgment, provided that employees and certain other categories of individuals are considered to have material relationships with an issuer.

        The board determines, on an annual basis, whether board members are "independent" within the meaning of the National Instrument and NASDAQ rules. On May 12, 2015, the board undertook its annual determination of the independence status of each of the directors in relation to the solicitation of proxies for the Meeting. If all of management's nominees are elected at the Meeting, three of the five directors (namely Cesar Cesaratto, Claude Haw and Lori O'Neill) will be "independent" within the meaning of the National Instrument and NASDAQ rules. Peter Allen and Russell Frederick are not "independent" as a result of being executive officers of the Company. The board believes that the extensive knowledge of the Company's business and industry brought to the Company by Mr. Allen and Mr. Frederick are beneficial to the other directors and contributes to the effectiveness of the board.

        The following is a list of those management nominees for election as directors of the Company who are also directors of other reporting issuers:

Director	Reporting Issuer	Exchange/Market

Claude Haw	Edgewater Wireless Systems Inc.	TSX-V

Cesar Cesaratto	Applied Micro Circuits Corporation	NASDAQ-GS

        At each board meeting, the "independent" directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Company's management, a process intended to facilitate open and candid discussion among the "independent" directors. Although not regularly scheduled, the board exercises its ability to hold such in camera sessions whenever any "independent" director deems it necessary. For the period of March 1, 2014 through February 28, 2015 the board met in person on five occasions and conducted two formal in camera sessions.

        Claude Haw, an "independent" director, serves as the board's Chair. In addition to chairing all board meetings, the Chair's role is to facilitate and chair discussions among the Company's "independent" directors, facilitate communication between the "independent" directors and the Company's management, and, if and when necessary, act as a spokesperson on behalf of the board in dealing with the press and members of the public. The Chair's responsibilities and duties are described in detail in a position description developed by the board in co-operation with the current Chair. The existence of the position of Chair is not intended in any way to inhibit discussions among the directors or between any of them and the Company's management. The Chair, the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the Disclosure Committee and the board at large are responsible for ensuring that the board effectively discharges its mandate.

Majority Voting for Directors

        The board believes that each of its members should have the confidence and support of the Company's shareholders. On May 2, 2012, as recommended by the Nominating and Governance Committee, the board adopted a majority voting policy for the election of directors at the Meeting. This policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the board, effective on acceptance by the board. The board will refer the resignation to the Nominating and Governance Committee for consideration. The board will promptly accept the resignation unless the Nominating and Governance Committee determines that there are extraordinary circumstances relating to the composition of the board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) within 90 days of the Meeting.

Mandate of the Board

        On February 23, 2007, the board adopted a written mandate of directors' duties and responsibilities. A copy of the Company's Mandate for the board of directors is available on the Company's website at www.dragonwaveinc.com.

        The board has the authority to retain independent legal, accounting and other consultants. The board may request any officer or employee of the Company or outside counsel or the external/internal auditors to attend a meeting of the board or to meet with any member of, or consultant to, the board.

Board Committees

        The board of directors has established the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Disclosure Committee and the Strategy Committee to assist the board in efficiently carrying out its responsibilities. The board does not currently have an executive committee.

Audit Committee

        The mandate, role, responsibilities and procedures of the Audit Committee are set forth in the Company's Audit Committee Charter. The Audit Committee is responsible for, among other things, reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements, the annual financial statements and related press releases prior to their approval by the full board and certain other documents required by regulatory authorities. The Audit Committee Charter addresses in detail the relationship between the Audit Committee, the Company's external auditors and management of the Company, and contemplates direct communication channels between the Audit Committee and the external auditors. The Audit Committee is empowered to retain persons having special competence as necessary to assist it in fulfilling its responsibilities. Each of the Audit Committee members must be "independent" within the meaning of the National Instrument, NASDAQ rules and Rule 10A-3 under the Exchange Act.

        As of the date of this Annual Report, the Audit Committee is comprised of three "independent" directors: Lori O'Neill (Committee Chair), Claude Haw and Cesar Cesaratto, each of whom is "independent", including within the meaning of Rule 10A-3 of the Exchange Act. Each Audit Committee member is "financially literate" within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110") and each of Lori O'Neill and Claude Haw is an "audit committee financial expert", as defined by U.S. Securities and Exchange Commission rules.

Compensation Committee

        The Compensation Committee makes recommendations to the board on executive compensation, including the compensation of the President and Chief Executive Officer. The responsibilities of the Compensation Committee also include oversight of the Company's equity compensation plans and management succession strategy. Each of the Compensation Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules.

        The Compensation Committee is currently composed of two "independent" directors: Cesar Cesaratto (Committee Chair), Claude Haw. Following the Meeting, the board will determine an appropriate member of the board to join the Compensation Committee.

        The members of the Compensation Committee have direct experience with matters related to compensation policies and practices. Mr. Haw, in particular, has been a member of the Compensation Committee since November 2003, and has been directly involved with compensation matters as a member of the compensation committees of Meriton Networks Company from 2000 to 2008. He has also served as a member of the compensation committee for Accedian and Teradici Corporation.

        The members of the Compensation Committee have a breadth and depth of experience with both public and private companies that enables them to make decisions on the suitability of our compensation policies and practices. As noted above in their respective biographies, each member of the Compensation Committee has held executive positions with entities in the technology sector and each is well-positioned to make determinations with respect to the compensation policies and practices of the Company. Moreover, if the Compensation Committee determines that additional information is required in order to make a decision with respect to any compensation policy or practice, the Compensation Committee has the authority to engage external consultants at the expense of the Company.

        The Compensation Committee meets a minimum of twice every year and after each meeting reports to the board the results of its activities and any reviews undertaken. The Compensation Committee makes recommendations to the board as deemed appropriate.

Nominating and Governance Committee

        Pursuant to the Nominating and Governance Committee Charter, the mandate of the Nominating and Governance Committee is to assist the directors of the Company in carrying out the board's oversight responsibility for ensuring that the strategic direction of the Company is reviewed annually and that the board and each of its committees carry out their respective functions in accordance with an appropriate process. The Nominating and Governance Committee is responsible for governance issues and for identifying, recruiting, nominating, endorsing, recommending the appointment of, and orienting, new directors and committee members, as well as the ongoing training and education of existing directors. The Nominating and Governance Committee is also responsible for assessing the effectiveness of the board as a whole, each committee of the board, and the contribution of each individual director. At least every two years, this includes a survey of board effectiveness, which was most recently conducted and reported on to the board in May 2015. As part of this review process, the board also discussed and considered the constitution of the board and the committees of the board, including board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Company.

        The Nominating and Governance Committee is responsible for annually recommending to the board whether a director should be nominated for re-election based upon the Nominating and Governance Committee's consideration of his or her performance in office and any other factors deemed relevant. The Chairman of the board, the Chief Executive Officer and other individual directors may also identify potential candidates as directors and the Nominating and Governance Committee or the full board, as the case may be, may review such candidates and make appropriate recommendations. During the first quarter of fiscal 2015, the Nominating and Governance Committee reviewed and discussed the background, qualifications, industry experience, public company experience, diversity and existing relationship with DragonWave of several potential nominees for director of the Company. The Nominating and Governance Committee also considered diversity issues and how the skill set of each candidate would complement the skill set of the other directors. In May 2015, the Nominating and Governance Committee recommended that Russell Frederick be put forward as a nominee for director of the Company in view of his background and qualifications, his history of serving effectively as a director of the Company, his extensive knowledge of the industry and the Company, and the desirability of maintaining a board consisting of at least five directors. The Nominating and Governance Committee is also actively considering further independent nominees for the board.

        The Nominating and Governance Committee also monitors the size and composition of the board and its committees to ensure effective decision-making and reports to the full board on any resulting recommendations.

        The Nominating and Governance Committee also reviews the Company's Insider Trading Policy, Disclosure Policy and Code of Business Conduct and Ethics and is responsible for recommending changes and any action that may be required or desired to respond to any breach of any such policy or code. On May 2, 2012, the Nominating and Governance Committee recommended that the board adopt amendments to the Company's Insider Trading Policy to restrict the purchase of certain financial instruments by directors, officers and employees of the Company.

        Each of the Nominating and Governance Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules. The Nominating and Governance Committee is currently composed of three "independent" directors: Claude Haw (Committee Chair), Cesar Cesaratto and Lori O'Neill.

        The full board will continue to be directly involved in corporate governance matters upon the recommendation of the Nominating and Governance Committee and where otherwise appropriate.

        A copy of the Company's Nominating and Governance Committee Charter is available on the Company's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Company's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Strategy Committee

        The mandate of the board provides that the board is responsible for monitoring the Company's progress in achieving its goals and objectives and for the Company's direction in response to changing circumstances. In January 2013, the board determined to form the Strategy Committee to assist the board as a whole in this function and specifically to investigate, review, consider and advise the board in relation to the Company's strategy. The mandate of the Strategy Committee provides that the committee is to be comprised of at least three independent directors and, prior to the resignation of Mr. Pons effective April 14, 2015, the Strategy Committee was comprised of Claude Haw (Chair), Cesar Cesaratto and Robert Pons. Following the Meeting, the board will consider an appropriate member of the board to join the Strategy Committee. The board as a whole comprehensively reviewed the Company's business strategy most recently in November 2012. This review process will continue in the context of the Strategy Committee. The Strategy Committee meets at least once each quarter.

Disclosure Committee

        The Company has adopted a written Disclosure Policy and has formed a Disclosure Committee consisting of members of senior management (namely, Peter Allen and Russell Frederick) in order to oversee the Company's disclosure practices and generally regulate the manner in which the Company and its directors, officers, employees and other representatives interact with shareholders and other stakeholders, analysts and the public. The Company's Disclosure Policy has been established in accordance with relevant disclosure requirements set out in applicable Canadian securities legislation. The Disclosure Committee was formed in February 2007 and meets periodically on an as-needed basis throughout the year.

        A copy of the Company's Disclosure Committee Charter and Disclosure Policy is available on the Company's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Company's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

D.    Employees.

  Employees

        As of February 28, 2015 we had 268 full-time employees and contractors in comparison to 253 and 259 full time employees and contractors during the two previous year-end periods. A three year breakdown of our employees and contractors by main category of activity and geographic location is as follows:

Category of Activity	February 28, 2015	February 28, 2014	February 28, 2013	Geographic Location
General and administrative	20	18	20	Canada, China
Operations	55	44	46	Canada, Global
Research and development	127	134	136	Canada, China
Sales and marketing/customer support	66	57	57	North America, Europe, the Middle East, Asia, Africa, South America

Total	268	253	259

E.    Share Ownership.

        The following table sets forth information with respect to the beneficial ownership of our common shares as at May 21, 2015 by each of our directors and all our directors and executive officers as a group as at that date. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right.

Name of Director	Common Shares	Restricted Share Units

Claude Haw (Chair)(1)	10,000	20,000
Cesar Cessarato(1)	20,000	20,000
Lori O'Neill(1)	—	20,000
Robert Pons(2)	—	—

Name of Executive Officer	Common Shares

Peter Allen	458,662
Russell Frederick	107,502
Erik Boch	155,049
Barry Dahan	—
Dave Farrar	288,391

(1)
Restricted share units become exercisable on July 18, 2015.

(2)
Mr. Pons will not stand for re-election at the Meeting and his RSUs were terminated effective April 14, 2015 in connection with his resignation.

Outstanding Option-Based Awards for Directors as at February 28, 2015

        The following table sets forth all unexercised options outstanding as of February 28, 2015 for each director of the Company (other than Peter Allen and Russell Frederick (who was a director of the Company until June 20, 2014) whose unexercised options are reflected in the table titled "Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2015" below).

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the- money options as at February 28, 2015 (US$)(1)(2)

Claude Haw (Chair)	5,794	$2.15	July 18, 2019	Nil
	14,500	$2.24	May 8, 2018
	13,500	$2.94	July 11, 2017
	14,860	$6.04	June 15, 2015
	12,000	$6.77	May 11, 2016

Cesar Cesaratto	5,794	$2.15	July 18, 2019	Nil
	14,500	$2.24	May 8, 2018
	13,500	$2.94	July 11, 2017

Lori O'Neill	5,794	$2.15	July 18, 2019	Nil
	14,500	$2.80	June 13, 2018

Robert Pons(3)(4)	7,250	$1.68	May 14, 2015	Nil
	5,794	$2.15	May 14, 2015

Jean-Paul Cossart(5)	3,927	$2.24	May 8, 2018	Nil
	6,466	$2.94	July 11, 2017
	10,860	$6.04	June 15, 2015
	9,250	$6.77	May 11, 2016

(1)
The closing market price of the common shares on the Toronto Stock Exchange (the "TSX") on February 28, 2015 was CAD$1.11 per common share.

(2)
Foreign currency is translated at the closing rate for the 2015 fiscal year. CAD to USD is 0.7995 (1.2508).

(3)
Mr. Pons was a director until his resignation effective April 14, 2015 and he will not stand for re-election at the Meeting.

(4)
Subsequent to February 28, 2015, Mr. Pons resigned from the board, and his options expired on May 14, 2015.

(5)
Mr. Cossart was a director until June 20, 2014 as he did not stand for re-election at the annual general and special meeting of shareholders.

Outstanding Share-Based Awards for Directors as at February 28, 2015

        The following table sets forth all unexercised RSUs outstanding as of February 28, 2015 for each director of the Company.

Name of Director	Number of RSUs that have not vested	Market Value of RSUs that have not vested (CAD$)(2)	Market Value of vested RSUs not distributed

Claude Haw (Chair)	20,000	$22,220	Nil

Cesar Cesaratto	20,000	$22,220	Nil

Lori O'Neill	20,000	$22,220	Nil

Robert Pons(1)	20,000	$22,220	Nil

Jean-Paul Cossart(3)	Nil	Not applicable	Not applicable

(1)
Mr. Pons was a director until his resignation effective April 14, 2015 and he will not stand for re-election at the Meeting. His RSUs were terminated effective April 14, 2015 in connection with his resignation.

(2)
The market value of the RSUs is based on a closing price for the common shares on the TSX on February 27, 2015 of CAD$1.11.

(3)
Mr. Cossart was a director until June 20, 2014 as he did not stand for re-election at the annual general and special meeting of shareholders held on June 20, 2014.

Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2015

        The following table sets forth all unexercised options outstanding as of February 28, 2015 for each Named Executive Officer.

	Option-Based Awards				Share-Based Awards
Name of Executive Officer	Number of Common Shares underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options as at February 28, 2015 (US $)(1)(2)	Number of Common Shares that have not vested	Market value of share-based awards that have not vested as at February 28, 2015 ($)(1)(2)

Peter Allen	120,000	$1.21	November 19, 2018	Nil	Nil	Nil
	35,000	$2.07	October 9, 2018
	100,000	$2.15	July 21, 2019
	70,000	$2.24	May 8, 2018
	40,000	$2.94	July 11, 2017
	53,000	$6.04	June 15, 2015
	50,000	$6.77	May 11, 2016

Russell Frederick	70,000	$1.21	November 19, 2018	Nil	2,314	$2,054
	45,000	$2.07	October 9, 2018
	70,000	$2.15	July 21, 2019
	50,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016

Erik Boch	70,000	$1.21	November 19, 2018	Nil	Nil	Nil
	35,000	$2.07	October 9, 2018
	70,000	$2.15	July 21, 2019
	50,000	$2.24	May 8, 2018
	500	$2.73	September 18, 2017
	1,500	$2.73	October 31, 2017
	500	$2.93	June 27, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016

Barry Dahan	35,000	$1.21	November 19, 2018	Nil	Nil	Nil
	15,000	$2.07	October 9, 2018
	30,000	$2.15	July 21, 2019
	25,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	125,000	$9.36	April 5, 2015

Dave Farrar	70,000	$1.21	November 19, 2018	Nil	4,628	$4,107
	35,000	$2.07	October 9, 2018
	70,000	$2.15	July 21, 2019
	50,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016

(1)
The closing market price of the common shares on the TSX on February 28, 2015 was CAD$1.11 per common share.

(2)
Foreign currency is translated at the closing rate for the 2015 fiscal year. CAD to USD is 0.7995 (1.2508).

Share-Based Awards

Description of the Share Based Compensation Plan

        After a review of the Company's compensation policies in May 2014, the board of directors recommended that shareholders approve the Share Based Compensation Plan which replaced the Sixth Amended and Restated Key Employee Stock Option Plan (the "Old Option Plan"). This recommendation was made to bring the Company's compensation policies in line with trends in compensation practice, which includes a move away from stock options to other forms of equity-based compensation.

        The following disclosure is a summary of the Share Based Compensation Plan and is qualified in its entirety by reference to the Share Based Compensation Plan, a copy of which is set out in Appendix B to the Management Information Circular dated May 23, 2014 of the Company and filed under our profile on SEDAR at www.sedar.com on May 27, 2014, under the category "Management information circular – English". Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Based Compensation Plan. The following is not a comprehensive discussion of all of the terms and conditions of the Share Based Compensation Plan. Readers are advised to review the full text of the Share Based Compensation Plan to fully understand all terms and conditions of the plan.

        Subject to the adjustment provisions provided for in the Share Based Compensation Plan and the applicable rules and regulations of all regulatory authorities to which the Company is subject (including any stock exchange), the total number of common shares reserved for issuance pursuant to the Share Based Compensation Plan shall not exceed 10% of the issued and outstanding common shares, provided that the maximum number of Bonus Shares (as defined in the Share Based Compensation Plan) issued in any 12 month period shall not exceed 1.0% of the total number of issued and outstanding common shares (calculated on a non-diluted basis). Should the Company issue additional common shares in the future, the number of common shares issuable under the Share Based Compensation Plan will increase accordingly. For purposes of calculating the available pool of common shares for awards under the Share Based Compensation Plan, common shares issuable upon the exercise of options granted under the Old Option Plan that are currently outstanding will not be available for grant. However, the following will not be counted in calculating the available pool of common shares:

  (i)
  common shares issued pursuant to the exercise of options granted under the Share Based Compensation Plan, which shall be returned to the pool of common shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  (ii)
  common shares issued pursuant to the exercise of options granted under the Old Option Plan, which shall be returned to the pool of common shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  (iii)
  common shares issued pursuant to the settlement of vested awards, which shall be returned to the pool of common shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  (iv)
  Bonus Shares (as defined in the Share Based Compensation Plan);

  (v)
  common shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase pursuant to an option granted under the Share Based Compensation Plan, which shall be returned to the pool of common shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan; and

  (vi)
  common shares which by reason of the expiration without vesting of a performance based share unit ("PSU"), a RSU, or a deferred share unit ("DSU"), or by reason of the cancellation of a PSU, RSU or DSU are no longer subject to issuance, which shall be returned to the pool of common shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan.

        For purposes of the above, if an award entitles the holder to receive or purchase common shares, the number of common shares covered by such award or to which such award relates will be counted on the date of grant of such award against the aggregate number of common shares available for granting awards under the Share Based Compensation Plan.

        Common shares will not be deemed to have been issued pursuant to the Share Based Compensation Plan with respect to any portion of an award that is settled in cash.

        The Share Based Compensation Plan includes provision for granting of PSUs, RSUs, DSUs, Bonus Shares (as defined in the Share Based Compensation Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion.

        As of the date of this Annual Report, options to purchase 1,026,482 common shares (representing approximately 1.36% of the issued and outstanding common shares at the date of this Annual Report) are outstanding under the Share Based Compensation Plan, 60,000 RSUs are outstanding under the Share Based Compensation Plan and 3,638,085 common shares (representing approximately 4.83% of the issued and outstanding common shares at the date of this Annual Report) are available for future grants under the Share Based Compensation Plan. Should the Company issue additional common shares in the future, the number of common shares issuable under the Share Based Compensation Plan will increase accordingly.

        All awards granted pursuant to the Share Based Compensation Plan will be subject to all statutory tax withholdings under applicable tax laws.

        PSUs.    PSUs are performance based share units which are granted to participants in the Share Based Compensation Plan based on either individual and corporate performance criteria, or a combination thereof. Performance objectives are established at the beginning of each fiscal year and the participant is awarded a number of share units based on measured performance against these objectives at the end of the year. The share units are paid out to the participant at some later date but no later than three years from the year in which the PSUs were granted. Subject to the terms of any applicable grant, non-vested PSUs are forfeited if the participant voluntarily leaves his or her employment with the Company.

        The Company believes that PSUs will provide it with a transparent and objective tool for rewarding performance, while providing participants with a defined incentive award.

        RSUs.    RSUs are share units which are granted to participants which vest over time. RSUs may, at the discretion of the board or the Compensation Committee, include performance objectives. The share units are paid out to the participant at some later date but no later than three years from the year in which the RSUs were granted. Subject to the terms of any applicable grant, non-vested RSUs are forfeited if the participant voluntarily leaves his or her employment with the Company.

        DSUs.    The Share Based Compensation Plan also makes provision for the use of DSUs as payment of directors' fees. A DSU is a notional share that has the same value as one common share. Under the proposed plan, directors may choose, with the consent of the Company, and subject to restrictions and procedures imposed by applicable law, to take all or part of their fees in DSUs.

        DSUs may be paid out to directors as common shares in the Company or in cash, at the discretion of the board, when they retire from the board. Subject to compliance with applicable tax laws, a retiring director may be able to defer the payment of such awards and decide to receive all or a portion of the cash payout the following year. The Company believes that the use of DSUs can have the advantage of encouraging higher levels of share ownership by the directors, thereby aligning their interests more closely with that of the Company while also preserving cash for the Company.

        Bonus Shares.    The Share Based Compensation Plan permits common shares to be issued as a discretionary bonus to participants. The maximum number of common shares issued as Bonus Shares in any 12 month period cannot exceed 1.0% of the total number of issued and outstanding common shares (calculated on a non-diluted basis).

        Administration.    Under the Share Based Compensation Plan, the board may, at any time, appoint a committee to, among other things, interpret, administer and implement the Share Based Compensation Plan on behalf of the board of directors in accordance with such terms and conditions as the board may prescribe, consistent with the Share Based Compensation Plan. The Compensation Committee administers the Share Based Compensation Plan.

        Eligible Persons.    Under the Share Based Compensation Plan, awards may be granted to any Non-Employee Director, Officer, Employee or Consultant (all as defined in the Share Based Compensation Plan), or any of its Related Entities (as defined in the Share Based Compensation Plan). As used in this summary and the Share Based Compensation Plan, a participant is an eligible person to whom an award has been granted under the Share Based Compensation Plan. With regard to options granted to participants who are subject to the tax rules imposed by the United States Internal Revenue Code of 1986, as amended (the "IRC"), the options may be either "incentive stock options" (as defined in Section 422 of the IRC or "nonstatutory stock options." Under the IRC, the maximum number of options which can first become eligible to be exercised in any calendar year is limited to U.S. $100,000 (based on the fair market value of the common shares on the date of grant). Any amount in excess of this figure will be non-statutory stock options.

        Exercise Price of Options.    The exercise price per common share for options is fixed by the Compensation Committee but under no circumstances can the exercise price at the time of the grant be less than the fair market value of the common shares determined in accordance with the terms of the Share Based Compensation Plan. The exercise price of "incentive stock options" (as defined in Section 422 of the IRC) granted to shareholders owning 10% or more of the Company must equal 110% of the fair market value of the common shares on the date of grant.

        Term of Options.    Subject to certain extensions in the case of a blackout period, the term of options granted will be determined by the board or the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be the earlier of: (i) the date which is the 10th anniversary of the date on which such option is granted; and (ii) the last date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject. Any "incentive stock option" (as defined in Section 422 of the IRC) granted to a 10% shareholder in the preceding paragraph may have a maximum term of only five years.

        If the term of any options granted pursuant to the Share Based Compensation Plan is scheduled to expire: (i) at a time when the holder of the option is subject to restrictions on trading of securities of the Company under a trading "blackout" established by the Company (pursuant to the disclosure policy of the Company then in effect or otherwise) or pursuant to any lock-up agreement or other similar trading restriction (a "Blackout Period"); or (ii) within ten business days after the termination of a Blackout Period, the terms of the option will, notwithstanding the scheduled expiry date of the term of such Option, expire as of the date that is ten business days following the end of the applicable Blackout Period (the "Revised Expiry Date") and shall continue to be exercisable, convertible or otherwise remain outstanding for the benefit of the holder, as applicable, at any time up to the applicable time on the Revised Expiry Date.

        Limit on Incentive Stock Option Awards.    The maximum number of common shares issuable upon the exercise of "incentive stock options" (as defined in Section 422 of the IRC) under the Share Based Compensation Plan is 2,100,000.

        Vesting of PSUs and RSUs.    The board or the Compensation Committee may determine the vesting schedule of any PSU or RSU at the time of grant. PSUs vest based on performance criteria as determined by the board or Compensation Committee. RSUs generally vest in three annual increments. Subject to the terms of any applicable grant in the event that the participant terminates employment with the Company or its subsidiaries by reason of Eligible Retirement (as defined in the Share Based Compensation Plan), death or total disability (as determined by the Compensation Committee in good faith) (each an "Accelerated Vesting Event"), the non-vested PSU or RSU will: (i) in the case of Eligible Retirement or death being the Accelerated Vesting Event, immediately become 100% vested, or (ii) in the case of total disability being the Accelerated Vesting Event, vest on the sixtieth (60th) day following the participant's termination.

        Subject to the terms of any applicable grant if the participant terminates employment with the Company and its subsidiaries for any reason other than such Eligible Retirement, total disability or death or termination without cause, any non-vested PSUs and/or RSUs granted thereunder will be immediately cancelled without liability or compensation therefor and be of no further force and effect. For clarity, where the participant voluntarily terminates his/her employment with the Company or is otherwise terminated by the Company for cause, all non-vested PSUs and RSUs of the participant shall be immediately cancelled without compensation or liability therefor and be of no further force and effect.

        In the case of termination without cause, all unvested PSUs and RSUs immediately become 100% vested on the termination date.

        Settlement of Vested Units.    Payment to the participant in respect of vested RSUs or PSUs will be as soon as practicable following the date on which the RSUs or PSUs become vested; provided that the settlement date shall not be later than the third anniversary of the date of grant and all payments in respect of vested units in the participant's notional account maintained by the Company shall be paid in full on or before December 31 of the same calendar year.

        Vesting of DSUs.    Subject to the vesting provisions otherwise stipulated by the board or the Compensation Committee, where a participant is terminated for cause or where a non-employee director resigns or is otherwise removed as a result of losing his/her eligibility to serve on the board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Compensation Committee, all unvested DSUs in the participant's notional account maintained by the Company shall be immediately cancelled without liability or compensation therefor and be of no further force and effect (unless otherwise determined by the Compensation Committee).

        Assignability.    Awards granted under the Share Based Compensation Plan are non-transferable and non-assignable to anyone other than to the estate of a participant in the event of death and then only in accordance with the terms of the Share Based Compensation Plan.

        Termination Provisions.    Subject to the terms of the Share Based Compensation Plan and any particular award granted under such plan, the following table describes the impact of certain events upon the rights of holders under the Share Based Compensation Plan. See also the discussion above under "Part I – Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share-Based Awards – Description of the Share Based Compensation Plan – Vesting of PSUs and RSUs" and "– Vesting of DSUs".

Event	Effect on Award

Termination without cause of an Employee, Officer, or Non-Employee Director	Any options held at the date of the event shall be exercisable until the earlier of 30 days after the date of the event and the date on which the particular option otherwise expires.

Eligible Retirement	Vested options may be exercised until the earlier of 30 days after the date of the event or the date on which the option otherwise expires.

Death of an Employee, Non-Employee Director or Consultant	Any non-vested portion of any outstanding award shall immediately terminate and no further vesting shall occur.
Any vested option shall expire upon the earlier of the expiry date of the award or 120 days after the date of the event.

Event	Effect on Award

Disability of an Employee, Officer, or Non-Employee Director	Any non-vested portion of any outstanding award shall immediately terminate and no further vesting shall occur.
Any vested option shall expire upon the earlier of the expiry date of the award or 30 days after the date of the event.

Termination for cause of an Employee, Officer or Non-Employee Director	Any non-vested award granted outstanding on date of the event and all rights thereunder shall terminate and no further vesting shall occur.

Resignation of an Employee or Officer	Any options held that are exercisable at the date of the event shall be exercisable until the earlier of 30 days after the date of the event or the date on which the option otherwise expires.

Termination for cause, breach of fiduciary duty or for retirement which is not Eligible Retirement	Any options held at the event date, whether or not exercisable on the date of the event, immediately expire and are cancelled on such date at a time determined by the Granting Authority, in its sole discretion.

        Procedure for Amending.    The Share Based Compensation Plan may be amended, altered or discontinued by the board at any time, subject to obtaining any necessary approval of any applicable regulatory authority including, any rules imposed by any stock exchange or other quotation system upon which the common shares are traded, and to the extent otherwise imposed by applicable law and/or the rules of such stock exchange or other quotation system, and such amendment, alteration, or discontinuance shall be subject to the approval of the shareholders in accordance with the rules, regulations and policies of any applicable stock exchange at a duly constituted meeting of shareholders of the Company. In addition to the extent necessary or desirable to comply with applicable law or any rules imposed by any stock exchange or quotation system upon which the common shares are traded, the Share Based Compensation Plan shall be subject to the re-approval of shareholders of the Company pursuant to a duly authorized meeting of shareholders held no later than June 20, 2024.

        Other Material Information.    Appropriate adjustments to the Share Based Compensation Plan and to awards granted thereunder will be made by the Company to give effect to adjustments in the number and type of common shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of common shares, payment of share dividends or other prescribed changes in the Company's capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a Change of Control, the board or the Compensation Committee may, subject to the terms of any applicable grant, take any action with respect to outstanding awards that it deems necessary or desirable, including the acceleration of any vesting provisions.

        The Share Based Compensation Plan does not limit participation by insiders or provide for a maximum number of shares that may be issued to any one participant in the Share Based Compensation Plan.

Description of the Old Option Plan

        Since the approval of the Share Based Compensation Plan at the annual general and special meeting of shareholders held on June 20, 2014, no further options have been granted under the Old Option Plan but the options granted under the Old Option Plan will continue to be governed by the terms of the Old Option Plan. As of the date of this Annual Report, options to purchase 2,806,010 common shares (representing approximately 3.73% of the issued and outstanding common shares at the date of this Annual Report) are outstanding under the Old Option Plan. No future grants will be made under the Old Option Plan.

        The Old Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Company or its related entities (which includes any individual or company that controls or is controlled by the Company, or that is controlled by the same person or company that controls the Company), and to advance the Company's interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Company.

        The Old Option Plan is administered by the Compensation Committee, or if a Compensation Committee is not appointed, by the board (in either case, the "Plan Administrator").

        Under the Old Option Plan, unless otherwise determined by the board, options vest as to 25% on the first anniversary of the date of grant and thereafter, as to 1/36th of the remaining 75% of the optioned shares on the last day of each month, such that the option is fully vested on that date which is four years from the date of the grant.

        No option granted under the Old Option Plan shall extend for a period longer than seven years from the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Old Option Plan, in accordance with the terms of the option. The Old Option Plan contains provisions governing the termination of options in the event of a termination of employment or service of a director, officer, consultant or employee. In such circumstances, unvested options terminate immediately. Vested options expire 120 days after the death of the participant or 30 days after the termination of the participant's service "without cause" or by reason of voluntary resignation (or earlier if the option was otherwise due to expire). In the case of termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Company or consulting arrangement with the Company, vested options terminate immediately.

        If an option expires (other than an expiry by reason of the termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Company or consulting arrangement with the Company) during or within ten days after a period during which a participant is prohibited from exercising options pursuant to the Company's insider trading policy, as in effect from time to time (a "Black Out Period"), the participant may elect for the term of such option to be extended to the date which is ten business days after the last day of the Black Out Period; provided that the expiration date as extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

        In the event of a "Corporate Event" (as defined below), the board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants, provide for: (a) the continuation or assumption of outstanding options by or to the successor to all or substantially all of the assets or capital shares of the Company, or any other successor of the business of the Company as determined by the board (the "Acquirer"); (b) the substitution of options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of options and, in the case of outstanding options the right to exercise such options, to a date prior to or on the date of the Corporate Event, and the expiration of outstanding options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the board; (e) the cancellation of all or any portion of the outstanding options by a cash payment and/or other consideration receivable by the holders of common shares as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the board), on the date of the Corporate Event, over the exercise price of the common shares subject to the outstanding options or portion thereof being cancelled; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. A "Corporate Event" is defined as: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Company with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Company with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding common shares; (iii) the sale of all or substantially all of the assets of the Company; or (iv) any other acquisition of the business of the Company as determined by the board.

        The Old Option Plan contains additional restrictions that are only applicable to options which are characterized as "incentive stock options" for the purposes of the IRC. In the case of incentive stock option grants to holders of 10% or more of the common shares, the exercise price of such incentive stock options must be not less than 110% of the fair market value of the common shares (provided that such fair market value shall not be less than the 5-day volume weighted trading price on the date of grant).

        Except in the case of death of an optionee or in accordance with the applicable law, options are not assignable without the consent of the Company, provided that with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, allow options, other than incentive stock options, to be transferred or assigned to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA).

        Amendments to the Old Option Plan generally require the consent of the TSX and the shareholders of the Company given at a duly constituted meeting. However, the following amendments to the Old Option Plan may be made by the board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Old Option Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Old Option Plan or to correct or supplement any provision of the Old Option Plan that is inconsistent with any other provision of the Old Option Plan; (b) suspension or termination of the Old Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements; (d) amendments respecting administration of the Old Option Plan; (e) any amendment to the definition of "Consultant", "Officer", "Director" or "Employee" therein or otherwise relating to the eligibility of any service provider of the Company or a related entity to receive an award under the Old Option Plan; (f) changes to the vesting provisions for any outstanding option, except with respect to awards held by any insider; (g) amendments to the termination provisions of the Old Option Plan or any outstanding option, provided no such amendment may result in an extension of any outstanding option held by an insider beyond its original expiry date; (h) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Company; (i) amendments to permit options granted under the Old Option Plan to be transferable or assignable for estate settlement purposes; (j) amendments necessary to qualify any or all incentive stock options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the IRC; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        Shareholder approval is required for the following types of amendments of the Old Option Plan: (i) amendments to the number of common shares issuable under the Old Option Plan, including an increase to a maximum percentage of common shares or a change from a maximum percentage of common shares to a fixed maximum number of common shares; (ii) amendments to the limitations on grants of options to Non-Executive Directors; (iii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price), or (B) extending the term of an option; (iv) amendments to permit options to be transferable or assignable other than for estate settlement purposes; (v) amendments to the amendment section of the Old Option Plan; and (vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). In the event of any conflict between subsections (a) to (k) in the preceding paragraph and subsections (i) to (vi) in this paragraph, subsections (i) to (vi) shall prevail to the extent of the conflict. Further, except in certain limited circumstances, in no event may the board alter or impair any rights or increase any obligations with respect to any option previously granted without the consent of the optionee.

ESPP

        The ESPP was established on July 17, 2008 (the "Effective Date") following approval of the ESPP at the Company's 2008 annual and special meeting of shareholders.

        The ESPP is open for participation to all employees (including directors and officers who are under a permanent full-time or part-time contract of employment with the Company) of the Company and any subsidiary subject to certain provisions contained within the ESPP.

Summary of ESPP

        Pursuant to the ESPP, 500,000 common shares (approximately 0.66% of the 75,305,768 issued and outstanding common shares on the Record Date) are reserved for issuance under the ESPP. All common shares purchased or issued pursuant to the ESPP come from the treasury of the Company.

        The board has full power and authority to administer the ESPP on behalf of the Company, including the power and authority to delegate the administration of the ESPP to the Compensation Committee. The board determines questions of interpretation or application of the ESPP and its decisions are final and binding on all participants. board members receive no additional compensation for their services in administering the ESPP.

        Eligible employees become participants in the ESPP by delivering to the Company an election to purchase shares prior to the commencement of the applicable purchase period. Each participant contributes to the ESPP, at the participant's option, an amount equal to or between the following minimum and maximum amounts (in whole percentages): a minimum of one percent (1%) of the participant's basic compensation, and a maximum of ten percent (10%) of the participant's basic compensation. The contributions are made through payroll deductions at the end of each employee's bi-weekly or monthly pay period, as applicable. The Company, as agent of the participant, makes such deductions and pays the participant's contribution to the Administrator (as such term is defined in the ESPP).

        On the last business day of each month, the Administrator purchases common shares from the Company based on the contributions received from each participant during the preceding month (the "Participant Shares"). The purchase price of the Participant Shares is the volume weighted average closing trading price of the common shares on the TSX for the five trading days immediately preceding the last business day of such month. The Administrator deposits the Participant Shares into an account in the name of the participant and holds such shares on behalf of such participant.

        The Company matches a portion of each employee's participation in the ESPP by issuing additional common shares to each participant (through the Administrator). Specifically, on the last business day of each month, the Company issues to the Administrator that number of common shares (the "Matching Shares") equal to twenty-five percent (25%) of the aggregate number of Participant Shares purchased by the Administrator on behalf of the participants for such month for each participant. The Matching Shares are deposited into a trust account by the Administrator on behalf of the Company.

        The Participant Shares purchased on behalf of each participant vest immediately to the benefit of such participant. Subject to provisions in the ESPP relating to a change in control of the Company, the Matching Shares vest one year from the date of issuance of such Matching Shares.

        In the event of a change of control of the Company, the board, in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants in the ESPP, provide for: (a) the continuation of the vesting period with regard to any unvested Matching Shares; (b) the substitution of any unvested Matching Shares for shares of the acquirer; (c) the substitution of any unvested Matching Shares with a cash incentive program of the acquirer; (d) the acceleration of the vesting period to a date prior to or on the date of the change of control; (e) the cancellation of all or any portion of any unvested Matching Shares by a cash payment and/or other consideration receivable by the holders of any unvested Matching Shares as a result of the change in control equal to the market price of the unvested Matching Shares on the date of the change of control; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances.

        Upon the termination of employment of any participant for any reason, any unvested Matching Shares held by the Administrator for such participant are forfeited by such participant. A participant whose employment is terminated for any reason other than death must withdraw or otherwise transfer all of their Participant Shares and vested Matching Shares in such participant's account within ninety (90) days of such termination of employment. The participant may also request that the Administrator sell the Participant Shares and vested

Matching Shares in the participant's account and distribute the cash proceeds to the participant. In the event of the death of a participant, the Participant Shares and vested Matching Shares in such participant's account are distributed to such participant's estate in accordance with the instructions of such participant's legal representative. Such distribution may take the form of a distribution of the cash realized from the sale of such Participant Shares and vested Matching Shares by the Administrator if so requested by the legal representative of the participant's estate.

        The Company reserves the right to discontinue use of payroll deductions at any time such action is deemed advisable. The ESPP will terminate on the date which is ten (10) years from the Effective Date (as such term is defined in the ESPP), unless earlier terminated by the board. No right or interest of any participant in or under the ESPP may be assigned by such participant.

        No common shares are issuable under the ESPP at any time to any Insider (as such term is defined in the ESPP) if such issuance, together with all of the Company's previously established or proposed Share Compensation Arrangements (as such term is defined in the ESPP), including the ESPP, could result, at any time, in: (i) the number of common shares issued to Insiders pursuant to the ESPP, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the issued and outstanding common shares; or (ii) the number of common shares issuable to Insiders at any time pursuant to the ESPP and all such other Share Compensation Arrangements exceeding ten percent (10%) of the issued and outstanding common shares.

        Amendments to the ESPP generally require the consent of the TSX and the shareholders of the Company given at a duly constituted meeting. However, the following amendments to the ESPP may be made by the board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the ESPP, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; (b) suspension or termination of the ESPP; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the ESPP; (e) any amendment to the definition of "Employee" in the ESPP; (f) any amendment to the definition of "Subsidiary" in the ESPP and the consequential amendments to Appendix "B" of the ESPP; (g) changes to the vesting provisions for any outstanding Unvested Matching Shares (as defined in the ESPP); (h) amendments to the participant contribution provisions of the ESPP; (i) amendments to the withdrawal and suspension provisions of the ESPP; (j) amendments to the number or percentage of Matching Shares contributed by the Company; (k) amendments to the termination provisions of the ESPP; (l) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Company; and (m) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        Shareholder approval will be required for the following types of amendments of the ESPP: (a) amendments to the number of common shares issuable under the ESPP, including an increase to the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage; and (b) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

ITEM 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

        The common shares are the only class of shares of the Company authorized and, therefore, the only shares eligible to vote. To our knowledge, there is only one person who beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 75,305,768 shares outstanding at May 13, 2015.

Name	Number of Common Shares	Percentage of Outstanding Common Shares

Timothy J. McDonald	7,310,100	9.71%

B.    Related Party Transactions.

        The Company purchased repair services from a network repair company which has a member who serves on both companies' board of directors. During the years ended February 28, 2015 and 2014 the Company paid a nominal amount and $0.1 million respectively, relating to the purchase of services from this repair facility.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Interests of management and others in material transactions

        No person or company, for which we are required under National Instrument 51-102 – Continuous Disclosure Obligations to disclose such information, has any material interest, direct or indirect, in any transaction completed in the three most recently completed financial years or the current financial year that has or is reasonably expected to materially affect us.

C.    Interests of Experts and Counsel.

        Not applicable.

ITEM 8.    Financial Information.

A.    Consolidated Financial Statements and Other Financial Information.

        See "Part III – Item 18. Financial Statements" for a list of all financial statements filed as part of this Annual Report.

Export Sales

        During the year ended February 28, 2015, our sales to end users located outside of Canada amounted to $153.4 million, or 97% of our $157.8 million revenues for this year.

Legal proceedings

        It is common in our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms or litigation arising out of intellectual property claims could materially adversely affect our business. For the fiscal year ended February 28, 2015 and as of the date of this Annual Report, we are not party to any litigation that we believe is material to our business.

Dividends

        We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and other factors that our board of directors deems relevant. There are no restrictions in our articles preventing us from declaring dividends or paying dividends to our shareholders. However, our debt facilities with Comerica Bank and Export Development Canada contain covenants restricting our ability to make payments of dividends on our common shares. We have not paid any dividends during our last three financial years.

ITEM 9.    The Offer and Listing.

Trading Price and Volume

        Our common shares are publicly traded on the TSX under the symbol "DWI". Trading of the common shares on the TSX commenced with the closing of our initial public offering on April 19, 2007. Our common shares are also traded on the NASDAQ Global Select Market under the symbol "DRWI". Trading of our common shares on NASDAQ commenced on October 15, 2009.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        The ranges of our common shares on the TSX and NASDAQ for the annual high and low market prices during the five most recent full financial years ended February 28/29 are as follows:

	DWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ
Annual	High	Low	High	Low

2011	12.97	4.50	12.45	4.40
2012	8.47	2.86	8.75	2.70
2013	4.50	1.70	4.57	1.75
2014	3.68	1.13	3.58	1.08
2015	2.75	0.99	2.55	0.78

        The ranges of our common shares on the TSX and NASDAQ for the quarterly high and low market prices during the two most recent full financial years ended February 28 are as follows:

	DWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ
	High	Low	High	Low

Quarterly 2014
First Quarter	3.09	1.38	3.02	1.37
Second Quarter	3.68	2.47	3.58	2.38
Third Quarter	3.05	1.13	2.93	1.08
Fourth Quarter	2.17	1.24	1.99	1.16
Quarterly 2015
First Quarter	1.87	1.20	1.69	1.10
Second Quarter	2.75	1.30	2.55	1.20
Third Quarter	1.66	1.00	1.53	0.88
Fourth Quarter	1.37	0.99	1.18	0.78

        The volume of trading and price ranges of our common shares on the TSX and NASDAQ for the last twelve months of the fiscal year ending February 28, 2015 are set out in the following table:

	DWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ

Month	Price Range (CAD)	Average Daily Volume	Price Range (USD)	Average Daily Volume

March 2014	1.48 – 1.74	40,776	1.37 – 1.64	340,062

April 2014	1.35 – 1.53	28,355	1.25 – 1.43	160,853

May 2014	1.20 – 1.47	54,056	1.10 – 1.40	359,379

June 2014	1.30 – 2.11	173,135	1.22 – 2.10	1,476,620

July 2014	1.58 – 2.44	299,349	1.48 – 2.37	1,334,994

	DWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ

Month	Price Range (CAD)	Average Daily Volume	Price Range (USD)	Average Daily Volume

August 2014	1.49 – 1.60	129,911	1.38 – 1.52	558,079

September 2014	1.27 – 1.57	82,511	1.14 – 1.44	434,398

October 2014	1.01 – 1.37	86,206	0.95 – 1.30	621,214

November 2014	1.00 – 1.17	76,160	0.89 – 1.12	443,273

December 2014	1.05 – 1.28	81,026	0.92 – 1.14	453,636

January 2015	1.02 – 1.19	38,909	0.80 – 1.04	300,409

February 2015	0.99 – 1.15	62,900	0.80 – 0.95	219,357

ITEM 10.    Additional Information.

A.    Share Capital.

        Not applicable.

B.    Memorandum and Articles of Association

Articles of Incorporation and By-laws

        The Company's Articles of Incorporation are on file with Corporations Canada under Corporation Number 351766-7. Our Articles of Incorporation and by-laws do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Directors

        A director of our Company need not be a shareholder. In accordance with our by-laws and the CBCA, at least 25% of our directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither our Articles of Incorporation or by-laws, nor the CBCA, impose any mandatory retirement requirements for directors.

        Our by-laws and the CBCA authorize the directors from time to time to determine the remuneration for their services. There is no requirement for an independent quorum.

        A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the CBCA The CBCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

  •
  relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

  •
  is for indemnity or insurance for director's liability as permitted by the CBCA; or

  •
  is with an affiliate.

        Our board of directors may, on behalf of the Company and without authorization of our shareholders:

  •
  borrow money upon the credit of the Company;

  •
  issue, reissue, sell or pledge debt obligations of the Company;

  •
  give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

  •
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

        These borrowing powers may be varied by the Company's by-laws or its Articles of Incorporation. However, our by-laws and Articles of Incorporation do not contain any restrictions on or variations of these borrowing powers.

Common Shares

        Our Articles of Incorporation authorize the issuance of an unlimited number of common shares. They do not authorize the issuance of any other class of shares.

        The holders of the common shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of our Company. Our directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

        The Company may from time to time pay dividends on the issued and outstanding common shares in the capital of the Company, as and when declared by our board of directors, from any assets properly applicable to the payment of dividends. The Company may pay a dividend by issuing fully paid common shares of the Company and, subject to the foregoing, the Company may pay a dividend in money or property. The board of directors shall not declare and the Company shall not pay a dividend if there are reasonable grounds for believing that: (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.

        In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the prior rights of any other class of shares ranking senior to the common shares, the holders of common shares shall be entitled to receive the remaining assets of the Company. The Company has not issued any shares which rank senior to the common shares.

        There are no redemption provisions and no liability for further capital calls associated with the Company's common shares.

Actions Necessary to Change Rights of Shareholders

        In order to change the rights of our shareholders, we would need to amend our Articles of Incorporation to effect the change. Such an amendment would require the affirmative vote of holders of two-thirds of the shares cast at a duly called special meeting of shareholders. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled to dissent in respect of such a resolution amending our articles and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

        An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time. A quorum at any meeting of shareholders shall be persons present not being less than two in number and holding or representing more than twenty-five percent (25%) of the total number of issued and outstanding common shares of the Company.

        Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 60 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting.

        The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on Right to Own Securities

        There is no limitation imposed by the laws of Canada or by the by-laws or Articles of Incorporation of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act. The Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadian.

Change of Control

        There are no provisions in our by-laws or Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. Our by-laws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

C.    Material Contracts

        The Original Master Acquisition Agreement is a material contract which was entered into in the financial year ended February 29, 2012, and, as noted above, this agreement has been superseded and replaced by the Amended and Restated Master Acquisition Agreement, particulars of which are set out above under "Part I – Item 4. Information on the Company – A. History & Business Developments – Mergers & Acquisitions and Joint Ventures".

        There are no other material contracts which were entered into in the financial year ended February 28, 2015, or before the financial year ended February 28, 2015 which are still in effect as of the date of this Annual Report, other than those not required to be disclosed under applicable securities laws.

D.    Exchange Controls.

        There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E.    Taxation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENTS OF CANADA

        The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder, (1) is not, and is not deemed to be, resident in Canada; (2) does not use or hold, and is not deemed to use or hold, the common shares in a business carried on in Canada; (3) deals at arm's length with us; (4) is not affiliated with us or a subsequent purchaser of the common shares; and (5) holds the common shares as capital property (a "Non-Resident Holder"). Generally, the common shares will be capital property to a Non-Resident Holder provided the Non-Resident Holder does not acquire or hold those common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

        This summary is based on the current provisions of the Tax Act, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to A Non-Resident Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Non-Resident Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Resident Holder may be affected by fluctuations in exchange rates.

Dividends

        Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by us will be subject to Canadian withholding tax at the rate of 25 per cent of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15 per cent.

Dispositions

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of our common shares, unless the common share is or is deemed to be "taxable Canadian property" to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

        Generally, provided the common shares are listed on a "designated stock exchange" as (defined in the Tax Act) (which includes the TSX and NASDAQ) at the time of disposition, the common shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition:(i)(a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) the Non-Resident Holder together with such persons, owned 25% or more of our common shares, and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) "Canadian resources properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law rights in, property described in (a) to (c), whether or not such property exists. Notwithstanding the foregoing, our common shares may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose common shares constitute taxable Canadian property should consult with their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

        This section describes the material United States federal income tax considerations of the acquisition, ownership and disposition of our common shares. This summary addresses only persons or entities that are "U.S. holders" (as defined below). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder arising from or relating to the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. federal income tax consequences to such U.S. holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Code (as defined below). Each U.S. holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

        This section does not apply to you if you are a member of a class of holders subject to special rules, including, but not limited to:

  •
  U.S. holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  •
  U.S. holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

  •
  U.S. holders that are dealers in securities or currencies or U.S. holders that are traders in securities that elect to apply a mark-to-market accounting method;

  •
  U.S. holders that have a "functional currency" other than the U.S. dollar;

  •
  U.S. holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

  •
  U.S. holders who use common shares as security for a loan;

  •
  U.S. holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

  •
  U.S. holders that hold common shares other than as capital assets within the meaning of Section 1221 of the Code;

  •
  U.S. expatriates or former residents of the U.S.; and

  •
  U.S. holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary is not binding upon the Internal Revenue Service (the "IRS") and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or a U.S. court.

        If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common shares, the United States federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding our common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in our common shares.

        You are a U.S. holder if you are a beneficial owner of a common share and you are:

  •
  an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more United States persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        The United States federal income tax consequences of the acquisition, ownership and disposition of our common shares can be very complex and, in certain cases, uncertain or potentially unfavorable to a U.S. holder. Accordingly, each prospective investor considering an acquisition of, or who acquires common shares is strongly urged to consult its own tax advisor with respect to the United States federal, state or local income and alternative minimum tax, United States federal estate or gift, or foreign tax consequences of such acquisition, ownership and disposition of common shares in light of its own particular facts and circumstances.

U.S. Holders

Taxation of Distributions

        Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if you are a U.S. holder, a distribution of cash, if any, paid on a common share, including a constructive distribution, generally will be included in your gross income as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of our current or accumulated "earnings and profits" (as computed under United States federal income tax rules).

        If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 23.8% (including the 3.8% tax on net investment income discussed below) provided that you hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our common shares should be qualified dividend income provided that we are not a PFIC in the year the dividend is paid or the previous taxable year.

        You must include any Canadian tax withheld from the dividend payment in this gross amount even though you do not in fact receive the withheld amount. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

        To the extent that a distribution paid on our common shares is in excess of our current and accumulated "earnings and profits" (as determined for U.S. federal income tax purposes), such distribution generally will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our common shares, with any excess treated as a gain from the sale or exchange of the Shares.

        A U.S. holder that pays (whether directly or through withholding) Canadian income tax with respect to distributions by us generally will be entitled, at the election of such U.S. holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. holder's U.S. federal income tax liability that such U.S. holder's "foreign source" taxable income bears to such U.S. holder's worldwide taxable income. In applying this limitation, a U.S. holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate.

        For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive category" or "general category" income for purposes of computing the foreign tax credit allowable to you. However, the amount of a distribution with respect to our common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. holder. The foreign tax credit rules are complex, and each U.S. holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Taxation of Sale, Exchange or other Taxable Disposition

        Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your tax basis, determined in United States dollars, in your common shares. Any such gain or loss will be capital gain or loss if our common shares are held by you as capital assets. Any such gain or loss generally will be United States source income or loss for purposes of applying the United States foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Convention and such U.S. holder elects to treat such gain as "foreign source." Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 23.8% (including the 3.8% tax on net investment income discussed below) where the U.S. holder has a holding period greater than one year. Deductions for capital losses are subject to limitations.

PFIC Rules

        If we are considered to be a PFIC, as that term is defined in Section 1297 of the Code, at any time during a U.S. holder's holding period, the following sections will generally describe the United States federal income tax consequences to a U.S. holder in relation to the acquisition, ownership and disposition of common shares.

        We generally will be regarded as a PFIC for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of our gross income for such taxable year is passive income or (ii) on the basis of a quarterly average, 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. If a foreign corporation (such as DragonWave) owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests described above as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. In addition, under certain attribution rules, if we are a PFIC, U.S. holders will be deemed to own their proportionate share of the our subsidiaries which are PFICs (such subsidiaries referred to as "Subsidiary PFICs"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

        PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that we have never been and will not become a PFIC for any taxable year during which U.S. holders hold common shares.

        In any given taxable year for which we are classified as a PFIC, during which a U.S. holder holds common shares, a U.S. holder would be subject to increased tax liability (possibly including a non-deductible interest charge) upon the sale or other disposition of our common shares or upon the receipt of certain distributions treated as "excess distributions," unless such U.S. holder elects to be taxed currently, by making a Mark-to-Market or a Qualified Electing Fund ("QEF") Election. An excess distribution generally would be any distribution to a U.S. holder with respect to common shares during a single taxable year over 125% of the average annual distributions received by such U.S. holder with respect to our common shares during the three preceding taxable years or, if shorter, during such U.S. holder's holding period for our common shares. In addition, certain special, generally adverse rules would apply to our common shares if we are a PFIC. For example, under certain proposed Treasury regulations, a "disposition" for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. In addition, if we are treated as a PFIC, dividends paid by us will not be eligible for taxation at the preferential tax rates described above under the heading "Taxation of Distributions".

        If a U.S. holder owns our common shares during any year in which we are a PFIC, such U.S. holder must also file IRS Form 8621 regardless of whether such holder makes a Mark-to-Market or QEF Election.

        Under the PFIC rules:

  •
  the gain or excess distribution will be allocated ratably over the applicable holding period for your common shares;

  •
  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year. A U.S. holder that is not a corporation must treat such interest as non-deductible personal interest.

        If we were a PFIC, a U.S. holder might be able to make a Mark-to-Market Election with respect to our common shares to mitigate some of these adverse tax consequences. A U.S. holder that holds stock of a PFIC generally may make a Mark-to-Market Election with respect to its stock if the stock constitutes "marketable stock". Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a U.S. or non-U.S. exchange or other market that the U.S. Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the Mark-to-Market Election. The common shares should constitute marketable stock with respect to which a Mark-to-Market Election could be made. In such case, a U.S. holder would generally include as ordinary income or loss the difference between the fair market value of our common shares at the end of the taxable year and the adjusted tax basis of our common shares (but loss could only be included to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). If a U.S. holder made the election, the U.S. holder's tax basis in our common shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares would be treated as ordinary income. A U.S. holder should consult their own tax advisors regarding the availability and advisability of making a Mark-to-Market Election with respect to our common shares in their particular circumstances in the event the Company is or becomes a PFIC. A Mark-to-Market Election would not be available for any Subsidiary PFIC.

        The QEF Election, if available, generally would allow a U.S. holder to avoid the consequences of the PFIC rules but would require such holder to include its pro rata share of the Company's ordinary income and net capital gain in income currently, whether or not distributed. However, the Company does not intend to provide

U.S. holders with such information as may be required to make a QEF Election effective in the event it is a PFIC.

        The PFIC rules are complex and in certain cases, uncertain. Each U.S. holder is strongly urged to consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the Mark-to-Market and/or QEF Elections.

Additional Tax on Passive Income

        Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Withholding Requirements Relating to Foreign Accounts

        Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined under applicable rules) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, common shares paid to a foreign financial institution or to a foreign non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

        The IRS has issued administrative guidance providing that the withholding provisions described above will generally apply to payments of dividends on common shares made on or after July 1, 2014, and to payments of gross proceeds from a sale or other disposition of such shares on or after January 1, 2017. U.S. holders should consult their tax advisors regarding these withholding provisions.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. holders who acquire or hold common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any Mark-to-Market Election or QEF Election.

        If the holder is a non-corporate U.S. holder, then payments to it made within the United States, or by a United States payor or United States middleman, of dividends on or proceeds arising from the sale or other taxable disposition of common shares, and/or proceeds arising from the sale or other taxable disposition of common shares, generally will be subject to information reporting and backup withholding (currently at the rate of 28%), where such U.S. holder fails to furnish its correct United States taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally may be refunded (or credited against its United States federal income tax liability, if any) provided the required information is furnished to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the backup withholding tax.

F.    Dividends and Paying Agents.

        Not applicable.

G.    Statements by Experts.

        Not applicable.

H.    Documents on Display.

        The documents referred to and/or incorporated by reference in this Annual Report can be obtained free of charge upon request from Investor Relations at the Company's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9, Canada.

        The Company is required to file financial statements and other information with the securities regulatory authorities electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

        The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC. You may read and copy any of the Company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I.    Subsidiary Information.

        Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and twelve months ended February 28, 2015 was $0.4 million and $1.4 million on our cash, cash equivalents and debt facility (three and twelve months ended February 28, 2014 – expense of $0.3 million and $1.0 million respectively).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. We had no forward contracts in place at February 28, 2015 (February 28, 2014 – $1.2 million). All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of February 28, 2015, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal decrease in after-tax net loss for the three and twelve months ended February 28, 2015 (three and twelve months ended February 28, 2014 – decrease of $0.1 million) with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 28, 2015.

ITEM 12.    Description of Securities Other Than Equity Securities.

A.    Debt Securities.

        Not applicable.

B.    Warrants and Rights.

        Not applicable.

C.    Other Securities.

        Not applicable.

D.    American Depositary Shares.

        Not applicable.

 PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.
Not applicable.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.    Use of Proceeds

2014 Offering

        On August 1, 2014 we completed the 2014 Offering. Under the terms of the 2014 Offering, we issued and sold 15,927,500 2014 Units at CAD$1.80 per 2014 Unit for aggregate gross proceeds of $26.2 million (CAD$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each 2014 Unit consisted of one common share of the Company and one half of one 2014 Warrant. Each whole 2014 Warrant originally entitled the holder to purchase one of our common shares at an exercise price of CAD$2.25 per share until August 1, 2016. Upon issuance, we recognized a liability in the amount of $2.6 million for the 2014 Warrants. The shelf registration statement was declared effective on August 29, 2013. The file number is 333-190674. The 2014 Offering had CIBC acting as the sole book-runner for the offering and H.C. Wainwright & Co., LLC acting as lead manager (together, the "underwriters").

2013 Offering

        On September 23, 2013, pursuant to the 2013 Offering, we issued 11,910,000 common shares and 8,932,500 2013 Warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The 2013 Units were offered at a price of $2.10 per 2013 Unit. Each 2013 Unit consisted of one common share and three quarters of one 2013 Warrant. Each whole 2013 Warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Offering, and pursuant to the terms of such warrants, the exercise price of the 2013 Warrants issued in the 2013 Offering was changed to $1.30 per share. As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the 2013 Warrants. The shelf registration statement was declared effective on August 29, 2013. The file number is 333-190674. The 2013 Offering had Canaccord Genuity acting as the sole book running manager.

Use of Proceeds

        On August 1, 2014, pursuant to the 2014 Offering, we issued and sold 15,927,500 2014 Units for proceeds, before deducting fees and expenses, of approximately CAD$28.7 million. After deducting fees and expenses, we realized net proceeds of $24.0 million (CAD$26.2 million).

        As previously disclosed, we planned to use the proceeds we received from the 2014 Offering as follows: approximately CAD$11.5 million to strengthen our balance sheet, approximately CAD$5.7 million to fund working capital and approximately CAD$5.7 million for general corporate purposes. A portion of the aggregate net proceeds of the 2014 Offering (being CAD$3.3 million) was received by us as a result of the exercise of the over-allotment option by the underwriters on August 1, 2014. As a result, the net proceeds were greater than anticipated. The additional net proceeds will be used to fund working capital.

        In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a precondition to qualifying to supply products. To the extent we are successful in winning more business, funds allocated to strengthening our balance sheet may be reallocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

        Although we intend to use the net proceeds from the 2014 Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

Reconciliation of Use of Proceeds

        The following table sets out a comparison of the intended use of proceeds disclosed in the prospectus supplement dated July 25, 2014 publicly filed in connection with the 2014 Offering (other than working capital):

Intended Use of Proceeds	Estimated Amount		Actual Use of Proceeds	Actual Amount		Variances
Strengthen our balance sheet	CAD$	11.5 million	Strengthen our balance sheet	CAD$	11.5 million	No variances to date
General corporate purposes	CAD$	5.7 million	General corporate purposes	CAD$	5.7 million	No variances to date

ITEM 15.    Controls and Procedures.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        At the end of the period covered by this Annual report for the year ended February 28, 2015 and up to May 27, 2015, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act. Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2015 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in the Company's disclosure controls and procedures as of February 28, 2015.

Attestation Report of Independent Registered Public Accounting Firm

        The Consolidated Financial Statements of the Company as of February 28, 2015, 2014 and 2013 and for each of the years ended February 28, 2015, 2014 and 2013, including the reports of our independent registered public accounting firm thereon are set forth on pages F-1 to F-68.

Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    RESERVED

ITEM 16A.    Audit Committee Financial Expert.

Audit Committee

        We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and NASDAQ Rule 5605(c)(2). Our Audit Committee is composed of Lori O'Neill (Chair), Claude Haw, and Cesar Cesaratto, each of whom, in the opinion of the directors, is financially literate and independent as determined under National Instrument 52-110 (Audit Committees) ("NI 52-110"), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2).

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

ITEM 16B.    Code of Ethics.

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

        There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended February 28, 2015.

ITEM 16C.    Principal Accountant Fees and Services.

        The following table sets out the fees billed to us by EY LLP and its affiliates for professional services for the year ended February 28, 2015 and the year ended February 28, 2014. During these years, EY LLP was our only external auditor.

        The aggregate fees billed by EY LLP were as follows:

	Year Ended February 28, 2015	Year Ended February 28, 2014
Audit Fees	$375,000	$382,534
Audit Related Fees	$30,000	$54,096
Tax Fees	$136,000	$160,464
All Other Fees and Administrative Charges	$70,000	$69,205

TOTAL	$611,000	$666,298

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

        In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Audit Committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. As a matter of practice, the Audit Committee, and/or the Audit Committee Chairman acting on behalf of the Audit Committee, will generally pre-approve all audit and permitted non-audit services to be performed by our external auditors. None of the fees reported above under the heading "Part II – Item 16C. Principal Accountant Fees and Services" that were paid to Ernst & Young LLP were approved by our Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees.

        Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        On April 9, 2010, the Toronto Stock Exchange (the "TSX") accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and expired April 12, 2011. Daily purchases over the facilities of the NASDAQ were limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX were limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company paid for the common shares purchased was the market price of the shares at the time of acquisition.

        During fiscal year 2011, the Company acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of $10.7 million of which $9.0 million was charged to share capital, based on the historical weighted per share value at the date of purchase, and the balance of $1.7 million was charged to deficit.

ITEM 16F.    Change in Registrant's Certifying Accountant.

        Not applicable.

ITEM 16G.    Corporate Governance.

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

ITEM 16H.    Mine Safety Disclosure.

        Not applicable.

 PART III

ITEM 17.    Financial Statements.

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    Financial Statements.

        The Consolidated Financial Statements of the Company as of February 28, 2015, 2014 and 2013 and for each of the years ended February 28, 2015, 2014 and 2013, including the reports of our independent registered public accounting firm thereon are set forth on pages F-1 to F-68.

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2015 and 2014, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2015, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2015 in accordance with United States generally accepted accounting principles.

Other matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DragonWave's internal control over financial reporting as of February 28, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated May 12, 2015 expressed an unqualified opinion on DragonWave Inc.'s internal control over financial reporting.

Ottawa, Canada
May 12, 2015

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
 DragonWave Inc.

        We have audited DragonWave Inc.'s internal control over financial reporting as of February 28, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). DragonWave Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying reports from management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, DragonWave Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2015 based on the COSO criteria.

        We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DragonWave Inc. as at February 28, 2015 and 2014, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2015 of DragonWave Inc. and our report dated May 12, 2015 expressed an unqualified opinion thereon.

Ottawa, Canada
May 12, 2015

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at February 28, 2015	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	4	23,692	18,992
Trade receivables	5	48,626	17,408
Inventory	6	24,294	30,416
Other current assets	7	5,834	5,909
Deferred tax asset	18	61	69

		102,507	72,794
Long Term Assets
Property and equipment	8	4,322	3,168
Deferred tax asset	18	1,485	1,536
Deferred financing cost	11	18	60
Intangible assets	9	794	1,635
Goodwill	9	11,927	11,927

		18,546	18,326

Total Assets		121,053	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	40,163	29,964
Deferred revenue		830	984
Capital lease obligation	3, 13	514	1,795

		41,507	32,743
Long Term Liabilities
Debt facility	11	32,400	15,000
Other long term liabilities	12	1,139	574
Warrant liability	14, 20	1,239	1,360

		34,778	16,934
Commitments	16
Shareholders' equity
Capital stock	14	220,952	198,593
Contributed surplus	14	8,388	7,118
Deficit	14	(175,921)	(154,505)
Accumulated other comprehensive loss	14	(9,618)	(9,682)

Total Shareholders' equity		43,801	41,524
Non-controlling interests	3	967	(81)

Total Equity		44,768	41,443

Total Liabilities and Equity		121,053	91,120

Shares issued & outstanding	14	75,290,818	58,008,746

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

		Year Ended
	Note	February 28, 2015	February 28, 2014
REVENUE	21	157,766	90,011
Cost of sales	6	129,772	79,348

Gross profit		27,994	10,663

EXPENSES
Research and development		16,812	19,948
Selling and marketing		13,975	13,201
General and administrative	5	16,930	17,087

		47,717	50,236

Loss before amortization of intangible assets and other items		(19,723)	(39,573)
Amortization of intangible assets	9	(1,188)	(1,900)
Accretion expense		(168)	(222)
Interest expense	11, 20	(1,557)	(1,750)
Warrant issuance expenses	14	(221)	(662)
Gain on change in estimate		67	2,759
Gain on contract amendment	3	—	5,702
Gain on sale of fixed assets		18	—
Fair value adjustment – warrant liability	14	2,007	3,235
Foreign exchange gain (loss)		846	(1,530)

Loss before income taxes		(19,919)	(33,941)

Income tax expense	18	717	398

Net Loss		(20,636)	(34,339)
Net (Income) Loss Attributable to Non-Controlling Interest		(884)	97

Net Loss applicable to shareholders		(21,520)	(34,242)

Net loss per share
Basic	15	(0.32)	(0.83)
Diluted	15	(0.32)	(0.83)
Weighted Average Shares Outstanding
Basic	15	68,111,696	41,438,383
Diluted	15	68,111,696	41,438,383

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts

	Year Ended
	February 28, 2015	February 28, 2014
Net Comprehensive Loss	(20,636)	(34,339)

Total Comprehensive (Loss) Income attributable to:
Shareholders of the Company	(21,520)	(34,242)
Non-controlling interest	884	(97)

	(20,636)	(34,339)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Year ended
	Note	February 28, 2015	February 28, 2014
Operating Activities
Net Loss		(20,636)	(34,339)
Items not affecting cash
Amortization of property and equipment	8	2,320	4,648
Amortization of intangible assets	8	1,188	1,900
Accretion expense		168	222
Bad debt expense		160	541
Interest expense		28	719
Gain on change in estimate	3	(67)	(2,759)
Gain on contract amendment	3	(530)	(5,702)
Fair value adjustment – warrant liability	14	(2,007)	(3,235)
Stock-based compensation		1,270	1,278
Unrealized foreign exchange loss		913	294
Deferred income tax expense		—	398
Inventory impairment		2,771	1,078

		(14,422)	(34,957)
Changes in non-cash working capital items	17	(17,215)	11,055

		(31,637)	(23,902)

Investing Activities
Acquisition of property and equipment		(3,474)	(1,000)
Acquisition of intangible assets		(347)	(764)

		(3,821)	(1,764)

Financing Activities
Capital lease obligation		(739)	(1,436)
Contribution by non-controlling interest in DW-HFCL	3	164	—
Warrant liability		2,551	6,425
Deferred financing cost		—	(60)
Debt facility	11	17,400	—
Issuance of common shares net of issuance costs		21,695	17,127

		41,071	22,056

Effect of foreign exchange on cash and cash equivalents		(913)	(357)
Net increase (decrease) in cash and cash equivalents		4,700	(3,967)
Cash and cash equivalents at beginning of period		18,992	22,959

Cash and cash equivalents at end of period		23,692	18,992

Cash paid during the period for interest		1,190	1,030

Cash paid during the period for taxes		802	10

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except common share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,263)	$(9,682)	$16	$55,547

Stock-based compensation	—	—	1,278	—	—	—	$1,278
Exercise of stock options	313,914	595	(208)	—	—	—	$387
Public offering	11,910,000	16,671	—	—	—	—	$16,671
Exercise of warrants	7,700,009	1,830	—	—	—	—	$1,830
Other	36,526	68	1	—	—	—	$69
Net (Loss)/Income	—	—	—	(34,242)	—	(97)	$(34,339)

Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	1,270	—	—	—	$1,270
Public offering	15,927,500	21,631	—	—	—	—	$21,631
Exercise of warrants	1,301,057	664	—	—	—	—	$664
Other	53,515	64	—	104	64	—	$232
Other comprehensive loss	—	—	—	—	—	164	$164
Net (Loss)/Income	—	—	—	(21,520)	—	884	$(20,636)

Balance at February 28, 2015	75,290,818	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments necessary to present fairly the financial position as at February 28, 2015 and 2014 and the results of operations, cash flows and changes in equity for the years ended February 28, 2015 and 2014.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following include estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, warrant liability, property and equipment amortization, tax valuation allowance, impairment of intangible assets and goodwill, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the amounts reported in the consolidated financial statements and accompanying notes.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are primarily a direct and integral component or extension of the Company's operations, are translated into US dollars (USD) using the following: monetary assets and liabilities are translated at the period

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income (loss).

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's business agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments

        The Company classifies its financial instruments as assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition.

        The Company designated its cash and cash equivalents and foreign exchange contracts as assets held at fair value which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities and the debt facility have been classified as other financial liabilities, which are measured at amortized cost. Liabilities held at fair value include the warrant liability which is measured at fair value, with changes in fair value being recorded in net earnings.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net loss in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV"]. The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 to 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment	4 years
Research and development equipment	5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

        Management evaluates the carrying value of its property and equipment assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and fair value.

Goodwill and intangible assets

        Intangible assets include Infrastructure Systems Software and Computer Software and are amortized over their estimated useful life of 2 and 3 years. Management evaluates the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The goodwill impairment test is a three-step process which requires management to make judgmental assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the subsequent two steps of the goodwill impairment test. The second step consists of estimating the fair value of our reporting unit. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

impaired and the third step of the impairment test is unnecessary. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation.

Share based compensation plan and employee share purchase plan

        The Company has a Share based compensation plan and an employee share purchase plan which is described in note 14. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares are recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in income (loss).

Expenses

        The Company defines general and administrative expenses to be administrative, finance, and operational costs. Selling and marketing expenses are defined as costs related to worldwide sales, marketing and product management. Research and development costs are defined as costs related to research and development related activities.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income (loss) per share

        Basic income (loss) per share is calculated by dividing net (income) loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net income (loss) available to Common shareholders equates to the net income (loss).

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, "Consolidation – Overall", or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated financial statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In April 2015, the FASB decided to propose a one-year deferral of the effective date by one year for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation – Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

        In January 2015, the FASB issued ASU No. 2015-01, "Income Statement – Extraordinary and Unusual Items". The amendments objective is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

3. BUSINESS COMBINATIONS

Nokia Solutions and Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks, also referred to as NSN, in August 2013 in connection with the acquisition of Nokia Corporation of Siemens' 50% stake in Nokia Siemens Networks, was recently renamed Networks and now operates under the Nokia brand, and is referred to herein as "Nokia" or "Nokia's Networks business"), including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à.r.l and Nokia dated May 3, 2012. The terms "Nokia" or "Nokia's Networks business" are used interchangeably herein to refer to Nokia Solutions Networks or NSN.

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to Nokia of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        The Company also recorded a liability included in accounts payable and accrued liabilities, based on management's estimate, for a termination fee valued at $8,668 at May 31, 2013 and scheduled to be paid in several tranches. Under the terms of the renewed framework, on April 12, 2013 Nokia paid $13,843 to the Company which settled the balance of the Company's contingent receivable. Nokia took on additional

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which Nokia has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company during the year ended February 28, 2014. The net impact of these items resulted in a gain on contract amendment of $5,285 in the statement of operations during the year ended February 28, 2014. During the year ended February 28, 2014, the Company also reduced a capital lease obligation associated with its operations in India by $417 based on a revised agreement.

        The net impact of these items resulted in a gain of $5,702 in the consolidated statement of operations in the year ended February 28, 2014.

        During the year ended February 28, 2014, the Company reduced its estimated liability for the termination fee based on a change in estimate. The Company has also reduced an accrued liability that was recorded upon the acquisition of the microwave transport business of NSN (now Nokia) which was based on a change in estimate. The net impact of these items resulted in a gain in change of estimate of $2,970 in the statement of operations in the year ended February 28, 2014.

        During the first quarter of fiscal 2015, the Company revised the estimated termination fee and also entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. This led to a gain of $101 recorded in the statement of operations. The first payment in the amount of $694 was made in May 2014 and second payment for $1,344 in August 2014. During the third quarter of 2015, the final invoice related to the termination fee was received from Nokia and resulted in a gain of $200. This is shown as a change of estimate in the statement of operations. The third scheduled payment of $1,249 was made in the fourth quarter of 2015. The total termination fee liability is valued at $4,383 as at February 28, 2015 (short term: $4,227 and long term: $156). [2014 – $9,085 entirely classified as short term].

        During the year ended February 28, 2015 the Company negotiated a reduction in capital lease payments to Nokia resulting in a $530 gain on contract amendment. As part of the same overall arrangement, the amount was offset by a related expense associated with the modification of an existing supply contract.

Disposition of DragonWave Limited

        On January 22, 2013, the Company sold all of its shares of DragonWave Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, the Company has a liability to pay certain future obligations. During the year ended February 28, 2014, the Company reduced the contingent liability by $342 based on a change in circumstance which is included in the consolidated statement of operations as a change in estimate. As at February 28, 2014, the Company has extinguished both the discounted liability and the maximum potential liability.

        As at February 28, 2014, under the terms of a supply and services agreement, the Company has an opportunity to earn an additional $5,068 based on business performance subsequent to the disposition for which the Company has recorded a receivable of $52 which represents management's estimate of the amounts to be collected based on the discounted forecasted future cash inflows. A reduction in the receivable of $553 was included in the consolidated statement of operations as a change in estimate during the year ended February 28, 2014.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the year ended February 28, 2015, the minority owner, HFCL, made a capital contribution of $164. The Company had contributed its portion during the year ended February 28, 2014.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at February 28, 2015				as at February 28, 2014
Native Currency	Domestic Currency	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	15,010	1.000	15,010	63.5%	16,934	89.2%
Canadian Dollar	5,135	0.800	4,106	17.4%	979	5.2%
Indian Rupee	154,287	0.016	2,497	10.4%	90	0.5%
Mexican Peso	13,729	0.067	919	3.9%	33	0.2%
Euro	537	1.121	602	2.5%	235	1.2%
Other			558	2.3%	721	3.7%

Total Cash & Cash Equivalents			23,692	100.0%	18,992	100.0%

TOTAL			23,692	100.0%	18,992	100.0%

        As at February 28, 2015, the Company is required to have a minimum of $10,000 held at Comerica Bank [2014 – $10,000].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	February 28, 2015	February 28, 2014
Trade Receivables (gross)	49,295	17,936
Allowance for doubtful accounts	(669)	(528)

Trade Receivables (net)	48,626	17,408

        As at February 28, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 37% and 34% of the trade receivables balance [2014 – one customer represented 56% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $160 related to bad debt expense for the year ended February 28, 2015 [2014 – expense of $541].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

6. INVENTORY

        Inventory is comprised of the following:

	February 28, 2015	February 28, 2014
Raw Materials	7,469	6,368
Work in Progress	577	696
Finished Goods	13,709	20,748

Total Production Inventory	21,755	27,812
Inventory held for customer service/warranty	2,539	2,604

Total Inventory	24,294	30,416

        Cost of sales for the year ended February 28, 2015 was $129,772 [2014 – $79,348], which included $115,309 of product costs [2014 – $74,327]. The remaining costs of $14,463 [2014 – $5,021] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

        For the year ended February 28, 2015, the Company recognized an impairment loss on inventory of $2,771 [2014 – $1,078]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of goods sold for the year ended February 28, 2015 was overhead allocations of $3,860 [2014 – $3,283]. Included in inventory at February 28, 2015 was overhead allocations of $461 [2014 – $1,400].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 28, 2015	February 28, 2014
Deposits on inventory	1,240	1,345
Prepaid expenses	2,082	1,759
Indirect taxes (net)	1,079	614
Income tax receivable	390	—
Deferred financing costs	55	176
Receivable from Contract Manufacturers and other items	988	2,015

Total other current assets	5,834	5,909

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

8. PROPERTY AND EQUIPMENT

	February 28, 2015			February 28, 2014
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	23,517	20,461	3,056	2,214
Computer hardware	3,507	3,247	260	267
Production fixtures	2,141	1,480	661	245
Leasehold improvements	1,058	912	146	139
Furniture and fixtures	852	707	145	168
Communication equipment	288	280	8	14
Other	375	329	46	121

Total	31,738	27,416	4,322	3,168

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	February 28, 2015	February 28, 2014
Research and development ("R&D")	1,067	3,573
Selling and marketing ("S&M")	56	67
General and administrative ("G&A")	1,197	1,008

Total	2,320	4,648

        Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets and goodwill are apportioned as follows:

	February 28, 2015				February 28, 2014
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	6,639	5,845	—	794	1,635
Goodwill	11,927	—	—	11,927	11,927

        For the year ended February 28, 2015, the Company recognized amortization of intangible assets of $1,188 [2014 – $1,900 of which $598 was amortization of Customer Relationships during the year]. The Company estimates that it will recognize $454 and $340 respectively for the next two succeeding years.

        The Company conducts its annual impairment test in its second fiscal quarter and any other time when indicators of impairment exist. The analysis for fiscal 2015 and 2014 did not result in any impairment loss. The goodwill impairment test is a three-step process: the first is a qualitative assessment, the second and third are quantitative tests which require the Company make assumptions regarding fair value. The Company believed

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

that there were qualitative factors in-place that would suggest that the second quantitative test would need to be performed because of the existence of losses realized over successive quarters.

        The second step consisted of calculating the fair value of the aggregated reporting unit using both a market-based approach and an estimate of discounted future cash flows. In applying the market-based approach the Company calculated its market capitalization using values from a reasonable time period around the date of the impairment test. The Company applied a control premium that was identified using recent comparable transactions. In applying the discounted cash flow methodology, the Company relied on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Management's estimates were based upon assumptions believed to be reasonable, but which by nature are uncertain and unpredictable. Because the second step indicated that no impairment existed, the third step of the process was not required.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	February 28, 2015	February 28, 2014
Trade payables	23,474	12,684
Accrued liabilities	9,394	5,452
Termination fee	4,227	9,085
Payroll related accruals	2,076	1,769
Warranty accrual	335	506
Income taxes payable	657	468

Total Accounts Payable and Accrued Liabilities	40,163	29,964

        Warranty accrual:

        Within accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty liability for the respective years ended:

	February 28, 2015	February 28, 2014
Balance at beginning of the period	619	825
Accruals	1,031	750
Utilization	(972)	(956)

Ending Balance	678	619

Short term portion	335	506
Long term portion	343	113

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2015, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $32,400 on the facility as at February 28, 2015 [2014 – $15,000], and $1,864 against its letter of credit facility.

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the year-ended February 28, 2014 the weighted average debt outstanding was $20,304 [2014 – $15,000] and the Company recognized $1,401 in interest expense related to the debt facility [2014 – $1,016] and expensed $187 in deferred financing cost [2014 – $622].

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10,000 within the Company's lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period. Certain of the Company's assets, including accounts receivable, inventory, and equipment, are pledged as collateral.

        The Company was in breach of one of its covenants in February 2014, March 2014 and April 2014. DragonWave obtained a waiver for these breaches which eliminated any acceleration of repayment of the Company's obligation and amended the terms of the facility on May 13, 2014. The Company is in compliance with all covenants as at February 28, 2015.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 28, 2015	February 28, 2014
Warranty accrual	343	113
Deferred revenue	578	461
Termination fee	156	—
Capital lease obligation	62	—

Total Other Long Term Liabilities	1,139	574

13. CAPITAL LEASES

        As at February 28, 2015 the Company has capital assets classified as Test Equipment with a cost value of $899, accumulated amortization of $92 and a net book value of $807. The amortization of these assets are included in the Company's depreciation expense and totaled $92 for the year ended February 28, 2015. Total future minimum lease payments under capital leases are $576 of which $62 is classified as long term.

        As at February 28, 2014 the Company had capital assets which were acquired as part of the microwave transport business of Nokia Siemens Networks classified as Test Equipment with a net book value of $500 and associated capital lease obligation of $1,795. These capital assets which were originally acquired as part of the NSN acquisition were fully amortized and the remaining obligation fully eliminated during the year ended February 28, 2015 [2014 Amortization – $2,113].

        There was no interest expense associated with the capital lease during the year ended February 28, 2015 [2014 – $98] and accretion expense of $55 [2014 – $222] for the year ended February 28, 2015.

14. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CDN for aggregate gross proceeds of $28,670 CDN. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 USD ($26,184 CND). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CND per share until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

Share Based Compensation Plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "previous plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to six years, or upon termination of employment. The maximum number of Common Shares issuable under the previous plan was 10% of the Common Shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the previous Key Employee Stock Option/Stock Issuance Plan. The Share Based Compensation Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Share Based Compensation Plan) and options to purchase Common Shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the Common Shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of Common Shares issuable under the Plan is 7,529,082, which represents 10% of the Common Shares issued and outstanding as at February 28, 2015.

        The following is a summary of stock option activity:

	Year ended February 28, 2015		Year ended February 28, 2014
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	3,173,321	$3.71	2,529,088	$4.89
Granted	1,084,476	$2.11	1,649,550	$1.86
Exercised	—	—	(313,914)	$1.35
Forfeited	(272,210)	$6.96	(691,403)	$4.70

Closing Balance	3,985,587	$3.05	3,173,321	$3.71

        The following table shows the weighted average values used in determining the fair value of options granted during the year ended February 28, 2015 and 2014:

	Year ended
	February 28, 2015	February 28, 2014
Volatility	75.8%	77.9%
Risk Free Rate	1.35%	1.33%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 1,084,476 options granted during the year ended February 28, 2015 were determined to have a fair value of $1,204 [2014: 1,649,550 options valued at $1,714].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2015:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)
$1.07	$1.34	538,546	3.74	$1.21	362,358	3.72	$1.21
$1.35	$2.07	434,660	3.65	$2.02	137,547	3.62	$2.05
$2.08	$2.12	105,236	2.75	$2.08	60,506	2.75	$2.08
$2.13	$2.20	1,009,676	4.37	$2.15	—	—	—
$2.21	$2.49	627,767	3.19	$2.24	278,084	3.19	$2.24
$2.50	$3.17	486,558	2.41	$2.93	310,876	2.39	$2.94
$3.18	$6.27	271,015	0.42	$5.91	268,230	0.41	$5.93
$6.28	$7.00	362,029	1.20	$6.77	338,960	1.20	$6.77
$7.01	$9.36	150,100	0.21	$9.11	150,100	0.21	$9.11

		3,985,587	3.03	$3.05	1,906,661	2.20	$4.00

        The Company has recognized $1,177 for the year ended February 28, 2015 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2014 – $1,292]. Stock compensation expense was allocated to operating expenses as follows:

	February 28, 2015	February 28, 2014
R&D	297	505
S&M	333	249
G&A	547	538

Total Stock Option Expense	1,177	1,292

        As at February 28, 2015, compensation costs not yet recognized relating to stock option awards outstanding is $1,926 [2014 – $2,509] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        There were no options exercised with an intrinsic value during the year ended February 28, 2015 [2014 – $194].

        There was no intrinsic value associated with fully vested options at February 28, 2015 and 2014.

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units which were issued during July 2014 are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the year ended February 28, 2015:

	Twelve months ended February 28, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2014	—	—
Granted	80,000	$2.15

RSU balances at February 28, 2015	80,000	$2.15

        The Company has recognized $93 for the year ended February 28, 2015 as compensation expense for restricted stock units, with a corresponding credit to contributed surplus.

        There were no restricted stock units exercisable as of February 28, 2015. All RSU's will be exercisable during the second quarter of fiscal year 2016.

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 28, 2015 a total of 44,012 common shares were purchased by employees at fair market value, while the Company issued 11,003 common shares as its matching contribution expressed net of 1,500 forfeited shares. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the year ended February 28, 2015 was $13 [2014 – $23]. The fair value of the unearned ESPP shares as at February 28, 2015 was $13 [2014 – $13]. The number of shares held for release, and still restricted under the plan at February 28, 2015 was 11,000 [2014 – 7,305].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued – 8,932,500). Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

adjusted to U.S. $1.30 as a result of a subsequent equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment-warrant liability" in the consolidated statement of operations. As at February 28, 2015, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $603. In the year ended February 28, 2015 the Company increased its common stock value by $664 which represented the value of the 1,082,250 warrants exercised on a cash-less basis to 1,301,057 common shares. In the year ended February 28, 2015 the Company realized a gain in the amount of $93 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $603.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CDN for aggregate gross proceeds of $26,234 ($28,670 CDN). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CDN per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014 and August 30, 2014. During the year ended February 28, 2015 the Company realized a gain in the amount of $1,914 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $636.

15. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at February 28, 2015 a total of 3,985,587 options, 80,000 RSUs and 10,052,500 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

	Year Ended
	February 28, 2015	February 28, 2014
Net loss applicable to shareholders	(21,520)	(34,242)
Weighted average number of shares outstanding	68,111,696	41,438,383

Basic Net Loss/Dilutive Loss per share	$(0.32)	$(0.83)

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

16. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 28, 2015 per fiscal year are as follows:

2016	1,527
2017	1,087
2018	86
Thereafter	—

2,700

        On January 21, 2014, the Company subleased a portion of its Kanata office space and as such has recorded, during the year ended February 28, 2014, net rent expense of $84 representing the present value of the Company's estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

17. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended
	February 28, 2015	February 28, 2014
Changes in non-cash working capital balances:
Trade receivables	(31,378)	17,503
Inventory	3,351	1,228
Other current assets	65	(305)
Contingent receivable	—	13,843
Deferred tax asset	59	—
Accounts payable and accrued liabilities	10,173	(20,603)
Deferred revenue	(154)	(179)
Contingent liabilities	—	(432)
Other long term liabilities	669	—

	(17,215)	11,055

18. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2015	February 28, 2014
Canada	(24,558)	(22,021)
Luxembourg	322	(12,989)
India	2,721	(155)
China	991	951
Other	605	273

	(19,919)	(33,941)

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

        Income tax expense, both current and deferred, relates to jurisdictions outside of Canada where losses are not sufficient to cover the tax liability in the region. For the year ended February 28, 2015, the current income tax expenses was $658 [2014 – $353] and the deferred income tax expense was $59 [2014 – $45].

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	2015	2014
Income (loss) before income taxes	(19,919)	(33,941)
Statutory income tax rate	26.50%	26.50%
Expected income tax recovery	(5,279)	(8,994)
Foreign tax rate differences	(177)	3,235
Non-deductible expenses and non-taxable income	(105)	(577)
Change in valuation allowances	6,682	8,307
Share issue costs	(435)	—
Expiry of unrecognized tax credits	—	1,079
Research and development tax credits	(894)	(959)
Prior year adjustments	859	(1,669)
Other	66	(24)

	717	398

        The Company's deferred tax assets and liabilities include the following significant components:

	2015	2014
SR&ED expenditures	7,845	7,595
Research and development tax credits	14,052	13,980
Income tax loss carry forwards	32,643	27,785
Income and expense reserves	192	122
Book and tax differences on assets	1,486	602
Share issue expenses	591	102
Capital loss	19,015	19,015

Gross future tax assets	75,824	69,201
Valuation allowance	(74,278)	(67,596)

Net deferred tax assets	1,546	1,605

        As at February 28, 2015, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $109,014, United States – $7,978, Luxembourg – $53,514. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in fiscal 2031 until fiscal 2035. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

        The losses in the U.S. expire between fiscal 2022 and fiscal 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc that may be used has been calculated as $521.

        As at February 28, 2015, the Company had $15,574 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,604, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As at February 28, 2015, the Company has not recorded any liabilities associated with uncertain tax positions.

        The Company remains subject to examination by tax authorities in Canada for years 2006 to 2015 and in the other jurisdictions for tax years 2010 to 2015.

        No deferred income taxes have been provided on undistributed earnings or relating to cash held in foreign jurisdictions, as the Company has determined that any income or withholding taxes on repatriation would either not be significant, or the Company has decided to permanently reinvest the earnings in the foreign jurisdiction.

19. RELATED PARTY TRANSACTIONS

        The Company purchased repair services from a network repair company which has a member who serves on both companies' Board of Directors. During the year ended February 28, 2015, the Company paid $40, relating to the purchase of services from this repair facility (2014 – $73).

        All transactions are in the normal course of business and have been recorded at the exchange amount.

20. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2015	February 28, 2014
Assets held at fair value (A)	23,692	19,011
Loans and receivables (B)	49,614	19,405
Other financial liabilities (C)	71,728	44,043
Liabilities held at fair value (D)	1,239	1,360

(A)
Includes cash, cash equivalents and foreign exchange forward contracts

(B)
Includes trade receivables and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Warrant liability

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level  1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 – Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as they are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        The Company's foreign exchange forward contracts are classified within Level 2 as they are based on foreign currency rates quoted by banks and other public data source. The fair values of the foreign exchange forward contracts are based upon the difference between the forward exchange rate and the contract rate with expected cash flows and effect on the consolidated statements of operations expected to occur upon settlement.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at February 28, 2015 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

        As at February 28, 2015 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	603	603

        As at February 28, 2014, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

        A reconciliation of the Level 3 warrant liability measured at fair value for the year ended February 28, 2015 follows:

	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment – warrant liability	—	(93)
Exercise of warrants	(1,082,250)	(664)

Balance at February 28, 2015	2,088,750	603

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the year ended February 28, 2015 was $1,369 on the Company's cash, cash equivalents, and debt facility [2014 – Expense of $1,128].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at February 28, 2015, the Company had no forward contracts in place [February 28, 2014 – one forward contract with a notional value of $1,242 resulting in a gain of $19]. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of February 28, 2015, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $42 for the year ended February 28, 2015 [2014 – decrease of $135], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 28, 2015.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 28, 2015, the Company had cash and cash equivalents totaling $23,692 [2014 – $18,992]. Based on current revenue expectations, the continuing availability of credit facilities, the Company believes that its liquidity risk is manageable.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. SEGMENTED INFORMATION

        The Company operates in one operating segment – broadband wireless backhaul equipment.

        The following table presents total net book value of property and equipment, intangible assets and goodwill by geographic location:

	For the Year Ended
	February 28, 2015		February 28, 2014
	Amount	%	Amount	%
Canada	2,017	12%	1,785	11%
United States	11,927	70%	11,927	71%
Malaysia	2,004	12%	571	3%
Luxembourg	97	1%	1,381	8%
Other	998	5%	1,066	7%

Total	17,043	100%	16,730	100%

        The Company analyzes its sales according to geographic region and target product development and sales strategies. The following table presents total revenues by geographic location though direct and indirect sales and through Original Equipment Manufacturers (OEM) partner, Nokia:

	Year Ended February 28, 2015
	Direct/ Indirect Sales	OEM sales through Nokia	Total	% of total revenue
Canada	4,358	—	4,358	3%
Europe	4,484	39,734	44,218	28%
India	26,291	10,854	37,145	24%
United States	23,451	—	23,451	15%
Middle East	6,311	11,412	17,723	11%
Asia Pacific	1,559	11,823	13,382	8%
Africa	1,759	10,321	12,080	8%
Caribbean & Latin America	5,266	143	5,409	3%

	73,479	84,287	157,766	100%

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. SEGMENTED INFORMATION (Continued)

        In the previous fiscal year we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of the Company's sales at that time.

	For the year ended
	February 28, 2014
	Amount	%
Canada	5,288	6%
United States	19,035	21%
Europe, Middle East, and Africa (excluding Finland)	11,330	13%
Finland	38,140	42%
India	9,093	10%
Other	7,125	8%

Total Revenue	90,011	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

        During each of the periods presented revenue is comprised of:

	For the year ended
	February 28, 2015		February 28, 2014
	Amount	%	Amount	%
Product Sales	150,432	95%	84,960	94%
Services	7,334	5%	5,051	6%

Total Revenue	157,766	100%	90,011	100%

22. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the year ended February 28, 2015. These customers represented approximately 53% and 16% of sales for the year ended February 28, 2015 [2014 – one customer represented 59%].

23. EXPENSES

        Included in general and administrative expenses is $405 related to premises rental expense for the year ended February 28, 2015 [2014 – $528]. Total rental expense for the year ended February 28, 2015 was $2,189 [2014 – $2,602].

24. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2014 and February 28, 2013, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2014, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2014 in accordance with United States generally accepted accounting principles.

Other matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DragonWave's internal control over financial reporting as of February 28, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated May 14, 2014 expressed an unqualified opinion on DragonWave Inc.'s internal control over financial reporting.

Ottawa, Canada
May 14, 2014

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
 DragonWave Inc.

        We have audited DragonWave Inc.'s internal control over financial reporting as of February 28, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). DragonWave Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying reports from management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, DragonWave Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2014 based on the COSO criteria.

        We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DragonWave Inc. as at February 28, 2014 and 2013, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2014 of DragonWave Inc. and our report dated May 14, 2014 expressed an unqualified opinion thereon.

Ottawa, Canada
May 14, 2014

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at February 28, 2014	As at February 28, 2013
Assets
Current Assets
Cash and cash equivalents	4	18,992	22,959
Trade receivables	5	17,408	35,452
Inventory	6	30,416	32,722
Other current assets	7	5,909	6,077
Contingent receivable	3	—	13,843
Deferred tax asset		69	69

		72,794	111,122
Long Term Assets
Property and equipment	8	3,168	7,444
Deferred tax asset		1,536	1,581
Deferred financing cost	11	60	149
Intangible assets	9	1,635	2,771
Goodwill	9	11,927	11,927

		18,326	23,872

Total Assets		91,120	134,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	29,964	56,962
Debt facility	11	—	15,000
Deferred revenue		984	1,163
Capital lease obligation	3, 13	1,795	3,251
Contingent liabilities	3	—	255

		32,743	76,631
Long Term Liabilities
Debt facility	11	15,000	—
Capital lease obligation	13	—	1,451
Warrant liability	14	1,360	—
Other long term liabilities	12	574	783
Contingent liabilities	3	—	519

		16,934	2,753
Commitments	16
Shareholders' equity
Capital stock	14	198,593	179,429
Contributed surplus	14	7,118	6,047
Deficit	14	(154,505)	(120,197)
Accumulated other comprehensive loss	14	(9,682)	(9,685)

Total Shareholders' equity		41,524	55,594
Non-controlling interests	3	(81)	16

Total Equity		41,443	55,610

Total Liabilities and Equity		91,120	134,994

Shares issued & outstanding	15	58,008,746	38,048,297

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

		Year Ended
	Note	February 28, 2014	February 28, 2013
REVENUE	21	90,011	123,877
Cost of sales	6	79,348	104,376

Gross profit		10,663	19,501

EXPENSES
Research and development		19,948	34,020
Selling and marketing		13,201	16,088
General and administrative	5	17,087	26,601

		50,236	76,709

Loss before amortization of intangible assets and other items		(39,573)	(57,208)
Amortization of intangible assets	9	(1,900)	(3,748)
Accretion expense		(222)	(124)
Restructuring expense	24	—	(2,085)
Interest expense	11, 20	(1,750)	(1,662)
Impairment of intangible assets	9	—	(13,812)
Warrant issuance expenses	14	(662)	—
Gain on change in estimate	3	2,759	6,958
Gain on contract amendment	3	5,702	—
Gain on purchase of business	3	—	19,397
Fair value adjustment — warrant liability	14	3,235	—
Loss on sale of assets	3	—	(2,827)
Foreign exchange (loss) gain		(1,530)	23

Loss before income taxes		(33,941)	(55,088)

Income tax expense (recovery)	18	398	(81)

Net Loss		(34,339)	(55,007)
Net Loss Attributable to Non-Controlling Interest		97	258

Net Loss applicable to shareholders		(34,242)	(54,749)

Net loss per share
Basic	15	(0.83)	(1.46)
Diluted	15	(0.83)	(1.46)
Weighted Average Shares Outstanding
Basic	15	41,438,383	37,495,818
Diluted	15	41,438,383	37,495,818

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts

	Year Ended
	February 28, 2014	February 28, 2013
Net Loss	(34,339)	(55,007)
Foreign currency translation differences for foreign operations	—	(54)

Comprehensive Loss	(34,339)	(55,061)

Total comprehensive loss attributable to:
Shareholders of the Company	(34,242)	(54,776)
Non-controlling interest	(97)	(285)

	(34,339)	(55,061)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Year ended
	Note	February 28, 2014	February 28, 2013
Operating Activities
Net Loss		(34,339)	(55,007)
Items not affecting cash
Amortization of property and equipment		4,648	5,862
Amortization of intangible assets		1,900	3,748
Accretion expense		222	124
Bad debt expense		541	126
Royalty amortization		—	(151)
Rental expense	3	—	2,093
Interest expense		720	655
Impairment of intangible assets	3	—	13,812
Gain on change in estimate	3, 16	(2,759)	(6,958)
Gain on purchase of business	3	—	(19,397)
Gain on contract amendment	3	(5,702)	—
Loss on sale of assets (net of cash)	3	—	2,358
Fair value adjustment — warrant liability	14	(3,235)	—
Stock-based compensation		1,278	1,523
Unrealized foreign exchange loss (gain)		294	(140)
Future income tax expense (recovery)		398	(81)
Inventory impairment		1,078	3,443

		(34,957)	(47,990)
Changes in non-cash working capital items	17	11,055	21,971

		(23,902)	(26,019)

Investing Activities
Acquisition of property and equipment		(1,000)	(2,395)
Acquisition of intangible assets		(764)	(1,522)
Acquisition of business		—	(12,730)

		(1,764)	(16,647)

Financing Activities
Capital lease obligation		(1,436)	(1,264)
Debt facility		—	15,000
Warrant liability		6,425	—
Deferred financing cost		(60)	(1,192)
Issuance of common shares net of issuance costs		17,127	145

		22,056	12,689

Effect of foreign exchange on cash and cash equivalents		(357)	138
Net decrease in cash and cash equivalents		(3,967)	(29,839)
Cash and cash equivalents at beginning of period		22,959	52,798

Cash and cash equivalents at end of period		18,992	22,959

Cash paid during the period for interest		1,030	804

Cash paid during the period for taxes		10	6

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except common share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 29, 2012	35,586,206	$172,264	$4,606	$(65,448)	$(9,658)	$301	$102,065

Stock-based compensation	—	—	$1,487	—	—	—	$1,487
Exercise of stock options	24,047	$108	$(59)	—	—	—	$49
Settlement of contingent consideration	400,983	$1,758	—	—	—	—	$1,758
Issued in connection with business acquisition	2,000,978	$5,180	—	—	—	$0	$5,180
Other	36,083	$119	$13	—	—	—	$132
Other comprehensive loss	—	—	—	—	$(27)	$(27)	$(54)
Net Loss	—	—	—	$(54,749)	—	$(258)	$(55,007)

Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,263)	$(9,682)	$16	$55,547

Stock-based compensation	—	—	$1,278	—	—	—	$1,278
Exercise of stock options	313,914	$595	$(208)	—	—	—	$387
Public offering	11,910,000	$16,671	—	—	—	—	$16,671
Exercise of warrants	7,700,009	$1,830	—	—	—	—	$1,830
Other	36,526	$68	$1	—	—	—	$69
Other comprehensive loss	—	—	—	—			$0
Net Loss	—	—	—	$(34,242)	—	$(97)	$(34,339)

Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments necessary to present fairly the financial position as at February 28, 2014 and 2013 and the results of operations, cash flows and changes in equity for the years ended February 28, 2014 and 2013.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following include estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, warrant liability, tax valuation allowance, impairment of intangible assets and goodwill, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the amounts reported in the consolidated financial statements and accompanying notes.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are considered financially and operationally integrated, are translated into US dollars (USD) using the following: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income (loss).

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In the prior year, the cumulative foreign currency translation adjustment included under accumulated other comprehensive loss within shareholders' equity on the consolidated balance sheets related to the Company's adoption of USD as the functional and reporting currency which was effective March 1, 2010 and unrealized foreign currency translation gains or losses of our self-sustaining foreign subsidiary which were translated into USD using the current rate method. Under the current rate method, assets and liabilities were translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses were translated at the average exchange rate prevailing during the period.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's business agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments

        The Company classifies its financial instruments as assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition.

        The Company designated its cash and cash equivalents, contingent receivables and foreign exchange contracts as assets held at fair value which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities, debt facility and lease obligations have been classified as other financial liabilities, which are measured at amortized cost. Liabilities held at fair value include the warrant liability and contingent liabilities which are measured at fair value, with changes in fair value being recorded in net earnings.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net loss in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV"]. The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment	4 years
Research and development equipment	5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

        Management evaluates the carrying value of its property and equipment assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and fair value.

Goodwill and intangible assets

        Intangible assets include computer software, infrastructure systems software, and customer relationships and are amortized over their estimated useful lives of 2 years, 3 years, and 3 years, respectively. Management evaluates the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The goodwill impairment test is a three-step process which requires

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

management to make judgmental assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the subsequent two steps of the goodwill impairment test. The second step consists of estimating the fair value of our reporting unit. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the third step of the impairment test is unnecessary. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation.

Contingent receivables and liabilities

        In the event of an acquisition or other business combination, the Company identifies any contingent receivables and liabilities and recognizes the fair value of those receivables and liabilities based on the discounted expected cash inflows and outflows. Subsequent to the initial recognition and until the receivables and liabilities are settled, cancelled or expire, the Company accretes the instruments using the initial discount rate.

        Subsequently, the Company amortizes the liability and asset into change in estimate based on the forecasted sales over the liability's expected life and reduces the asset based on actual activity. The instruments are assessed for fair value on a quarterly basis.

Stock option plan and employee share purchase plan

        The Company has a stock option plan and an employee share purchase plan which is described in note 14. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares are recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in income (loss).

Expenses

        The Company defines general and administrative expenses to be administrative, finance, and operational costs. Selling and marketing expenses are defined as costs related to worldwide sales, marketing and product management. Research and development costs are defined as costs related to research and development related activities.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per share

        Basic income (loss) per share is calculated by dividing net (income) loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net income (loss) available to Common shareholders equates to the net income (loss).

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The adoption did not have an impact on our consolidated financial statements.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption did not have an impact on our consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220 – Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the Company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the Company on March 1, 2013. The adoption of this guidance did not have an impact on our consolidated financial statements.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FUTURE ACCOUNTING CHANGES

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the Company prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Retrospective application is required. The adoption of ASU 2013-04 is not expected to have a material impact on the Company's Consolidated Financial Statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Prospective application is required. The adoption of ASU 2013-11 is not expected to have a material impact on the Company's Consolidated Financial Statements.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS

Nokia Solutions and Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks, also referred to as NSN, in August 2013 in connection with the acquisition of Nokia Corporation of Siemen's 50% stake in Nokia Siemens Networks, was recently renamed Networks and now operates under the Nokia brand, and is referred to herein as "Nokia" or "Nokia's Networks business"), including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à.r.l and Nokia dated May 3, 2012. The terms "Nokia" or "Nokia's Networks business" are used interchangeably herein to refer to Nokia Solutions Networks or NSN.

        Consideration paid on closing by DragonWave S.à r.l, a wholly owned subsidiary of the Company, was $12,730 in cash and 2,000,978 common shares with market value of $5,279. The cash payment was made in Euros.

        The fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Tangible Assets
Cash	—
Accounts receivable	—
Inventory	11,378
Lease holiday	2,093
Other current assets	2,564
Capital assets	6,115

Tangible Assets Acquired	22,150
Tangible Liabilities
Accounts payable	—
Accrued liabilities	2,484
Capital lease obligation	4,162

Tangible Liabilities Acquired	6,646

Fair Value of Net Tangible Assets	15,504
Intangible Assets
Customer relationships	1,745
Developed technology	10,800

Intangible Assets Acquired	12,545
Goodwill	—
Gain on purchase of business	(19,397)

Purchase Price	8,652
Purchase Price
Cash	12,730
Common shares of DragonWave	5,279
Other consideration	1,205
Contingent receivable	(10,562)

8,652

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

        The Purchase Price consisted of the following components: a) cash delivered on closing; b) 2,000,978 common shares delivered on closing with a fair value of $5,279 which reflects that Nokia is subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; c) other consideration deferred for specific tangible assets; d) a contingent receivable based on business performance in the twelve months following closing.

        The Company allocated $12,545 to intangible assets, including customer relationships and developed technology based on their fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of three, and six years, respectively. The useful lives of the intangible assets were determined as the period of time over which the assets are anticipated to contribute to the Company's future cash flows. None of the intangible assets are deductible for tax purposes.

        The Company recognized a one-time gain on purchase of business of $19,397 in the year ended February 28, 2013 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        The primary reason for the acquisition relates to the strategic position with Nokia which positions DragonWave for future growth as well as the acquisition of a technology suite backed by service and support, and further bolsters the Company's ability to participate in the growth in LTE networks worldwide. Management believes that the Company recognized a gain on the purchase of a business as a result of: a) its existing relationship with NSN (now Nokia's Networks business) which positioned the Company more strategically to the seller than other potential acquirers; b) access to the liquidity necessary to complete the acquisition; and c) the prevailing economic and market environment.

        The Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN (now Nokia) for additional consideration that is contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date. The fair value represents the discounted, most probable net amount to be received by the Company. During the year ended February 28, 2013 the Company has increased the contingent receivable balance, based on a change in fair value, and recognized a gain of $5,416 in the consolidated statement of operations as a result of business performance subsequent to the acquisition date. Due to payments received, foreign exchange translation and accretion of the relative discounts, which represents a net decrease of $2,135, the contingent receivable balance being carried on the balance sheet as at February 28, 2013 is $13,843.

        On April 10, 2013, the Company announced changes to its existing operational framework with NSN (now Nokia). In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to NSN (now Nokia) of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        Under the terms of the renewed framework, on April 12, 2013, NSN (now Nokia) paid $13,843 to the Company which settled the balance of the Company's contingent receivable. NSN (now Nokia) took on additional commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN (now Nokia) has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company. During the year ended February 28, 2014, the Company also reduced a capital lease obligation associated with its operations in India by $417 based on a revised agreement.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

        The Company also recorded a liability included in accounts payable and accrued liabilities, based on management's estimate, for a termination fee of $8,668 to be paid in several tranches. The estimate recorded is subject to measurement uncertainty as to the timing and amount that could have a material impact on the Company's financial statements should actual results differ from management's estimate.

        The net impact of these items resulted in a gain of $5,702 in the consolidated statement of operations in the year ended February 28, 2014.

        During the year ended February 28, 2014, the Company reduced its estimated liability for the termination fee based on a change in estimate. The Company has also reduced an accrued liability that was recorded upon the acquisition of the microwave transport business of NSN (now Nokia) which was based on a change in estimate. The net impact of these items resulted in a gain in change of estimate of $2,970 in the statement of operations in the year ended February 28, 2014.

Disposition of DragonWave Limited

        On January 22, 2013, the Company sold all of its shares of DragonWave Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, the Company has a liability to pay certain future obligations. During the year ended February 28, 2014, the Company reduced the contingent liability by $342 based on a change in circumstance which is included in the consolidated statement of operations as a change in estimate. As at February 14, 2014, the Company has extinguished both the discounted liability [2013 – $1,011] and the maximum potential liability [2013 – $1,328].

        Also, under the terms of a supply and services agreement, the Company has an opportunity to earn an additional $5,068 [2013 – $5,271] based on business performance subsequent to the disposition for which the Company has recorded a receivable of $52 [2013 – $583] which represents management's estimate of the amounts to be collected based on the discounted forecasted future cash inflows. A reduction in the receivable of $553 was included in the consolidated statement of operations as a change in estimate.

        The net book value of the assets of DWL was $2,399 at the date of sale and as such the Company had recorded in the previous fiscal year, after consideration of both the discounted liability of $1,011 and the receivable of $583, a net loss on sale of assets in the Consolidated Statements of Operations of $2,827.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at February 28, 2014				as at February 28, 2013
Native Currency	Domestic Currency	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	16,934	1.000	16,934	89.2%	15,890	69.2%
Canadian Dollar	1,084	0.903	979	5.2%	2,671	11.6%
Euro	170	1.381	235	1.2%	3,233	14.1%
Chinese renminbi	1,195	0.163	195	1.0%	339	1.5%
British Pounds	25	1.675	42	0.2%	299	1.3%
Other			608	3.2%	527	2.3%

Total Cash & Cash Equivalents			18,992	100.0%	22,959	100.0%

TOTAL			18,992	100.0%	22,959	100.0%

        As at February 28, 2014, the Company is required to have a minimum of $10,000 held at Comerica Bank [2013 – $7,500].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	February 28, 2014	February 28, 2013
Trade Receivables (gross)	17,936	35,710
Allowance for doubtful accounts	(528)	(258)

Trade Receivables (net)	17,408	35,452

        As at February 28, 2014, one customer exceeded 10% of the total receivable balance. This customer represented 56% of the trade receivables balance [2013 – one customer represented 67% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $541 related to bad debt expense for the year ended February 28, 2014 [2013 – expense of $126].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

6. INVENTORY

        Inventory is comprised of the following:

	February 28, 2014	February 28, 2013
Raw Materials	6,368	10,268
Work in Progress	696	649
Finished Goods	20,748	19,511

Total Production Inventory	27,812	30,428
Inventory held for customer service/warranty	2,604	2,294

Total Inventory	30,416	32,722

        Cost of sales for the year ended February 28, 2014 was $79,348 [2013 – $104,376], which included $74,327 [2013 – $99,856] of costs associated with inventory. The remaining costs of $5,021 [2013 – $4,520] related principally to freight, warranty and other direct costs of sales.

        For the year ended February 28, 2014, the Company recognized an impairment loss on inventory of $1,078 [2013 – $3,443].

        The Company allocates overhead and labour to inventory. Included in cost of goods sold for the year ended February 28, 2014 was overhead allocations of $3,283 [2013 – $3,819]. Included in inventory at February 28, 2014 was overhead allocations of $1,400 [2013 – $1,394].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 28, 2014	February 28, 2013
Deposits on inventory	3,142	2,604
Prepaid expenses	1,759	1,410
VAT receivable (net)	614	720
Deferred financing costs	176	596
Other & miscellaneous receivables	218	747

Total other current assets	5,909	6,077

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

8. PROPERTY AND EQUIPMENT

	February 28, 2014			February 28, 2013
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	18,966	17,036	1,930	5,915
Research and development equipment	2,260	1,976	284	148
Computer hardware	3,137	2,870	267	669
Production fixtures	1,458	1,213	245	208
Leasehold improvements	960	821	139	200
Furniture and fixtures	832	664	168	72
Communication equipment	282	268	14	46
Other	369	248	121	186

Total	28,264	25,096	3,168	7,444

        Depreciation expenses relating to the above property and equipment of $3,573, $67, $1,008 were included in research and development ("R&D"), selling and marketing ("S&M") and general and administrative ("G&A") expenses respectively for the year ended February 28, 2014 [2013: R&D – $4,616; S&M – $121; G&A – $1,125]. Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets are apportioned as follows:

	February 28, 2014				February 28, 2013
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Customer Relationships	1,745	1,544	201	—	1,745	946	201	598
Developed Technology	10,800	1,206	9,594	—	10,800	1,206	9,594	—
Infrastructure Systems Software	2,370	1,212	—	1,158	2,008	535	—	1,473
Computer Software	3,922	3,445	—	477	3,564	2,864	—	700

Total Intangible Assets	18,837	7,407	9,795	1,635	18,117	5,551	9,795	2,771

        For the year ended February 28, 2014, the Company recognized amortization of intangible assets of $1,900 [2013 – $3,748]. The Company estimates that it will recognize $1,443 and $192 respectively for the next two succeeding years.

        During the year ended February 28, 2013, the Company performed analyses of its intangible assets in order to determine whether the carrying value of those assets exceeded the estimated undiscounted future cash flows expected to result from the use or disposition of those assets. Based upon these analyses, the Company determined that the carrying value of its Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, the Company recorded an impairment charge related to intangible assets of $13,812 during the year ended February 28, 2013. During the year ended February 28, 2013, the Company sold intangible assets with a cost base of $14,525 and a net book value, after impairments and amortization, of nil.

        The goodwill impairment test is a three-step process which requires the Company to make assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. Because the Company impaired some intangible assets with finite lives, the Company believed there were qualitative factors in-place that would suggest that the

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

two-step goodwill impairment test would need to be performed. The second step consisted of calculating the fair value of our reporting unit. The Company used both a market based approach and an estimate of discounted future cash flows.

        In applying the market based approach the Company calculated its market capitalization using values from a reasonable time period around the date of the impairment test. The Company applied a control premium that was identified using recent comparable transactions.

        In applying the discounted cash flow methodology, the Company relies on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Management estimates are based upon assumptions we believe to be reasonable, but which, by nature, are uncertain and unpredictable.

        The annual goodwill impairment analysis for fiscal 2014, performed as at August 31, 2013, did not result in any impairment loss.

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	February 28, 2014	February 28, 2013
Trade payables	12,684	36,915
Accrued liabilities	14,537	16,845
Payroll related accruals	1,769	2,629
Warranty accrual	506	573
Income taxes payable	468	—

Total Accounts Payable and Accrued Liabilities	29,964	56,962

        Warranty accrual:

        Within accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty liability for the respective periods:

	Year ended
	February 28, 2014	February 28, 2013
Balance at the beginning of the period	825	1,441
Accruals	750	1,066
Utilization	(956)	(975)
Changes in estimates	—	(707)

Ending Balance	619	825
Short term Portion	506	573
Long term Portion	113	252

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2014, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at February 28, 2014, the Company had drawn $15,000 on the facility [2013 – $15,000].

        The credit facility was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. The new terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the year ended February 28, 2014 the weighted average debt outstanding was $15,000 [2013 – $15,000] and the Company recognized $1,016 in interest expense related to the debt facility [2013 – $1,083] and expensed $622 in deferred financing cost [2013 – $447].

        As at February 28, 2014 and during previous quarters during the fiscal year, the Company was in breach of one of the covenants then in place on the facility. However, the Company obtained a waiver of the breach from its lenders for a period through May 31, 2014 which eliminated any acceleration of repayment of the Company's obligation.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 28, 2014	February 28, 2013
Warranty accrual	113	252
Deferred Revenue	461	531

Total Other Long Term Liabilities	574	783

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. CAPITAL LEASES

        As at February 28, 2014 the Company has capital assets classified as Test Equipment with a cost value of $4,847 under capital lease [2013 – $6,115]. As at February 28, 2014 these assets had accumulated amortization of $4,347 [2013 – $2,874] and a net book value of $500 [2013 – $3,241]. The amortization of these assets are included in the Company's depreciation expense and totaled $2,113 for the year ended February 28, 2014 [2013 – $2,874]

        Associated with the capital lease is interest expense of $98 [2013 – 208] and accretion expense of $222 [2013 – 124] included in Interest expense for the year ended February 28, 2014.

14. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On March 13, 2012 the Company settled a portion of its contingent consideration, with regards to the purchase of Axerra Networks, with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price. The earn-out phase of the acquisition of Axerra Networks Inc. was completed on February 13, 2012, and the amount was determined to be $1,884. Issuance costs were $42.

        On June 1, 2012, as part of the acquisition of the microwave transport business of NSN (now Nokia), the Company issued 2,000,978 common shares of DragonWave, valued at $3.21 CAD per common share based on a 5 day volume weighted average price. A discount of $1,144 and issuance costs of $98 were included in the final amount in shareholders' equity.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 5,800,875 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Year ended February 28, 2014		Year ended February 28, 2013
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	2,529,088	4.89	2,396,079	$5.90
Granted	1,649,550	1.86	711,500	$2.82
Exercised	(313,914)	1.35	(24,047)	$2.06
Forfeited	(691,403)	4.70	(554,444)	$6.72

Closing Balance	3,173,321	$3.71	2,529,088	$4.89

        The following are the weighted average values used in determining the fair value of options granted in 2014 and 2013:

	Year ended
	February 28, 2014	February 28, 2013
Volatility	77.9%	71.5%
Risk Free Rate	1.33%	1.10%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 1,649,550 options granted during the year ended February 28, 2014 were determined to have a fair value of $1,714 [2013, 711,500 – $1,074].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2014:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)
$1.21	$1.44	528,600	4.72	$1.21	—	—	$0.00
$1.45	$2.07	418,950	4.60	$2.05	1,500	0.08	$1.94
$2.08	$2.16	108,000	3.75	$2.08	33,726	3.75	$2.08
$2.17	$2.49	652,250	4.19	$2.24	—	—	$0.00
$2.50	$3.16	507,070	3.40	$2.93	190,443	3.36	$2.94
$3.17	$6.24	307,436	1.32	$5.76	276,738	1.27	$5.79
$6.25	$6.66	33,500	0.44	$6.44	33,370	0.44	$6.44
$6.67	$7.00	369,715	2.20	$6.77	253,686	2.20	$6.77
$7.01	$13.33	247,800	1.07	$10.52	237,850	1.06	$10.60

		3,173,321	3.40	$3.71	1,027,313	$1.89	$6.51

        The Company has recognized $1,292 for the year ended February 28, 2014 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2013 – $1,523]. Stock-based

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

compensation of $505, $249, $538 was included in R&D, S&M and G&A expenses respectively for the year ended February 28, 2014 [2013 – $597, $282, $644].

        As at February 28, 2013, compensation costs not yet recognized relating to stock option awards outstanding is $2,509 [2013 – $2,566] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the year ended February 28, 2014 is $194 [2013 – $24].

        There was no intrinsic value associated with fully vested options at February 28, 2014 [2013 – $366].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 28, 2014 a total of 29,221 common shares were purchased by employees at fair market value, while the Company issued 7,305 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the year ended February 28, 2014 was $23 [2013 – $48]. The fair value of the unearned ESPP shares as at February 28, 2014 was $13 [2013 – $23]. The number of shares held for release, and still restricted under the plan at February 28, 2014 was 7,305 [2013 – 7,760].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As a result of the offering, the Company issued warrants totaling 8,932,500. A clause exists in the form of warrant that states that in the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. Therefore, the Company, as per ASC 815-40 "Derivatives and Hedging – Contracts in Entity's own Equity", recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in the fair value of the warrants are included as a component of Fair value adjustment – warrant liability in the consolidated statement of operations. As at February 28, 2014, 3,171,000 warrants were outstanding and the liability for warrants was decreased to $1,360. In the year ended February 28, 2014 the Company increased its common stock value by $1,830 which represented the value of the 5,761,500 warrants exercised cash-less and realized a gain in the amount of $3,235 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability. Subsequent February 28, 2014, 200,000 warrants were exercised resulting in an issuance of 199,388 of the Company's common shares.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

15. NET LOSS PER SHARE

        The following table illustrates the dilutive impact on net loss per share including the effect of outstanding options and warrants:

	Year Ended
	February 28, 2014	February 28, 2013
Basic Net loss per share
Net loss applicable to shareholders	(34,242)	(54,749)
Weighted average number of shares outstanding	41,438,383	37,495,818

Net Loss per share	$(0.83)	$(1.46)

Diluted Net Loss per share
Net Loss	(34,242)	(54,749)
Weighted average number of shares outstanding	41,438,383	37,495,818
Dilutive effect of warrants	—	—
Dilutive effect of stock options	—	—

Adjusted weighted average number of shares outstanding	41,438,383	37,495,818

Net Loss per share	$(0.83)	$(1.46)

        As at February 28, 2014, 3,173,321 options, and 3,202,562 warrants were excluded from the diluted loss per share calculation as they were anti-dilutive.

16. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 28, 2014 per fiscal year are as follows:

2015	$1,689
2016	$1,272
2017	$915
Thereafter	—

$3,876

        On January 21, 2014, the Company subleased a portion of its Kanata office space and as such has recorded, during the year ended February 28, 2014, net rent expense of $84 representing the present value of the Company's estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

Royalty Commitments

        Under the research and development agreements of DragonWave Networks Ltd., a former subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ["OCS"] of the Ministry of Industry and Trade in Israel. DragonWave was required to pay royalties at the rate of 3% – 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

16. COMMITMENTS (Continued)

        During the prior fiscal year the Company adjusted the contingent royalty liability based on a change in estimate and recognized a gain of $1,542 in the consolidated statement of operations. As at February 28, 2013, the Company no longer had any liability with regards to the OCS as a result of the Disposition of DragonWave Limited, see Note 3.

17. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended
	February 28, 2014	February 28, 2013
Changes in non-cash working capital balances:
Restricted cash	—	177
Trade receivables	17,503	(25,737)
Inventory	1,228	2,571
Other current assets	(305)	469
Contingent receivable	13,843	2,135
Accounts payable and accrued liabilities	(20,603)	42,079
Deferred revenue	(179)	557
Contingent liabilities	(432)	—
Other long term liabilities	—	(280)

	11,055	21,971

18. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2014	February 28, 2013
Canada	(22,021)	(46,656)
Luxembourg	(12,989)	(15,367)
United States	149	(38,815)
Other	919	45,750

	(33,941)	(55,088)

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

        Income tax expense (recovery) consists of the following:

	2014	2013
Current
Canada	22	59
Foreign	338	133

Total	360	192

Deferred
Canada	—	—
Foreign	38	(273)

Total	38	(273)

Income tax expense (recovery)	398	(81)

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	2014	2013
Income (loss) before income taxes	(33,941)	(55,088)
Statutory income tax rate	26.50%	26.50%
Expected income tax expense	(8,994)	(14,598)
Foreign tax rate differences	3,235	(1,036)
Non-deductible expenses and non-taxable income	(577)	2,498
Change in valuation allowances	8,307	16,132
Change in enacted tax rates	—	(3,312)
Expiry of unrecognized tax credits	1,079	—
Research and development tax credits	(959)	(2,039)
Prior year adjustments	(1,669)	2,545
Other	(24)	(271)

	398	(81)

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

        The Company's deferred tax assets and liabilities include the following significant components:

	2014	2013
SR&ED expenditures	7,595	6,649
Research and development tax credits	13,980	13,021
Income tax loss carry forwards	27,785	23,320
Income and expense reserves	122	457
Book and tax differences on assets	602	325
Share issue expenses	102	412
Capital loss	19,015	15,676
Ontario Harmonization tax credit	—	1,079

Gross future tax assets	69,201	60,939
Valuation allowance	(67,596)	(59,289)

Net deferred tax assets	1,605	1,650

        As at February 28, 2014, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $89,914, United States – $8,271, Luxembourg – $54,469. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in Fiscal 2029 until Fiscal 2032. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the U.S. expire between 2022 and 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc. by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc. that may be used has been calculated as $521.

        As at February 28, 2014, the Company had $15,586, of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,550, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As of February 28, 2014, the Company has not recorded any liabilities associated with unrecognized tax benefits.

        The Company remains subject to examination by tax authorities in Canada for tax years 2006 to 2013 and in the United States for tax years 2010 to 2013.

        No deferred income taxes have been provided on undistributed earnings or relating to cash held in foreign jurisdictions, as the Company has determined that any income or withholding taxes on repatriation would not be significant.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

19. RELATED PARTY TRANSACTIONS

        The Company purchased repair services from a network repair company which has a member who serves on both companies' Board of Directors. During the year ended February 28, 2014, the Company paid $73, relating to the purchase of services from this repair facility.

        The Company leases premises from a real estate company controlled by a former member of the Board of Directors. The real estate company ceased to be a related party on June 12, 2012. During the year ended February 28, 2013, the Company paid $1,811, relating to the rent, operating costs, and leasehold improvements associated with this real estate.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

20. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2014	February 28, 2013
Assets held at fair value (1)	19,011	36,802
Loans and receivables (2)	21,363	37,519
Other financial liabilities (3)	45,838	74,435
Liabilities held at fair value (4)	1,360	255

(1)
Includes cash, cash equivalents, contingent receivables and forward exchange contracts of $19

(2)
Includes trade receivables, deposits on inventory, vat receivable, and other & miscellaneous receivables

(3)
Includes accounts payable, accrued liabilities, debt facility, and lease obligations

(4)
Includes warrant liability and contingent liabilities

Fair value

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value:

        Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 – Significant unobservable inputs which are supported by little or no market activity.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

        Cash and cash equivalents are measured using Level 1 inputs.

        The Company's foreign exchange forward contracts are classified within Level 2 as they are based on foreign currency rates quoted by banks and other public data source. The fair values of the foreign exchange forward contracts are based upon the difference between the forward exchange rate and the contract rate with expected cash flows and effect on the consolidated statements of operations expected to occur upon settlement;

        The Company's contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts;

        The warrant liability is classified as Level 3. The Company used a Monte-Carlo Simulation model to estimate the fair value of the warrants. Significant assumptions used at February 28, 2014 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure;

        As at February 28, 2014, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

        As at February 28, 2013, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Contingent receivable	—	13,843	13,843
Financial Liabilities
Contingent liabilities	—	255	255

        A reconciliation of the warrant liability measured at fair value with the use of significant unobservable inputs (Level 3) for the year ended February 28, 2014 follows:

	Year ended February 28, 2014
	Warrants	$
Balance at March 1, 2013	—	—
Issuance of warrants	8,932,500	6,425
Fair value adjustment – warrant liability	—	(3,235)
Exercise of warrants	(5,761,500)	(1,830)

Balance at February 28, 2014	3,171,000	1,360

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferring financing costs, recognized during the year ended February 28, 2014 was $1,128 on the Company's cash, cash equivalents, and debt facility [2013 – Expense of $1,215].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, and restricted cash in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. Our foreign exchange forward contracts mature in March 2014 and have a notional value of $1,242. During the year ended February 28, 2014, the Company recorded approximately $19 of gains related to its foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of February 28, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $135 for the year ended February 28, 2014 [2013 – increase of $42], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 28, 2014.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 28, 2014, the Company had cash and cash equivalents totaling $18,992 [2013 – $22,959]. Based on current revenue expectations, the continuing availability of credit facilities, and other options available, the Company believes that its liquidity risk is manageable.

21. SEGMENTED INFORMATION

        The Company operates in one operating segment – broadband wireless backhaul equipment.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. SEGMENTED INFORMATION (Continued)

        The following table presents total net book value of property and equipment, intangible assets and goodwill by geographic location:

	For the Year Ended
	February 28, 2014		February 28, 2013
	Amount	%	Amount	%
Canada	1,785	11%	3,393	15%
United States	11,927	71%	11,928	53%
Malaysia	571	3%	847	4%
Luxembourg	1,381	8%	5,517	25%
Other	1,066	7%	457	3%

Total	16,730	100%	22,142	100%

        The following table presents total revenues by geographic location:

	For the year ended
	February 28, 2014		February 28, 2013
	Amount	%	Amount	%
Canada	5,288	6%	6,402	5%
North America (excluding Canada)	19,035	21%	29,225	24%
Europe, Middle East, and Africa (excluding Finland)	11,330	13%	7,525	6%
Finland	38,140	42%	58,121	47%
India	9,093	10%	15,018	12%
Other	7,125	8%	7,586	6%

Total Revenue	90,011	100%	123,877	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

        During each of the periods presented revenue is comprised of:

	For the year ended
	February 28, 2014		February 28, 2013
	Amount	%	Amount	%
Product Sales	84,960	94%	119,080	96%
Services	5,051	6%	4,797	4%

Total Revenue	90,011	100%	123,877	100%

22. ECONOMIC DEPENDENCE

        The Company was dependent on one key customer with respect to revenue in the year ended February 28, 2014. This customer represented approximately 59% of sales for the year ended February 28, 2014 [2013 – 63%].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

23. EXPENSES

        Included in general and administrative expenses is $528 related to premises rental expense for the year ended February 28, 2014 [2013 – $625]. Total rental expense for the year ended February 28, 2014 was $2,602 [2013 – $4,715].

24. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the year ended February 28, 2014, the Company had no restructuring activities. During the year ended February 28, 2013, the Company implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of the microwave transport business of NSN (now Nokia). One of these changes aimed at reducing its operating expenses in order to better align it with its revenues. Restructuring charges of $2,085 related to severance costs were recognized during the year ended February 28, 2013.

        As at February 28, 2013 the Company had a liability of $488 related to restructuring activities. As at February 28, 2014 the Company has no remaining liability.

25. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

26. SUBSEQUENT EVENTS

        Subsequent to February 28, 2014, the non-controlling interest which owns a portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited, contributed $167 in capital contribution. The Company had contributed its portion during the year ended February 28, 2014.

ITEM 19.    Exhibits.

1.0	Restated Articles of Incorporation of the Company
1.1	Composite Form of By-Laws (as amended) of the Company
4.1	DragonWave Inc. Employee Share Purchase Plan (filed as Exhibit 4.1 on Form S-8 filed with the Securities and Exchange Commission on February 24, 2010)
4.2	DragonWave Inc. Sixth Amended and Restated Key Employee Stock Option Plan (filed as Appendix C to Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on May 17, 2013)
4.3	DragonWave Inc. Share Based Compensation Plan (filed as Exhibit 4.2 on Form S-8 with the Securities and Exchange Commission on July 8, 2014)
8.1	List of subsidiaries
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015
15.2	Management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2014

101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGONWAVE INC.
By:	/s/ PETER ALLEN Peter Allen President and Chief Executive Officer

Date: May 27, 2015

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. Identity of Directors, Senior Management and Advisers.
  ITEM 2. Offer Statistics and Expected Timetable.
  ITEM 3. Key Information.
  A. Selected Financial Data.
  B. Capitalization and Indebtedness.
  C. Reasons for the Offer and Use of Proceeds.
  D. Risk Factors.
  ITEM 4. Information on the Company.
  A. History & Business Developments
  B. Description of the business
  C. Corporate Structure
  D. Property, plants and equipment.
  ITEM 4A. Unresolved Staff Comments.
  ITEM 5. Operating and Financial Review and Prospects.
  A. Operating results
  B. Liquidity and capital resources
  C. Research and Development
  E. Off-balance sheet arrangements.
  F. Tabular Disclosure of Contractual Obligations
  ITEM 6. Directors, Senior Management and Employees.
  A. Directors and Senior Management.
  B. Compensation.
  C. Board Practices.
  D. Employees.
  E. Share Ownership.
  ITEM 7. Major Shareholders and Related Party Transactions.
  A. Major Shareholders.
  B. Related Party Transactions.
  C. Interests of Experts and Counsel.
  ITEM 8. Financial Information.
  A. Consolidated Financial Statements and Other Financial Information.
  ITEM 9. The Offer and Listing.
  ITEM 10. Additional Information.
  A. Share Capital.
  B. Memorandum and Articles of Association
  C. Material Contracts
  D. Exchange Controls.
  E. Taxation.
  F. Dividends and Paying Agents.
  G. Statements by Experts.
  H. Documents on Display.
  I. Subsidiary Information.
  ITEM 11. Quantitative and Qualitative Disclosures About Market Risk.
  ITEM 12. Description of Securities Other Than Equity Securities.
  A. Debt Securities.
  B. Warrants and Rights.
  C. Other Securities.
  D. American Depositary Shares.
PART II
  ITEM 13. Defaults, Dividend Arrearages and Delinquencies.
  ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
  E. Use of Proceeds
  ITEM 15. Controls and Procedures.
  ITEM 16. RESERVED
  ITEM 16A. Audit Committee Financial Expert.
  ITEM 16B. Code of Ethics.
  ITEM 16C. Principal Accountant Fees and Services.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS
  ITEM 16D. Exemptions from the Listing Standards for Audit Committees.
  ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
  ITEM 16F. Change in Registrant's Certifying Accountant.
  ITEM 16G. Corporate Governance.
  ITEM 16H. Mine Safety Disclosure.
PART III
  ITEM 17. Financial Statements.
  ITEM 18. Financial Statements.
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except common share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except common share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts
  ITEM 19. Exhibits.
SIGNATURES