Form 20-F
period 2016-02-29
DRAGONWAVE INC
filed 2016-05-31
CIK 1178946

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 29, 2016
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

Title of each class

Common Shares, no par value

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As at February 29, 2016, 3,020,069 common shares of the Registrant were issued and outstanding.

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

Large accelerated filer ☐                       Accelerated filer ☐                       Non-accelerated filer ☒

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
Yes ☐ No ☒

Information Contained in this Annual Report

        All information in this Annual Report on Form 20-F, or our Annual Report, is presented as of February 29, 2016 unless otherwise indicated.

        Unless the context requires otherwise, references in this Annual Report to "DragonWave", "we", "us", "our" or "the Company" include DragonWave Inc., incorporated in Canada, DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave Pte. Ltd., incorporated in Singapore, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India.

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

ITEM 2.    Offer Statistics and Expected Timetable.

        Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

        The selected financial data set forth in the table below has been derived from our audited historical financial statements for each of the years from 2012 to 2016. The selected consolidated statement of operations data for the years 2016 and 2015 and the selected consolidated balance sheet data at February 29, 2016 and 2015 have been derived from our audited consolidated financial statements set forth in "Part III — Item 18. Financial Statements". The selected consolidated statement of operations data for the years 2012 through 2014 and the selected consolidated balance sheet data at February 29, 2012, February 28, 2013 and February 28, 2014 have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). You should read the consolidated financial data with the section of this Annual Report entitled "Part I — Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those financial set forth in "Part III — Item 18. Financial Statements".

        The tables are expressed in USD $000's except share and per share amounts.

Selected Consolidated Statements of Operation Data

	For the year ended
	Feb 29 2012	Feb 28 2013	Feb 28 2014	Feb 28 2015	Feb 29 2016
Revenue	45,656	123,877	90,011	157,766	86,295
Gross Profit	16,401	19,501	10,663	27,994	13,971
Gross Profit %	35.9%	15.7%	11.8%	17.7%	16.2%
Operating Expenses	54,956	76,709	50,236	47,717	37,776
Loss before other items	(38,555)	(57,208)	(39,573)	(19,723)	(23,805)
Net loss applicable to shareholders	(33,481)	(54,749)	(34,242)	(21,520)	(42,304)
Net loss per share
Basic & Diluted	(23.57)	(36.50)	(20.66)	(7.90)	(14.01)
Weighted average number of shares outstanding
Basic & Diluted	1,420,267	1,499,832	1,657,535	2,724,467	3,019,259

Selected Consolidated Balance Sheet Data

	For the year ended
	Feb 29 2012	Feb 28 2013	Feb 28 2014	Feb 28 2015	Feb 29 2016
Cash and cash equivalents	52,975	22,959	18,992	23,692	4,277
Trade receivables	9,850	35,452	17,408	48,626	18,986
Inventory	27,043	32,722	30,416	24,294	22,702
Total other current assets	5,570	19,989	5,978	5,895	2,777
Long term assets	24,683	23,872	18,326	18,546	4,325
Total assets	120,121	134,994	91,120	121,053	53,067
Total liabilities	18,056	79,384	49,677	76,285	48,840
Shareholders' equity	101,727	55,594	41,524	43,801	2,520
Shares issued and outstanding	1,423,448	1,521,931	2,320,349	3,011,632	3,020,069

Share Consolidation

        On February 2, 2016, following shareholder approval at a special meeting held on January 26, 2016, we confirmed the consolidation (the "Consolidation") of our common shares on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share. Unless otherwise noted, the information contained in this Annual Report is presented on a post-Consolidation basis.

B.    Capitalization and Indebtedness.

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

        Not applicable.

D.    Risk Factors.

        The following are some of the important factors related to our business and industry that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our need for working capital will intensify if we are successful in winning new business;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll-outs on a basis that meets customer requirements;

  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;

  •
  our ability to successfully manage our resources;

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

  •
  our exposure to potential product defects and product liability claims and health and safety risk relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers; and

  •
  disruption resulting from economic and geopolitical uncertainty.

        In particular, in our most recent fiscal year ended on February 29, 2016, approximately 44% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's combination with Alcatel-Lucent, have resulted in our conclusion that new product sales through this channel are unlikely.

        See "Part I — Item 4. "Information on our Business — Mergers & Acquisitions and Joint Ventures — Acquisition of Microwave Transport Business of NSN and Relationship with Nokia".

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

  •
  expense and risks associated with the loss of our ability to use the multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada;

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

  Risks Related to our Business and Industry

We have limited cash resources and we have had to depend on our credit facilities and accommodations by our lenders and certain suppliers.

        While our objective is cash flow break-even from operations, given the volatility in our revenues we cannot accurately predict when that objective will be achieved, if at all. We intend to continue to rely on our revolving credit facilities to provide working capital to finance our operations. As discussed above, during the fiscal year ended February 29, 2016, we were in breach of certain covenants under our credit facilities and entered into a forbearance agreement with Comerica Bank. Subsequent to February 29, 2016, we entered into a new forbearance agreement which expired on May 18, 2016. We are currently negotiating a new forbearance agreement with our lenders.

        We are dependent on the continued availability of these credit facilities or alternative sources of financing. Alternative sources of financing could include public or private debt or equity financings. Our ability to access our existing credit facilities and/or alternative sources of funding is heavily dependent on the rollout by our customers of large network enhancement projects which include a microwave backhaul component. If one of our current or targeted large customers significantly reduces or delays expected purchases of our products or services, our cash resources will be materially adversely affected.

        In order to maintain our credit facilities in good standing, we must comply with bank covenants and carefully manage our cash. From time to time this places constraints on our ability to make investments and ramp up our operations.

        In addition, we have benefited from a low interest environment. If interest rates increase, our costs of borrowing will increase, which may adversely affect our financial condition.

        The Company relies on flexible payment terms from its suppliers as part of its working capital strategy. In some case, this has included extended payment terms. While we expect our suppliers to continue to support this approach, there can be no guarantee that our suppliers will continue to support the payment terms that we have relied on in the past, and any changes would result in further working capital pressures on the Company.

We rely on a small number of customers for a large percentage of our revenue.

        Historically, we have relied on a small numbers of customers for a large percentage of our revenue. During the fiscal year ended February 29, 2016, we reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. We have been dependent, and expect that in at least the next twelve months we will continue to be dependent, on a small number of key customers. Nokia represented approximately 44% of our sales for the fiscal year ended February 29, 2016 and we expect this revenue to decline rapidly over time. Other key customers accounted for 15% and 11% of revenue respectively in the fiscal year ended February 29, 2016.

        We are heavily dependent on the rollout by our customers of large network enhancement projects which include a microwave backhaul component for our revenue. These projects are capital intensive for our target customers and are subject uncertain timing and budgetary decisions. If one of our large customers significantly reduces or delays expected purchases of our products or services, our revenue will be adversely affected.

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

Our need for working capital will intensify if we are successful in winning new business.

        An increase in demand for our products, including through successfully winning new business, will increase our need for working capital to support the supply of such products to our customers. Spikes in demand as a result of the project-based nature of network deployments will strain our financial resources. To the extent that our working capital funding requirements exceed our financial resources, we will need to seek additional sources of debt or equity financing to support our working capital needs. Furthermore, additional financing may not be available on terms favorable to us, or at all. A failure to obtain additional financing could prevent us from making expenditures that may be required to respond effectively to an increase in demand for our products.

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

We are subject to product warranty claims and inventory and account receivables exposure in relation to recent product quality issues.

        As discussed under "Part I — Item 8. Financial Statements — A. Consolidated Financial Statements and Other Financial Information", in January 2016, an arbitration process was initiated with a customer in India to resolve a dispute over inventory shipped to them in June 2015. The value of the inventory shipped is $4.7 million. The customer has submitted their claim statement which we feel has no merit. We will submit a counter-claim for the material shipped, orders cancelled and other damages in June 2016. The arbitration hearing is set for July, 2016. As of the date of this Annual Report, the outcome of this matter is not determinable but there can be no guarantee that the arbitration decision in this matter will be favorable to us.

Future revenue opportunities through our channel partners is uncertain.

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

        In our fiscal year ended February 29, 2016 our principal channel partner was Nokia. Our sales through the Nokia channel accounted for 44% of our revenues in the 2016 fiscal year. As discussed above, we expect sales through the Nokia channel to decrease significantly and rapidly as a result of Nokia's acquisition of Alcatel-Lucent and its competing microwave product lines. See "Part I — Item 4. "Information on our Business — Mergers & Acquisitions and Joint Ventures — Acquisition of Microwave Transport Business of NSN and Relationship with Nokia".".

        Most of our channel partners also sell products and services of our competitors. If some of our competitors offer their products and services to our channel partners on more favorable terms or have more products or services available to meet their needs, there may be pressure on us to reduce the price of our products or services or increase the commissions payable to channel partners, failing which our channel partners may stop carrying our products or services or de-emphasize the sale of our products and services in favor of the products and services of our competitors.

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

        We depend on the services of our key technical, sales, marketing and management personnel. The loss of any of these key persons could have a material adverse effect on our business, results of operations and financial condition. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, sales, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future. Stock options and other share based compensation comprise a significant component of our compensation of key employees, and if our share price declines, it may be difficult to recruit and retain such individuals. The size of our pool for share based awards (including options) may limit our ability to use equity incentives as a means to recruit and retain key employees. Our inability to attract and retain the necessary technical, sales, marketing and management personnel may adversely affect our future growth and profitability. We have recently implemented reductions in the salaries of our executive officers. In the future, it may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased. We do not currently maintain corporate life insurance policies on key employees.

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

        Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of conversion of our sales prospects into revenue could cause us to plan or budget inaccurately, and those variations could adversely affect our financial results. Delays or reductions in the amount or cancellations of customers' purchases would adversely affect our business, results of operations and financial condition.

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

We rely primarily upon two outsourced manufacturers for manufacturing and we are exposed to the risk that these manufacturers will not be able to satisfy our manufacturing needs on a timely basis.

        We do not have any internal manufacturing capabilities and we rely upon a small number of outsourced manufacturers to manufacture our products. Substantially all of our products are currently manufactured by Jabil and Plexus. See "Part I — Item 4. Information on the Company — B. An Overview of our Business — Our Production and Repair Capabilities". Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our outsourced manufacturers, including:

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

        Although we believe that Jabil and Plexus have sufficient economic incentive to perform our manufacturing, the resources devoted to these activities by Jabil and Plexus are not within our control, and there can be no assurance that manufacturing problems will not occur in the future. Insufficient supply or an interruption or stoppage of supply from Jabil and Plexus or our inability to obtain additional manufacturers when and if needed, could have a material adverse effect on our business, results of operations and financial condition.

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

        The intensely competitive market in which we conduct our business has required us to reduce our prices, and may require us to do so in the future. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products and services, we may be required to lower our prices or offer other favorable terms to compete successfully. In the past, certain changes in our pricing models have had a negative impact on our margins and operating results. Any such changes in the future could reduce our margins and could adversely affect our operating results.

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

        In particular, our products are optimized for service providers that wish to deploy networks based on emerging 3G+ technologies such as High-Speed Packet Access ("HSPA"), and Long-Term Evolution ("LTE"). There can be no assurance that there will be sufficient end-user demand for services offered using these emerging network technologies. Other competing technologies may be developed that have advantages over these emerging technologies, and service providers of other networks based on these competing technologies may be able to deploy their networks at a lower cost, which may allow these service providers to compete more effectively.

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

        Moreover, license agreements with third parties may not include all intellectual property rights that may be issued to or owned by the licensors, and future disputes with these parties are possible. Current or future negotiations with third parties to establish license or cross license arrangements, or to renew existing licenses, may not be successful and we may not be able to obtain or renew a license on satisfactory terms, or at all. If we cannot obtain required licenses, or if existing licenses are not renewed, litigation could result.

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

        Our business model is to sell our products across the world in jurisdictions where service providers are building new communications networks or expanding existing networks, and our sales and operations are, therefore, global in nature. As a result of the completion of the NSN Transaction (as defined below), our exposure to international markets was significantly increased. Our current and future international operations subject us to a variety of risks, including:

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

        In addition to government regulations regarding sale and export, we are subject to other regulations regarding our products. For example, the SEC has adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These new rules and verification requirements may impose additional costs on us and on our suppliers, and may limit the sources or increase the prices of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage, and our reputation may be harmed.

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

        During the deployment phase with a new Tier 1 customer in India we experienced an unexpected problem with our product. Our root cause analysis identified the cause of the problem and a plan was developed which would fully address the problem through a retrofit. Replacement parts for the retrofit involve a well-known and reliable technology and are readily available. The customer was advised of this solution, however the deployment has not resumed and the customer has initiated an arbitration process with the Company. We continue to pursue a resolution to this matter and we may face additional costs associated with this situation. See "Part I – Item 8. Financial Statements – A. Consolidated Financial Statements and Other Financial Information" below.

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

        The 2013 Warrants (as defined below) issued in the 2013 Offering (as defined below) provide that the exercise price will adjust to the lowest price per share at which we sell or issue or are deemed to sell or issue additional shares (with certain exceptions) (a "full-ratchet" adjustment). Because these price adjustment provisions will have the effect of lowering the price at which our common shares are issued upon exercise of the Warrants, if we are unable to raise additional capital at an effective price per share that is higher than the exercise price of these Warrants, these provisions may make it more difficult and more expensive for us to raise capital in the future. As of the date of this Annual Report there are 2,088,750 of the 2013 Warrants outstanding exercisable for up to 522,187 common shares.

        In connection with the 2014 Offering (as defined below), the "full-ratchet" adjustment provisions of the 2013 Warrants were engaged, and the exercise price of the 2013 Warrants was changed from $2.70 per share to $1.30 per share (on a pre-Consolidation basis). In connection with the 2016 Offering, the "full-ratchet" adjustment provisions of the 2013 Warrants was once again engaged, and the exercise price of the 2013 Warrants was changed such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $6.76 per share.

Certain provisions of our outstanding 2013 Warrants and 2016 Warrants may make it more difficult and expensive, or impossible, for us to undertake or complete certain business transactions.

        The 2013 Warrants and the 2016 Warrants (as defined below) provide that, upon the consummation of a "Fundamental Transaction", we or our successor entity (if applicable) will purchase any outstanding 2013 Warrants or 2016 Warrants, as applicable, from the holders by paying to such holders an amount in cash equal to 100% of the "Black Scholes Value" (as such term is defined in the applicable form of warrant). As a result, completing certain business transactions may be more costly than anticipated and could result in an inability or failure to complete such transactions. A "Fundamental Transaction" means that we or any of our subsidiaries directly or indirectly, in one or more related transactions:

  •
  consolidate, amalgamate or merge with or into (whether or not we are, or one of our subsidiaries is, the surviving corporation) any other "Person" (as that term is defined in the form of warrant); provided however that the winding-up, consolidation, amalgamation or merger of any of our wholly-owned subsidiaries into us, in which we are the continuing or surviving entity, shall not qualify as a Fundamental Transaction, or

  •
  sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all the properties or assets of us and our subsidiaries, considered on a consolidated basis, to any other Person (other than a transfer of assets among us and our wholly-owned subsidiaries), or

  •
  allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding common shares; (not including any common shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or

  •
  consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other Person whereby such other Person acquires more than 50% of our outstanding common share (not including any common shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or

  •
  reclassify our common shares, or

  •
  for purposes of the 2013 Warrants, any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding common shares.

Due to the speculative nature of warrants, it may not be profitable for holders of the 2013 Warrants, the 2014 Warrants or 2016 Warrants to exercise such warrants.

        The 2013 Warrants, the 2014 Warrants (as defined below) and the 2016 Warrants do not confer common share voting rights on their holders, but rather represent the right to acquire common shares for a limited period of time. Specifically, holders of the 2013 Warrants may exercise their right to acquire common shares and pay an exercise price of $6.76 per share upon the exercise of 25 whole 2013 Warrants prior to September 23, 2018. The holders of the 2014 Warrants may exercise their right to acquire common shares and pay an exercise price of C$56.25 per share upon the exercise of 25 whole 2014 Warrants prior to August 1, 2016. At any time after October 13, 2016, the holders of the 2016 Warrants may exercise their right to acquire common shares and pay an exercise price of $8.50 per one whole 2016 Warrant. The market price of the common shares may not ever equal or exceed the exercise price of the 2013 Warrants, 2014 Warrants or 2016 Warrants, as applicable, and consequently, it may not be profitable for holders of the 2013 Warrants, 2014 Warrants or 2016 Warrants to exercise such warrants. The market value of the Warrants is uncertain.

We will require additional capital and no assurance can be given that such capital will be available at all or available on terms acceptable to us.

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

        Our outstanding common shares are listed on both the Toronto Stock Exchange ("TSX") and NASDAQ Capital Market. The trading price of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of our common shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire common shares.

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

        We would lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. If we are not a foreign private issuer, we would not be eligible to use the MJDS, if we regain eligibility, or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

As of the date of this Annual Report, we do not have the ability to use the MJDS, which may result in significant additional costs and expenses to us and make it more difficult to raise capital in the public markets.

        At this time, we are not eligible to use MJDS. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. MJDS allows eligible Canadian issuers to use MJDS forms to offer securities publicly in the United States using a Canadian prospectus that is subject to review only by Canadian securities regulatory authorities. To be eligible to use MJDS, an issuer must have a public float of at least $75 million. As of the date of filing this Annual Report our public float is below $75 million. If we continue to be unable to use MJDS, it may be more difficult and costly for us to raise capital in the public markets.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

        The obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on our management. In particular, should we meet the requirements for eligibility to use MJDS, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

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

        Our management has broad discretion in how it uses the net proceeds received by us from the 2016 Offering, as well as any offering we have completed or may complete in the future, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from any offering in a manner that does not produce income or that loses value.

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

ITEM 4.    Information on our Company.

A.    History & Business Developments

Name, Address and Incorporation

        DragonWave Inc. was incorporated on February 24, 2000 by Certificate and Articles of Incorporation issued under the Canada Business Corporations Act (the "CBCA"). DragonWave's last financial year ended on February 29, 2016. The head office of DragonWave is located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada K2K 3C9.

Business Description

        Founded in 2000, we are a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol ("IP") networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as "links"), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network. Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.

        Our products principally perform the backhaul function in a communication service provider's network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, LTE) small cells and large "out of territory" enterprises to nodes on the fiber optic core network.

        Our line of wireless carrier-Ethernet links is marketed under the Horizon trade names. Our products are carrier-grade and operate primarily in licensed spectrum bands to minimize interference.

        In 2011, we introduced our Avenue solution, which was designed to provide high levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. The Avenue solution is a small device, utilizing a small antenna, to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally shielded enclosure. This is a hardened, all-outdoor, zoning-friendly and fully integrated solution that was designed specifically for service providers to deploy microcellular coverage with high-performance backhaul.

        On June 1, 2012, we acquired our Harmony product line from Nokia pursuant to the NSN Transaction (as defined below). The Harmony product line is a multi-service wireless platform enabling time-division multiplexing (TDM) and packet-based services across wireless or wireline infrastructure. Harmony is rebranded by Nokia as FlexiPacket.

        In 2013, we introduced our Harmony Lite and Avenue Link Lite products lines. These product lines are DragonWave's first products in the sub-6GHz bands. The Lite products operate in licensed and unlicensed bands, and provide line of sight (LoS), and non-line of sight connectivity. The Lite product line is an important part of our small cell backhaul offering in the Avenue family.

        In 2014, we introduced our Harmony Eband product. Harmony Eband operates in the 70/80 GHz bands. It provides capacities of up to 2.5 Gbps, and operates in low cost bands, providing mobile operators with a much lower total cost of ownership and scalability strategy. Although the 70/80 GHz market is still evolving, we think it will expand quickly and we expect this expansion to be sustained.

        Also in 2014, we introduced Harmony Enhanced, a high capacity, long reach, multi-service radio operating in the 6-42 GHz spectrum bands. Harmony Enhanced merges the performance and reliability of DragonWave's flagship Harmony Radio and Horizon Compact+ into a next-generation, ultra high-capacity microwave system.

        In January 2016, we introduced Harmony EnhancedMC, an ultra-high capacity, multi-service microwave system operating in the 6-42 GHz spectrum bands that provides dual channel support and extended reach. Harmony EnhancedMC delivers the next level of capacity by introducing integrated dual carrier and fully integrated XPIC capabilities into a single Outdoor Unit (ODU) antenna configuration. With its integrated switch, and the industry's first 10GE port on a wireless backhaul radio, Harmony EnhancedMC delivers a true all-outdoor, Ethernet solution with excellent system gain and spectral efficiency.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services.

        Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers. These service providers offer high-speed digital communication services over wireless access networks, employing IP-based wireless network access technologies such as advanced (3G, 4G and 5G) cellular technologies, as well as WiFi. The market addressed by these wireless service providers is characterized by significant growth in number of subscribers, coverage area, and bandwidth requirements per subscriber, and a corresponding need to reduce the cost per bit of the backhaul network. (See Cisco® Visual Networking Index (VNI) Global Mobile Data Traffic Forecast Update dated February 3, 2016, http://www.cisco.com/c/en/us/solutions/collateral/service- provider/visual-networking-index-vni/mobile-white-paper-c11-520862.html). We also target other markets, including wireless extension of fixed-line networks to directly connect high-bandwidth end-customers to the core network, and private networks of large multi-site organizations such as Fortune 500 enterprises, municipalities and government organizations.

        The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        We commenced commercial deployment of our products in 2002 and, as of February 29, 2016, have shipped approximately 154,867 links (each link contains 2-4 units). In the fiscal year ended February 29, 2016, we delivered products to 184 customers, in 58 countries. Customers included: Nokia, Reliance Jio Infocomm (India) ("Reliance Jio"), TESSCO (United States), Samsung, Alliance Communications (United States) and Xplornet (Canada).

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

        Consideration paid on closing by DragonWave S.à r.l. was $12.7 million in cash and DragonWave common shares with a market value of $5.3 million. The cash payment was made in Euros.

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

8,652

        The purchase price set out in the table above consisted of the following components: (a) cash delivered on closing; (b) DragonWave common shares delivered on closing with a fair value of $5.3 million which reflects that Nokia was subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; (c) other consideration deferred for specific tangible assets; and (d) a contingent receivable which was based on business performance in the twelve months following closing.

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

        On April 10, 2013, we announced changes to our operational framework with Nokia (the "Renewed Framework"). Under the terms of the Renewed Framework, on April 12, 2013, Nokia paid $13.8 million to us which settled the balance of our contingent receivable. Nokia took on additional commitments and costs so that we could continue to develop and supply the microwave product line we acquired from Nokia. The services agreement, pursuant to which Nokia provided research and development and certain other services to us since June 1, 2012, was terminated. As a result, we reduced accounts payable by $13.3 million. We also eliminated capital assets with a net book value of $0.6 million and the corresponding capital lease obligation associated with the Italian operations in the amount of $1.3 million. During the year ended February 28, 2014, we also reduced a capital lease obligation associated with our operations in India by $0.4 million based on a revised agreement with Nokia.

        Under the terms of the Renewed Framework, we also recorded a liability for a termination fee for $8.7 million at May 31, 2013 which was scheduled to be paid in several tranches. During the first quarter of fiscal 2015, we revised the estimated termination fee and entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. To the date of this Annual Report we have paid $4.4 million, and the termination liability is currently valued at $3.3 million. We expect to pay the balance during fiscal year 2017.

        When the NSN Transaction was completed, many aspects of our business were substantially changed, including our revenue profile, product offering, mix of geographic markets, distribution channels, contract manufacturing arrangements, R&D activities and employee base.

        In April 2015, Nokia announced its proposed combination with Alcatel-Lucent, which has a vertically integrated microwave business unit. The combination was finalized on January 14, 2016. As a result of these developments, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. We will continue to provide software maintenance and level 3 hardware support to Nokia for the large installed base of network elements deployed by both our Company and Nokia to date. In addition, we expect to sell the Harmony FlexiPacket Multiradio (Harmony Radio) product family and legacy products through the Nokia channel to customers who wish to continue with this platform, although we do expect these sales levels to decrease over time. To facilitate these ongoing activities, our global framework agreements will continue in place.

Acquisition and Disposition of Axerra Networks, Inc.

        On October 14, 2010, we announced the acquisition of Axerra Networks, Inc. ("Axerra"). Axerra was well known in the mobile network industry as a leader in pseudowire technology and had a product portfolio that allowed carriers to address the increasing need to carry legacy TDM traffic over a packet based network.

        DragonWave acquired Axerra (the "Axerra Acquisition") in an all cash transaction valued at $9.5 million. The earn-out phase of the Axerra Acquisition was completed on February 13, 2012 and, based on sales performance since the completion of the Axerra Acquisition, the earn-out amount was $1.9 million, raising the value of the transaction to $11.4 million. At DragonWave's option, a portion of the earn-out was paid in cash, in the amount of $0.1 million with the balance of the earn-out being paid (on a pre-Consolidation basis) in 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price. Axerra was renamed DragonWave Ltd. following the Axerra Acquisition.

        Over the course of the fiscal year ended February 28, 2013, the revenue levels generated by the product portfolio of Axerra declined dramatically and the R&D activity in Israel was discontinued. In addition, the closing of the NSN Transaction resulted in some product redundancies. On January 23, 2013, we entered into a share purchase agreement to dispose of all of the issued and outstanding shares of Axerra for a nominal amount to several Israeli based companies.

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

        With the completion of India's 3G and BWA radio-access spectrum auctions, service providers are rolling out 3G and 4G IP-based networks in order to support the bandwidth and service requirements of the new HSPA and LTE base stations that will use this spectrum.

        The Joint Venture Company had sales in fiscal 2016 of $10.1 million primarily as a result of locally sourced material and the provision of installation and commission services to Reliance Jio, as well as the sale of hardware through the Nokia channel in the region.

Equity Offerings & Transactions (Over the Last Three Fiscal Years)

Offerings of Units

        On April 11, 2016, we completed an equity offering previously announced on April 7, 2016. In connection with this offering, we entered into securities purchase agreements (each a "Purchase Agreement") with certain institutional investors providing for the issuance and sale by us of 599,998 common shares and a price per share equal to US$7.25. The common shares were offered (the "Registered Offering") by us pursuant to an effective shelf registration statement on Form F-3 (File No. 333-209969), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on March 14, 2016 (the "Registration Statement"). In a concurrent private placement (the "Private Placement" and, together with the Registered Offering, the "2016 Offering"), we issued warrants to purchase 299,999 common shares at an exercise price of $8.50 per share (the "2016 Warrants"). The 2016 Warrants expire on March 12, 2020 at an exercise price of $8.50 (the "2016 Warrants"). The net proceeds of the 2016 Offering is US$4.09 million, after placement agent fees and estimated Offering expenses payable by us, and excluding any proceeds we may receive upon exercise of the warrants. The Company expects that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to the Company. The 2016 Warrants cannot be exercised until October 12, 2016 and if, any time after October 13, 2016, there is no effective registration statement registering the common shares issuable upon exercise of the 2016 Warrants, the 2016 Warrants can be cashlessly exercised. As of the date of this Annual Report there are 299,999 of the 2016 Warrants outstanding.

        On August 1, 2014, we completed an underwritten public offering (the "2014 Offering") of units. The 2014 Offering, on a pre-Consolidation basis, consisted of the issue and sale of 15,927,500 units (each a "2014 Unit"), at a price of C$1.80 per 2014 Unit for aggregate gross proceeds of approximately C$28.7 million. Of the 15,927,500 Units issued and sold, 2,077,500 2014 Units were issued and sold pursuant to the exercise in full of the over-allotment option by the underwriters. Each 2014 Unit consisted of one common share and one-half of one warrant (each whole warrant, a "2014 Warrant") (on a pre-Consolidation basis). On a pre-Consolidation basis, each whole 2014 Warrant entitled the holder to purchase one common share of the Company at an exercise price of C$2.25 per share until August 1, 2016, subject to certain standard adjustments. Subsequent to the Consolidation, 25 whole 2014 Warrants entitle the holder to purchase one common share of the Company at an exercise price of C$56.25 per share. The 2014 Warrants trade on the Toronto Stock Exchange under the symbol "DWI.WT" and on the NASDAQ Capital Market under the symbol "DRWIW". The Warrant Indenture and the related Supplemental Warrant Indentures for the 2014 Warrants were filed under our profile on SEDAR at www.sedar.com on August 1, 2014, September 4, 2014 and February 11, 2016, under the category "Other securityholders documents – English". As of the date of this Annual Report there are 7,963,600 of the 2014 Warrants outstanding.

        The gross proceeds of the 2014 Offering, before expenses, were approximately C$28.7 million. We have used the net proceeds from the 2014 Offering to strengthen our balance sheet, to fund working capital and for general corporate purposes. We expect that any exercise of the 2014 Warrants will result in the cash proceeds from such exercise being paid to the Company.

        On September 23, 2013, we completed a public offering (the "2013 Offering") of units ("2013 Units"). The 2013 Offering, on a pre-Consolidation basis, consisted of the issue and sale of 11,910,000 2013 Units at a price of $2.10 per 2013 Unit for aggregate gross proceeds of approximately $25.0 million. Each 2013 Unit consisted of one common share and three quarters of one warrant (each whole warrant, a "2013 Warrant")(on a pre-Consolidation basis). On a pre-Consolidation basis, each whole 2013 Warrant originally entitled the holder to purchase one of our common shares at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed to $1.30 per share (on a pre-Consolidation basis). Subsequent to the Consolidation, 25 whole 2013 Warrants entitle the holder to purchase one common share at an exercise price of $32.50 per share. In connection with the 2016 Offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed, such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $6.76 per share. The form of 2013 Warrant setting out the terms of the 2013 Warrants was filed under our profile on SEDAR at www.sedar.com on September 17, 2013, under the category "Documents incorporated by reference not previously filed – English". As of the date of this Annual Report there are 2,088,750 of the 2013 Warrants outstanding exercisable for up to 522,187 common shares.

        The net proceeds of the 2013 Offering, after deducting commissions and listing expenses, were $22.4 million. The net proceeds from the 2013 Offering were used to strengthen our balance sheet, to fund working capital and for general corporate purposes.

        The 2013 Warrants contain a cashless exercise feature pursuant to which the holder may, in its sole discretion, exercise the 2013 Warrant in whole or in part and, in lieu of making the cash payment on account of the aggregate exercise price, elect instead to receive upon such exercise the net number of common shares determined according to the formula set forth in the form of Warrant and defined in the form of 2013 Warrant as the "Net Number". Since November 12, 2013, an aggregate of 6,843,750 2013 Warrants have been exercised and 9,200,454 common shares, on a pre-Consolidation basis, have been issued pursuant to such cashless exercises.

Product and Business Developments (Over the Last Three Years)

Fiscal Year 2016 (March 1, 2015 until February 29, 2016)

  •
  On February 29, 2016, we announced that we regained full compliance with NASDAQ's minimum bid price listing requirement.

  •
  On February 2, 2016, we confirmed the Consolidation of our common shares on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share.

  •
  On January 25, 2016, we announced the expansion of our product portfolio with the introduction of Harmony EnhancedMC, an ultra-high capacity, multi-service microwave system operating in the 6-42 GHz spectrum bands that provides dual channel support and extended reach.

  •
  On January 19, 2016, we and Xi'an Potevio Communications, an ICT subsidiary company of China Potevio Corporation, announced the completion of the first stage deployment of DragonWave's Harmony Enhanced solutions to a Tier One Mobile Operator in the People's Republic of China.

  •
  On December 16, 2015, we announced that we have reshaped our channel strategy to primarily position our latest and new products directly to customers.

  •
  On September 1, 2015, we announced that our request to transfer the listing of our securities from The NASDAQ Global Market to The NASDAQ Capital Market was approved by the Staff of the NASDAQ Listing Qualifications Department, and effective with the open of trading on August 28, 2015.

  •
  On August 26, 2015, we announced that Russell Frederick, Vice President and Chief Financial Officer, was leaving the Company due to personal reasons. Patrick Houston assumed Mr. Frederick's duties in the role of Interim Chief Financial Officer.

  •
  On August 4, 2015, we announced an update to the market on a number of items that were all converging at the same time: we have entered an agreement with Nokia to address the impact of reduced demand being experienced through this channel in the first half of fiscal year 2016; we also confirmed that we are implementing further cost saving measures to reduce expenses; we provided the status of major carrier activity in North America, India and Europe; we updated our revenue expectations for the second quarter of fiscal year 2016.

  •
  On June 4, 2015, we announced that we have received follow-on purchase orders for Horizon Compact+ radio systems from a major Indian Telecom and Broadband Service Provider.

  •
  On May 15, 2015, we announced that we have signed a supply agreement for DragonWave microwave radio systems and related services with a leading Indian telecommunications company. Under this new supply agreement, DragonWave has received initial purchase orders to provide more than 3,000 turnkey links of its next-generation Harmony Enhanced high-capacity, long-reach microwave radio system to support the mobile operator's upgrade and expansion of its nationwide 3G and 4G wireless services in India.

  •
  On April 22, 2015, we announced that we have signed a Master Purchase Agreement for Technical Products and Related Services with a tier one North American carrier.

  •
  On April 7, 2015, we announced Saudi Telecom Company (STC), the largest network operator in the Kingdom of Saudi Arabia, has entered into a supply agreement for DragonWave products to support its enterprise network expansion.

  •
  On March 5, 2015, we announced that we received a notice from The NASDAQ Stock Market that the Company was not in compliance with NASDAQ's Listing Rule 5450(a)(1), as the minimum bid price of DragonWave's common shares had closed below US$1.00 per share for 30 consecutive business days.

  •
  On March 3, 2015, we announced entry into Nokia's newly formed MicroWave Backhaul EcoSystem.

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

  •
  On May 28, 2014, we announced the finalization of a frame agreement with Reliance Jio, a subsidiary of Reliance Industries Limited (RIL). As part of the agreement DragonWave has provided 5,000 turnkey Horizon Compact+ links in support of the Indian operator's plan to roll out extensive, nationwide 4G/LTE networks.

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

  •
  On January 22, 2014, we announced that we have been selected as a microwave solutions provider for backhaul connectivity as part of Gogo's ongoing expansion efforts. Gogo is a leading provider of in-flight services, having equipped more than 2,000 commercial aircraft and more than 6,500 business jets with its exclusive online solutions. The DragonWave Horizon Quantum and Horizon Compact+ radios offer the performance parameters for linking Gogo's remote tower locations back into a wired network.

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

B.    An Overview of Our Business

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

Mobile Service Provider Market

        Wireless communications services is the provision of voice, video and other data communications services to users of wireless devices for network connectivity for fixed and/or mobile applications. Within this market, we focus on service providers offering emerging high-capacity services based upon 4G LTE.

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

        4G wireless technologies comprise a range of technologies that enable the provision of high-speed wireless access services for subscriber devices such as handsets and personal computers. The primary 4G wireless technology is the all IP-based Long Term Evolution (LTE) standard. LTE enables users to utilize voice services as well as high bandwidth applications such as downloading music and other content such as maps and video, exchanging email, multimedia messaging, and a broad array of Internet applications.

        There are two primary forms of LTE deployments:

  •
  Macro Cellular LTE – LTE is an advanced 3G+ technology for both global system for mobile communications (GSM) and code division multiple access (CDMA) cellular service providers. Approved in 2008, LTE is defined by the 3G Partnership Project with the latest release being 3GPP Release 11, also known as LTE Advanced. With typical download speeds of approximately 6 Mbps, LTE is considerably higher bandwidth than HSPA (evolved from GSM) and Evolution-Data Optimized (EV-DO) (evolved from CDMA). LTE is an IP networking technology that mobile operators are evolving to globally. Macro Cellular LTE deployments are installed primarily on towers and building times, like a traditional 2G/3G network, and primarily collocated with existing 3G network equipment.

  •
  Small Cell LTE – Small cells are being widely planned by mobile network operators for deployment to increase total network capacity in high usage areas, such as urban metros. The deployments are on non-traditional locations, such as light poles, and will be very dependent on high capacity wireless backhaul. Some small deployments of outdoor small cell have started, but initially have tried to leverage existing fiber infrastructure as much as possible. As these deployments gain momentum, we expect there to be a stronger reliance on wireless backhaul.

Enterprise and Government/Municipal/Public Safety Markets

        We also target large organizations, such as enterprises and government/municipal bodies, with diverse locations that require or own high bandwidth communications networks. This market includes the education sector (distance learning and Internet access for schools), the health sector (remote imaging and campus networks) and municipalities that deploy networks for city-wide public Internet access and/or government and emergency services. In this market, we target our products at organizations that build their own communications networks rather than lease services from service providers. We believe that as bandwidth demand continues to grow, these organizations will increasingly consider the implementation of private networks to reduce service lease costs. Examples of our end-customers that have deployed private networks include JP Elektroprivreda BiH

(Bosnia), SAAB (Sweden National Security Communication Network), The City of Barrie (Ontario, Canada), South Wales Fire Department (U.K.), The Palm Springs School District (California, United States), South Georgia Regional Information Technical Authority (Georgia, United States), Nexus Systems (Louisiana, United States), City of Joliet (Illinois, United States), City of Plano (Texas, United States), City of Hoffman Estates (Illinois, United States), City of Melrose Park (Illinois, United States), Crane Naval Base (Indiana, United States), Ventura County (California, United States), the Dubai Police (Dubai, U.A.E.) and the WireIE (Canada).

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

        Our sales and business development team of 32 employees is organized across four geographic regions: North America, Europe, the Middle East and Africa ("EMEA"), Asia-Pacific and the Caribbean and Latin America ("CALA"). These employees are currently based in the United States, Canada, Mexico, the United Kingdom, Italy, the Netherlands, Russia, the United Arab Emirates, South Africa, China and Argentina. Our sales and business development team is comprised of dedicated personnel assigned to specific customer accounts. Sales personnel have extensive knowledge of network infrastructure. In addition to monitoring closely the target markets for potential network deployments and new customer opportunities, our sales team builds on our existing relationships with our customers' network planning organizations, including participating in business case development and technical analysis of projects.

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

        Our direct sales and business development team primarily focuses on Tier 1 service providers, such as Reliance Jio, Sprint, Xplornet, and WireIE. This channel represented approximately 39% of revenue for the fiscal year ended February 29, 2016 (fiscal year ended February 28, 2015 – 29%).

Indirect Sales Channel Strategy

Nokia Channel

        Following the NSN Transaction, we added Nokia to our distribution process. This relationship provided a historically large indirect sales channel in which the product lines we purchased in the NSN Transaction, as well as other product lines we offer, were sold through Nokia's worldwide channel. Effective January 14, 2016, Nokia combined with Alcatel-Lucent, which has a vertically integrated microwave business unit. During the fiscal year ended February 29, 2016, revenue from the Nokia channel represented 44% of our total revenue (fiscal year ended February 28, 2015 – 53%). We expect the revenue derived from this channel will continue to rapidly decline. See "Part I – Item 4. "Information on our Business – Mergers & Acquisitions and Joint Ventures – Acquisition of Microwave Transport Business of NSN and Relationship with Nokia" for a description of our current relationship with Nokia.

        DragonWave is strategically approaching customers that had been served through the Nokia channel to pursue a direct relationship both for legacy care services and for new products.

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

        Our indirect sale channel represented approximately 17% of revenue for the fiscal year ended February 29, 2016 (fiscal year ended February 28, 2015 – 18%).

Our Revenue

        Our revenue for the fiscal year ended February 29, 2016 was $86.3 million, compared with $157.8 million for the fiscal year ended February 28, 2015. We prepare consolidated financial statements, which include the revenue from the Joint Venture Company. All intercompany accounts and transactions have been eliminated upon consolidation.

        We analyze our sales according to geographic region and target product development and sales strategies by region. The following tables present total revenues by geographic location through direct and indirect sales and through our channel partner, Nokia:

	For the year ended
	February 29, 2016				February 28, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	2,255	—	2,255	3%	4,358	—	4,358	3%
Europe, Middle East and Africa	6,753	31,109	37,862	44%	12,554	61,467	74,021	47%
India	13,993	3,787	17,780	21%	26,291	10,854	37,145	24%
United States	19,577	19	19,596	23%	23,451	—	23,451	15%
Rest of world	6,095	2,707	8,802	10%	6,825	11,966	18,791	12%

	48,673	37,622	86,295	100%	73,479	84,287	157,766	100%

        In previous fiscal years we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of our sales for the fiscal year ended February 28, 2014.

	For the year ended
	February 28, 2014
	Amount	%
Canada	5,288	6%
North America (excluding Canada)	19,035	21%
Europe, Middle East, and Africa (excluding Finland)	11,330	13%
Finland	38,140	42%
India	9,093	10%
Other	7,125	8%

Total Revenue	90,011	100%

        During each of the periods presented below, revenue is comprised of product sales and services, as indicated:

	For the year ended
	February 29, 2016		February 28, 2015		February 28, 2014
	Amount	%	Amount	%	Amount	%
Product Sales	71,393	83%	150,432	95%	84,960	94%
Services	14,902	17%	7,334	5%	5,051	6%

Total Revenue	86,295	100%	157,766	100%	90,011	100%

Our Production and Repair Capabilities

        We have several providers of outsourced manufacturing, repair and logistic services including: Plexus Corp. ("Plexus"), C.R. & CS.R.L. ("CRC"), Radio Design Ltd ("RD"), Jabil Circuit ("Jabil"), Lloyd Douglas Solutions ("LDS"), and Panalpina World Transport LTD ("Panalpina").

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

  •
  Panalpina headquartered in Basel, Switzerland provides logistics services for us globally as well as at facilities located in Prague, Czech Republic and Johor, Malaysia.

  •
  CRC is an electronic services company headquartered in Sulbiate Monza e Brianza, Italy providing DragonWave with engineering, repair, supply chain management and logistic services.

  •
  RD is a wireless infrastructure company headquartered in Shipley, West Yorkshire England with facilities around the world providing DragonWave repair services primarily in India.

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

Our Competitive Environment

        We face competition in our target markets from two types of microwave equipment suppliers: Hybrid equipment suppliers and Ethernet equipment suppliers.

        There is a broad range of microwave equipment suppliers for backhaul applications that are, like us, focused on Ethernet-based products in IP networks. These suppliers are our main competitors and include SIAE Microelettronica, Ceragon Networks Ltd., NEC Corporation and Aviat Networks, Inc. (formerly Harris Stratex Networks, Inc.). We encounter these competitors in network builds focused on IP traffic. We believe that our high bandwidth capability/flexibility, industry leading system gain, broad small cell portfolio, performance and simplicity differentiate our solution from products offered by our competitors.

        We also face competition from full service network integrators such as Huawei, Ericsson, and Nokia (through its newly acquired Alcatel-Lucent microwave division), who have developed competing Ethernet-based products for IP networks.

        The telecommunications equipment industry has experienced significant consolidation among its participants, and we expect this trend to continue. These consolidations have increased the size and resources of our competitors. Most recently, our principal channel partner Nokia acquired Alcatel-Lucent. As indicated above, Alcatel-Lucent has a vertically integrated microwave business unit.

        Our assessment of our competitive position, as described above, is based, among other factors, on our knowledge of the telecommunications equipment industry and communications with our customers.

Our Products

        Our principal commercialized product lines are Harmony, Horizon, Avenue and NetViewer.

Harmony Product Family

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

Harmony Enhanced

        Harmony Enhanced is the next generation of the Harmony Radio and Horizon Compact+ integrated into a single platform. Harmony Enhanced was launched in September 2014, and the complete frequency coverage of this platform will continue development during the fiscal year ending February 28, 2017. Harmony Enhanced is DragonWave's high capacity, single channel system in the 6-42GHz frequency bands, offering new 4096QAM modulation support, and Bandwidth Accelerator Plus, which is the combination of both header and bulk compression. The Harmony Enhanced also enables future scalability by being MIMO-ready. Harmony Enhanced is an all-outdoor radio, with integrated Ethernet switching, including 4 GigE ports, MPLS-TP and H-QoS support. Harmony Enhanced will support the longest all-outdoor reach in the industry through the optional high power system.

Harmony EnhancedMC

        Harmony EnhancedMC is the next generation of the Horizon Quantum, evolved into an all outdoor platform. Harmony EnhancedMC was launched in February, 2016, and the complete frequency coverage of this platform will continue development during the fiscal year ending February 29, 2016. Harmony EnhancedMC is DragonWave's highest capacity radio, delivering >3Gbp sis a single radio, and >6Gbps on a single antenna in the 6-42GHz frequency bands, through dual channel capability, integrate XPIC, 4096QAM modulation support, and Bandwidth Accelerator Plus, which is the combination of both header and bulk compression. Harmony EnhancedMC will improves operator total cost of ownership by enabling smaller antennas and resulting tower lease costs through its industry leading system gain. The Harmony EnhancedMC also enables future scalability by being MIMO-ready. Harmony Enhanced is an all-outdoor radio, with integrated Ethernet switching, including 4 ports including and a 10GE port, MPLS-TP and H-QoS support.

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

        Harmony Eband allows operators to tap into readily available spectrum that is generally lower cost and more lightly licensed than lower frequencies and it is equipped with a number of features that increase spectral efficiency and extend the radio's reach, while also providing extensive networking capabilities compliant with the latest Carrier Ethernet standards. Harmony Eband's industry leading performance is demonstrated by operation up to 64 QAM to achieve throughput of 2.5 Gbps full duplex in 500 MHz mode. Spectral efficiency is further enhanced by both payload and header compression to deliver capacity of up to 4 Gbps. Additionally, Harmony

Eband features the DragonWave Reach Extender, which leverages Waveform and Modulation Adaptivity (WMA) and MIMO to extend the radio's reach and deliver 3-6 KM links with high availability. With an ultra-low delay mode and a CPRI interface, the Harmony Eband radio is also an ideal solution for front haul applications.

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

        As the first all-outdoor system to include 2048 QAM, Horizon Compact+ has industry leading capacity and spectral efficiency capabilities. Building on the capacity increases enabled by our previously announced Bandwidth Accelerator technology, this spectrum-doubling capability increases the data bandwidth of Horizon Compact+ to as high as 2 Gbps. This industry leading spectral efficiency, offers a significant total cost of ownership benefit, especially in markets with high spectrum costs, such as Europe, India and Asia.

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

NetViewer

        NetViewer is a multi-service, multi-product network management platform, sold directly and through the Nokia channel. The NetViewer platform supports the Harmony product line and the Horizon and Avenue product lines. NetViewer enables provisioning, management, monitoring, and configuration across the line of products in a single graphical user interface (GUI)-based system. NetViewer also manages legacy Nokia microwave products. NetViewer is an industry leading end-end Ethernet provisioning engine.

The Components for Our Products

        Our product solution consists of links. Each link is comprised of two radios, two modems, and two antennas and includes our proprietary embedded software and FPGA (field-programmable gate array) firmware. Our links incorporate commercially available electronic components sourced from third party suppliers, including FPGAs, monolithic microwave integrated circuits and microprocessors. The antennas used in our wireless carrier Ethernet links are manufactured by third party suppliers.

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

Intellectual Property

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

        Our patent portfolio consists of 25 issued U.S. patents, two issued Canadian patents, 30 issued European patents, ten pending European applications and 20 pending U.S. applications.

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

        We have registered trade-marks DRAGONWAVE and HORIZON in Canada and AVENUE in the U.S. We have a registered trade-mark for DRAGONWAVE in China and in the European Union and have a pending trade-mark application in India for DRAGONWAVE. We have a pending trade-mark application in India for AVENUE. In connection with the Renewed Framework, we have been granted an exclusive license, without the right to grant sub-licenses, to use the trade-marks HUB800 and FIRSTMILE200 and an exclusive license for certain field of use and a non-exclusive license for certain other fields of use, without the right to grant sub-licenses, to use the trade-marks LITE and NETVIEWER.

        "See "Part I – Item 3. Key Information – D. Risk Factors".

Research and Development Activities

        Our ability to develop technologically superior and cost-effective solutions relative to our competitors can only be achieved through our continued research and development ("R&D") efforts.

        Our R&D activities take place at our headquarters in Ottawa, Ontario, Canada and in Shanghai, China. We currently have approximately 68 personnel in our engineering group, representing approximately 40% of our total personnel. The majority of our engineering staff hold degrees in engineering. A large number of our senior engineering personnel have worked together for several years and have been responsible for the development of our products. Our R&D team works closely with our diverse customer base, and incorporates feedback from our direct and indirect sales teams into our product development plans to improve our products and address emerging market requirements.

        Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 16% and 11% of our revenues in R&D during fiscal year 2016 and fiscal year 2015, respectively.

        For further analysis on Research and Development, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016 incorporated by reference into this Annual Report as Exhibit 15.1.

Cycles

        There is no seasonal effect on our sales patterns; however, quarterly results may fluctuate especially when multi-year or multi-quarter projects are booked.

Economic Dependence

        In the fiscal year ended February 29, 2016, Nokia and two other customers each contributed over 10% of our revenue. Specifically, revenue through the Nokia channel represented approximately 44% of our total revenue during the fiscal year ended February 29, 2016. Our other key customers accounted for 15% and 11% of revenue respectively in the fiscal year ended February 29, 2016.

        As noted above, following Nokia's announced combination with Alcatel-Lucent, which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. See "Part I – Item 4. Information on the Company – A. History & Business Developments – Mergers & Acquisitions and Joint Ventures – Acquisition of Microwave Transport Business of NSN and Relationship with Nokia", "Our Competitive Environment" above and "Part I – Item 3. Key Information – D. Risk Factors".

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

        See "Part I – Item 3. Key Information – D. Risk Factors".

Employees

        As of February 29, 2016, we had 171 full-time employees and contractors. The following is a breakdown of our employees and contractors by main category of activity and geographic location:

Category of Activity	February 29, 2016	Geographic Location
General and administrative:	14	Canada, China
Operations:	40	Canada, Global
Research and development:	68	Canada, China
Sales and marketing/customer support:	49	Global

Total:	171

C.    Corporate Structure

        The intercorporate relationships between DragonWave and its material subsidiaries are set out in the chart below. As noted below, DragonWave has a 50.1% equity interest in DragonWave HFCL India Private Limited. DragonWave does not control the board of DragonWave HFCL India Private Limited.

D.    Property, Plants and Equipment

        Our corporate headquarters are located in Ottawa, Ontario where we lease and occupy 33,286 square feet of space. The lease for our office expires in November 2016. Our headquarters do not include product manufacturing facilities. The aggregate monthly rental payment for our corporate headquarters, together with the maintenance fees, is approximately $63,451.

        We also lease and occupy 20,734 square feet of space in another office in Ottawa, Ontario, mainly as a warehousing and testing facility. The lease for this space expires in November 2016 and the aggregate monthly rental payment is $35,869, including maintenance fees.

        In Shanghai, China, we lease and occupy 14,272 square feet of space for research and development activities. The lease expires in September 2017 and the aggregate monthly rental payment is $20,309, including maintenance fees.

        We also lease space in other regions to support the sales and marketing activities of our branches and subsidiaries in those regions.

ITEM 4A.    Unresolved Staff Comments.

        None.

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

        During fiscal year 2016, neither inflation nor deflation had a material impact on our operations. However, in light of the uncertain global economic outlook we cannot provide any assurance that there will be no significant variations on our operations, or the business operations of our customers and suppliers in the future which may have a material impact on our results of operations.

	Twelve Months Ended
	February 29, 2016	February 28, 2015	February 28, 2014
REVENUE
Hardware and other	71,393	150,432	84,960
Services	14,902	7,334	5,051

	86,295	157,766	90,011

COST OF SALES
Hardware and other	58,991	123,950	77,625
Services	8,917	3,051	645

	67,908	127,001	78,270

Gross profit before inventory provisions (note 1)	18,387	30,765	11,741

	21.3%	19.5%	13.0%
Inventory provision	4,416	2,771	1,078

Gross profit	13,971	27,994	10,663

	16.2%	17.7%	11.8%
EXPENSES
Research and development	13,406	18,657	19,948
Selling and marketing	10,572	13,975	13,201
General and administrative	13,798	15,085	17,087

	37,776	47,717	50,236

Loss before other items	(23,805)	(19,723)	(39,573)
Other Expenses
Goodwill impairment	(11,927)	—	—
Restructuring costs	(1,549)	—	—
Amortization of intangible assets	(577)	(1,188)	(1,900)
Accretion expense	(205)	(168)	(222)
Interest expense	(2,014)	(1,557)	(1,750)
Warrant issuance expenses	—	(221)	(662)
Gain on change in estimate	—	67	2,759
(Loss) Gain on contract amendment	—	—	—
Gain on sale of fixed assets	—	18	—
Fair value adjustment – warrant liability	1,119	2,007	3,235
Foreign exchange (loss) gain	(331)	846	(1,530)

Loss before income taxes	(39,289)	(19,919)	(39,643)
Income tax expense/(recovery)	2,275	717	398

Net Loss	(41,564)	(20,636)	(34,339)
Net (income) loss attributable to non-controlling interest	(740)	(884)	97

Net Loss attributable to shareholders	(42,304)	(21,520)	(34,242)
Basic & Diluted loss per share	(14.01)	(7.90)	(20.66)
Basic & Diluted weighted average shares outstanding	3,019,259	2,724,469	1,657,535

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures" in Exhibit 15.1 to this Annual Report.

        The principal differences between the twelve months ended February 29, 2016 and February 28, 2015 are explained as follows:

  •
  Revenue changes between these two periods can be attributed to lower sales through all sales channels, most significantly through the Nokia channel. Higher services revenue in fiscal year 2016 relative to the prior year relates to installation services to tier 1 carriers in India and North America.

  •
  Before considering inventory provisions, our gross profit percentage increased by 1.8% in the twelve months ended February 29, 2016 when compared to the same period one year prior. A higher percentage of sales in fiscal year 2015 was made through both original equipment manufacturers (OEMs) channels and through a customer in India. These channels have inherently lower gross profit percentage levels than other sales channels.

  •
  The inventory provisions taken in fiscal year 2016 were higher in the twelve months ended February 29, 2016 than they were in the same period in the prior fiscal year. The increase was driven by the inventory provisions taken in fiscal year 2016 which related primarily to excess inventory due to the change in sales through the Nokia channel.

  •
  Operating expenses were lower as a result of the steps taken to restructure the business in fiscal year 2016 in order to reduce spending. In addition, a weakened Canadian dollar ("CAD") reduced our USD-translated operating expenses in fiscal year 2016.

        The principal differences between the twelve months ended February 29, 2016 and February 28, 2014 are explained as follows:

  •
  Revenue was lower in fiscal year 2016 compared to fiscal year 2014 as a result of lower sales through most customer channels globally. Higher sales to India in fiscal year 2016 offset this downward trend. Services revenue in fiscal year 2016 was dominated by installation services to Tier 1 carriers in India and North America. These installation contracts did not exist in fiscal year 2014.

  •
  Before considering inventory provisions, the gross profit percentage increased by 8.3% between the full fiscal year 2016 compared to the twelve months two years prior. Improvements relate primarily to material cost improvements since fiscal year 2014 which have resulted in improved gross profit percentages.

  •
  Inventory provisions were $3.3 million higher for fiscal year 2016 than they were in fiscal year 2014. Inventory provisions were taken in fiscal year 2016 to reflect the continued evolution of the product portfolio and the risk of excess inventory as a result of the change in the relationship with Nokia.

  •
  Operating expenses were $12.5 million lower in the twelve months ended February 29, 2016 than they were in the same period two years prior. This reduction is primarily the result of lower compensation related spending following global restructuring activities in fiscal year 2016 and lower depreciation levels as well. A weakened CAD also reduced our USD-translated operating expenses in fiscal year 2016.

        For further analysis on our results of operations, see management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016 incorporated by reference into this Annual Report as Exhibit 15.1, and the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015 incorporated by reference into this Annual Report as Exhibit 15.2.

B.    Liquidity and Capital Resources

        Since our initial public offering in April 2007 (our "IPO"), we have financed our operations primarily through the proceeds of our IPO and other follow-on public offerings and debt arrangements.

        Our IPO raised net proceeds of CAD$26.9million. This was followed by five further public offerings: (1) an offering in September 2007 which raised net proceeds of CAD$22.1 million, (2) our NASDAQ initial public offering in October 2009 which raised net proceeds of CAD$70.5 million, (3) an offering in September 2013 an offering which raised net proceeds of $22.4 million, (4) an offering in August 2014 which raised net proceeds of $24.0 million, and an offering in April 2016 which raised net proceeds of $4.0 million.

        We have established a long term credit facility with Comerica Bank and Export Development Canada ("Comerica"). As at February 29, 2016, this asset based credit facility was for a total of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at February 29, 2016 we had drawn $22.15 million on the facility and $1.85 million against our letter of credit facility.

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

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

        During the fiscal year ended February 29, 2016, we entered into a forbearance agreement which ended on January 29, 2016. The Company entered into a new forbearance agreement until May 18, 2016, which identified new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement included a requirement to hold a minimum of $1.0 million at Comerica. In addition, the forbearance agreement reduced the facility commitment from $40.0 million to $35.0 million and implemented more frequent monitoring. We are currently negotiating a new forbearance agreement with our lenders.

        Subsequent to February 29, 2016, we repaid $3.3 million on this debt facility. As at the date of this Annual Report, the drawn portion on the facility is $18.9 million.

        The consolidated financial statements for the year ended February 29, 2016 were prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and we have consumed significant cash resources in the past, and we have continued to do so in the year ended February 29, 2016. Recently, we have experienced additional liquidity pressure as a result of reduced revenue from a significant OEM channel and a dispute over inventory shipped to a customer in India in June 2015.

        We have been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 33% in the fourth quarter of fiscal year 2016 compared to the same period in the previous fiscal year primarily through a reduction in staff levels;

  •
  Raised $4.4 million in equity in an offering completed on April 11, 2016;

  •
  Reduced outstanding debt on our credit facility by $10.2 million between February 28, 2015 and February 29, 2016 by leveraging our working capital;

  •
  Negotiated forbearance terms with our credit facility partners; and

  •
  Engagement in arbitration proceedings to seek resolution to our customer dispute in India.

        Despite the progress identified above, we remain in breach of the terms of our debt facility and we are currently operating under our second forbearance period pursuant to the terms of a forbearance agreement which expires on May 18, 2016. No long term debt facility agreement has been reached. The continued consumption of cash has raised substantial doubt about our ability to continue as a going concern. Our plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting our business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, and success in arbitration with the customer located in India. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

        For further analysis on Liquidity and Capital Resources, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016 incorporated by reference into this Annual Report as Exhibit 15.1, and the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015 incorporated by reference into this Annual Report as Exhibit 15.2.

C.    Research and Development

        We continue to believe that investment in R&D is pivotal to our ability to develop technologically superior and cost-effective solutions relative to our competitors.

        Our R&D activities take place both at our headquarters in Ottawa, Ontario, Canada and in Shanghai, China. We currently have approximately 68 employees in our engineering group, representing approximately 40% of our total personnel.

        Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 16% and 11% of our revenues in R&D during fiscal year 2016 and fiscal year 2015, respectively.

        For further analysis on Research and Development, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016 incorporated by reference into this Annual Report as Exhibit 15.1.

D.    Trend Information

        For a description of the trend information relevant to us see discussions in Parts A and B of Item 5. "Operating and Financial Review and Prospects".

E.    Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2016	$3,450
Luxembourg City	Luxembourg	ME Business Solutions S.à r.l.	Month to Month	$1,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$90,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2016	$2,500
Shanghai	China	Shanghai Lingang Economic Development Group	September, 2017	$20,800
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,430

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

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. The value of the inventory held by our primary contract manufacturer at February 29, 2016 was $16.8 million (February 28, 2015 – $13.4 million)

        All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at February 29, 2016, we have provisions totaling $3.1 million on inventory held by contract manufacturers that we do not expect to be fully used.

F.    Tabular Disclosure of Contractual Obligations

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 29, 2016 per fiscal year are as follows:

2017	1,144
2018	134
2019	10
Thereafter	—

1,288

ITEM 6.    Directors, Senior Management, and Employees.

A.    Directors and Senior Management

Name, Occupation and Security Holding

        Our directors as at February 29, 2016 were as follows:

Name and Municipality of Residence	Principal Occupation	Director Since	Holdings of Outstanding Common Shares as at February 29, 2016
PETER ALLEN Ottawa, Ontario, Canada	Chief Executive Officer, DragonWave Inc.	March 4, 2004	18,346
CLAUDE HAW(1)(2)(3)(4) Ottawa, Ontario, Canada	President of Venture Coaches	November 10, 2003	1,000
LORI O'NEILL(1)(2)(3) Ottawa, Ontario, Canada	Independent Consultant and Corporate Director	June 13, 2013	800
CESAR CESARATTO(1)(2)(3) Gatineau, Quebec, Canada	Retired	June 12, 2012	1,600

(1)
As of February 29, 2016, the audit committee members are Lori O'Neill (Chair), Claude Haw and Cesar Cesaratto.

(2)
As of February 29, 2016, compensation committee members are Cesar Cesaratto (Chair), Claude Haw and Lori O'Neill.

(3)
As of February 29, 2016, the nominating and governance committee members are Claude Haw (Chair), Lori O'Neill and Cesar Cesaratto.

(4)
Chairman of the board of directors.

        Our directors, as at the date of this Annual Report, are Peter Allen, Claude Haw, Lori O'Neill and Cesar Cesaratto. Each of our directors holds office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office becomes vacant by resignation, death, removal or other cause.

        Our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, a total of 42,232 common shares, representing 1.17% of the total outstanding common shares as of the date of this Annual Report.

        Our executive officers as at February 29, 2016 were, and as except as otherwise noted, as of the date hereof are, as follows:

Name and Municipality of Residence	Offices with the Company
PETER ALLEN Ottawa, Ontario, Canada	President, Chief Executive Officer and Director
PATRICK HOUSTON Ottawa, Ontario, Canada	Chief Financial Officer
ERIK BOCH Ottawa, Ontario, Canada	Vice President, Engineering and Chief Technology Officer
BARRY DAHAN London, England, United Kingdom	Executive Vice President, Global Sales
DAVID FARRAR Ottawa, Ontario, Canada	Vice President, Operations
GREG FRIESEN Ottawa, Ontario, Canada	Vice President, Product Management
TOM MCLELLAN Ottawa, Ontario, Canada	Vice President, Services

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

        We have also established a disclosure committee composed of members of management, namely Peter Allen and Patrick Houston.

        The principal occupations of our directors and executive officers as at February 29, 2016, for at least the five preceding years are as follows:

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

        Claude Haw, Director:    Claude Haw is President of Venture Coaches, a private consulting and investment company, which he founded in 2000. From 2009 to 2011 he was President and Chief Executive Officer of the Ottawa Centre for Regional Innovation (OCRI), Ottawa's leading economic development organization. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation, including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw serves on the board of directors of two private companies, Signority Inc. and Rent Frock Repeat Inc., as well as on the board of a not-for-profit association, Public Services Health and Safety Association. Mr. Haw holds a Bachelor of Electrical Engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course. He has completed the ICD Director Education Program and attained the ICD.D designation in 2012. Mr. Haw was also recognized for his contribution to Canadian innovation with the Queen Elizabeth II Diamond Jubilee Medal in 2012.

        Lori O'Neill, Director:    Lori O'Neill is a Chartered Professional Accountant and Certified Public Accountant (Illinois) and currently provides consulting services to growth companies. She retired from partnership in the global professional services firm Deloitte LLP in 2012 after over 24 years serving growth companies from startups to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. Ms. O'Neill serves as board member and chair of the Audit and Risk Management Committee of the Ontario Lottery and Gaming Corporation, board member and chair of the Audit Committee of Defence Construction Canada, member of the board of directors of Hydro Ottawa, the University of Ottawa Heart Institute, Startup Canada, PageCloud Inc. and the board of governors of Ashbury College. Ms. O'Neill graduated from Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1990, her CPA designation in 2003, was recognized as "Top Forty under Forty" in 1999 by the Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

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

        Patrick Houston, Chief Financial Officer:    Patrick Houston oversees the accounting, business support, treasury, financial planning and analysis at DragonWave. Patrick joined the Company in 2007 and has served in various senior roles in both finance and operations. Patrick has over 12 years of experience in various finance roles in both industry and public practice. Prior to DragonWave, Patrick was with Deloitte LLP where he was a Senior Associate. Patrick is a Certified Public Accountant and holds a Bachelor of Commerce degree from the University of Ottawa.

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

B.    Compensation

        The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Peter Allen who was not separately compensated for his service as director and whose compensation is reflected in the "Summary Compensation Table" under "Information on Executive Compensation" below) for the financial year ended February 29, 2016.

Name of Director	Fees Earned(1)	Option Based Awards(2)	Share Based Awards(3)	Non-equity Incentive Plan Compensation	Pension Value	All other compensation	Total compensation

Claude Haw (Chair)	$65,890	$4,024	$8,462	Nil	Nil	Nil	$78,377

Cesar Cesaratto	$36,979	$2,258	$8,462	Nil	Nil	Nil	$47,699

Lori O'Neill	$31,600	$1,929	$8,462	Nil	Nil	Nil	$41,992

Robert Pons(4)(5)	$12,000	Nil	Nil	Nil	Nil	Nil	$12,000

(1)
All compensation, with the exception of Mr. Pons, was paid in CAD dollars. The amount disclosed above is the USD equivalent of the Canadian dollar amount paid based on an average exchange rate for the 2016 fiscal year of 0.7684 (1.3014).

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

(3)
Represents the value of restricted share units that vested based on the fair market value of the Common Shares on the vesting date of CAD$13.75, and an exchange rate of CAD to USD of 0.7693.

(4)
Mr. Pons resigned as a director of the Corporation effective on April 14, 2015.

(5)
Mr. Pons' compensation was paid in USD dollars.

        The following table sets forth compensation information for the fiscal year ended February 28, 2014, the fiscal year ended February 28, 2015 and the fiscal year ended February 29, 2016 for the Corporation's Named Executive Officers.

					Non-equity incentive plan compensation ($)
Name and principal position	Fiscal Year ended Feb. 28/29	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)(2)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)

Peter Allen	2016	$308,445(6)	Nil	$84,226	Nil	Nil	Nil	Nil	$392,670
President and Chief	2015	$365,196(6)	Nil	$108,211	Nil	Nil	Nil	Nil	$473,407
Executive Officer	2014	$335,265(6)	Nil	$205,326	Nil	Nil	Nil	$928	$541,519

Russell Frederick(4)	2016	$164,198(6)	Nil	Nil	Nil	Nil	Nil	$383	$164,580
Former Vice	2015	$231,559(6)	Nil	$75,747	Nil	Nil	Nil	$2,188	$309,494
President, Finance	2014	$239,475(6)	Nil	$159,155	Nil	Nil	Nil	$2,235	$400,866
and Chief Financial
Officer

Patrick Houston(5)	2016	$123,503(6)	Nil	$20,449	Nil	Nil	Nil	Nil	$143,952
Vice President,
Finance and
Chief Financial
Officer

Erik Boch	2016	$186,473(6)	Nil	$39,858	Nil	Nil	Nil	Nil	$226,331
Vice President,	2015	$231,559(6)	Nil	$75,747	Nil	Nil	Nil	Nil	$307,306
Engineering and	2014	$239,475(6)	Nil	$148,331	Nil	Nil	Nil	Nil	$387,806
Chief Technology
Officer

Barry Dahan	2016	$224,205(7)	Nil	$28,027	$124,350(3)	Nil	Nil	Nil	$445,109
Executive Vice	2015	$261,104(7)	Nil	$32,463	$306,931(3)	Nil	Nil	Nil	$532,212
President, Global	2014	$251,040(7)	Nil	$70,885	$107,082(3)	Nil	Nil	Nil	$435,211
Sales

David Farrar	2016	$186,473(6)	Nil	$39,858	Nil	Nil	Nil	$1,104	$227,435
Vice President,	2015	$231,559(6)	Nil	$75,747	Nil	Nil	Nil	$4,377	$311,683
Operations	2014	$239,475(6)	Nil	$147,565	Nil	Nil	Nil	$4,471	$391,511

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

(2)
Foreign currency is translated at the average rate for the 2016 fiscal year. CAD to USD is 0.7684 (1.3014).

(3)
Non-equity incentive plan compensation consists of sales commission.

(4)
Mr. Frederick resigned as a director and officer of the Corporation effective on August 26, 2015.

(5)
Mr. Houston was appointed as Interim Chief Financial Officer effective on August 26, 2015, and as Chief Financial Officer effective October 28, 2015.

(6)
All compensation, with the exception of compensation paid to Mr. Dahan, is paid in CAD dollars. All compensation is translated at the average rate for the 2016 fiscal year, 2015 fiscal year and the 2014 fiscal year. The rates used were CAD to USD, 0.7684 (1.3014), CAD to USD, 0.8929 (1.1199), and CAD to USD, 0.9579 (1.0439), respectively.

(7)
Mr. Dahan's compensation is paid in Great Britain pounds sterling ("GBP"). His compensation is translated at the average rate for the 2016 fiscal year, 2015 fiscal year and the 2014 fiscal year. The rates used were GBP to USD, 1.5149 (0.6601), GBP to USD, 1.6319 (0.6128), and GBP to USD, 1.5690 (0.6370), respectively.

C.   Board Practices

        The Corporation and its Board are committed to exercising effective corporate governance in the conduct of the Corporation's business and the Board's affairs. National Instrument 58-101 – Disclosure of Corporate Governance Practices (the "National Instrument") promulgated by the applicable Canadian securities regulatory authorities requires reporting issuers to disclose their approach to corporate governance and relate their corporate governance practices to specific guidelines. The National Instrument serves as the reference point for this Statement of Corporate Governance Practices.

Overview

        The Board is responsible for managing the business and affairs of the Corporation. It is the Board's belief that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

        The Board is currently comprised of four directors. Directors of the Corporation are elected annually by the shareholders. The composition of the Board, assuming the election of the director nominees of management, provides a mix of skills and experience, including a diversity of geographic bases and cultural groups, to guide the strategy and operations of the Corporation, which the board considers important considering the increasingly global nature of the Corporation's stakeholders.

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

        The Board determines, on an annual basis, whether Board members are "independent" within the meaning of the National Instrument and NASDAQ rules. On May 18, 2016, the Board undertook its annual determination of the independence status of each of the directors in relation to the solicitation of proxies for this Meeting. If all of management's nominees are elected at the Meeting, three of the four directors (namely Cesar Cesaratto, Claude Haw and Lori O'Neill) will be "independent" within the meaning of the National Instrument and NASDAQ rules. Peter Allen is not "independent" as a result of his being an executive officer of the Corporation. The Board believes that the extensive knowledge of the Corporation's business and industry brought to the Corporation by Mr. Allen is beneficial to the other directors and contributes to the effectiveness of the Board.

        The following is a list of those management nominees for election as directors of the Corporation who are also directors of other reporting issuers:

Director	Reporting Issuer	Exchange/Market

Claude Haw	Edgewater Wireless Systems Inc.	TSX-V

Cesar Cesaratto	Applied Micro Circuits Corporation	NASDAQ-GS

        At each Board meeting, the "independent" directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Corporation's management, a process intended to facilitate open and candid discussion among the "independent" directors. Although not regularly scheduled, the Board exercises its ability to hold such in camera sessions whenever any "independent" director deems it necessary. For the period of March 1, 2015 through February 29, 2016 the Board met in person on five occasions and conducted four formal in camera sessions.

        Claude Haw, an "independent" director, serves as the Board's Chair. In addition to chairing all Board meetings, the Chair's role is to facilitate and chair discussions among the Corporation's "independent" directors, facilitate communication between the "independent" directors and the Corporation's management, and, if and when necessary, act as a spokesperson on behalf of the Board in dealing with the press and members of the public. The Chair's responsibilities and duties are described in detail in a position description developed by the Board in co-operation with the current Chair. The existence of the position of Chair is not intended in any way to inhibit discussions among the directors or between any of them and the Corporation's management. The Chair, the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the

Disclosure Committee and the Board at large are responsible for ensuring that the Board effectively discharges its mandate.

Majority Voting for Directors

        The Board believes that each of its members should have the confidence and support of the Corporation's shareholders. On May 2, 2012, as recommended by the Nominating and Governance Committee, the Board adopted a majority voting policy for the election of directors at the Meeting. This policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Nominating and Governance Committee for consideration. The Board will promptly accept the resignation unless the Nominating and Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) within 90 days of the Meeting.

Mandate of the Board

        On February 23, 2007, the Board adopted a written mandate of directors' duties and responsibilities. A copy of the Corporation's Mandate for the Board of Directors is available on the Corporation's website at www.dragonwaveinc.com.

        The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Board Committees

        The Board of Directors has established the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Disclosure Committee to assist the Board in efficiently carrying out its responsibilities. The Board does not currently have an executive committee. In January 2013, the Strategy Committee was formed to assist the Board of Directors in monitoring the Corporation's progress in achieving its goals and objectives and for the setting the direction in response to changing circumstances and specifically to investigate, review, consider and advise the Board of Directors in relation to the Corporation's strategy. In April 2015, the Strategy Committee was dissolved and the full board continues to monitor the Corporation's progress and to investigate, review, consider the Corporation's strategy.

Audit Committee

        The mandate, role, responsibilities and procedures of the Audit Committee are set forth in the Corporation's Audit Committee Charter. The Audit Committee is responsible for, among other things, reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements, the annual financial statements and related press releases prior to their approval by the full Board and certain other documents required by regulatory authorities. The Audit Committee Charter addresses in detail the relationship between the Audit Committee, the Corporation's external auditors and management of the Corporation, and contemplates direct communication channels between the Audit Committee and the external auditors. The Audit Committee is empowered to retain persons having special competence as necessary to assist it in fulfilling its responsibilities. Each of the Audit Committee members must be "independent" within the meaning of the National Instrument, NASDAQ rules and Rule 10A 3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The Audit Committee is currently comprised of three "independent" directors: Lori O'Neill (Committee Chair), Claude Haw and Cesar Cesaratto, each of whom is "independent", including within the meaning of Rule 10A-3 of the Exchange Act. Each audit committee member is "financially literate" within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110") and each of Lori O'Neill and Claude Haw is an "audit committee financial expert", as defined by U.S. Securities and Exchange Commission rules.

        A copy of the Corporation's Audit Committee Charter is available on the Corporation's website at www.dragonwaveinc.com

Compensation Committee

        The Compensation Committee makes recommendations to the Board on executive compensation, including the compensation of the President and Chief Executive Officer. The responsibilities of the Compensation Committee also include oversight of the Corporation's equity compensation plans and management succession strategy. Each of the Compensation Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules.

        The Compensation Committee is currently composed of three "independent" directors: Cesar Cesaratto (Committee Chair), Claude Haw and Lori O'Neill. During the fiscal year ended February 29, 2016, Mr. Robert Pons was also a member of the Compensation Committee until his resignation, which was effective on April 14, 2015. Ms. O'Neill joined the Compensation Committee upon the resignation of Mr. Pons.

        The members of the Compensation Committee have direct experience with matters related to compensation policies and practices. Mr. Haw, in particular, has been a member of the Compensation Committee since November 2003, and has been directly involved with compensation matters as a member of the compensation committees of Meriton Networks Corporation from 2000 to 2008. He has also served as a member of the compensation committee for Accedian and Teradici Corporation.

        The members of the Compensation Committee have a breadth and depth of experience with both public and private companies that enables them to make decisions on the suitability of our compensation policies and practices. As noted above in their respective biographies, each member of the Compensation Committee has held executive positions with entities in the technology sector and each is well positioned to make determinations with respect to the compensation policies and practices of the Corporation. Moreover, if the Compensation Committee determines that additional information is required in order to make a decision with respect to any compensation policy or practice, the Compensation Committee has the authority to engage external consultants at the expense of the Corporation.

        The Compensation Committee meets a minimum of twice every year and after each meeting reports to the Board the results of its activities and any reviews undertaken. The Compensation Committee makes recommendations to the Board as deemed appropriate.

Nominating and Governance Committee

        Pursuant to the Nominating and Governance Committee Charter, the mandate of the Nominating and Governance Committee is to assist the directors of the Corporation in carrying out the Board's oversight responsibility for ensuring that the strategic direction of the Corporation is reviewed annually and that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. The Nominating and Governance Committee is responsible for governance issues and for identifying, recruiting, nominating, endorsing, recommending the appointment of, and orienting, new directors and committee members, as well as the ongoing training and education of existing directors. The Nominating and Governance Committee is also responsible for assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director. At least every two years, this includes a survey of board effectiveness, which was most recently conducted and reported on to the Board in May 2015. As part of this review process, the Board also discussed and considered the constitution of the Board and the committees of the Board, including board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Corporation.

        The Nominating and Governance Committee is responsible for annually recommending to the Board whether a director should be nominated for re-election based upon the Nominating and Governance Committee's consideration of his or her performance in office and any other factors deemed relevant. The Chair of the Board, the Chief Executive Officer and other individual directors may also identify potential candidates as directors and the Nominating and Governance Committee or the full Board, as the case may be, may review such candidates and make appropriate recommendations. Following the resignation of Mr. Robert Pons in

April 2015 and Mr. Russell Frederick in August 2015, the Nominating and Governance Committee considered the size and composition of the Board in light of the challenges facing the Corporation. The Nominating and Governance Committee recommended that the Board maintain four directors and not seek to replace the departed directors at this point in time. The Nominating and Governance Committee may recommend that the Board appoint an additional director should the circumstances of the Corporation warrant the addition of a new director to the Board. The Nominating and Governance Committee has developed a competency matrix that will assist the Committee and the Board in identifying and assessing candidates for appointment to the Board.

        The Nominating and Governance Committee also monitors the size and composition of the Board and its committees to ensure effective decision making and reports to the full Board on any resulting recommendations.

        The Nominating and Governance Committee also reviews the Corporation's Insider Trading Policy, Disclosure Policy and Code of Business Conduct and Ethics and is responsible for recommending changes and any action that may be required or desired to respond to any breach of any such policy or code. On May 2, 2012, the Nominating and Governance Committee recommended that the Board adopt amendments to the Corporation's Insider Trading Policy to restrict the purchase of certain financial instruments by directors, officers and employees of the Corporation.

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

        A copy of the Corporation's Nominating and Governance Committee Charter is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Disclosure Committee

        The Corporation has adopted a written Disclosure Policy and has formed a Disclosure Committee consisting of members of senior management (namely, Peter Allen and Patrick Houston) in order to oversee the Corporation's disclosure practices and generally regulate the manner in which the Corporation and its directors, officers, employees and other representatives interact with shareholders and other stakeholders, analysts and the public. The Corporation's Disclosure Policy has been established in accordance with relevant disclosure requirements set out in applicable Canadian securities legislation. The Disclosure Committee was formed in February 2007 and meets periodically on an as-needed basis throughout the year.

        A copy of the Corporation's Disclosure Committee Charter and Disclosure Policy is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Position Descriptions

        The Board has adopted written position descriptions for the Chair of the Board and the chairs of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Board and the Chief Executive Officer have jointly developed and adopted a written position description for the Chief Executive Officer.

Term Limits and Board Renewal

        The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal. The Nominating and Governance Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate. The Nominating and Governance

Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation. Within that context, the Nominating and Governance Committee has developed a competency matrix to be used in determining the needs of the Board.

Diversity and Inclusion

        At least every two years, the Nominating and Governance Committee conducts a survey of board effectiveness, which was most recently conducted and reported on to the Board in May 2015. As part of this review process, the Board also discussed and considered the constitution of the Board and the committees of the Board, including board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Corporation. The Corporation does not currently have a written policy relating to the identification and nomination of women directors, and does not have specific targets with respect to the representation of women on its Board or in executive officer positions based on any particular personal experience or characteristic, including gender. The review conducted by Nominating and Governance Committee in May 2015 and the Board discussion concerning the diversity of directors and the skills and experience relevant to the Corporation included considerations related to the gender representation on the Board and at the executive level. The Nominating and Governance Committee has developed a competency matrix to help determine qualifications to prioritize in candidates, and to assist Board of Directors in identifying the highest quality candidates for the Board. Due to the current limited size of the Board, it has not adopted a written policy relating to the identification and nomination of women directors, but will consider adopting such a policy, and targets, in the future. The Corporation focuses on choosing the most appropriate candidate for each position having regard to the experience, skillset, educational background, gender, ethnicity and other personal characteristics of both the candidate and, as applicable, the Board and management team as a whole and, as a result, the Corporation has not adopted a target regarding the number of women on the Board as gender is one of many attributes to be considered in determining the composition of the Board. Currently, one of four members of the Board (or 25%) is a woman, being Lori O'Neill, who also serves as Chair of our Audit Committee.

        With respect to executive roles, the Corporation is sensitive to the value of having representation of women, as well as other underrepresented groups. Disclosure rules define an "executive officer" to include a vice-president in charge of a principal business unit, division or function, or a person performing a policy-making function for the issuer. Based on this limited definition, the Corporation only has seven executive officers. As a result, none (zero percent) of the Corporation's "executive officers" are women. The Corporation has not adopted a target regarding the number of women in executive officer positions, as the Board and management are confident that women will continue to progress in our organization over time.

Skills and Experience of the Board

        As noted above, the Nominating and Governance Committee has developed a "competency" matrix in which directors indicate their strongest experience in the eight key competencies identified as important for a company like DragonWave. Each director must indicate in which four (4) of these competencies the director believes he or she possesses the greatest strength. The table below illustrates the mix of experiences in these competencies of our four nominee directors.

        The definitions of the core competencies set out above are:

  •
  Accounting and Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with financial internal controls, and IFRS

  •
  CEO/Senior Management: experience as a CEO or senior executive

  •
  Governance: experience in corporate governance principles and practices

  •
  HR/Compensation: experience in, or understanding of, compensation plans, leadership development, talent management, succession planning and human resource principles and practices generally

  •
  International Business Development: experience in the successful development of business outside of Canada and the United States

  •
  Investment Banking/M&A: experience in investment banking and/or major transactions

  •
  Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

  •
  Telecommunications: senior executive experience in the telecommunications industry

Orientation and Continuing Education

        Pursuant to the Corporation's Nominating and Governance Committee Charter, the Nominating and Governance Committee monitors and recommends training and development programs for the Board and individual directors. The Corporation encourages its directors to pursue continuing education relating to their positions as members of the Board. From time to time, management arranges for the Corporation's external advisors to provide materials to, or meet with, the Board in order to address continuing education topics such as governance and continuous disclosure obligations. The meetings in which new directors participate (including the annual review sessions of strategic plans and budgets), as well as informal discussions with other directors and the Corporation's senior management, also permit new directors to rapidly familiarize themselves with the Corporation's operations and history.

Ethical Business Conduct

        The Corporation is committed to a culture of honesty, integrity and accountability and strives to operate its business in accordance with the highest ethical standards and applicable laws, rules and regulations. In furtherance of the foregoing, the Corporation has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") which governs the behaviour of its directors, officers and employees. The Code of Conduct provides that all directors, officers and employees must avoid any situation that constitutes a conflict of interest or the appearance of a conflict of interest with the Corporation.

        As required by the CBCA, directors formally disclose to the Board any material transactions or arrangements in which the director has an interest, and interested directors refrain from voting on such transaction or agreement.

        The full Board is responsible for monitoring compliance with the Code of Conduct, for regularly assessing its adequacy, for interpreting the Code of Conduct in any particular situation and for approving any changes to the Code of Conduct from time to time. The Code of Conduct provides that all directors, officers and employees of the Corporation are required to immediately report any violation of the Code of Conduct or any applicable law, rule or regulation to the Audit Committee or to a third party engaged by the Corporation. In 2011, the Corporation enhanced the independence and accessibility of the process related to reporting any possible violations of applicable laws, rules or regulations or the Code of Conduct, by engaging a third party intake service provider, EthicsPoint, to run a web and phone based ethics helpline. Web based reports are routed initially to EthicsPoints. There have been no reports made through EthicsPoint since its engagement by the Corporation and the Corporation is considering other approaches for addressing matters related to compliance with the Code of Conduct. A copy of the Code of Conduct is available on SEDAR at www.sedar.com, or the Corporation's website at www.dragonwaveinc.com, and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

        The Corporation has also adopted an Insider Trading Policy which governs the conduct of directors, officers, employees and other insiders of the Corporation with respect to the trading of the Corporation's securities, particularly when in possession of material information concerning the Corporation and its affairs that has not been generally disclosed to the public. Among other matters, the Insider Trading Policy sets out prohibited trading activities, establishes guidelines for identifying insiders of the Corporation and describes reporting requirements applicable to insiders. As noted above, the Insider Trading Policy was amended by the Board on May 2, 2012.

Compensation

        The Board, acting on the recommendations of the Compensation Committee which is composed entirely of "independent" directors, reviews the adequacy of management's and the directors' compensation, as determined based on reviews of the competitive marketplace, to ensure that such compensation is current and reflective of the roles of each director. Additional disclosure relating to compensation matters is found above under "Information on Executive Compensation" and "Board Committees – Compensation Committee".

Assessment

        In general, since the directors work closely as a group throughout the year, the Chair, the full Board and each committee thereof are able to continuously assess whether each director is contributing towards the fulfillment of the Mandate for the Board and otherwise performing his or her duties at the highest level. As noted above, in March 2013 the Nominating and Governance Committee also administered a Board effectiveness survey which was presented to the Board in May 2015. Directors are also asked to self-identify and confirm their skills competencies pursuant to the competency matrix set out above.

D.    Employees

        As of February 29, 2016 we had 171 full-time employees and contractors in comparison to 268 and 253 full time employees and contractors during the two previous year-end periods. A three year breakdown of our employees and contractors by main category of activity and geographic location is as follows:

Category of Activity	February 29, 2016	February 28, 2015	February 28, 2014	Geographic Location
General and administrative	14	20	18	Canada, China
Operations	40	55	44	Canada, Global
Research and development	68	127	134	Canada, China
Sales and marketing/customer support	49	66	57	North America, Europe, the Middle East, Asia, Africa, South America

Total	171	268	253

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as at May 30, 2016 by each of our directors and all our directors and executive officers as a group as at that date. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right.

Name of Director	Common Shares

Claude Haw (Chair)	1,200
Cesar Cesaratto	1,600
Lori O'Neill	800

Name of Executive Officer	Common Shares

Peter Allen	18,346
Patrick Houston	5
Erik Boch	6,201
Barry Dahan	—
Dave Farrar	13,875

Outstanding Option-Based Awards for Directors as at February 29, 2016

        The following table sets forth all unexercised options outstanding as of February 29, 2016 for each director of the Corporation (other than Peter Allen and Russell Frederick (who was a director of the Corporation until

August 26, 2015) whose unexercised options are reflected in the table titled "Outstanding Option Based Awards and Share Based Awards as at February 29, 2016" under "Information on Executive Compensation" below).

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the- money options as at February 29, 2016 (US$)(1)(2)

Claude Haw (Chair)	2,793	$3.00	November 23, 2020	Nil
	231	$53.75	July 18, 2019
	580	$56.00	May 8, 2018
	540	$73.50	July 11, 2017

Cesar Cesaratto	1,567	$3.00	November 23, 2020	Nil
	231	$53.75	July 18, 2019
	580	$56.00	May 8, 2018
	540	$73.50	July 11, 2017

Lori O'Neill	1,339	$3.00	November 23, 2020	Nil
	231	$53.75	July 18, 2019
	580	$70.00	June 13, 2018

Robert Pons(3)	Nil	Nil	Nil	Nil

(1)
The closing market price of the Common Shares on the TSX on February 29, 2016 was CAD$2.81 per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2016 fiscal year. CAD to USD is 0.7395 (1.3523).

(3)
Mr. Pons resigned as a director of the Corporation effective on April 14, 2015.

Outstanding Option-Based Awards and Share-Based Awards as at February 29, 2016

        The following table sets forth all unexercised options outstanding as of February 29, 2016 for each Named Executive Officer.

	Option-Based Awards				Share-Based Awards
Name of Executive Officer	Number of Common Shares underlying unexercised options	Option exercise price (CAD $)	Option expiration date	Aggregate value of unexercised in-the-money options as at February 29, 2016 (US $)(1)(2)	Number of Common Shares that have not vested	Market value of share-based awards that have not vested as at February 29, 2016 ($)(1)(2)

Peter Allen	12,206	$3.00	November 23, 2020	Nil	Nil	Nil
	8,000	$19.25	May 21, 2020
	4,000	$53.75	July 21, 2019
	4,800	$30.25	November 19, 2018
	1,400	$51.75	October 9, 2018
	2,800	$56.00	May 8, 2018
	1,600	$76.50	July 11, 2017

Russell Frederick(3)	Nil	Nil	Nil	Nil	Nil	Nil

Patrick Houston(4)	4,057	$3.00	November 23, 2020	Nil	Nil	Nil
	2,000	$4.00	October 15, 2020
	1,292	$19.25	May 21, 2020
	1,000	$53.75	July 9, 2019
	280	$30.25	November 19, 2018
	400	$51.75	October 9, 2018
	840	$56.00	May 8, 2018
	500	$73.50	July 11, 2017

Erik Boch	4,538	$3.00	November 23, 2020	Nil	Nil	Nil
	4,000	$19.25	May 21, 2020
	2,800	$53.75	July 21, 2019
	2,800	$30.25	November 19, 2018
	1,400	$51.75	October 9, 2018
	20	$73.25	June 27, 2018
	2,000	$56.00	May 8, 2018
	60	$68.25	October 31, 2017
	20	$68.25	September 18, 2017
	1,200	$73.50	July 11, 2017

Barry Dahan	5,577	$3.00	November 23, 2020
	2,400	$19.25	May 21, 2020	Nil	Nil	Nil
	1,200	$53.75	July 21, 2019
	1,400	$30.25	November 19, 2018
	600	$51.75	October 9, 2018
	1,000	$56.00	May 8, 2018
	1,200	$73.50	July 11, 2017

Dave Farrar	4,538	$3.00	November 23, 2020	Nil	589	$1,224
	4,000	$19.25	May 21, 2020
	2,800	$53.75	July 21, 2019
	2,800	$30.25	November 19, 2018
	1,400	$51.75	October 9, 2018
	2,000	$56.00	May 8, 2018
	1,200	$73.50	July 11, 2017

(1)
The closing market price of the Common Shares on the TSX on February 29, 2016 was CAD$2.81 per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2016 fiscal year. CAD to USD is 0.7395 (1.3523).

(3)
Mr. Frederick resigned as a director and officer of the Corporation effective on August 26, 2015.

(4)
Mr. Houston was appointed as Interim Chief Financial Officer effective on August 26, 2015, and as Chief Financial Officer effective on October 28, 2015.

Share-Based Awards

Description of the Share Based Compensation Plan

        After a review of the Corporation's compensation policies in May 2014, the Board of Directors recommended that shareholders approve the Share Based Compensation Plan which replaced the Sixth Amended and Restated Key Employee Stock Option Plan (the "Old Option Plan"). This recommendation was made to bring the Corporation's compensation policies in line with trends in compensation practice, which includes a move away from stock options to other forms of equity based compensation.

        The following disclosure is a summary of the Share Based Compensation Plan and is qualified in its entirety by reference to the Share Based Compensation Plan, a copy of which is set out in Appendix B to the Management Information Circular dated May 23, 2014 of the Corporation and filed under the Corporation's profile on SEDAR. Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Based Compensation Plan. The following is not a comprehensive discussion of all of the terms and conditions of the Share Based Compensation Plan. Readers are advised to review the full text of the Share Based Compensation Plan to fully understand all terms and conditions of the plan.

        As described above, subject to the adjustment provisions provided for in the Share Based Compensation Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to the Share Based Compensation Plan shall not exceed 10% of the issued and outstanding Common Shares, provided that the maximum number of Bonus Shares (as defined in the Share Based Compensation Plan) issued in any 12 month period shall not exceed 1.0% of the total number of issued and outstanding Common Shares (calculated on a non diluted basis). Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Share Based Compensation Plan will increase accordingly. For purposes of calculating the available pool of Common Shares for awards under the Share Based Compensation Plan, Common Shares issuable upon the exercise of options granted under the Old Option Plan that are outstanding as of June 20, 2014 will not be available for grant. However, the following will not be counted in calculating the available pool of Common Shares:

  i.
  Common Shares issued pursuant to the exercise of options granted under the Share Based Compensation Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  ii.
  Common Shares issued pursuant to the exercise of options granted under the Old Option Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  iii.
  Common Shares issued pursuant to the settlement of vested awards, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

  iv.
  (Bonus Shares (as defined in the Share Based Compensation Plan);

  v.
  Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase pursuant to an Option granted under the Share Based Compensation Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan; and

  vi.
  Common Shares which by reason of the expiration without vesting of a PSU, RSU, or DSU (as defined below), or by reason of the cancellation of a PSU, RSU or DSU are no longer subject to issuance,

    which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan.

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

        The Share Based Compensation Plan includes provision for granting of performance based share units ("PSUs"), RSUs, deferred share units ("DSUs"), Bonus Shares (as defined in the Share Based Compensation Plan) and options to purchase Common Shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the Common Shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion.

        As of the date of this Annual Report, options to purchase 187,137 Common Shares (representing approximately 5.17% of the issued and outstanding Common Shares at the date of this Circular) are outstanding under the Share Based Compensation Plan and 101,608 Common Shares (representing approximately 2.81% of the issued and outstanding Common Shares at the date of this Circular) are available for future grants under the Share Based Compensation Plan. Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Share Based Compensation Plan will increase accordingly.

        All awards granted pursuant to the Share Based Compensation Plan will be subject to all statutory tax withholdings under applicable tax laws.

        PSUs.    PSUs are performance based share units which are granted to participants in the Share Based Compensation Plan based on either individual and corporate performance criteria, or a combination thereof. Performance objectives are established at the beginning of each fiscal year and the participant is awarded a number of share units based on measured performance against these objectives at the end of the year. The share units are paid out to the participant at some later date but no later than three years from the year in which the PSUs were granted. Subject to the terms of any applicable grant, non vested PSUs are forfeited if the participant voluntarily leaves his or her employment with the Corporation.

        The Corporation believes that PSUs will provide it with a transparent and objective tool for rewarding performance, while providing participants with a defined incentive award.

        RSUs.    RSUs are share units which are granted to participants which vest over time. RSUs may, at the discretion of the Board or the Compensation Committee, include performance objectives. The share units are paid out to the participant at some later date but no later than three years from the year in which the RSUs were granted. Subject to the terms of any applicable grant, non vested RSUs are forfeited if the participant voluntarily leaves his or her employment with the Corporation.

        DSUs.    The proposed Share Based Compensation Plan also makes provision for the use of DSUs as payment of directors' fees. A DSU is a notional share that has the same value as one Common Share. Under the proposed plan, directors may choose, with the consent of the Corporation, and subject to restrictions and procedures imposed by applicable law, to take all or part of their fees in DSUs.

        DSUs may be paid out to directors as Common Shares in the Corporation or in cash, at the discretion of the Board, when they retire from the Board. Subject to compliance with applicable tax laws, a retiring director may be able to defer the payment of such awards and decide to receive all or a portion of the cash payout the following year. The Corporation believes that the use of DSUs can have the advantage of encouraging higher levels of share ownership by the directors, thereby aligning their interests more closely with that of the Corporation while also preserving cash for the Corporation.

        Bonus Shares.    The proposed Share Based Compensation Plan permits Common Shares to be issued as a discretionary bonus to participants. The maximum number of Common Shares issued as Bonus Shares in any 12 month period cannot exceed 1.0% of the total number of issued and outstanding Common Shares (calculated on a non diluted basis).

        Administration.    Under the Share Based Compensation Plan, the Board may, at any time, appoint a committee to, among other things, interpret, administer and implement the Share Based Compensation Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board may prescribe, consistent with the Share Based Compensation Plan. The Compensation Committee will administer the Share Based Compensation Plan.

        Eligible Persons.    Under the Share Based Compensation Plan, awards may be granted to any Non Employee Director, Officer, Employee or Consultant (all as defined in the Share Based Compensation Plan), or any of its Related Entities (as defined in the Share Based Compensation Plan). As used in this summary and the Share Based Compensation Plan, a participant is an eligible person to whom an award has been granted under the Share Based Compensation Plan. With regard to options granted to participants who are subject to the tax rules imposed by the United States Internal Revenue Code of 1986, as amended (the "IRC"), the options may be either "incentive stock options" (as defined in Section 422 of the IRC or "nonstatutory stock options." Under the IRC, the maximum number of options which can first become eligible to be exercised in any calendar year is limited to U.S. $100,000 (based on the fair market value of the Common Shares on the date of grant). Any amount in excess of this figure will be nonstatutory stock options.

        Exercise Price of Options.    The exercise price per Common Share for options is fixed by the Compensation Committee but under no circumstances can the exercise price at the time of the grant be less than the fair market value of the Common Shares determined in accordance with the terms of the Share Based Compensation Plan. The exercise price of "incentive stock options" (as defined in Section 422 of the IRC) granted to shareholders owning 10% or more of the Corporation must equal 110% of the fair market value of the Common Shares on the date of grant.

        Term of Options.    Subject to certain extensions in the case of a blackout period, the term of options granted will be determined by the Board or the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be the earlier of: (i) the date which is the 10th anniversary of the date on which such option is granted; and (ii) the last date permitted under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject. Any "incentive stock option" (as defined in Section 422 of the IRC) granted to a 10% shareholder in the preceding paragraph may have a maximum term of only five years.

        If the term of any options granted pursuant to the Share Based Compensation Plan is scheduled to expire: (i) at a time when the holder of the option is subject to restrictions on trading of securities of the Corporation under a trading "blackout" established by the Corporation (pursuant to the disclosure policy of the Corporation then in effect or otherwise) or pursuant to any lock-up agreement or other similar trading restriction (a "Blackout Period"); or (ii) within ten business days after the termination of a Blackout Period, the terms of the option will, notwithstanding the scheduled expiry date of the term of such Option, expire as of the date that is ten business days following the end of the applicable Blackout Period (the "Revised Expiry Date") and shall continue to be exercisable, convertible or otherwise remain outstanding for the benefit of the holder, as applicable, at any time up to the applicable time on the Revised Expiry Date.

        Limit on Incentive Stock Option Awards.    The maximum number of Common Shares issuable upon the exercise of "incentive stock options" (as defined in Section 422 of the IRC) under the Share Based Compensation Plan is 84,000.

        Vesting of PSUs and RSUs.    The Board or the Compensation Committee may determine the vesting schedule of any PSU or RSU at the time of grant. PSUs vest based on performance criteria as determined by the Board or Compensation Committee. RSUs generally vest in three annual increments. Subject to the terms of any applicable grant in the event that the participant terminates employment with the Corporation or its subsidiaries by reason of Eligible Retirement (as defined in the Share Based Compensation Plan), death or total disability (as determined by the Compensation Committee in good faith) (each an "Accelerated Vesting Event"), the non vested PSU or RSU will: (i) in the case of Eligible Retirement or death being the Accelerated Vesting Event, immediately become 100% vested, or (ii) in the case of total disability being the Accelerated Vesting Event, vest on the sixtieth (60th) day following the participant's termination.

        Subject to the terms of any applicable grant if the participant terminates employment with the Corporation and its subsidiaries for any reason other than such Eligible Retirement, total disability or death or termination without cause, any non vested PSUs and/or RSUs granted thereunder will be immediately cancelled without liability or compensation therefor and be of no further force and effect. For clarity, where the participant voluntarily terminates his/her employment with the Corporation or is otherwise terminated by the Corporation for cause, all non vested PSUs and RSUs of the participant shall be immediately cancelled without compensation or liability therefor and be of no further force and effect.

        In the case of termination without cause, all unvested PSUs and RSUs immediately become 100% vested on the termination date.

        Settlement of Vested Units.    Payment to the participant in respect of vested RSUs or PSUs will be as soon as practicable following the date on which the RSUs or PSUs become vested; provided that the settlement date shall not be later than the third anniversary of the date of grant and all payments in respect of vested units in the participant's notional account maintained by the Corporation shall be paid in full on or before December 31 of the same calendar year.

        Vesting of DSUs.    Subject to the vesting provisions otherwise stipulated by the Board or the Compensation Committee, where a participant is terminated for cause or where a non employee director resigns or is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Compensation Committee, all unvested DSUs in the participant's notional account maintained by the Corporation shall be immediately cancelled without liability or compensation therefor and be of no further force and effect (unless otherwise determined by the Compensation Committee).

        Assignability.    Awards granted under the Share Based Compensation Plan are non transferable and non assignable to anyone other than to the estate of a participant in the event of death and then only in accordance with the terms of the Share Based Compensation Plan.

        Termination Provisions.    Subject to the terms of the Share Based Compensation Plan and any particular award granted under such plan, the following table describes the impact of certain events upon the rights of holders under the Share Based Compensation Plan. See also the discussion above under "Vesting of PSUs and RSUs" and "Vesting of DSUs".

Event	Effect on Award

Termination without cause of an Employee, Officer, or Non-Employee Director	Any options held at the date of the event shall be exercisable until the earlier of 30 days after the date of the event and the date on which the particular option otherwise expires.

Eligible Retirement	Vested options may be exercised until the earlier of 30 days after the date of the event or the date on which the option otherwise expires.

Death of an Employee, Non- Employee Director or Consultant	Any non-vested portion of any outstanding award shall immediately terminate and no further vesting shall occur.
Any vested option shall expire upon the earlier of the expiry date of the award or 120 days after the date of the event.

Disability of an Employee, Officer, or Non-Employee Director	Any non-vested portion of any outstanding award shall immediately terminate and no further vesting shall occur.
Any vested option shall expire upon the earlier of the expiry date of the award or 30 days after the date of the event.

Termination for cause of an Employee, Officer or Non-Employee Director	Any non-vested award granted outstanding on date of the event and all rights thereunder shall terminate and no further vesting shall occur.

Resignation of an Employee or Officer	Any options held that are exercisable at the date of the event shall be exercisable until the earlier of 30 days after the date of the event or the date on which the option otherwise expires.

Termination for cause, breach of fiduciary duty or for retirement which is not Eligible Retirement	Any options held at the event date, whether or not exercisable on the date of the event, immediately expire and are cancelled on such date at a time determined by the Granting Authority, in its sole discretion.

        Procedure for Amending.    The Share Based Compensation Plan may be amended, altered or discontinued by the Board at any time, subject to obtaining any necessary approval of any applicable regulatory authority including, any rules imposed by any stock exchange or other quotation system upon which the Common Shares are traded, and to the extent otherwise imposed by applicable law and/or the rules of such stock exchange or other quotation system, and such amendment, alteration, or discontinuance shall be subject to the approval of the shareholders in accordance with the rules, regulations and policies of any applicable stock exchange at a duly constituted meeting of shareholders of the Corporation. In addition to the extent necessary or desirable to comply with applicable law or any rules imposed by any stock exchange or quotation system upon which the Common Shares are traded, the Share Based Compensation Plan shall be subject to the re approval of shareholders of the Corporation pursuant to a duly authorized meeting of shareholders held no later than June 20, 2024.

        Other Material Information.    Appropriate adjustments to the Share Based Compensation Plan and to awards granted thereunder will be made by the Corporation to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of share dividends or other prescribed changes in the Corporation's capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a Change of Control, the Board or the Compensation Committee may, subject to the terms of any applicable grant, take any action with respect to outstanding awards that it deems necessary or desirable, including the acceleration of any vesting provisions.

        The Share Based Compensation Plan does not limit participation by insiders or provide for a maximum number of shares that may be issued to any one participant in the Share Based Compensation Plan.

Description of the Old Option Plan

        Following the approval of the Share Based Compensation Plan, no further options will be granted under the Old Option Plan but the options granted under the Old Option Plan will continue to be governed by the terms of the Old Option Plan. The Old Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Corporation or its related entities (which includes any individual or company that controls or is controlled by the Corporation, or that is controlled by the same person or company that controls the Corporation), and to advance the Corporation's interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation.

        The Old Option Plan is administered by the Compensation Committee, or if a Compensation Committee is not appointed, by the Board (in either case, the "Plan Administrator").

        As of the date of this Annual Report, options to purchase 73,305 Common Shares (representing approximately 2.02% of the issued and outstanding Common Shares at the date of this Circular) are outstanding under the Old Option Plan. No future grants will be made under the Old Option Plan.

        Under the Old Option Plan, unless otherwise determined by the Board, options vest as to 25% on the first anniversary of the date of grant and thereafter, as to 1/36th of the remaining 75% of the optioned shares on the last day of each month, such that the option is fully vested on that date which is four years from the date of the grant.

        No option granted under the Old Option Plan shall extend for a period longer than seven years from the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Old Option Plan, in accordance with the terms of the option. The Old Option Plan contains provisions governing the termination of options in the event of a termination of employment or service of a director, officer, consultant or employee. In such circumstances, unvested options terminate immediately. Vested options expire 120 days after the death of the participant or 30 days after the termination of the participant's service "without cause" or by reason of voluntary resignation (or earlier if the option was otherwise due to expire). In the case of termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation, vested options terminate immediately.

        If an option expires (other than an expiry by reason of the termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation) during or within ten days after a period during which a participant is prohibited from exercising options pursuant to the Corporation's insider trading policy, as in effect from time to time (a "Black Out Period"), the participant may elect for the term of such option to be extended to the date which is ten business days after the last day of the Black Out Period; provided that the expiration date as extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

        In the event of a "Corporate Event" (as defined below), the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants, provide for: (a) the continuation or assumption of outstanding options by or to the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board (the "Acquirer"); (b) the substitution of options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of options and, in the case of outstanding options the right to exercise such options, to a date prior to or on the date of the Corporate Event, and the expiration of outstanding options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding options by a cash payment and/or other consideration receivable by the holders of Common Shares as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Common Shares subject to the outstanding options or portion thereof being cancelled; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. A "Corporate Event" is defined as: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding Common Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board.

        The Old Option Plan contains additional restrictions that are only applicable to options which are characterized as "incentive stock options" for the purposes of the IRC. In the case of incentive stock option grants to holders of 10% or more of the Common Shares, the exercise price of such incentive stock options must be not less than 110% of the fair market value of the Common Shares (provided that such fair market value shall not be less than the 5 day volume weighted trading price on the date of grant).

        Except in the case of death of an optionee or in accordance with the applicable law, options are not assignable without the consent of the Corporation, provided that with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, allow options, other than incentive stock options, to be transferred or assigned to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax free savings account (TFSA).

ESPP

        The ESPP was established on July 17, 2008 (the "Effective Date") following approval of the ESPP at the Corporation's 2008 annual and special meeting of shareholders.

        The ESPP is open for participation to all employees (including directors and officers who are under a permanent full time or part time contract of employment with the Corporation) of the Corporation and any subsidiary subject to certain provisions contained within the ESPP.

Summary of ESPP

        Pursuant to the ESPP, 20,000 Common Shares (approximately 0.55% of the 3,620,506 issued and outstanding Common Shares on the Record Date) are reserved for issuance under the ESPP. All Common Shares purchased or issued pursuant to the ESPP come from the treasury of the Corporation.

        The Board has full power and authority to administer the ESPP on behalf of the Corporation, including the power and authority to delegate the administration of the ESPP to the Compensation Committee. The Board determines questions of interpretation or application of the ESPP and its decisions are final and binding on all participants. Board members receive no additional compensation for their services in administering the ESPP.

        Eligible employees become participants in the ESPP by delivering to the Corporation an election to purchase shares prior to the commencement of the applicable purchase period. Each participant contributes to the ESPP, at the participant's option, an amount equal to or between the following minimum and maximum amounts (in whole percentages): a minimum of one percent (1%) of the participant's basic compensation, and a maximum of ten percent (10%) of the participant's basic compensation. The contributions are made through payroll deductions at the end of each employee's bi weekly or monthly pay period, as applicable. The Corporation, as agent of the participant, makes such deductions and pays the participant's contribution to the Administrator (as such term is defined in the ESPP).

        On the last business day of each month, the Administrator purchases Common Shares from the Corporation based on the contributions received from each participant during the preceding month (the "Participant Shares"). The purchase price of the Participant Shares is the volume weighted average closing trading price of the Common Shares on the TSX for the five trading days immediately preceding the last business day of such month. The Administrator deposits the Participant Shares into an account in the name of the participant and holds such shares on behalf of such participant.

        The Corporation matches a portion of each employee's participation in the ESPP by issuing additional Common Shares to each participant (through the Administrator). Specifically, on the last business day of each month, the Corporation issues to the Administrator that number of Common Shares (the "Matching Shares") equal to twenty five percent (25%) of the aggregate number of Participant Shares purchased by the Administrator on behalf of the participants for such month for each participant. The Matching Shares are deposited into a trust account by the Administrator on behalf of the Corporation.

        The Participant Shares purchased on behalf of each participant vest immediately to the benefit of such participant. Subject to provisions in the ESPP relating to a change in control of the Corporation, the Matching Shares vest one year from the date of issuance of such Matching Shares.

        In the event of a change of control of the Corporation, the Board, in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants in the ESPP, provide for: (a) the continuation of the vesting period with regard to any unvested Matching Shares; (b) the substitution of any unvested Matching Shares for shares of the acquirer; (c) the substitution of any unvested Matching Shares with a cash incentive program of the acquirer; (d) the acceleration of the vesting period to a date prior to or on the date of the change of control; (e) the cancellation of all or any portion of any unvested Matching Shares by a cash payment and/or other consideration receivable by the holders of any unvested Matching Shares as a result of the change in control equal to the market price of the unvested Matching Shares on the date of the change of control; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances.

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

        The Corporation reserves the right to discontinue use of payroll deductions at any time such action is deemed advisable. The ESPP will terminate on the date which is ten (10) years from the Effective Date (as such term is defined in the ESPP), unless earlier terminated by the Board. No right or interest of any participant in or under the ESPP may be assigned by such participant.

        No Common Shares are issuable under the ESPP at any time to any Insider (as such term is defined in the ESPP) if such issuance, together with all of the Corporation's previously established or proposed Share Compensation Arrangements (as such term is defined in the ESPP), including the ESPP, could result, at any time, in: (i) the number of Common Shares issued to Insiders pursuant to the ESPP, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the issued and outstanding Common Shares; or (ii) the number of Common Shares issuable to Insiders at any time pursuant to the ESPP and all such other Share Compensation Arrangements exceeding ten percent (10%) of the issued and outstanding Common Shares.

        Amendments to the ESPP generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the ESPP may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the ESPP, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; (b) suspension or termination of the ESPP; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45 106), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the ESPP; (e) any amendment to the definition of "Employee" in the ESPP; (f) any amendment to the definition of "Subsidiary" in the ESPP and the consequential amendments to Appendix "B" of the ESPP; (g) changes to the vesting provisions for any outstanding Unvested Matching Shares (as defined in the ESPP); (h) amendments to the participant contribution provisions of the ESPP; (i) amendments to the withdrawal and suspension provisions of the ESPP; (j) amendments to the number or percentage of Matching Shares contributed by the Corporation; (k) amendments to the termination provisions of the ESPP; (l) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; and (m) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

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

ITEM 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

        The common shares are the only class of shares of the Company authorized and, therefore, the only shares eligible to vote. To our knowledge, there is only one person who beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 3,620,506 shares outstanding at May 30, 2016.

Name	Number of Common Shares	Percentage of Outstanding Common Shares

Timothy J. McDonald	270,500	7.5%

B.   Related Party Transactions.

        We purchased repair services from a network repair company which has a member who serves on both companies' board of directors. During the years ended February 28, 2016 and 2015 we paid a nominal amount relating to the purchase of services from this repair facility.

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

Export Sales

        During the year ended February 29, 2016, our sales to end users located outside of Canada amounted to $84.0 million, or 97% of our $86.3 million revenues for this year.

Legal proceedings

        It is common in our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms or litigation arising out of intellectual property claims could materially adversely affect our business. For the fiscal year ended February 29, 2016 and as of the date of this Annual Report, we are not party to any litigation related to intellectual property rights.

        In January 2016, an arbitration process was initiated with a customer in India, Bharti Airtel Limited, through an arbitral tribunal to resolve a dispute over inventory (with a value of $4.7 million) shipped to this customer in June 2015. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $6.5 million in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. We feel that the claim has no merit. We will submit a counter-claim by June 2016 and the arbitration hearing is expected to be held in July 2016. As of the date of this Annual Report, the outcome of this matter is not determinable. We do not believe that we will incur a loss related to this claim. Under the generally accepted accounting principles applicable to us, we are not required to make any accrual in our financial statements with respect to any loss if it is not probable that a loss has been incurred. Based on these rules, we have not booked any accrual in our financial statements with respect to this dispute.

Dividends

        We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and other factors that our board of directors deems relevant. There are no restrictions in our articles preventing us from declaring dividends or paying dividends to our shareholders. However, our debt facilities with Comerica contain covenants restricting our ability to make payments of dividends on our common shares. We have not paid any dividends during our last three financial years.

ITEM 9.    The Offer and Listing.

Trading Price and Volume

        Our common shares are publicly traded on the TSX under the symbol "DWI". Trading of the common shares on the TSX commenced with the closing of our initial public offering on April 19, 2007. Our common shares are also traded on the NASDAQ Capital Market under the symbol "DRWI". Trading of our common shares on NASDAQ commenced on October 15, 2009.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        The ranges of our common shares on the TSX and NASDAQ for the annual high and low market prices during the five most recent full financial years ended February 28/29 are as follows:

	DWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ
Annual	High	Low	High	Low

2012	211.75	71.50	218.75	67.50
2013	112.50	42.50	114.25	43.75
2014	92.00	28.25	89.50	27.00
2015	68.75	24.75	63.75	19.50
2016	28.00	2.00	22.50	1.50

        The ranges of our common shares on the TSX and NASDAQ for the quarterly high and low market prices during the two most recent full financial years ended February 28/29 are as follows:

	DWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ
	High	Low	High	Low

Quarterly 2015
First Quarter	46.75	30.00	42.25	27.50
Second Quarter	68.75	32.50	63.75	30.00
Third Quarter	41.50	25.00	38.25	22.00
Fourth Quarter	34.25	24.75	29.50	19.50
Quarterly 2016
First Quarter	28.00	16.25	22.50	12.50
Second Quarter	20.00	6.50	16.00	4.75
Third Quarter	8.25	2.50	6.50	1.75
Fourth Quarter	5.75	2.00	4.25	1.50

        The volume of trading and price ranges of our common shares on the TSX and NASDAQ for the last twelve months of the fiscal year ending February 29, 2016 are set out in the following table:

	DWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ

Month	Price Range (CAD)	Average Daily Volume	Price Range (USD)	Average Daily Volume

March 2015	16.25 – 27.50	5,035	13.90 – 22.50	11,614

April 2015	17.50 – 23.25	1,641	14.25 – 19.00	7,691

May 2015	16.50 – 22.50	1,163	14.51 – 18.55	6,649

June 2015	15.75 – 18.75	1,818	12.97 – 15.13	4,834

July 2015	6.63 – 16.25	4,113	5.75 – 13.19	13,583

August 2015	6.38 – 9.88	1,884	5.00 – 7.75	12,453

September 2015	5.63 – 7.38	2,524	4.28 – 6.13	13,983

October 2015	3.38 – 6.38	5,069	2.70 – 4.90	13,357

November 2015	2.50 – 4.00	3,752	1.94 – 3.43	21,622

December 2015	2.63 – 4.38	4,222	2.23 – 4.00	53,533

January 2016	2.00 – 3.75	5,303	1.55 – 2.75	27,192

February 2016	2.28 – 3.19	5,000	1.79 – 2.33	51,883

ITEM 10.    Additional Information.

A.    Share Capital

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

C.    Material Contracts

        The Original Master Acquisition Agreement is a material contract which was entered into in the financial year ended February 29, 2012, and, as noted above, this agreement has been superseded and replaced by the Amended and Restated Master Acquisition Agreement, particulars of which are set out above under "General Development of the Business – History & Business Developments – Mergers & Acquisitions and Joint Ventures".

        There are no other material contracts which were entered into in the financial year ended February 29, 2016, or before the financial year ended February 29, 2016 which are still in effect as of the date of this Annual Report, other than those not required to be disclosed under applicable securities laws.

D.    Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E.    Taxation

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR NON-RESIDENTS OF CANADA

        The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) (the"Tax Act") and the regulations thereunder, (1) is not, and is not deemed to be, resident in Canada; (2) does not use or hold, and is not deemed to use or hold, the common shares in a business carried on in Canada; (3) deals at arm's length with us; (4) is not affiliated with us or a subsequent purchaser of the common shares; and (5) holds the common shares as capital property (a"Non-Resident Holder"). Generally, the common shares will be capital property to a Non-Resident Holder provided the Non-Resident Holder does not acquire or hold those common shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

        This summary is based on the current provisions of the Tax Act, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the"Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

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

        Generally, provided the common shares are listed on a "designated stock exchange" as (defined in the Tax Act) (which includes the TSX and NASDAQ) at the time of disposition, the common shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition:(i)(a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) the Non-Resident Holder together with such persons, owned 25% or more of our common shares, and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b)"Canadian resources properties" (as defined in the Tax Act), (c)"timber resource properties" (as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law rights in, property described in (a) to (c), whether or not such property exists. Notwithstanding the foregoing, our common shares may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose common shares constitute taxable Canadian property should consult with their own tax advisors.

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

        This section is based on the Internal Revenue Code of 1986, as amended (the"Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the"Canada-U.S. Tax Convention"), all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary is not binding upon the Internal Revenue Service (the"IRS") and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or a U.S. court.

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

F.    Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        The documents referred to and/or incorporated by reference in this Annual Report can be obtained free of charge upon request from Investor Relations at the Company's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9, Canada.

        We are required to file financial statements and other information with the securities regulatory authorities electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

        We are subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC. You may read and copy any of the Company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I.    Subsidiary Information

        Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the twelve months ended February 29, 2016 was $2.0 million on our cash, cash equivalents and debt facility (twelve months ended February 28, 2015 – expense of $1.4 million respectively).

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

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. We had no forward contracts in place at February 29, 2016 (February 28, 2015 – nil). All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of February 29, 2016, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal decrease in after-tax net loss for the twelve months ended February 29, 2016 (twelve months ended February 28, 2015 – nominal decrease) with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 29, 2016.

ITEM 12.    Description of Securities Other Than Equity Securities.

A.    Debt Securities

        Not applicable.

B.    Warrants and Rights

        Not applicable.

C.    Other Securities

        Not applicable.

D.    American Depositary Shares

        Not applicable.

 PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.
Not applicable.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.    Use of Proceeds

2016 Offering

        On April 6, 2016, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain institutional investors (the "Purchasers") providing for the issuance and sale by us of 599,998 common shares and a price per share equal to US$7.25. The shares were being offered (the "Registered Offering") by us pursuant to an effective shelf registration statement on Form F-3 (File No. 333-209969), which was declared effective by the Securities and Exchange Commission (the "SEC") on March 14, 2016 (the "Registration Statement"). In a concurrent private placement (the "Private Placement" and, together with the Registered Offering, the "Offerings"), we issued warrants to purchase 299,999 common shares at an exercise price of US$8.50 per share. The warrants are exercisable six months and one day after the date of issuance and expire five years from the date of issuance. The net proceeds of the Offerings is US$4.09 million, after placement agent fees and estimated Offering expenses payable by us, and excluding any proceeds we may receive upon exercise of the warrants.

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

Use of Proceeds

        Proceeds from the 2014 Offering and 2013 Offering were used to fund the operations of the business.

ITEM 15.    Controls and Procedures.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        At the end of the period covered by this Annual Report for the year ended February 29, 2016 and up to May 30, 2016, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act. Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 29, 2016 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in the Company's disclosure controls and procedures as of February 29, 2016.

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

ITEM 16B.    Code of Ethics.

        We have adopted a Code of Business Conduct and Ethics (the"Code of Ethics") that is applicable to each of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. Our Code of Ethics is available at on our website at www.dragonwaveinc.com.

        Any amendments to our Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on our website within four business days of such amendment or waiver and shall be provided in print to any shareholder who requests them.

        There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended February 29, 2016.

ITEM 16C.    Principal Accountant Fees and Services.

        The following table sets out the fees billed to us by EY LLP and its affiliates for professional services for the year ended February 29, 2016 and the year ended February 28, 2015. During these years, EY LLP was our only external auditor.

        The aggregate fees billed by EY LLP were as follows:

	Year Ended February 29, 2016	Year Ended February 28, 2015
Audit Fees	$289,129	$375,000
Audit Related Fees	$1,600	$30,000
Tax Fees	$84,366	$136,000
All Other Fees	$39,364	$70,000

TOTAL	$414,459	$611,000

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

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        On April 9, 2010, the TSX accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and expired April 12, 2011. Daily purchases over the facilities of the NASDAQ were limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX were limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company paid for the common shares purchased was the market price of the shares at the time of acquisition.

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

ITEM 16F.    Change in Registrant's Certifying Accountant.

        Not applicable.

ITEM 16G.    Corporate Governance.

        Our common shares are quoted for trading on the NASDAQ Capital Market under the symbol DRWI. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the SEC, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

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

ITEM 18.    Financial Statements.

        The Consolidated Financial Statements of the Company for the years ended February 29, 2016, and February 28, 2015 including the reports of our independent registered public accounting firm thereon are set forth beginning on page F-1.

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 29, 2016 and February 28, 2015 and the consolidated statements of operations, comprehensive loss, cash flows and changes in equity for each of the years in the two-year period ended February 29, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 29, 2016 and February 28, 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended February 29, 2016 in accordance with United States generally accepted accounting principles.

Emphasis of matter

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has a capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ottawa, Canada
May 18, 2016

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at February 29, 2016	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	4	4,277	23,692
Trade receivables	5	18,986	48,626
Inventory	6	22,702	24,294
Other current assets	7	2,777	5,895

		48,742	102,507
Long Term Assets
Property and equipment	8	3,702	4,322
Deferred tax asset	20	—	1,485
Deferred financing cost		—	18
Intangible assets	9	623	794
Goodwill	9	—	11,927

		4,325	18,546

Total Assets	11	53,067	121,053

Liabilities
Current Liabilities
Debt facility	11	22,152	—
Accounts payable and accrued liabilities	10	23,557	40,677
Deferred revenue		1,944	830
Deferred tax liability	20	294	—
Warrant liability	13, 17	117	—

		48,064	41,507
Long Term Liabilities
Debt facility	11	—	32,400
Other long term liabilities	12	773	1,139
Warrant liability	13, 17	3	1,239

		776	34,778
Commitments	15
Shareholders' equity
Capital stock	13	221,128	220,952
Contributed surplus	13	9,235	8,388
Deficit		(218,225)	(175,921)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' equity		2,520	43,801
Non-controlling interests	3	1,707	967

Total Equity		4,227	44,768

Total Liabilities and Equity		53,067	121,053

Shares issued & outstanding	14	3,020,069	3,011,632

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts

		Twelve months ended
	Note	February 29, 2016	February 28, 2015
REVENUE
Hardware and other	18	71,393	150,432
Services	18	14,902	7,334

		86,295	157,766

COST OF SALES
Hardware and other	6	58,991	123,950
Services	6	8,917	3,051
Inventory provision	6	4,416	2,771

		72,324	129,772

Gross profit		13,971	27,994

EXPENSES
Research and development		13,406	18,657
Selling and marketing		10,572	13,975
General and administrative		13,798	15,085

		37,776	47,717

Loss before other items		(23,805)	(19,723)
Goodwill impairment	9	(11,927)	—
Restructuring costs	22	(1,549)	—
Amortization of intangible assets	9	(577)	(1,188)
Accretion expense		(205)	(168)
Interest expense	11, 17	(2,014)	(1,557)
Warrant issuance expenses		—	(221)
Gain on change in estimate		—	67
Gain on sale of fixed assets		—	18
Fair value adjustment — warrant liability	13	1,119	2,007
Foreign exchange (loss) gain		(331)	846

Loss before income taxes		(39,289)	(19,919)

Income tax expense	20	2,275	717

Net loss and comprehensive loss		(41,564)	(20,636)
Net income attributable to non-controlling interest		(740)	(884)

Net loss and comprehensive loss attributable to shareholders		(42,304)	(21,520)

Net loss and comprehensive loss per share
Basic and diluted	14	(14.01)	(7.90)
Weighted average shares outstanding
Basic and diluted	14	3,019,259	2,724,467

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Twelve months ended
	Note	February 29, 2016	February 28, 2015
Operating activities
Net loss		(41,564)	(20,636)
Items not affecting cash
Goodwill impairment	9	11,927	—
Amortization of property and equipment	8	1,931	2,320
Amortization of intangible assets	9	577	1,188
Accretion expense		205	168
Interest expense		—	28
Gain on change in estimate		—	(67)
Gain on contract amendment		—	(530)
Fair value adjustment – warrant liability	13	(1,119)	(2,007)
Stock-based compensation	13	988	1,270
Unrealized foreign exchange loss		485	913
Deferred income tax expense		1,841	59

		(24,729)	(17,294)
Changes in non-cash working capital items	16	18,236	(14,343)

		(6,493)	(31,637)

Investing activities
Acquisition of property and equipment		(1,311)	(3,474)
Acquisition of intangible assets		(406)	(347)

		(1,717)	(3,821)

Financing activities
Repayments on capital lease obligation		(507)	(739)
Contribution by non-controlling interest in DW-HFCL	3	—	164
Proceeds from issuance of warrant		—	2,551
Proceeds from debt facility	11	1,300	17,400
Repayment of debt facility	11	(11,548)	—
Issuance of common shares, net		35	21,695

		(10,720)	41,071

Effect of foreign exchange on cash and cash equivalents		(485)	(913)
Net increase / (decrease) in cash and cash equivalents		(19,415)	4,700
Cash and cash equivalents at beginning of period		23,692	18,992

Cash and cash equivalents at end of period		4,277	23,692

Cash paid during the year for interest		2,335	1,190

Cash paid during the year for taxes		522	802

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2014	2,320,349	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	1,270	—	—	—	1,270
Public offering	637,100	21,631	—	—	—	—	21,631
Exercise of warrants	52,042	664	—	—	—	—	664
Share issuance	2,141	64	—	104	64	—	232
Other comprehensive loss	—	—	—	—	—	164	164
Net (loss) / income	—	—	—	(21,520)	—	884	(20,636)

Balance at February 28, 2015	3,011,632	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	988	—	—	—	988
Exercise of restricted share units	2,400	133	(133)	—	—	—	—
Share issuance	6,037	43	(8)	—	—	—	35
Net (loss)/income	—	—	—	(42,304)	—	740	(41,564)

Balance at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on the NASDAQ Capital Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated financial statements for the year ended February 29, 2016 has been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the year ended February 29, 2016. Recently, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant OEM channel and a dispute over inventory shipped to a customer in India in June 2015.

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

  •
  Reduced operating expenses by 33% in the fourth quarter of fiscal year 2016 compared to the same period in the previous year primarily through reduction in international staff levels;

  •
  Raised $4,350 in equity in a registered direct offering on April 7, 2016;

  •
  Reduced outstanding debt on the Company's credit facility by $10,248 between February 28, 2015 and February 29, 2016 by leveraging its working capital;

  •
  Negotiated forbearance terms with its credit facility partners;

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the terms of its debt facility and is currently operating under its second forbearance period. See Note 11 for further details on the debt facility. No long term debt facility agreement has been reached. The continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business and overcome these difficulties include initiatives in a number of areas including:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting its business focus and resources away from Nokia in order to support new sales channels;

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

  •
  Renegotiating the terms of existing debt facilities;

  •
  Continuing to minimize fixed and variable operating expenses, by tightly controlling discretionary spending and headcount growth;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and,

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, and success in arbitration with the customer located in India. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

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

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are primarily a direct and integral component or extension of the Company's operations, are translated into US dollars (USD) using the following: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in the consolidated statement of operations.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's sales agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated sales return and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

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

        The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based on factors including its estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        The Company carries inventory for the purposes of supporting its product warranty. Standard warranty is typically 13 to 36 months but the Company earns revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

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

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment and research and development equipment	4 - 5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

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

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The goodwill impairment test is a two-step process which requires management to make judgmental assumptions regarding fair value. The Company looks at any qualitative factors that would suggest that further analysis is required. The first step consists of estimating the fair value of its reporting unit. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share based compensation plan and employee share purchase plan

        The Company has a share based compensation plan and an employee share purchase plan which are described in note 13. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares are recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in loss.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Loss per share

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, the net loss available to common shareholders equates to the net loss.

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use (ROU) asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the year ended February 29, 2016, the minority owner, HFCL, made a capital contribution of nil (2015 – $164).

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	February 29, 2016				February 28, 2015
Native Currency	Native Currency $	Foreign Exchange Rate to USD	USD Amount	% of Total	USD Amount	% of Total
US Dollar	1,600	1.000	1,600	37.4%	15,010	63.4%
Canadian Dollar	53	0.736	39	0.9%	4,106	17.3%
Indian Rupee	158,951	0.015	2,317	54.2%	2,497	10.5%
Other			321	7.5%	2,079	8.8%

Total Cash and Cash Equivalents			4,277	100.0%	23,692	100.0%

        The Company is required to have a minimum of $1,000 held at Comerica Bank [2015 – $10,000].

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

	February 29, 2016	February 28, 2015
Trade receivables	19,209	49,295
Allowance for doubtful accounts	(223)	(669)

Total trade receivables	18,986	48,626

        As at February 29, 2016, two customers exceeded 10% of the total receivable balance. These customers represented 52% and 16% of the trade receivables balance [2015 – two customers represented 37% and 34% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $240 related to bad debt expense for the year ended February 29, 2016 [2015 – expense of $160].

6. INVENTORY

        Inventory is comprised of the following:

	February 29, 2016	February 28, 2015
Raw materials	2,389	7,469
Work in progress	614	577
Finished goods	16,986	13,709

Total production inventory	19,989	21,755

Inventory held for customer service/warranty	2,713	2,539

Total inventory	22,702	24,294

        Cost of sales for the year ended February 29, 2016 was $72,324 [2015 – $129,772], which included $56,296 of product costs [2015 – $115,309]. The remaining costs of $16,028 [2015 – $14,463] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

        For the year ended February 29, 2016, the Company recognized an impairment loss on inventory of $4,416 [2015 – $2,771]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of sales for the year ended February 29, 2016 were overhead and labour allocations of $1,746 [2015 – $3,860]. Included in inventory at February 29, 2016 were overhead and labour allocations of $551 [2015 – $461].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

6. INVENTORY (Continued)

the inventory held by the Company's primary contract manufacturer at February 29, 2016 was $16,848 [February 28, 2015 – $13,565]

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 29, 2016	February 28, 2015
Deposits on inventory	670	1,240
Prepaid expenses	1,355	2,082
Indirect taxes	610	1,079
Income tax receivable	—	390
Deferred financing costs	18	55
Deferred tax asset	—	61
Receivable from contract manufacturers and other items	124	988

Total other current assets	2,777	5,895

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	February 29, 2016			February 28, 2015
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research and development equipment	24,236	21,581	2,655	3,056
Computer hardware	3,702	3,489	213	260
Production fixtures	2,433	1,874	559	661
Leasehold improvements	1,081	978	103	146
Furniture and fixtures	864	761	103	145
Communication equipment	289	285	4	8
Other	448	383	65	46

Total property and equipment	33,053	29,351	3,702	4,322

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	February 29, 2016	February 28, 2015
Research and development ("R&D")	364	1,067
Selling and marketing ("S&M")	40	56
General and administrative ("G&A")	1,527	1,197

Total	1,931	2,320

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

8. PROPERTY AND EQUIPMENT (Continued)

        Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets and goodwill are apportioned as follows:

	February 29, 2016				February 28, 2015
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	7,046	6,423	—	623	794
Goodwill	11,927	—	11,927	—	11,927

        For the year ended February 29, 2016, the Company recognized amortization of intangible assets of $577 [2015 – $1,188]. The Company estimates that it will recognize $305, $304 and $14 respectively for the next three succeeding years.

        The Company tests goodwill for impairment annually on August 31 and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Consistent with the Company's assessment that it has only one reporting unit, the Company tests goodwill for impairment at the entity level. The Company tests goodwill using a two-step process. The Company looks at any qualitative factors that would suggest that further analysis is required. The Company determined that the continuing decline of DragonWave's market capitalization and continued losses in fiscal year 2016 warranted further analysis. The first step consists of estimating the fair value of the Company's single reporting unit and comparing that to the carrying amount of the Company's net assets. At August 31, 2015 management used both an income-based and market-based approach to value the single reporting unit. Under the income-based approach, the Company used a discounted cash flow methodology, while under the market-based approach, the Company considered its market capitalization in addition to an estimated control premium based on a review of comparative market transactions. In the second step, the Company compared the implied carrying value of the goodwill to the values determined previously in the process and concluded that its goodwill was fully impaired. As a result, the Company recorded a non-cash impairment charge of $11,927 in the three month period ended August 31, 2015.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	February 29, 2016	February 28, 2015
Trade payables	11,858	23,474
Accrued liabilities	5,830	9,394
Termination fee	3,337	4,227
Payroll related accruals	1,257	2,076
Warranty accrual	651	335
Income taxes payable	555	657
Capital lease obligation	69	514

Total accounts payable and accrued liabilities	23,557	40,677

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments. During the year ended February 28, 2015, the Company revised the termination fee liability which resulted in a gain of $301. Payments totaling $3,287 were made during the year ended February 28, 2015. During the year ended February 29, 2016 the Company made a payment of $1,119. As at February 29, 2016 the liability is valued at $3,337 and is considered short term in nature [2015 – $4,383; short term: $4,227 and long term: $156].

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty accrual for the respective periods:

	February 29, 2016	February 28, 2015
Balance at the beginning of the period	678	619
Accruals	2,057	1,031
Utilization	(1,809)	(972)

Ending Balance	926	678

Short term Portion	651	335
Long term Portion	275	343

11. DEBT FACILITY

        The Company has established a credit facility with Comerica Bank and Export Development Canada. As at February 29, 2016, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $22,152 on the facility as at February 29, 2016 [2015 – $32,400], and $1,853 against its letter of credit facility [2015 – $1,864].

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the year ended February 29, 2016 the weighted average debt outstanding was $29,765 [2015 – $20,304] and the Company recognized $2,007 in interest expense related to the debt facility [2015 – $1,401] and expensed $55 in deferred financing cost [2015 – $187].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

11. DEBT FACILITY (Continued)

        The Company has in place a forbearance agreement until May 18, 2016, which identifies new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $35,000 and implements more frequent monitoring. Subsequent to February 29, 2016, DragonWave Inc. repaid $3,285 on the debt facility. As of May 18, 2016 the Company is in compliance with the financial terms of the forbearance agreement.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 29, 2016	February 28, 2015
Warranty accrual	275	343
Deferred revenue	498	578
Termination fee	—	156
Capital lease obligation	—	62

Total other long term liabilities	773	1,139

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.70 per share, subsequently changed to purchase 1/25th of one common share at an exercise price of $67.50 per share following the share consolidation, until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis, for aggregate gross proceeds of $28,670 CAD. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 ($26,184 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share, subsequently changed to purchase 1/25th of one common share at an exercise price of $56.25 CAD per share following the share consolidation, until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated financial statements.

Share based compensation plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "Previous Plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the previous plan was 10% of the common shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of common shares issuable under the Plan is 302,007, which represents 10% of the common shares issued and outstanding as at February 29, 2016.

        The following is a summary of stock option activity:

	February 29, 2016		February 28, 2015
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	159,421	$76.34	127,149	$92.70
Granted	172,974	$8.64	43,156	$52.76
Forfeited	(55,667)	$82.34	(10,884)	$173.94

Closing balance	276,728	$32.82	159,421	$76.34

        The following table shows the weighted average values used in determining the fair value of options granted during the years ended February 29, 2016 and February 28, 2015:

	February 29, 2016	February 28, 2015
Volatility	95.6%	75.8%
Risk free rate	0.58%	1.35%
Dividend yield	Nil	Nil
Average expected life	3.97 yrs	4 yrs

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

        The 172,974 options granted during the year ended February 29, 2016 were determined to have a fair value of $683 [2015 – 43,156 options valued at $1,204].

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 29, 2016:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.25	102,737	4.73	$3.00	51,616	4.73	$3.00
$3.26	$16.88	4,017	4.73	$3.97	969	4.86	$3.50
$16.89	$21.00	50,016	4.22	$19.25	—	0.00	$0.00
$21.01	$46.88	19,764	2.78	$30.54	17,567	2.74	$30.55
$46.89	$52.88	15,589	2.44	$51.80	10,244	2.40	$51.81
$52.89	$54.88	33,245	3.37	$53.75	14,579	3.37	$53.75
$54.89	$62.13	21,677	2.19	$56.00	15,287	2.19	$56.00
$62.14	$79.25	16,705	1.41	$73.32	14,941	1.40	$73.35
$79.26	$169.25	12,978	0.22	$166.23	12,978	0.22	$166.23

		276,728	3.60	$32.82	138,181	3.10	$44.28

        The Company has recognized $941 for the year ended February 29, 2016 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2015 – $1,177]. Stock compensation expense was allocated to operating expenses as follows:

	February 29, 2016	February 28, 2015
Research and development	172	297
Sales and marketing	204	333
General and administrative	565	547

Total	941	1,177

        As at February 29, 2016, compensation costs not yet recognized relating to stock option awards outstanding is $1,476 [2015 – $1,926] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSUs vested during the second quarter of fiscal year 2016 with the exception of 800 RSUs which were cancelled on April 14, 2015.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the year ended February 29, 2016:

	Year ended February 29, 2016
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2014	—	—
Granted	3,200	$53.75

RSU balances at February 28, 2015	3,200	$53.75
Forfeited	(800)	$53.75
Vested	(2,400)	$53.75

RSU balances at February 29, 2016	—	—

        The Company has recognized $39 for the year ended February 29, 2016 as compensation expense for restricted share units, with a corresponding credit to contributed surplus [2015 – $93].

Restricted shares & employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 29, 2016 a total of 5,207 common shares were purchased by employees at fair market value, while the Company issued 1,227 common shares, net of forfeitures, as its matching contribution during the year ended February 29, 2016. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the year ended February 29, 2016 was $13 [2015 – $13]. The fair value of the unearned ESPP shares as at February 29, 2016 was $8 [2015 – $13]. The number of shares held for release, and still restricted under the plan at February 29, 2016 was 978 [2015 – 440].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 5,050 common shares of the Company at a price of $88.75 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued – 8,932,500). Each whole warrant entitles the holder to purchase 1/25th common share of the Company at an exercise price of $67.50 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was adjusted to $32.50 as a result of a subsequent equity financing undertaken by the

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment – warrant liability" in the consolidated statement of operations. As at February 29, 2016, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $3. In the year ended February 29, 2016 the Company realized a gain in the amount of $600 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $3.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis for aggregate gross proceeds of $28,670 CAD. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $56.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized a warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. During the year ended February 29, 2016 the Company realized a gain in the amount of $519 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $117.

        The following is a summary of outstanding warrants:

	February 29, 2016
	Warrants Outstanding	Shares Purchasable	Exercise Price
May 2007 Issuance	31,562	1,262	$88.75
September 2013 Issuance	2,088,750	83,550	$32.50
August 2014 Issuance	7,963,750	318,550	$56.25	CAD

14. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at February 29, 2016 a total of 276,728 options and 10,084,062 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the dilutive impact on net loss per share during the year ended including the effect of outstanding options and warrants:

	Year ended
	February 29, 2016	February 28, 2015
Net loss attributable to shareholders	(42,304)	(21,520)
Weighted average number of shares outstanding	3,019,259	2,724,467

Basic net loss/dilutive net loss per share	$(14.01)	$(7.90)

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

15. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 29, 2016 per fiscal year are as follows:

2017	1,144
2018	134
2019	10

1,288

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, with a value of $4,707. The customer has submitted a claim statement which the Company feels has no merit. The Company will submit a counter-claim in June 2016. Since the arbitration hearing is set for July 2016, the outcome of this matter is not determinable as of the date of this report.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

16. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended
	February 29, 2016	February 28, 2015
Changes in non-cash working capital balances:
Trade receivables	29,640	(31,218)
Inventory	1,592	6,122
Other current assets	3,074	65
Accounts payable and accrued liabilities	(16,880)	10,173
Deferred revenue	1,114	(154)
Other long term liabilities	(304)	669

	18,236	(14,343)

17. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 29, 2016	February 28, 2015
Assets held at fair value (A)	4,277	23,692
Loans and receivables (B)	19,110	49,614
Other financial liabilities (C)	44,434	71,728
Liabilities held at fair value (D)	120	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Warrant liability

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

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at February 29, 2016 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

        As at February 29, 2016 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	3	3

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

        As at February 28, 2015, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the year ended February 29, 2016 follows:

	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment – warrant liability	—	(600)

Balance at February 29, 2016	2,088,750	3

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the year ended February 29, 2016 was $1,959 on the Company's cash, cash equivalents, and debt facility [2015 – expense of $1,369].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts.

        As of February 29, 2016, if the US dollar had appreciated 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net loss of $27 for the year ended February 29, 2016 [2015 – decrease of $42], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 29, 2016.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 29, 2016, the Company had cash and cash equivalents totaling $4,277 [

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

2015 – $23,692]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

18. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

        The following table presents total net book value of property and equipment, intangible assets and goodwill by geographic location:

	Year Ended
	February 29, 2016		February 28, 2015
	Amount	%	Amount	%
Canada	1,860	43%	2,017	12%
United States	—	0%	11,927	70%
Malaysia	1,492	34%	2,004	12%
Other	973	23%	1,095	6%

Total	4,325	100%	17,043	100%

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following table presents total revenues by geographic location through direct and indirect sales and through its Original Equipment Manufacturer (OEM) partner, Nokia:

	Year Ended February 29, 2016				Year Ended February 28, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	2,255	—	2,255	3%	4,358	—	4,358	3%
Europe, Middle East & Africa	6,753	31,109	37,862	44%	12,554	61,467	74,021	47%
India	13,993	3,787	17,780	21%	26,291	10,854	37,145	24%
United States	19,577	19	19,596	23%	23,451	—	23,451	15%
Rest of World	6,095	2,707	8,802	9%	6,825	11,966	18,791	11%

	48,673	37,622	86,295	100%	73,479	84,287	157,766	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

        During each of the periods presented, revenue is comprised of:

	For the year ended
	February 29, 2016		February 28, 2015
	Amount	%	Amount	%
Product Sales	71,393	83%	150,432	95%
Services	14,902	17%	7,334	5%

Total Revenue	86,295	100%	157,766	100%

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

19. ECONOMIC DEPENDENCE

        For the year ended February 29, 2016, the Company was dependent on three key customers with respect to revenue. These customers represented approximately 44%, 15% and 11% of sales during that twelve month period [2015 – two customers represented 53% and 16%].

20. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2016	February 28, 2015
Canada	(22,994)	(24,558)
Luxembourg	(7,222)	322
India	1,756	2,721
China	706	991
Other	(11,535)	605

	(39,289)	(19,919)

        Income tax expense, both current and deferred, relates to jurisdictions outside of Canada where losses are not sufficient to cover the tax liability in the region. For the year ended February 29, 2016, the current income tax expenses was $434 [2015 – $658] and the deferred income tax expense was $1,841 [2015 – $59].

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	2016	2015
Income (loss) before income taxes	(39,289)	(19,919)
Statutory income tax rate	26.5%	26.5%
Expected income tax expense	(10,412)	(5,279)
Change in valuation allowances	6,043	6,682
Goodwill impairment	4,420	—
Prior year adjustments	1,444	859
Foreign tax rate differences	578	(177)
Other	165	66
Non-deductible expenses and non-taxable income	37	(105)
Share issue costs	—	(435)
Research and development tax credits	—	(894)

	2,275	717

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. INCOME TAXES (Continued)

        The Company's deferred tax assets and liabilities include the following significant components:

	2016	2015
Income tax loss carryforwards	39,322	32,643
Capital Loss	19,011	19,015
Research and development tax credits	13,180	14,052
SR&ED Expenditures	6,872	7,845
Book and tax differences on assets	1,256	1,486
Share issue expenses	443	591
Income and expense reserves	236	192

Total gross deferred tax assets	80,320	75,824

Valuation allowance	(80,320)	(74,278)
Income and expense reserves	(294)

Net deferred tax (liability)/asset	(294)	1,546

        As at February 29, 2016, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $136,221, United States – $7,888, Luxembourg – $36,077. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in fiscal 2031 until fiscal 2036. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

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

        As at February 29, 2016, the Company had $14,720 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,361, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As at February 29, 2016, the Company has not recorded any liabilities associated with uncertain tax positions.

        The Company remains subject to examination by tax authorities in Canada for years 2009 to 2016 and in the other jurisdictions for tax years 2011 to 2016.

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

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

22. RESTRUCTURING COSTS

        In September 2015, the Company implemented a restructuring plan in line with its objective of reducing its net losses and cash usage. The plan included a 23% reduction of the workforce across a variety of functional areas of the business. The restructuring plan impacted staff primarily in China and Canada, and to a lesser extent other countries globally. The corresponding reduction in compensation related spending is intended to help better align the Company's costs with its revenues.

        Restructuring charges of $1,549 related to severance costs have been recognized during the year ended February 29, 2016 [2015 – nil]. As at February 29, 2016 the Company has paid $1,257 in restructuring costs and has a liability of $292 related to restructuring activities on the consolidated balance sheet [2015 – nil].

23. SUBSEQUENT EVENT

        On April 11, 2016, the Company issued 599,998 common shares in a Registered Direct Offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares exercisable in the future at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds to the Company of $4,350 million. The warrants are not exercisable for six months and one day from issuance and will expire five years from the date of issuance.

        The exercise price of the September 23, 2013 warrants was adjusted to $6.76 as a result of the Offering.

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

24. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

ITEM 19.    Exhibits.

1.0	Restated Articles of Incorporation of the Company (filed as Exhibit 1.0 on Form 20-F filed with the Securities and Exchange Commission on May 27, 2015)
1.1	Amendment to Restated Articles of Incorporation (filed as Exhibit 99.3 on Form 6-K filed on February 2, 2016)
1.2	Composite Form of By-Laws (as amended) of the Company (filed as Exhibit 1.1 on Form 20-F filed with the Securities and Exchange Commission on May 27, 2015)
4.1	DragonWave Inc. Employee Share Purchase Plan (filed as Exhibit 4.1 on Form S-8 filed with the Securities and Exchange Commission on February 24, 2010)
4.2	DragonWave Inc. Sixth Amended and Restated Key Employee Stock Option Plan (filed as Appendix C to Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on May 17, 2013)
4.3	DragonWave Inc. Share Based Compensation Plan (filed as Exhibit 4.2 on Form S-8 with the Securities and Exchange Commission on July 8, 2014)
8.1	List of subsidiaries
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016
15.2	Management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015

101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGONWAVE INC.
By:	/s/ PETER ALLEN Peter Allen President and Chief Executive Officer

Date: May 30, 2016

QuickLinks

Contents
PART I
  ITEM 1. Identity of Directors, Senior Management and Advisers.
  ITEM 2. Offer Statistics and Expected Timetable.
  ITEM 3. Key Information.
  A. Selected Financial Data
  B. Capitalization and Indebtedness.
  C. Reasons for the Offer and Use of Proceeds.
  D. Risk Factors.
  ITEM 4. Information on our Company.
  A. History & Business Developments
  B. An Overview of Our Business
  C. Corporate Structure
  D. Property, Plants and Equipment
  ITEM 4A. Unresolved Staff Comments.
  ITEM 5. Operating and Financial Review and Prospects.
  A. Operating Results
  B. Liquidity and Capital Resources
  C. Research and Development
  D. Trend Information
  E. Off-Balance Sheet Arrangements
  F. Tabular Disclosure of Contractual Obligations
  ITEM 6. Directors, Senior Management, and Employees.
  A. Directors and Senior Management
  B. Compensation
  C. Board Practices
  D. Employees
  E. Share Ownership
  ITEM 7. Major Shareholders and Related Party Transactions.
  A. Major Shareholders.
  B. Related Party Transactions.
  C. Interests of Experts and Counsel.
  ITEM 8. Financial Information.
  A. Consolidated Financial Statements and Other Financial Information.
  ITEM 9. The Offer and Listing.
  ITEM 10. Additional Information.
  A. Share Capital
  B. Memorandum and Articles of Association
  C. Material Contracts
  D. Exchange Controls
  E. Taxation
  F. Dividends and Paying Agents
  G. Statements by Experts
  H. Documents on Display
  I. Subsidiary Information
  ITEM 11. Quantitative and Qualitative Disclosures About Market Risk.
  ITEM 12. Description of Securities Other Than Equity Securities.
  A. Debt Securities
  B. Warrants and Rights
  C. Other Securities
  D. American Depositary Shares
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
PART III
  ITEM 17. Financial Statements.
  ITEM 18. Financial Statements.
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts
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