Form 20-F
period 2017-02-28
DRAGONWAVE INC
filed 2017-06-08
CIK 1178946

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2017
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

Title of each class

Common Shares, no par value

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As at February 28, 2017, 7,305,219 common shares of the Registrant were issued and outstanding.

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

Large accelerated filer ☐                       Accelerated filer ☐                       Non-accelerated filer ☒                       Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒                       International Financial Reporting Standards ☐

Other as issued by the International Accounting Standards Board ☐

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

        All information in this Annual Report on Form 20-F, or our Annual Report, is presented as of February 28, 2017 unless otherwise indicated.

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

        Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

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

ITEM 2.    Offer Statistics and Expected Timetable.

        Not applicable.

ITEM 3.    Key Information.

A.    Selected Financial Data

        The selected financial data set forth in the table below has been derived from our audited historical financial statements for each of the fiscal years from 2013 to 2017. The selected consolidated statement of operations data for the fiscal years 2017 and 2016 and the selected consolidated balance sheet data at February 28, 2017 and February 29, 2016 have been derived from our audited consolidated financial statements set forth in "Part III — Item 18. Financial Statements". The selected consolidated statement of operations data for the years 2013 through 2015 and the selected consolidated balance sheet data at February 28, 2013, 2014 and 2015 have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. This selected financial data should be read in conjunction with our consolidated financial statements and are qualified entirely by reference to such consolidated financial statements. We prepare our consolidated financial statements in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). You should read the consolidated financial data with the section of this Annual Report entitled "Part I — Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes to those financial set forth in "Part III — Item 18. Financial Statements".

        The tables are expressed in USD $000's except share and per share amounts.

Selected Consolidated Statements of Operation Data

	For the year ended
	Feb 28 2013	Feb 28 2014	Feb 28 2015	Feb 29 2016	Feb 28 2017
Revenue	123,877	90,011	157,766	86,295	43,916
Gross Profit	19,501	10,663	27,994	13,971	11,814
Gross Profit %	15.7%	11.8%	17.7%	16.2%	26.9%
Operating Expenses	76,709	50,236	47,717	37,776	27,922
Loss before other items	(57,208)	(39,573)	(19,723)	(23,805)	(16,108)
Net loss applicable to shareholders	(54,749)	(34,242)	(21,520)	(42,304)	(15,888)
Net loss per share Basic & Diluted	(36.50)	(20.66)	(7.90)	(14.01)	(3.26)
Weighted average number of shares outstanding Basic & Diluted	1,499,832	1,657,535	2,724,467	3,019,259	4,879,738

Selected Consolidated Balance Sheet Data

	For the year ended
	Feb 28 2013	Feb 28 2014	Feb 28 2015	Feb 29 2016	Feb 28 2017
Cash and cash equivalents	22,959	18,992	23,692	4,277	4,073
Trade receivables	35,452	17,408	48,626	18,986	11,876
Inventory	32,722	30,416	24,294	22,702	21,415
Total other current assets	19,989	5,978	5,895	2,777	1,791
Long term assets	23,872	18,326	18,546	4,325	2,853
Total assets	134,994	91,120	121,053	53,067	42,008
Total liabilities	79,384	49,677	76,285	48,840	44,448
Shareholders' equity	55,594	41,524	43,801	2,520	(3,233)
Shares issued and outstanding	1,521,931	2,320,349	3,011,632	3,020,069	7,305,219

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

  •
  there is doubt about our ability to continue as a going concern due to recurring losses from operations, accumulated deficit and insufficient cash resources to meet our business objectives, all of which means that we may not be able to continue operations;

  •
  we have a history of losses;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  future revenue opportunities through our channel partners is uncertain;

  •
  our dependence upon our resellers in certain jurisdictions to provide localized support and other local services which assist us in avoiding certain costs and investments;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our need for working capital will intensify if we are successful in winning new business;

  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll outs on a basis that meets customer requirements;

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

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end customers;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high capacity wireless communications services;

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

  •
  losses or disruptions to operations resulting from a cybersecurity attack; and

  •
  disruption resulting from economic and geopolitical uncertainty.

        In particular, in our most recent fiscal year ended on February 28, 2017, approximately 25% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's combination with Alcatel-Lucent, have resulted in our conclusion that new product sales through this channel are unlikely.

        See "Part I — ITEM 4. "Information on our Business — Mergers & Acquisitions and Joint Ventures — Acquisition of Microwave Transport Business of NSN and Relationship with Nokia"

        Additional risks related specifically to our securities include:

  •
  risks associated with maintaining compliance with NASDAQ's continued listing requirements;

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

  •
  expense and risks associated with the loss of our ability to use the multi jurisdictional disclosure system ("MJDS") adopted by the United States and Canada;

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

        While our objective is cash flow break-even from operations, given the volatility in our revenues we cannot accurately predict when that objective will be achieved, if at all. We intend to continue to rely on our revolving credit facilities to provide working capital to finance our operations. As discussed above, during the fiscal year ended February 28, 2017, we were in breach of certain covenants under our credit facilities and entered into a forbearance agreement with Comerica Bank. Subsequent to February 28, 2017, the fourth forbearance agreement had expired and a new forbearance agreement has not yet been agreed.

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

        The Company relies on flexible payment terms from its suppliers as part of its working capital strategy. In some cases, this has included extended payment terms. While we expect our suppliers to continue to support this approach, there can be no guarantee that our suppliers will continue to support the payment terms that we have relied on in the past, and any changes would result in further working capital pressures on the Company.

There is doubt about our ability to continue as a going concern due to recurring losses from operations, accumulated deficit and insufficient cash resources to meet our business objectives, all of which means that we may not be able to continue operations.

        We have generated operating losses and continue to consume significant cash resources, which together raise doubt about our ability to continue as a going concern. In order to continue as a going concern, the Company has to successfully implement a number of changes which may be difficult to achieve or may not happen before the Company's remaining cash resources are fully depleted. These plans include:

  •
  Further cost reductions to match anticipated revenue levels;

  •
  Successfully transitioning our sales efforts toward markets with higher gross margins, and lower working capital requirements;

  •
  Continuing to collect accounts receivable from customers in a timely manner;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Working closely with vendors to ensure supply continuity; and

  •
  Investigating strategic and financial alternatives that may be available including a potential sale of the Company, alternative debt and equity, and business combinations.

We have a history of losses and cannot provide assurance that we will achieve profitability. If we fail to do so, our share price may decline or we may be forced to discontinue operations.

        We expect our expenses will be managed in light of short term and long term revenue opportunities. We cannot provide assurance that we will be able to achieve profitability on a quarterly or annual basis. Our business strategies may be unsuccessful. If short term and long term revenue opportunities do not come to fruition, this will impact our ability to achieve profitability. If we are not able to achieve profitability, our share price may decline and we may require additional financing, which may not be available to us and may cause us to discontinue operations. If we discontinue operations, our investors could lose their entire investment.

We rely on a small number of customers for a large percentage of our revenue.

        Historically, we have relied on a small number of customers for a large percentage of our revenue. During the fiscal year ended February 28, 2017, we reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. We have been dependent, and expect that in at least the next twelve months we will continue to be dependent, on a small number of key customers. Nokia represented approximately 25% of our sales for the fiscal year ended February 28, 2017 and we expect this revenue to decline rapidly over time. Other key customers accounted for 14% and 13% of revenue respectively in the fiscal year ended February 28, 2017.

        We are heavily dependent on the rollout by our customers of large network enhancement projects which include a microwave backhaul component for our revenue. These projects are capital intensive for our target customers and are subject to uncertain timing and budgetary decisions. If one of our large customers significantly reduces or delays expected purchases of our products or services, our revenue will be adversely affected.

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

        In addition to direct competitors, we face competition from broadband technologies that compete with wireless transmission. Our products compete to a certain extent with other high-speed communications solutions, including fiber optic lines, DSL, free space optics, low and medium capacity point-to-point radios and other wireless technologies. Some of these technologies utilize existing installed infrastructure and have achieved significantly greater market acceptance and penetration than high-capacity broadband wireless technologies. Our wireless products and many other wireless products require a direct line of sight between antennas, potentially limiting deployment options and the ability to deploy products in a cost-effective manner. In addition, customers may wish to use transmission frequencies for which we do not offer products and, therefore, such customers may turn to our competitors to fulfill their requirements. We expect to face increasing competitive pressures from both current and future technologies in the broadband backhaul market. In light of these factors, the market for broadband wireless solutions may fail to develop or may develop more slowly than expected. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

We have to reduce our prices from time to time in response to intense competition. If we are required to change our prices in the future to compete successfully, our margins and operating results may be adversely affected.

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

        Our future success depends on both growing revenues and our ability to effectively implement our ongoing cost control and efficiency programs. There can be no guarantee that we will be able to successfully reduce our operating costs. If we are unable to successfully reduce our operating costs, we may be forced to discontinue operations.

Our success depends on our ability to develop new products, enhance existing products, and execute product roll-outs on a basis that meets customer requirements.

        The markets for our products are characterized by rapidly changing technology, evolving industry standards and increasingly sophisticated customer requirements. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. Our success depends on our ability to anticipate and react quickly to changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. In particular, the continued acceptance and future success of our product offerings will depend on the capacity of those products to handle growing volumes of traffic, their reliability and security, and their cost-effectiveness compared to competitive product offerings. We cannot give assurance that we will successfully develop new products or enhance and improve our existing products, that new products and enhanced and improved existing products will achieve market acceptance, or that the introduction of new products or enhanced existing products by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and that meet customer needs could have a material adverse effect on our business, financial condition and results of operations. Accelerated product introductions and short product life cycles require high levels of expenditure for research and development that could adversely affect our operating results. Further, any new products that we develop could require long development and testing periods and may not be introduced in a timely manner or may not achieve the broad market acceptance necessary to generate significant revenue. We may also determine that certain product candidates do not have sufficient potential to warrant the continued allocation of resources. Accordingly, we may elect to terminate one or more of our programs for such product candidates. If we terminate a product in development in which we have invested significant resources, our prospects may suffer, as we will have expended resources on a project that does not provide a return on our investment and we may have missed the opportunity to have allocated those resources to potentially more productive uses. This may negatively impact our business, operating results and financial condition.

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

        As discussed below under the heading "Legal Proceedings", in January 2016, an arbitration process was initiated with a customer in India to resolve a dispute over inventory shipped to them in June 2015. The value of the inventory shipped is $4.7 million. The customer has submitted their claim statement which we feel has no merit. We submitted a counter-claim for the material shipped, orders cancelled and other damages in June 2016. Since that date there have been four arbitration hearings. The next hearing date is expected to be held in June, 2017. As of the date of this Annual Report, the outcome of this matter is not determinable but there can be no guarantee that the arbitration decision in this matter will be favorable to us.

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

        In our fiscal year ended February 28, 2017 our principal channel partner was Nokia. Our sales through the Nokia channel accounted for 25% of our revenues in the 2017 fiscal year. As discussed above, we expect sales through the Nokia channel to decrease significantly and rapidly as a result of Nokia's acquisition of Alcatel-Lucent and its competing microwave product lines. See "Acquisition of Microwave Transport Business of NSN and Relationship with Nokia".

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

        Given the project-based nature of deployments, we experience spikes in demand that are unpredictable and can place a strain on managerial, financial and human resources. Our ability to manage our operations will depend in large part upon a number of factors, including our ability to rapidly:

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

        In addition, managing organizational changes have strained the Company's management, operational and financial resources. Any future mergers or acquisitions may increase the strain on our management, operational and financial resources. If the Company does not succeed in managing organizational changes effectively, the Company may not be able to meet the demand, if any, for its products and we may lose sales or customers, harming our business, financial condition and results of operations.

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

        We do not have any internal manufacturing capabilities and we rely upon a small number of outsourced manufacturers to manufacture our products. Substantially all of our products are currently manufactured by Jabil and Plexus. See "Description of the Business – General – Production and Services". Our ability to ship products to our customers could be delayed or interrupted as a result of a variety of factors relating to our outsourced manufacturers, including:

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

We are dependent upon our resellers in certain jurisdictions to provide localized support and other local services which assist us in avoiding certain costs and investments.

        By selling our products in certain markets through resellers, the Company is able to avoid certain costs relating to operating in those markets, including but not limited to local support costs, costs of maintaining a local legal entity, administration costs and logistics. If we choose or are required to sell direct in these markets (due to customer preference, termination of a reseller relationship or other reasons) the cost advantages described will no longer be available to us, which could result in an increase in operating costs.

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

        The market for high-capacity wireless communications services is still emerging and the market demand, price sensitivity and preferred business model to deliver these services remain highly uncertain. Our growth is dependent on, among other things, the size and pace at which the market for high-capacity wireless communications services develops. If this market does not gain widespread acceptance and declines, remains constant or grows more slowly than anticipated, we may not be able to grow, and our overall revenues and operating results will be materially and adversely affected.

        In particular, our products are optimized for service providers that wish to deploy networks based on emerging 3G+ technologies such as HSPA and LTE. There can be no assurance that there will be sufficient end-user demand for services offered using these emerging network technologies. Other competing technologies may be developed that have advantages over these emerging technologies, and service providers of other networks based on these competing technologies may be able to deploy their networks at a lower cost, which may allow these service providers to compete more effectively.

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

        Our business model is to sell our products across the world in jurisdictions where service providers are building new communications networks or expanding existing networks, and our sales and operations are, therefore, global in nature. As a result of the completion of the NSN Transaction, our exposure to international markets was significantly increased. Our current and future international operations subject us to a variety of risks, including:

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

        During the deployment phase with a new Tier 1 customer in India in June 2015, we experienced an unexpected problem with our product. Our root cause analysis identified the cause of the problem and a plan was developed which would fully address the problem through a retrofit. Replacement parts for the retrofit involve a well-known and reliable technology and are readily available. The customer was advised of this solution, however the deployment has not resumed and the customer has initiated an arbitration process with the Company. We continue to pursue a resolution to this matter and we may face additional costs associated with this situation. See "Legal Proceedings" below.

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

Disruptions due to cyber security breaches could affect our business, operations and financial condition.

        Our operations involve the storage of confidential and proprietary information. Security breaches could expose us to a risk of loss or stolen intellectual property or information about our operations, litigation, indemnity obligations and other liability. If our security measures are breached and someone successfully implements a denial of service attack or other disruptive event as a result, this could cause delays or stoppages to our operations which could detrimentally affect our reputation, cause our business to suffer or we could incur significant liability. A cyber security attack could also result in lost revenues or increased costs due to a disruption of operations, shipping delays, destruction or corruption of data and higher insurance premiums. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to prevent these techniques or to implement adequate preventative measures.

        We have implemented security measures, back-up systems, monitoring and testing, maintenance of protective systems and contingency plans, to protect and to prevent unauthorized access and to reduce the likelihood of disruptions to our systems. Our Audit Committee is responsible for overseeing the processes for all internal controls including the IT and business controls in the Company which mitigate the risk of any cyber security attack. In addition, we maintain an insurance policy with Chubb Insurance, for Information Technology and Professional Liability which includes coverage for cyber security attacks. We also have security processes, protocols and standards that are applicable to our third party service providers.

        Despite these measures, all our information systems, including back-up systems and any third party service provider systems that we employ, are vulnerable to damage, interruption, disability or failure due to a variety of reasons, including physical theft, electronic theft, fire, power loss, computer and telecommunication failures or other catastrophic events, as well as from internal and external security breaches, denial of service attacks, viruses, worms and other known or unknown disruptive events. We or our third party service providers may be unable to anticipate, timely identify or appropriately respond to one or more of the rapidly evolving and increasingly sophisticated means by which computer hackers, cyber terrorists and others may attempt to breach our security measures or those of our third party service providers' information systems.

        If an actual breach of our security occurs that causes a disruption to our operations, we could lose potential sales or potentially default on contracts with existing customers.

  Risks Related to our Common Shares & Warrants

Our Common Shares may be delisted from the NASDAQ Capital Market if we cannot maintain compliance with NASDAQ's continued listing requirements.

        In order to maintain our listing on NASDAQ, we are required to comply with NASDAQ requirements, which include, but are not limited to, maintaining a minimum shareholders' equity. In particular, we are required to maintain a minimum of $2,500,000.00 in shareholders' equity pursuant to NASDAQ Listing Rule 5550(b)(1) ("the Listing Rule"). On October 21, 2016, we received a notice from NASDAQ notifying us that we no longer comply with the Listing Rule. On December 14, 2016, Listing Qualifications Staff of NASDAQ issued a letter granting us an extension until April 17, 2017 to regain compliance. On April 21, 2017 the Company announced that while we did not regain compliance by the end of the granted compliance period we would be filing an appeal of the Nasdaq Listing Qualification Staff determination to delist the Company's securities from the Nasdaq Stock Market. On April 25, 2017, Nasdaq provided the Company with a formal notice that the Panel would consider our appeal at an oral hearing. The hearing was held on June 1, 2017 and on June 6, 2017, we were notified that the Nasdaq Hearings Panel has granted our request for continued listing on Nasdaq, subject to the achievement of certain interim milestones.

Price adjustment provisions in our outstanding 2013 Warrants may make it more difficult and expensive for us to raise additional capital in the future.

        The 2013 Warrants (as defined below) issued in the 2013 Offering (as defined below) provide that the exercise price will adjust to the lowest price per share at which we sell or issue or are deemed to sell or issue additional shares (with certain exceptions) (a "full-ratchet" adjustment). Because these price adjustment provisions will have the effect of lowering the price at which our common shares are issued upon exercise of the Warrants, if we are unable to raise additional capital at an effective price per share that is higher than the exercise price of these Warrants, these provisions may make it more difficult and more expensive for us to raise capital in the future. As of the date of this Annual Report there are 738,750 of the 2013 Warrants outstanding exercisable for up to 29,550 common shares.

        In connection with the August 2016 Offering (as defined below), the "full-ratchet" adjustment provisions of the 2013 Warrants were once again engaged, and the exercise price of the 2013 Warrants was changed such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $2.80 per share.

Certain provisions of our outstanding 2013 Warrants, April 2016 Warrants and August 2016 Long-Term Warrants may make it more difficult and expensive, or impossible, for us to undertake or complete certain business transactions.

        The 2013 Warrants, the April 2016 Warrants and the August 2016 Long-Term Warrants provide that, upon the consummation of a "Fundamental Transaction", we or our successor entity (if applicable) will purchase any outstanding 2013 Warrants, April 2016 or August 2016 Long-Term Warrants, as applicable, from the holders by paying to such holders an amount in cash equal to 100% of the "Black Scholes Value" (as such term is defined in the applicable form of warrant). As a result, completing certain business transactions may be more costly than anticipated and could result in an inability or failure to complete such transactions. A "Fundamental Transaction" means that we or any of our subsidiaries directly or indirectly, in one or more related transactions:

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

Due to the speculative nature of warrants, it may not be profitable for holders of the 2013 Warrants, the April 2016 Warrants, the August 2016 Long-Term Warrants or the 2017 Warrants to exercise such warrants.

        The 2013 Warrants, the April 2016 Warrants (as defined below), the August 2016 Long-Term Warrants (as defined below) and the 2017 Warrants (as defined below) do not confer common share voting rights on their holders, but rather represent the right to acquire common shares for a limited period of time. Specifically, holders of the 2013 Warrants may exercise their right to acquire common shares and pay an exercise price of $2.80 per share upon the exercise of 25 whole 2013 Warrants prior to September 23, 2018. The holders of the April 2016 Warrants may exercise their right to acquire common shares and pay an exercise price of $8.50 per one whole April 2016 Warrant until April 11, 2021. The holders of the August 2016 Long-Term Warrants may exercise their right to acquire common shares and pay an exercise price of $4.37 per one whole August 2016 Long-Term Warrant until August 8, 2021. At any time on or after September 18, 2017, the holders of the 2017 Warrants may exercise their right to acquire common shares and pay an exercise price of $1.50 per one whole 2017 Warrant until September 18, 2022. The market price of the common shares may not ever equal or exceed the exercise price of the 2013 Warrants, April 2016 Warrants, August 2016 Long-Term Warrants or 2017 Warrants, as applicable, and consequently, it may not be profitable for holders of the 2013 Warrants, April 2016 Warrants, August 2016 Long-Term Warrants or 2017 Warrants to exercise such warrants. The market value of the Warrants is uncertain.

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

        Our outstanding common shares are listed on both the TSX and NASDAQ Capital Market. The trading price of our common shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of our common shares may also fluctuate significantly, which may result in losses to investors who have acquired or may acquire common shares.

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

        Based in part on current operations and financial projections, we are not classified as a PFIC for U.S. federal income tax purposes for our 2017 fiscal year. However, an annual determination will need to be made as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure holders of our common shares that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. If we were to be treated as a PFIC for any taxable year, certain adverse U.S. federal income tax consequences could apply to U.S. holders of our common shares.

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

        Our management has broad discretion in how it uses the net proceeds received by us from our equity offerings completed in 2016 and 2017 (as discussed in additional detail below), as well as any offering we have completed or may complete in the future, and there can be no assurance that such proceeds will be used efficiently or effectively. We may spend these proceeds in ways that do not increase our operating results or market value, which would adversely affect our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from any offering in a manner that does not produce income or that loses value.

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

ITEM 4.    Information on the Company.

A.    History & Business Developments

Name, Address and Incorporation

        DragonWave Inc. was incorporated on February 24, 2000 by Certificate and Articles of Incorporation issued under the Canada Business Corporations Act (the "CBCA"). DragonWave's last financial year ended on February 28, 2017. The head office of DragonWave is located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada K2K 3C9.

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

        Our products principally perform the backhaul function in a communication service provider's network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, Long-Term Evolution ("LTE")) small cells and large "out of territory" enterprises to nodes on the fiber optic core network.

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

        We commenced commercial deployment of our products in 2002 and, as of February 28, 2017, have shipped approximately 162,487 links (each link contains 2-4 units). In the fiscal year ended February 28, 2017, we delivered products to 173 customers, in 56 countries. Customers included: Nokia, Sprint, Reliance Jio Infocomm (India) ("Reliance Jio"), TESSCO (United States), Samsung, Alliance Communications (United States) and Xplornet (Canada).

Strategic Review Process

        Our board of directors reviews our corporate strategy on an ongoing basis. The board of directors continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. To assist in the strategic and financial elements of this review, CIBC World Markets Inc. has been engaged as adviser to the board and H. C. Wainwright & Co. has been engaged to investigate financing options for the Company. We have recently engaged Alvarez & Marsal Canada Securities to provide consulting service in connection with a review of our strategic alternatives and to assist us with our assessment and management of our short term liquidity requirements and obligations in connection with our credit agreements.

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

        Under the terms of the Renewed Framework, we also recorded a liability for a termination fee for $8.7 million at May 31, 2014 which was scheduled to be paid in several tranches. During the first quarter of fiscal 2015, we revised the estimated termination fee and entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. To the date of this Annual Report we have paid $4.4 million, and the termination liability is currently valued at $3.3 million.

        When the NSN Transaction was completed, many aspects of our business were substantially changed, including our revenue profile, product offering, mix of geographic markets, distribution channels, contract manufacturing arrangements, R&D activities and employee base.

        In April 2015, Nokia announced its proposed combination with Alcatel-Lucent, which has a vertically integrated microwave business unit. The combination was finalized on January 14, 2016. Following the finalization of the combination, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. We will continue to provide software maintenance and level 3 hardware support to Nokia for the large installed base of network elements deployed by both our Company and Nokia to date. In addition, we expect to sell the Harmony FlexiPacket Multiradio (Harmony Radio) product family and legacy products through the Nokia channel to customers who wish to continue with this platform, although we do expect these sales levels to decrease over time. To facilitate these ongoing activities, our global framework agreements will continue in place.

DragonWave's Joint Venture in India

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

        With the completion of India's 3G and BWA radio-access spectrum auctions, service providers are rolling out 3G and 4G IP-based networks in order to support the bandwidth and service requirements of the new High-Speed Packet Access ("HSPA"), LTE base stations that will use this spectrum.

        The Joint Venture Company had sales in fiscal 2017 of $3.6 million primarily as a result of locally sourced material and the provision of installation and commission services to Reliance Jio, as well as the sale of hardware through the Nokia channel in the region.

Equity Offerings & Transactions (Over the Last Three Fiscal Years)

Offerings of Units

        On March 17, 2017 we completed an at-the-market registered direct offering and a concurrent private placement to institutional investors in the United States. Under the terms of the offering, we issued and sold 1,198,666 Common Shares at $1.50 for aggregate gross proceeds of $1.79 million. The total net proceeds after deducting commission and expenses was $1.6 million. Concurrently in a private placement, we issued warrants to purchase 599,333 Common Shares at an exercise price of $1.50, which are not exercisable for six months and one day from issuance and which will expire five and a half years from the date of issuance.

        On August 8, 2016, we completed a public offering previously announced on August 3, 2016. The common shares were offered (the "Registered Offering") by us pursuant to an effective shelf registration statement on Form F-1 (File No. 333-212428), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on August 2, 2016 (the "Registration Statement"). Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The Pre Funded Warrants were fully exercised on August 25, 2016. As of the date of this Annual Report there are 1,854,044 Long-Term Warrants outstanding.

        On April 11, 2016, we completed an equity offering previously announced on April 7, 2016. In connection with this offering, we entered into securities purchase agreements (each a "Purchase Agreement") with certain institutional investors providing for the issuance and sale by us of 599,998 common shares and a price per share equal to US$7.25. The common shares were offered (the "Registered Offering") by us pursuant to an effective shelf registration statement on Form F-3 (File No. 333-209969), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on March 14, 2016 (the "Registration Statement"). In a concurrent private placement (the "Private Placement" and, together with the Registered Offering, the "April 2016 Offering"), we issued warrants to purchase 299,999 common shares at an exercise price of $8.50 per share (the "April 2016 Warrants"). The April 2016 Warrants expire on April 11, 2021 at an exercise price of $8.50. The net proceeds of the April 2016 Offering is US$4.09 million, after placement agent fees and estimated Offering expenses payable by us, and excluding any proceeds we may receive upon exercise of the warrants. The Company expects that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to the Company. The April 2016 Warrants cannot be exercised until October 12, 2016 and if, any time after October 13, 2016, there is no effective registration statement registering the common shares issuable upon exercise of the April 2016 Warrants, the April 2016 Warrants can be cashlessly exercised. As of the date of this Annual Report there are 299,999 of the April 2016 Warrants outstanding.

        On September 23, 2013, we completed a public offering (the "2013 Offering") of units ("2013 Units"). The 2013 Offering, on a pre-Consolidation basis, consisted of the issue and sale of 11,910,000 2013 Units at a price of $2.10 per 2013 Unit for aggregate gross proceeds of approximately $25.0 million. Each 2013 Unit consisted of one common share and three quarters of one warrant (each whole warrant, a "2013 Warrant")(on a pre-Consolidation basis). On a pre-Consolidation basis, each whole 2013 Warrant originally entitled the holder to purchase one of our common shares at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed to $1.30 per share (on a pre-Consolidation basis). Subsequent to the Consolidation, 25 whole 2013 Warrants entitle the holder to purchase one common share at an exercise price of $32.50 per share. In connection with the August 2016 Offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed, such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $2.80 per share. The form of 2013 Warrant setting out the terms of the 2013 Warrants was filed under our profile on SEDAR at www.sedar.com on September 17, 2013, under the category "Documents incorporated by reference not previously filed – English". As of the date of this Annual Report there are 738,750 of the 2013 Warrants outstanding exercisable for up to 29,550 common shares.

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

Product and Business Developments (Over the Last Three Years)

Fiscal Year 2017 (March 1, 2016 until February 28, 2017)

  •
  On February 6, 2017, we announced another competitive customer win for our industry-leading Harmony Enhanced radios by Italian wireless Internet service provider (WISP) Fidoka Srl.

  •
  On February 1, 2017, we presented an updated operating plan to our credit facility partners. The updated plan reduces operating costs by 30%, in order to achieve cash flow break even at anticipated revenue and margin levels.

  •
  On January 25, 2017, we announced that we have reduced the exercise price of our outstanding six-month warrants (the "Short-Term Warrants") issued in our public offering completed in August 2016. Pursuant to the terms of the Short-Term Warrants, DragonWave has elected to reduce the exercise price of the Short-Term Warrants to US $1.50 per share, commencing on January 25, 2017 and continuing until the expiration of the warrants on February 8, 2017.

  •
  On December 14, 2016, we announced that the Listing Qualifications Staff of The NASDAQ Stock Market issued a letter granting us an extension until April 17, 2017 to regain compliance with NASDAQ

    Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2,500,000 in shareholders' equity.

  •
  On November 21, 2016, we announced that we have won 2016 Fierce Innovation Awards: Telecom Edition, a carrier-reviewed awards program from the publisher of FierceWireless, FierceTelecom and FierceCable.

  •
  On November 7, 2016 we announced that we have signed an extension to a multi-million dollar project with a Tier 1 mobile operator in Argentina together with our local partner Trans Industrias Electronicas S.A.

  •
  On October 28, 2016, we announced that we have been selected as a finalist in this year's Fierce Innovation Awards: Telecom Edition, a carrier-reviewed awards program from the publisher of FierceWireless, FierceTelecom and FierceCable.

  •
  On October 26, 2016, we announced that we have completed more than 10 successful trials with Harmony Enhanced MC, successfully operating at double the capacity of a traditional microwave system, while enabling smaller antennas. These trials have resulted in multiple order activity and demand from 8 customers that include a Tier 1 carrier, enterprise end-users and distributors.

  •
  On October 24, 2016, we announced that Australia's leading telecommunications and information services company is deploying our Harmony Radio links and Hub 800 adaptable, multi-service nodal switches as part of an ongoing upgrade to its mission critical services network.

  •
  On October 21, 2016, we announced that on October 17, 2016, we received a written notice from the Listing Qualifications Staff of The NASDAQ Stock Market notifying us that we no longer comply with NASDAQ Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2,500,000 in shareholders' equity or any alternatives to such requirement.

  •
  On October 19, 2016, we announced that Sprint has selected our microwave backhaul equipment for network deployment as part of the company's densification and optimization strategy.

  •
  On September 28, 2016, we announced that mobile operator Blue Wireless has ordered 100 Horizon Compact+ and Horizon Quantum packet microwave radio links currently being deployed as part of its ongoing network expansion.

  •
  On August 8, 2016, we announced that we closed the underwritten public offering of common shares and warrants. The gross proceeds to DragonWave from this offering were US$6.0 million not including any future proceeds from the exercise of the warrants.

  •
  On June 22, 2016, we announced that all of management's nominees listed in the management proxy circular of DragonWave dated May 20, 2016 were elected as directors of DragonWave to hold office until the next annual general meeting of shareholders of DragonWave or until their successors are elected or appointed.

  •
  On June 15, 2016, we announced that Erik Boch, CTO and VP Engineering is leaving his position to take on a new role outside of DragonWave.

  •
  On April 19, 2016, we announced that we received a first direct order from an existing customer, Eding Telecom, who previously purchased FlexiPacket MultiRadio (FPMR) though a channel.

  •
  On April 14, 2016, we announced that we have successfully completed five customer trials of the newly launched Harmony Enhanced MC dual carrier product.

  •
  On April 13, 2016, we announced that we closed a registered direct offering previously announced on April 7, 2016.

  •
  On April 7, 2016, we announced that we are raising US$4.35 million in gross proceeds in a registered direct offering and a concurrent private placement to institutional investors in the United States.

  •
  On April 5, 2016, we announced the launch of our Harmony Care services offering. Harmony Care will provide legacy support to our installed base of over 400,000 units, including the product line acquired in the 2012 acquisition of Nokia's Microwave unit.

  •
  On March 30, 2016, we announced that we have launched a new online eCommerce store to better serve our customers.

  •
  On March 29, 2016, we announced a joint initiative with Mitel (TSX:MNW)(NASDAQ:MITL) focused on advancing the development of 5G networking.

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

Communications Service Provider Markets

Broadband Service Provider Market

        Broadband is a high-speed digital communications service that delivers high-bandwidth connection for sending and receiving large amounts of voice, video and other data to business customers. At current capacities, broadband services are typically delivered either by fiber or high capacity microwave solutions.

        Communications service providers provide broadband connectivity to business customers both "in territory" where they own the infrastructure connecting their points of presence and end-users, and "out of territory", where they must lease or build this access infrastructure. The leased lines model is generally not optimal for service providers, due to high lease costs and the fact that, in many cases, lines must be leased from direct competitors. As a result, these service providers have an economic and strategic imperative to find a cost-effective alternative to leased lines. The Ethernet microwave transport technologies that we provide are often used as an alternative to fiber.

Mobile Service Provider Market

        Wireless communications services are the delivery of voice, video and other data communications to users of wireless devices for network connectivity for fixed and/or mobile applications. Within this market, we focus on service providers offering high-capacity services based upon 4G LTE, with many starting to prepare their 5G networks.

        In wireless networks, mobile wireless handsets and other subscriber devices connect to a network of wireless base stations, which are in turn interconnected by backhaul network solutions to the fiber optic core network. Cellular and other mobile networking technologies have evolved to provide higher bandwidth and IP networking capabilities. We believe that in markets where subscriber growth is most rapid, service providers will focus on building new networks to provide basic mobile data and voice connectivity, and in markets where the subscriber base is mature, service providers will focus on expanding the capacity of existing networks to roll out advanced data and video services which require higher network bandwidth per subscriber. Both scenarios create increased demand for backhaul capacity.

        4G wireless technologies comprise a range of technologies that enable the provision of high-speed wireless access services for subscriber devices such as handsets, tablets and laptops. The primary 4G wireless technology is the all IP-based Long Term Evolution (LTE) standard. LTE enables users to utilize voice services as well as high bandwidth applications such as downloading music and other content such as maps and video, exchanging email, multimedia messaging, and a broad array of Internet applications.

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

  •
  Outdoor Small Cell LTE – Outdoor Small cells are being planned by some mobile network operators for deployment to increase total network capacity in high usage areas, such as urban metros. The deployments are on non-traditional locations, such as light poles, and will be very dependent on high capacity wireless backhaul. Some small deployments of outdoor small cells have started, but initially have tried to leverage existing fiber infrastructure as much as possible. As these deployments gain momentum, we expect there to be a stronger reliance on wireless backhaul.

Enterprise and Government/Municipal/Public Safety Markets

        We also target large organizations, such as enterprises and government/municipal bodies, with diverse locations that require or own high bandwidth communications networks. This market includes the education sector (distance learning and Internet access for schools), the health sector (remote imaging and campus networks) and municipalities that deploy networks for city-wide public Internet access and/or government and emergency services. In this market, we target our products at organizations that build their own communications networks rather than lease services from service providers. We believe that as bandwidth demand continues to grow, these organizations will increasingly consider the implementation of private networks to reduce service lease costs. Examples of our end-customers that have deployed private networks include CommTel Network Solutions Pty Ltd (Australia), Knoxville Utility Board (United States), JP Elektroprivreda BiH (Bosnia), SAAB (Sweden National Security Communication Network), The City of Barrie (Ontario, Canada), South Wales Fire Department (U.K.), The Palm Springs School District (California, United States), South Georgia Regional Information Technical Authority (Georgia, United States), Nexus Systems (Louisiana, United States), City of Joliet (Illinois, United States), City of Plano (Texas, United States), City of Hoffman Estates (Illinois, United States), City of Melrose Park (Illinois, United States), Crane Naval Base (Indiana, United States), Ventura County (California, United States), the Dubai Police (Dubai, U.A.E.) and the WireIE (Canada).

Distribution Methods

        We distribute our products and services both directly and indirectly through channel partners. This strategy permits us to broaden our customer coverage, while at the same time retaining contact with our customer base and managing costs. The sales cycles can be lengthy and often include network studies and trials of our equipment in laboratory and field environments. Because our products are utilized in large network deployments, the sales are project based and accordingly are highly variable from quarter to quarter.

        Our sales and business development team of 29 employees is organized across four geographic regions: North America, Europe, the Middle East and Africa ("EMEA"), Asia-Pacific and the Caribbean and Latin America ("CALA"). These employees are currently based in the United States, Canada, Mexico, the United Kingdom, Italy, the Netherlands, Russia, the United Arab Emirates, South Africa, China and Argentina. Our sales and business development team is comprised of dedicated personnel assigned to specific customer accounts. Sales personnel have extensive knowledge of network infrastructure. In addition to monitoring closely the target markets for potential network deployments and new customer opportunities, our sales team builds on our existing relationships with our customers' network planning organizations, including participating in business case development and technical analysis of projects.

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

        Our direct sales and business development team primarily focuses on Tier 1 service providers, such as Reliance Jio, Sprint, Xplornet, and WireIE. This channel represented approximately 49% of revenue for the fiscal year ended February 28, 2017 (fiscal year ended February 29, 2016 – 39%).

Indirect Sales Channel Strategy

Nokia Channel

        Following the NSN transaction, we added Nokia to our distribution process. This relationship provided a historically large indirect sales channel in which the product lines we purchased in the NSN Transaction, as well as other product lines we offer, were sold through Nokia's worldwide channel. Effective January 14, 2016, Nokia combined with Alcatel-Lucent, which has a vertically integrated microwave business unit. During the fiscal year ended February 28, 2017, revenue from the Nokia channel represented 25% of our total revenue (fiscal year ended February 29, 2016 – 44%). We expect the revenue derived from this channel will continue to rapidly decline. See "Acquisition of Microwave Transport Business of NSN and Relationship with Nokia" for a description of our current relationship with Nokia.

        DragonWave is strategically approaching customers that had been served through the Nokia channel to pursue a direct relationship both for legacy care services and for new products.

Other Indirect Channels

        Our indirect sales channel consists primarily of distributors and regional value-added resellers ("VARs"), and is involved in both channel initiated sales (sales initiated and serviced by third parties) and channel fulfilled sales (sales initiated by our direct sales team and serviced by third party resellers). Our principal North American distributors are TESSCO Technologies Inc., Talley Inc., Alliance Communications Corporation and Hutton Communications Inc. These distributors have been selected based on geographic coverage and access to markets. Within North America, the VARs are identified by our distributors. We have agreements with several regional VARs in North America. Outside of North America, we select the VARs directly. We qualify our VARs based on experience deploying microwave equipment, contacts in our target customer segments, and financial stability. We provide ongoing training to our VARs, and our VARs work with our dedicated account managers, participate in co-operative marketing programs for customer sales. Our personnel assist our VARs with initial installations of our products to provide quality assurance to end-customers.

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

        Our indirect sale channel represented approximately 26% of revenue for the fiscal year ended February 28, 2017 (fiscal year ended February 29, 2016 – 17%).

Our Production and Repair Capabilities

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

  •
  Jabil is an electronics manufacturing services company headquartered in St. Petersburg, Florida with facilities located around the world. Our products are manufactured and repaired at Jabil facilities in Penang, Malaysia, and San Jose, California.

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

Harmony Enhanced

        Harmony Enhanced is the next generation of the Harmony Radio and Horizon Compact+ integrated into a single platform. Harmony Enhanced was launched in September 2014, and the complete frequency coverage of this platform will continue development during the fiscal year ending February 28, 2018. Harmony Enhanced is DragonWave's high capacity, single channel system in the 6-42GHz frequency bands, offering new 4096QAM modulation support, and Bandwidth Accelerator Plus, which is the combination of both header and bulk compression. The Harmony Enhanced also enables future scalability by being MIMO-ready. Harmony Enhanced is an all-outdoor radio, with integrated Ethernet switching, including 4 GigE ports, MPLS-TP and H-QoS support. Harmony Enhanced will support the longest all-outdoor reach in the industry through the optional high power system.

Harmony EnhancedMC

        Harmony EnhancedMC is the next generation of the Horizon Quantum, evolved into an all outdoor platform. Harmony EnhancedMC was launched in February, 2016, and the complete frequency coverage of this platform will continue development during the fiscal year ending February 28, 2018. Harmony EnhancedMC is DragonWave's highest capacity radio, delivering >3Gbp sis a single radio, and >6Gbps on a single antenna in the 6-42GHz frequency bands, through dual channel capability, integrate XPIC, 4096QAM modulation support, and Bandwidth Accelerator Plus, which is the combination of both header and bulk compression. Harmony EnhancedMC will improve operator total cost of ownership by enabling smaller antennas and resulting tower lease costs through its industry leading system gain. The Harmony EnhancedMC also enables future scalability by being MIMO-ready. Harmony Enhanced is an all-outdoor radio, with integrated Ethernet switching, including 4 ports including and a 10GE port, MPLS-TP and H-QoS support.

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

        Our patent portfolio consists of 69 patents: 29 issued U.S. patents, 2 issued Canadian patents, and 38 issued European patents. We have a total of 26 pending patent applications: 7 pending European applications and 19 pending U.S. applications.

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

        Our R&D activities take place at our headquarters in Ottawa, Ontario, Canada and in Shanghai, China. We currently have approximately 58 personnel in our engineering group, representing approximately 36% of our total personnel. The majority of our engineering staff hold degrees in engineering. A large number of our senior engineering personnel have worked together for several years and have been responsible for the development of our products. Our R&D team works closely with our diverse customer base, and incorporates feedback from our direct and indirect sales teams into our product development plans to improve our products and address emerging market requirements.

        There are currently 23 employees in Shanghai, 20 of which are in R&D.

        Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 18% and 16% of our revenues in R&D during fiscal year 2017 and fiscal year 2016, respectively.

        For further analysis on Research and Development, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2017 incorporated by reference into this Annual Report as Exhibit 15.1.

Cycles

        There is no seasonal effect on our sales patterns; however, quarterly results may fluctuate especially when multi-year or multi-quarter projects are booked.

Economic Dependence

        In the fiscal year ended February 28, 2017, Nokia and two other customers each contributed over 10% of our revenue. Specifically, revenue through the Nokia channel represented approximately 25% of our total revenue during the fiscal year ended February 28, 2017. Our other key customers accounted for 14% and 13% of revenue respectively in the fiscal year ended February 28, 2017.

        As noted above, following Nokia's announced combination with Alcatel-Lucent, which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. See "Acquisition of Microwave Transport Business of NSN and Relationship with Nokia", "Competitive Conditions" and "Risk Factors" above.

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

        See "Part I – Item 3. Key Information – D. Risk Factors".

Employees

        As of February 28, 2017, we had 160 full-time employees and contractors. The following is a breakdown of our employees and contractors by main category of activity and geographic location:

Category of Activity	February 28, 2017	Geographic Location
General and administrative:	15	Canada, China
Operations:	41	Canada, Global
Research and development:	58	Canada, China
Sales and marketing/customer support:	46	Global

Total:	160

C.    Corporate Structure

        The intercorporate relationships between DragonWave and its material subsidiaries are set out in the chart below. As noted below, DragonWave has a 50.1% equity interest in DragonWave HFCL India Private Limited. DragonWave does not control the board of DragonWave HFCL India Private Limited.

D.    Property, Plants and Equipment

        Our corporate headquarters are located in Ottawa, Ontario where we lease and occupy 26,329 square feet of space. The lease for our office expires in November 2021. Our headquarters do not include product manufacturing facilities. The aggregate monthly rental payment for our corporate headquarters, together with the maintenance fees, is approximately $47,996.

        We also lease and occupy 18,357 square feet of space in another office in Ottawa, Ontario, mainly as a warehousing and testing facility. The lease for this space expires in November 2021 and the aggregate monthly rental payment is $28,169, including maintenance fees.

        In Shanghai, China, we lease and occupy 14,272 square feet of space for research and development activities. The lease expires in September 2017 and the aggregate monthly rental payment is $19,923, including maintenance fees.

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

        During fiscal year 2017, neither inflation nor deflation had a material impact on our operations. However, in light of the uncertain global economic outlook we cannot provide any assurance that there will be no significant variations on our operations, or the business operations of our customers and suppliers in the future which may have a material impact on our results of operations.

	Twelve Months Ended
	February 28 2017	February 29 2016	February 28 2015
REVENUE
Hardware and other	32,742	70,491	148,429
Services	11,174	15,804	9,337

	43,916	86,295	157,766

COST OF SALES
Hardware and other	25,672	58,991	123,641
Services	5,477	8,917	3,360

	31,149	67,908	127,001

Gross profit before inventory provisions (note 1)	12,767	18,387	30,765

	29.1%	21.3%	19.5%
Inventory provision	953	4,416	2,771

Gross profit	11,814	13,971	27,994

	26.9%	16.2%	17.7%
EXPENSES
Research and development	7,825	13,406	18,657
Selling and marketing	7,363	10,572	13,975
General and administrative	12,734	13,798	15,085

	27,922	37,776	47,717

Loss before other items	(16,108)	(23,805)	(19,723)
Other Expenses
Goodwill impairment	—	(11,927)	—
Restructuring Costs	—	(1,549)	—
Amortization of deferred financing cost	(442)	—	—
Amortization of intangible assets	(369)	(577)	(1,188)
Accretion expense	(102)	(205)	(168)
Interest expense	(1,464)	(2,014)	(1,557)
Warrant issuance expenses	(561)	—	(221)
Change in fair value of warrant liability	4,242	1,119	2,007
Gain on change in estimate	—	—	67
Gain on sale of fixed assets	—	—	18
Foreign exchange gain (loss)	(110)	(331)	846

Loss before income taxes	(14,914)	(39,289)	(19,919)
Income tax expense	783	2,275	717

Net Loss and comprehensive loss	(15,697)	(41,564)	(20,636)
Net loss (income) attributable to non-controlling interest	(191)	(740)	(884)

Net Loss attributable to shareholders	(15,888)	(42,304)	(21,520)
Basic & Diluted loss per share	(3.26)	(14.01)	(7.90)
Basic & Diluted weighted average shares outstanding	4,879,738	3,019,259	2,724,467

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures" in Exhibit 15.1 to this Annual Report.

        The principal differences between the twelve months ended February 28, 2017 and February 29, 2016 are explained as follows:

  •
  In the twelve months ended February 28, 2017 the most significant contributors to the decrease in revenue over the same period in the prior fiscal year were decreases in sales through the Nokia channel, decreases in hardware sales to a Tier 1 carrier in India and lower service revenue related to installations to a Tier 1 carrier in the United States.

  •
  Our gross profit percentage was higher during the twelve months ended February 28, 2017 compared to the same period in fiscal year 2016 primarily because of a shift in customer mix.

  •
  Operating expenses in the twelve months ended February 28, 2017 were $9.9 million lower than they were in the same periods in the previous year primarily as a result of restructuring initiatives taken in fiscal year 2016 which reduced the size of the staff internationally and cut spending on contractors and material purchased for the creation of prototypes.

        The principal differences between the twelve months ended February 28, 2017 and February 28, 2015 are explained as follows:

  •
  The reduction in revenue can be primarily attributed to reduced sales through the Nokia channel in addition to reduced sales to a Tier 1 carrier in India.

  •
  The gross profit percentage improved due to decreases in material costs and a change in customer mix with a less significant percentage of the total revenue coming from lower margin customers.

  •
  Operating expenses decreased primarily as a result of decreased spending across a number of areas, most significantly compensation related spending following the restructuring initiatives in fiscal year 2016.

Our Revenue

        Our revenue for fiscal year ended February 28, 2017 was $43.9 million, compared with $86.3 million for the fiscal year ended February 29, 2016. Approximately 75% of our sales comes from hardware sales of the Harmony and Horizon product lines along with the related software upgrades. In fiscal year 2017, approximately 25% of our sales were derived from services including installation and network design services. We prepare consolidated financial statements, which include the revenue from DragonWave HFCL, our 50.1% owned subsidiary. All intercompany accounts and transactions have been eliminated upon consolidation.

        We analyze our sales according to geographic region and target product development and sales strategies by region. The following tables presents total revenues by geographic location though direct and indirect sales and through our channel partner, Nokia:

	For the year ended
	February 28, 2017				February 29. 2016				February 28. 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue
Canada	2,648	—	2,648	6%	2,255	—	2,255	3%	4,358	—	4,358	3%
Europe, Middle East and Africa	4,825	10,287	15,112	34%	6,753	31,109	37,862	44%	12,554	61,467	74,021	47%
India	4,391	301	4,692	11%	13,993	3,787	17,780	21%	26,291	10,854	37,145	24%
United States	13,261	—	13,261	30%	19,577	19	19,596	23%	23,451	—	23,451	15%
Rest of world	7,661	542	8,203	19%	6,095	2,707	8,802	10%	6,825	11,966	18,791	12%

	32,786	11,130	43,916	100%	48,673	37,622	86,295	100%	73,479	84,287	157,766	100%

        During each of the periods presented below, revenue is comprised of product sales and services, as indicated:

	For the year ended
	February 28, 2017		February 29, 2016		February 28, 2015
	Amount	%	Amount	%	Amount	%
Hardware and other	32,742	75%	70,491	82%	148,429	94%
Services	11,174	25%	15,804	18%	9,337	6%

Total Revenue	43,916	100%	86,295	100%	157,766	100%

        Hardware and other sales include both the microwave backhaul equipment shipped and the related software upgrades. The Services category includes software maintenance contracts, extended warranty programs and site planning and installation services. Hardware and related software sales revenue declined, primarily as a result of decreases in sales through the Nokia Channel. The change in services revenue relates to the timing of installation services contracts with Tier 1 carriers in both India and the United States.

        While revenue was down in the year ended February 28, 2017, a number of changes were observed which indicated that our increasing focus on direct business with higher margin customers and geographies is beginning to succeed. A new customer in the Middle East added to our direct revenue as did hardware sales to a Tier 1 customer in the USA. While sales in North America were down on the year overall, the fourth quarter saw an increase in revenue as order activity from distributors increased. The significant impact of the decrease in sales through the Nokia channel following the acquisition of Alcatel Lucent by Nokia is evident in the variance in the twelve months ended February 28, 2017 compared to the same period in the prior year.

Twelve Months
Services revenue for the period ended February 29, 2016	15,804
Tier 1 carrier in the United States	(2,522)
Tier 1 carrier and repair centre in India	(1,450)
Nokia	(1,605)
Warranty programs	999
Other	(52)

Total Change	(4,630)

Services revenue for the period ended February 28, 2017	11,174

        Services revenue from installations with Tier1 carriers in both the United States and India declined in fiscal year 2017 as the installations were completed. Warranty and maintenance programs previously sold to Nokia also declined in keeping with the decline in the business overall.

        For further analysis on our results of operations, see management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2017 incorporated by reference into this Annual Report as Exhibit 15.1, and the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016 incorporated by reference into this Annual Report as Exhibit 15.2.

B.    Liquidity and Capital Resources

        Since our initial public offering in April 2007 (our"IPO"), we have financed our operations primarily through the proceeds of our IPO and other follow-on public offerings and debt arrangements.

        Our IPO raised net proceeds of CAD$26.9 million. This was followed by seven further public offerings: (1) an offering in September 2007 which raised net proceeds of CAD$22.1 million, (2) our NASDAQ initial public offering in October 2009 which raised net proceeds of CAD$70.5 million, (3) an offering in September 2013 an offering which raised net proceeds of $22.4 million, (4) an offering in August 2014 which raised net proceeds of $24.0 million, (5) an offering in April 2016 which raised net proceeds of $4.0 million,

(6) an offering in August 2016 which raised net proceeds of $5.3 million, and an offering in March 2017 which raised net proceeds of $1.6 million.

        We have an asset based credit facility with Comerica Bank and Export Development Canada. The original credit facility matured on June 1, 2016, however, we have been operating under a fourth forbearance agreement which expired on April 1, 2017. We have not yet come to agreement on a fifth forbearance agreement. We had drawn $17.0 million on the facility as at February 28, 2017 (February 29, 2016 – $22.2 million), and $1.8 million against our letter of credit facility (February 29, 2016 – $1.9 million). The original credit facility which matured on June 1, 2016 is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        The fourth forbearance agreement which was signed on October 12, 2016 identified new minimum covenant levels reflecting our revised financial plans. The forbearance agreement included a requirement to hold a minimum of $1.0 million at Comerica Bank, reduces the facility commitment from $40.0 million to $30.0 million, includes additional compliance requirements and implements more frequent monitoring. As part of this forbearance agreement, we agreed to issue warrants to purchase 375,000 common shares to the lenders at an exercise price of $4.00 per share. These warrants will expire five years from the date of issuance. We are in ongoing negotiations with our lending partners to put in place a new long term debt facility.

        As of the date of this Annual Report, the Company's fourth forbearance agreement had expired, and a new forbearance agreement has not yet been agreed.

        The consolidated financial statements for the year ended February 28, 2017 have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and have consumed significant cash resources in the past, and have continued to do so in the year ended February 28, 2017. During the last two fiscal years, additional pressure has been placed on our liquidity position as a result of reduced revenue from a significant Original Equipment Manufacturer ("OEM") channel and a dispute over inventory shipped to a customer in India in June 2015.

        We have been able to make progress in restructuring the business. This progress includes the following highlights:

        Operational improvements:

  •
  Selected by Sprint for our network densification and optimization strategy;

  •
  Improved the gross profit percentage in three and twelve months ended February 28, 2017 by 21.7% and by 10.7% respectively compared to the same periods in the prior fiscal year;

  •
  Reduced operating expenses by 11.5% and by 26.1% in the three and twelve months ended February 28, 2017 compared to the same periods in the previous year primarily through a reduction in staff levels internationally;

        Debt Facility:

  •
  Reduced outstanding debt on our credit facility from a high of $32.8 million as at August 31, 2015 to $17.0 million as at February 28, 2017 by leveraging our working capital;

        New Capital:

  •
  Raised $9.5 million in cash (net of commissions and expenses) with a public offering in August 2016 and a registered direct offering in April 2016, which in both cases included common shares and warrants;

  •
  Received $4.2 million in cash from the exercise of warrants during the twelve months ended February 28, 2017; and

        Other:

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, we remain in breach of the original terms of its debt facility, and have not yet been able to achieve a quarterly break even level. See Note 11 in the consolidated financial statements for the year ended February 28, 2017 for further details on the debt facility. The continued consumption of cash has raised substantial doubt about our ability to continue as a going concern. Management's plans to restructure the business, improve our financial results and overcome these difficulties include initiatives in a number of areas, including:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting our business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities, or finding new debt providers;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Seeking to reduce fixed and variable operating expenses further, by tightly controlling discretionary spending and headcount growth;

  •
  Continuing to collect accounts receivable from customers in a timely manner;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Working closely with vendors to ensure supply continuity; and

  •
  Investigating strategic and financial alternatives that may be available including a potential sale of the Company, alternative debt and equity, and business combinations.

        In addition, we no longer comply with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2.5 million in shareholders' equity or any alternatives to such requirement, and we were granted an extension to April 17, 2017 to remedy the deficiency. We did not regain compliance but have requested a hearing before the Nasdaq Listing Qualifications Panel to seek a further extension. There can be no assurance that the Panel will ultimately grant an extension of the compliance period. Continued listing of its common shares on the Nasdaq increases our ability to raise additional capital in the future. Trading of our securities under the symbol "DRWI" on the Toronto Stock Exchange, our primary listing, is not impacted by this decision.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from our suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material. For further analysis on Liquidity and Capital Resources, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2017 incorporated by reference into this Annual Report as Exhibit 15.1, and the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016 incorporated by reference into this Annual Report as Exhibit 15.2.

C.    Research and Development

        We continue to believe that investment in R&D is pivotal to our ability to develop technologically superior and cost-effective solutions relative to our competitors.

        Our R&D activities take place both at our headquarters in Ottawa, Ontario, Canada and in Shanghai, China. We currently have approximately 58 employees in our engineering group, representing approximately 36% of our total personnel.

        Our R&D expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers. We invested 18% and 16% of our revenues in R&D during fiscal year 2017 and fiscal year 2016, respectively.

        For further analysis on Research and Development, see the management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2017 incorporated by reference into this Annual Report as Exhibit 15.1.

D.    Trend Information

        For a description of the trend information relevant to us see discussions in Parts A and B of Item 5. "Operating and Financial Review and Prospects"

E.    Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2017	$3,450
Luxembourg City	Luxembourg	ME Business Solutions S.à r.l.	Month to Month	$1,600
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2021	$74,400
Shanghai	China	Shanghai Lingang Economic
		Development Group	September, 2017	$19,300
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,300

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

        As at February 28, 2017, we have provisions totaling $2.7 million on inventory held by contract manufacturers that we do not expect to be fully used.

F.    Tabular Disclosure of Contractual Obligations

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 28, 2017 per fiscal year are as follows:

2018	1,074
2019	915
2021	905
Thereafter	1,565

4,459

ITEM 6.    Directors, Senior Management, and Employees.

A.    Directors and Senior Management

Name, Occupation and Security Holding

        Our directors as at February 28, 2017 were as follows:

Name and Municipality of Residence	Principal Occupation	Director Since	Holdings of Outstanding Common Shares as at February 28, 2017
PETER ALLEN Ottawa, Ontario, Canada	Chief Executive Officer, DragonWave Inc.	March 4, 2004	18,346
CLAUDE HAW(1)(2)(3)(4) Ottawa, Ontario, Canada	President of Venture Coaches	November 10, 2003	1,200
LORI O'NEILL(1)(2)(3) Ottawa, Ontario, Canada	Independent Consultant and Corporate Director	June 13, 2013	800
CESAR CESARATTO(1)(2)(3) Gatineau, Quebec, Canada	Retired	June 12, 2012	1,600

(1)
As of February 28, 2017, the audit committee members are Lori O'Neill (Chair), Claude Haw and Cesar Cesaratto.

(2)
As of February 28, 2017, compensation committee members are Cesar Cesaratto (Chair), Claude Haw and Lori O'Neill.

(3)
As of February 28, 2017, the nominating and governance committee members are Claude Haw (Chair), Lori O'Neill and Cesar Cesaratto.

(4)
Chairman of the board of directors.

        Our directors, as at the date of this Annual Report, are Peter Allen, Claude Haw, Lori O'Neill and Cesar Cesaratto. Each of our directors holds office until the next annual meeting of shareholders or until his successor is duly elected or appointed, unless his office becomes vacant by resignation, death, removal or other cause.

        Our directors and executive officers, as a group, beneficially own, or control or direct, directly or indirectly, a total of 36,434 common shares, representing 0.4284% of the total outstanding common shares as of the date of this Annual Report.

        Our executive officers as at February 28, 2017 were, and as except as otherwise noted, as of the date hereof are, as follows:

Name and Municipality of Residence	Offices with the Company
PETER ALLEN Ottawa, Ontario, Canada	President, Chief Executive Officer and Director
PATRICK HOUSTON Ottawa, Ontario, Canada	Chief Financial Officer
BARRY DAHAN London, England, United Kingdom	Executive Vice President, Global Sales
DAVID FARRAR Ottawa, Ontario, Canada	Vice President, Operations
GREG FRIESEN Ottawa, Ontario, Canada	Vice President, Product Management
INGRID MAG Ottawa, Ontario, Canada	Vice President, Product Development
TOM MCLELLAN Ottawa, Ontario, Canada	Vice President, Services

        In May 2017, both Greg Friesen and Tom McLellan resigned from DragonWave. No new executive officers have been identified to the date of this Annual Report.

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

        The principal occupations of our directors and executive officers as at February 28, 2017, for at least the five preceding years are as follows:

Directors

        Cesar Cesaratto:    Mr. Cesaratto has more than 40 years of experience in the information technology industry. Mr. Cesaratto joined Nortel Networks Limited ("Nortel"), a communications equipment design and manufacturing company, in 1970 and assumed increasingly senior management roles during his 31 year career with Nortel, culminating in the role of President, Wireless Solutions for Europe, Middle East and Africa. Mr. Cesaratto retired from Nortel in 2001 and has continued to be active in the technology sector. He is currently a member of an angel investment group dedicated to the development of technology start-up companies. He was recently chairman of the board of directors of Applied Micro Circuits Corporation (2002 to 2017), was a director of Tundra Semiconductor Corporation (2007 to 2009), Gennum Corporation (2002 to 2006) and Breconridge Manufacturing Solutions (2007 to 2010). He also serves on the Board of two private start-up companies. Mr. Cesaratto holds a Bachelor of Engineering in Electrical Engineering from McGill University.

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

        Lori O'Neill, Director:    Lori O'Neill is a CPA, CA and CPA (Illinois) and currently provides financial consulting services to growth companies. During over 25 years as partner in a global professional services firm, Ms. O'Neill assisted growth companies from startups to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. Ms. O'Neill is a board member and chair of the Audit Committee of the Ontario Lottery and Gaming Corporation, Defence Construction Canada, Pagecloud Inc., The Pythian Group, Ashbury College, University of Ottawa Heart Institute, Startup Canada, and as a member of the board of directors of Hydro Ottawa. Ms. O'Neill graduated from Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1990, her CPA designation in 2003, was recognized as "Top Forty under Forty" in 1999 by the Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

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

        Ingrid Mag, Vice President, Product Development:    Ingrid Mag is the Vice President of Product Development at DragonWave, responsible for all product development activity. Ingrid has over 24 years of design and senior management experience in the RF design and telecommunications industries. She has over 14 years tenure at DragonWave primarily focused on leading product development teams. Her leadership has been instrumental in delivering the majority of the Horizon product line and in the recent launches of the Harmony product line. Prior to joining DragonWave, Ingrid worked for 2 years at Sirenza Microdevices and more than 5 years at Nortel Networks in senior RF design roles. Previously, Ingrid worked for over 2 years at COM DEV International. Ingrid holds a Bachelor of Applied Science in Electrical Engineering from the University of Waterloo. She has a microwave integrated circuit packaging patent and has co-authored several papers.

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

B.    Compensation

        The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Peter Allen who was not separately compensated for his service as director and whose compensation is reflected in the "Summary Compensation Table" under "Information on Executive Compensation" below) for the financial year ended February 28, 2017.

Name of Director	Fees Earned(1)	Option Based Awards(2)	Share Based Awards	Non-equity Incentive Plan Compensation	Pension Value	All other compensation	Total compensation

Claude Haw (Chair)	$50,130	$20,310	Nil	Nil	Nil	Nil	$70,440

Cesar Cesaratto	$28,009	$20,310	Nil	Nil	Nil	Nil	$48,319

Lori O'Neill	$29,038	$20,310	Nil	Nil	Nil	Nil	$49,348

(1)
All compensation was paid in CAD dollars. The amount disclosed above is the USD equivalent of the Canadian dollar amount paid based on an average exchange rate for the 2017 fiscal year of 0.7621 (1.3122).

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

        The following table sets forth compensation information for the fiscal year ended February 28, 2015, the fiscal year ended February 29, 2016 and the fiscal year ended February 28, 2017 for the Corporation's Named Executive Officers.

					Non-equity incentive plan compensation ($)
Name and principal position	Fiscal Year ended Feb. 28/29	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)(2)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)

Peter Allen	2017	$218,529(6)	Nil	$73,063	Nil	Nil	Nil	Nil	$291,592
President and Chief	2016	$308,445(6)	Nil	$84,226	Nil	Nil	Nil	Nil	$392,670
Executive Officer	2015	$365,196(6)	Nil	$108,211	Nil	Nil	Nil	Nil	$473,407

Patrick Houston(4)	2017	$169,348(6)	Nil	$62,925	Nil	Nil	Nil	Nil	$232,273
Chief Financial Officer	2016	$123,503(6)	Nil	$20,449	Nil	Nil	Nil	Nil	$143,952

Erik Boch(5)	2017	$53,507(6)	Nil	$22,370	Nil	Nil	Nil	$3,235(9)	$79,112
Vice President,	2016	$186,473(6)	Nil	$39,858	Nil	Nil	Nil	Nil	$226,331
Engineering and	2015	$231,559(6)	Nil	$75,747	Nil	Nil	Nil	Nil	$307,306
Chief Technology
Officer

Barry Dahan	2017	$186,256(7)	Nil	$50,758	$106,067(3)	Nil	Nil	Nil	$343,081
Executive Vice	2016	$224,205(7)	Nil	$28,027	$124,350(3)	Nil	Nil	Nil	$445,109
President, Global	2015	$261,104(7)	Nil	$32,463	$306,931(3)	Nil	Nil	Nil	$532,212
Sales

David Farrar	2017	$175,668(6)	Nil	$54,814	Nil	Nil	Nil	$2,128(10)	$232,610
Vice President,	2016	$186,473(6)	Nil	$39,858	Nil	Nil	Nil	$1,104(10)	$227,435
Operations	2015	$231,559(6)	Nil	$75,747	Nil	Nil	Nil	$4,377(10)	$311,683

Ingrid Mag(8)	2017	$152,164(6)	Nil	$60,306	Nil	Nil	Nil	Nil	$212,470
Vice President,
Product
Development

(1)
Option based award values are calculated at their fair market value established using the Black Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a US generally accepted accounting standard. The Black Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

(2)
Foreign currency is translated at the average rate for the 2017 fiscal year. CAD to USD is 0.7621 (1.3122).

(3)
Non equity incentive plan compensation consists of sales commission.

(4)
Mr. Houston was appointed as Interim Chief Financial Officer effective on August 26, 2015, and as Chief Financial Officer effective October 28, 2015.

(5)
Mr. Boch resigned as a director and officer of the Corporation effective on July 4, 2016.

(6)
All compensation, with the exception of Mr. Dahan, is paid in CAD dollars. All compensation is translated at the average rate for the 2017 fiscal year, 2016 fiscal year and the 2015 fiscal year. The rates used were CAD to USD, 0.7621 (1.3122), CAD to USD, 0.7684 (1.3014), CAD to USD, 0.8929 (1.1199), respectively.

(7)
Mr. Dahan's compensation is paid in Great Britain pounds sterling ("GBP"). His compensation is translated at the average rate for the 2017 fiscal year, 2016 fiscal year and the 2015 fiscal year. The rates used were GBP to USD, 1.3304 (0.7517), GBP to USD, 1.5149 (0.6601), GBP to USD, 1.6319 (0.6128), respectively.

(8)
Ms. Mag was appointed as Vice President of Product Development on June 16, 2016.

(9)
Represents Mr. Boch's stock option benefit upon the exercise of stock options based on the fair market value of the Common Shares on the exercise date of CAD$3.96, and an exchange rate of CAD to USD of 0.7780 (1.2853).

(10)
Represents the value vested of the Corporation's matching contributions in fiscal 2016 while Mr. Farrar participated in the ESPP.

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

        The Board determines, on an annual basis, whether Board members are "independent" within the meaning of the National Instrument and NASDAQ rules. On May 26, 2017, the Board undertook its annual determination of the independence status of each of the directors in relation to the solicitation of proxies for this Meeting. If all of management's nominees are elected at the Meeting, three of the four directors (namely Cesar Cesaratto, Claude Haw and Lori O'Neill) will be "independent" within the meaning of the National Instrument and NASDAQ rules. Peter Allen is not "independent" as a result of his being an executive officer of the Corporation. The Board believes that the extensive knowledge of the Corporation's business and industry brought to the Corporation by Mr. Allen is beneficial to the other directors and contributes to the effectiveness of the Board.

        At each Board meeting, the "independent" directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Corporation's management, a process intended to facilitate open and candid discussion among the "independent" directors. Although not regularly scheduled, the Board exercises its ability to hold such in camera sessions whenever any "independent" director deems it necessary. For the period of March 1, 2016 through February 28, 2017 the Board met in person on four occasions and conducted one formal in camera session.

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

        With respect to executive roles, the Corporation is sensitive to the value of having representation of women, as well as other underrepresented groups. Disclosure rules define an "executive officer" to include a vice-president in charge of a principal business unit, division or function, or a person performing a policy-making function for the issuer. Based on this limited definition, the Corporation only has five executive officers. As a result, one (25%) of the Corporation's "executive officers" is a women. The Corporation has not adopted a target regarding the number of women in executive officer positions, as the Board and management are confident that women will continue to progress in our organization over time.

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

        The full Board is responsible for monitoring compliance with the Code of Conduct, for regularly assessing its adequacy, for interpreting the Code of Conduct in any particular situation and for approving any changes to the Code of Conduct from time to time. The Code of Conduct provides that all directors, officers and employees of the Corporation are required to immediately report any violation of the Code of Conduct or any applicable law, rule or regulation to the Audit Committee or to a third party engaged by the Corporation. In 2011, the Corporation enhanced the independence and accessibility of the process related to reporting any possible violations of applicable laws, rules or regulations or the Code of Conduct, by engaging a third party intake service provider, EthicsPoint, to run a web and phone based ethics helpline. Web based reports are routed initially to EthicsPoints. There have been no reports made through EthicsPoint since its engagement by the Corporation and the Corporation is considering other approaches for addressing matters related to compliance with the Code of Conduct. A copy of the Code of Conduct is available on SEDAR at www.sedar.com, or the Corporation's website at www.dragonwaveinc.com, and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9. Any amendments to our Code of Conduct, and all waivers of the Code of Conduct with respect to any of the officers covered by it, will be posted on our website within four business days of such amendment or waiver and shall be provided in print to any shareholder who requests them.

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

Assessment

        In general, since the directors work closely as a group throughout the year, the Chair, the full Board and each committee thereof are able to continuously assess whether each director is contributing towards the fulfillment of the Mandate for the Board and otherwise performing his or her duties at the highest level. As noted above, the Nominating and Governance Committee also administered a Board effectiveness survey which was presented to the Board in May 2015. Directors are also asked to self-identify and confirm their skills competencies pursuant to the competency matrix set out above.

D.    Employees

        As of February 28, 2017 we had 160 full-time employees and contractors in comparison to 171 and 268 full time employees and contractors during the two previous year-end periods. A three year breakdown of our employees and contractors by main category of activity and geographic location is as follows:

Category of Activity	February 28, 2017	February 29, 2016	February 28, 2015	Geographic Location
General and administrative	15	14	20	Canada, China
Operations	41	40	55	Canada, Global
Research and development	58	68	127	Canada, China
Sales and marketing/customer support	46	49	66	North America, Europe, the Middle East, Asia, Africa, South America

Total	160	171	268

E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares as of the date of this Annual Report by each of our directors and all our directors and executive officers as a group as at that date. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right.

Name of Director	Common Shares

Claude Haw (Chair)	1,200
Cesar Cesaratto	1,600
Lori O'Neill	800

Name of Executive Officer	Common Shares

Peter Allen	18,346
Patrick Houston	5
Barry Dahan	—
Dave Farrar	14,483
Ingrid Mag	282

Outstanding Option-Based Awards for Directors as at February 28, 2017

        The following table sets forth all unexercised options outstanding as of February 28, 2017 for each director of the Corporation (other than Peter Allen whose unexercised options are reflected in the table titled

"Outstanding Option Based Awards and Share Based Awards as at February 28, 2017" under "Information on Executive Compensation" below).

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the- money options as at February 28, 2017 (US$)(1)(2)

Claude Haw (Chair)	4,500	$3.66	September 14, 2021	Nil
	3,375	$6.22	May 18, 2021
	2,793	$3.00	November 23, 2020
	231	$53.75	July 18, 2019
	580	$56.00	May 8, 2018
	540	$73.50	July 11, 2017

Cesar Cesaratto	4,500	$3.66	September 14, 2021	Nil
	3,375	$6.22	May 18, 2021
	1,567	$3.00	November 23, 2020
	231	$53.75	July 18, 2019
	580	$56.00	May 8, 2018
	540	$73.50	July 11, 2017

Lori O'Neill	4,500	$3.66	September 14, 2021	Nil
	3,375	$6.22	May 18, 2021
	1,339	$3.00	November 23, 2020
	231	$53.75	July 18, 2019
	580	$70.00	May 8, 2018

(1)
The closing market price of the Common Shares on the Toronto Stock Exchange (the "TSX") on February 28, 2017 was CAD$1.80 per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2017 fiscal year. CAD to USD is 0.7548 (1.3249).

Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2017

        The following table sets forth all unexercised options outstanding as of February 28, 2017 for each Named Executive Officer.

	Option-Based Awards				Share-Based Awards
Name of Executive Officer	Number of Common Shares underlying unexercised options	Option exercise price (CAD $)	Option expiration date	Aggregate value of unexercised in-the-money options as at February 28, 2017 (US $)(1)(2)	Number of Common Shares that have not vested	Market value of share-based awards that have not vested as at February 28, 2017 ($)(1)(2)

Peter Allen	25,000	$3.66	September 14, 2021	Nil	Nil	Nil
	6,750	$6.22	May 18, 2021
	12,206	$3.00	November 23, 2020
	8,000	$19.25	May 21, 2020
	4,000	$53.75	July 21, 2019
	4,800	$30.25	November 19, 2018
	1,400	$51.75	October 9, 2018
	2,800	$56.00	May 8, 2018
	1,600	$73.50	July 11, 2017

Patrick Houston(3)	20,000	$3.66	September 14, 2021	Nil	Nil	Nil
	6,750	$6.22	May 18, 2021
	4,057	$3.00	November 23, 2020
	2,000	$4.00	October 15, 2020
	1,292	$19.25	May 21, 2020
	1,000	$53.75	July 9, 2019
	280	$30.25	November 19, 2018
	400	$51.75	October 9, 2018
	840	$56.00	May 8, 2018
	500	$73.50	July 11, 2017

Erik Boch(4)	Nil	Nil	Nil	Nil	Nil	Nil

Barry Dahan	14,000	$3.66	September 14, 2021	Nil	Nil	Nil
	6,750	$6.22	May 18, 2021
	5,577	$3.00	November 23, 2020
	2,400	$19.25	May 21, 2020
	1,200	$53.75	July 21, 2019
	1,400	$30.25	November 19, 2018
	600	$51.75	October 9, 2018
	1,000	$56.00	May 8, 2018
	1,200	$73.50	July 11, 2017

Dave Farrar	16,000	$3.66	September 14, 2021	Nil	Nil	Nil
	6,750	$6.22	May 18, 2021
	4,538	$3.00	November 23, 2020
	4,000	$19.25	May 21, 2020
	2,800	$53.75	July 21, 2019
	2,800	$30.25	November 19, 2018
	1,400	$51.75	October 9, 2018
	2,000	$56.00	May 8, 2018
	1,200	$73.50	July 11, 2017

Ingrid Mag(5)	20,000	$3.66	September 14, 2021	Nil	Nil	Nil
	5,000	$7.34	July 13, 2021
	1,948	$3.00	November 23, 2020
	600	$19.25	May 21, 2020
	560	$53.75	July 9, 2019
	160	$30.25	November 19, 2018
	240	$51.75	October 9, 2018
	560	$56.00	May 8, 2018
	260	$73.50	July 11, 2017

(1)
The closing market price of the Common Shares on the TSX on February 28, 2017 was CAD$1.80 per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2017 fiscal year. CAD to USD is 0.7548 (1.3249).

(3)
Mr. Houston was appointed as Interim Chief Financial Officer effective on August 26, 2015, and as Chief Financial Officer effective on October 28, 2015.

(4)
Mr. Boch resigned as a director and officer of the Corporation effective on July 4, 2016.

(5)
Ms. Mag was appointed as Vice President of Product Development on June 16, 2016.

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

        As of the date of this Annual Report, options to purchase 418,694 Common Shares (representing approximately 4.92% of the issued and outstanding Common Shares at the date of this Annual Report) are outstanding under the Share Based Compensation Plan and 371,442 Common Shares (representing approximately 4.37% of the issued and outstanding Common Shares at the date of this Annual Report) are available for future grants under the Share Based Compensation Plan. Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Share Based Compensation Plan will increase accordingly.

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

        As of the date of this Annual Report, options to purchase 60,299 Common Shares (representing approximately 0.71% of the issued and outstanding Common Shares at the date of this Annual Report) are outstanding under the Old Option Plan. No future grants will be made under the Old Option Plan.

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

Summary of ESPP

        Pursuant to the ESPP, 20,000 Common Shares (approximately 0.24% of the 8,504,346 issued and outstanding Common Shares as of the date of this Annual Report) are reserved for issuance under the ESPP. All Common Shares purchased or issued pursuant to the ESPP come from the treasury of the Corporation.

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

ITEM 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

        The common shares are the only class of shares of the Company authorized and, therefore, the only shares eligible to vote. To our knowledge, there is only one person who beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 8,504,346 shares outstanding at June 8, 2017.

Name	Number of Common Shares	Percentage of Outstanding Common Shares

Timothy J. McDonald	525,515	6.18%

B.    Related Party Transactions.

        We purchased repair services from a network repair company which has a member who serves on both companies' board of directors. During the years ended February 28, 2017 and February 29, 2016 we paid a nominal amount relating to the purchase of services from this repair facility.

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

Export Sales

        During the year ended February 28, 2017, our sales to end users located outside of Canada amounted to $41.3 million, or 94% of our $43.9 million revenues for this year.

Legal proceedings

        It is common in our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain, and regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms or litigation arising out of intellectual property claims could materially adversely affect our business. For the fiscal year ended February 28, 2017 and as of the date of this Annual Report, we are not party to any litigation related to intellectual property rights.

        In January 2016, a customer in India, Bharti Airtel Limited, initiated an arbitration process with the Company through an arbitral tribunal to resolve a dispute over inventory (with a value of $4.7 million) shipped to this customer in June 2015. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $6.4 million in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. We feel that the claim has no merit. We submitted a counter-claim in June 2016 and several hearings have taken place subsequent to that time. As of the date of this Annual Report, the outcome of this matter is not determinable. We do not believe that we will incur a loss related to this claim. Under the generally accepted accounting principles applicable to us, we are not required to make any accrual in our financial statements with respect to any loss if it is not probable that a loss has been incurred. Based on these rules, we have not booked any accrual in our financial statements with respect to this dispute.

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

ITEM 9.    The Offer and Listing.

Trading Price and Volume

        Our common shares are publicly traded on the TSX under the symbol "DRWI". Trading of the common shares on the TSX commenced with the closing of our initial public offering on April 19, 2007. Our common shares are also traded on the NASDAQ Capital Market under the symbol "DRWI". Trading of our common shares on NASDAQ commenced on October 15, 2009. Effective on August 28, 2015, our NASDAQ listing was transferred from The NASDAQ Global Market to The NASDAQ Capital Market. See "Risk Factors – Risks Related to our Common Shares & Warrants" for risks related to the trading of our common shares on NASDAQ.

        The ranges of our common shares on the TSX and NASDAQ for the annual high and low market prices during the five most recent full financial years ended February 28/29 are as follows:

	DRWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ
Annual	High	Low	High	Low

2013	112.50	42.50	114.25	43.75
2014	92.00	28.25	89.50	27.00
2015	68.75	24.75	63.75	19.50
2016	28.00	2.00	22.50	1.50
2017	13.96	1.70	10.66	1.30

        The ranges of our common shares on the TSX and NASDAQ for the quarterly high and low market prices during the two most recent full financial years ended February 28/29 are as follows:

	DRWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ
	High	Low	High	Low

Quarterly 2016
First Quarter	28.00	16.25	22.50	12.50
Second Quarter	20.00	6.50	16.00	4.75
Third Quarter	8.25	2.50	6.50	1.75
Fourth Quarter	5.75	2.00	4.25	1.50
Quarterly 2017
First Quarter	13.96	2.70	10.66	1.85
Second Quarter	8.82	3.77	6.83	2.88
Third Quarter	6.56	2.68	4.93	2.06
Fourth Quarter	4.00	1.70	3.00	1.30

        The volume of trading and price ranges of our common shares on the TSX and NASDAQ for the last twelve months of the fiscal year ending February 28, 2017 are set out in the following table:

	DRWI.TO Common Shares – TSX		DRWI.NSDQ Common Shares – NASDAQ

Month	Price Range (CAD)	Average Daily Volume	Price Range (USD)	Average Daily Volume

March 2016	2.70 – 6.28	12,355	1.85 – 4.99	135,090

April 2016	6.10 – 13.96	129,579	4.67 – 10.66	763,165

May 2016	4.54 – 7.75	23,239	3.51 – 6.23	105,852

June 2016	5.01 – 6.90	9,012	3.77 – 5.44	44,199

July 2016	4.75 – 8.82	29,239	3.68 – 6.83	148,675

August 2016	3.77 – 5.40	16,073	2.88 – 4.50	59,392

September 2016	3.18 – 4.05	4,913	2.40 – 3.10	28,625.38

October 2016	2.68 – 6.56	108,765	2.06 – 4.93	1,896,970

November 2016	3.83 – 5.11	22,980	2.85 – 3.80	168,271

December 2016	3.40 – 4.00	15,214	2.50 – 3.00	52,418

January 2017	2.03 – 3.95	42,453	1.55 – 3.00	110,971

February 2017	1.70 – 2.43	42,750	1.30 – 1.90	215,425

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

        On June 1, 2012, we entered into an asset based credit facility with Comerica Bank and Export Development Canada. The credit facility matured on June 1, 2016. We entered into forbearance agreements on December 15, 2015, April 26, 2015, July 12, 2016 and October 12, 2016, the last of which expired on April 1, 2017. We have not yet come to agreement on a fifth forbearance agreement. We had drawn $17.0 million on the facility as at February 28, 2017 (February 29, 2016 – $22.2 million), and $1.8 million against our letter of credit facility (February 29, 2016 – $1.9 million). The original credit facility is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        The fourth forbearance agreement which was signed on October 12, 2016 identified new minimum covenant levels reflecting our revised financial plans. The forbearance agreement included a requirement to hold a minimum of $1.0 million at Comerica Bank, reduces the facility commitment from $40.0 million to $30.0 million, includes additional compliance requirements and implements more frequent monitoring. As part of this forbearance agreement, we agreed to issue warrants to purchase 375,000 common shares to the lenders at an exercise price of $4.00 per share. These warrants will expire five years from the date of issuance. We are in ongoing negotiations with our lending partners to put in place a new long term debt facility.

        Other than as described above, there are no other material contracts which were entered into in the financial years ended February 28, 2017 or February 29, 2016.

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

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and twelve months ended February 28, 2017 was $0.4 million and $1.4 million on our cash, cash equivalents and debt facility (three and twelve months ended February 29, 2016 – expense of $0.4 million and $2.0 million).

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

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at February 28, 2017 and February 29, 2016, we had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of February 28, 2017, if the U.S. dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a $43 thousand decrease in after tax net loss for the three and twelve months ended February 28, 2017 (three and twelve months ended February 29, 2016 – increase of $27 thousand) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at February 28, 2017.

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

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies.

        None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.
Not applicable.

B.
Not applicable.

C.
Not applicable.

D.
Not applicable.

E.    Use of Proceeds

2017 Offering

        On March 17, 2017 we completed an at-the-market registered direct offering and a concurrent private placement to institutional investors in the United States. Under the terms of the offering, we issued and sold 1,198,666 Common Shares at $1.50 for aggregate gross proceeds of $1.79 million. The total net proceeds after deducting commission and expenses was $1.6 million. Concurrently in a private placement, we issued warrants to purchase 599,333 Common Shares at an exercise price of $1.50, which are not exercisable for six months and one day from issuance and which will expire five and a half years from the date of issuance.

August 2016 Offering

        On August 8, 2016, we completed a public offering previously announced on August 3, 2016. The common shares were offered (the "Registered Offering") by us pursuant to an effective shelf registration statement on Form F-1 (File No. 333-212428), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on August 2, 2016 (the "Registration Statement"). Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The Pre Funded Warrants were fully exercised on August 25, 2016.

April 2016 Offering

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

Use of Proceeds

        Proceeds from the 2017 Offering, 2016 Offerings, 2014 Offering and 2013 Offering were used to fund the operations of the business.

ITEM 15.    Controls and Procedures.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        At the end of the period covered by this Annual Report for the year ended February 28, 2017 and up to June 8, 2017, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act. Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2017 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National

Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in the Company's disclosure controls and procedures as of February 28, 2017.

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

        There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended February 28, 2017.

ITEM 16C.    Principal Accountant Fees and Services.

        The following table sets out the fees billed to us by EY LLP and its affiliates for professional services for the year ended February 28, 2017 and the year ended February 29, 2016. During these years, EY LLP was our only external auditor.

        The aggregate fees billed by EY LLP were as follows:

	Year Ended February 28, 2017	Year Ended February 29, 2016
Audit Fees	$289,900	$289,129
Audit Related Fees	$45,715	$1,600
Tax Fees	$93,130	$84,366
All Other Fees	$—	$39,364

TOTAL	$428,745	$414,459

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

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

        On April 9, 2010, the Toronto Stock Exchange (the"TSX") accepted the Company's notice of intention to repurchase up to 3,508,121 common shares (10 percent of the Company's issued and outstanding common shares) through a normal course issuer bid ("NCIB"). The NCIB was effective April 13, 2010 and expired April 12, 2011. Daily purchases over the facilities of the NASDAQ were limited to 25% of the average daily trading volume of the common shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX were limited to 25% of the average daily trading volume of the common shares on TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Company paid for the common shares purchased was the market price of the shares at the time of acquisition.

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

ITEM 18.    Financial Statements.

        The Consolidated Financial Statements of the Company for the years ended February 28, 2017 and February 29, 2016 including the reports of our independent registered public accounting firm thereon are set forth beginning on page F-1.

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2017 and February 29, 2016 and the consolidated statements of operations and comprehensive loss, cash flows and changes in equity (deficiency) for each of the years in the two-year period ended February 28, 2017, and a summary of significant accounting policies and other explanatory information.

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

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2017 and February 29, 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2017 in accordance with United States generally accepted accounting principles.

Emphasis of matter

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ottawa, Canada
May 26, 2017

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

CONSOLIDATED BALANCE SHEETS

Expressed in US$000's except share amounts

	Note	As at February 28, 2017	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	4	4,073	4,277
Trade receivables	5	11,876	18,986
Inventory	6	21,415	22,702
Other current assets	7	1,791	2,777

		39,155	48,742
Long-term Assets
Property and equipment	8	2,517	3,702
Intangible assets	9	336	623

		2,853	4,325

Total Assets	11	42,008	53,067

Liabilities
Current Liabilities
Debt facility	11	17,030	22,152
Accounts payable and accrued liabilities	10	25,206	23,832
Deferred revenue		539	1,944
Deferred tax liability	19	148	294
Warrant liability	12, 16	—	117

		42,923	48,339
Long-term Liabilities
Deferred revenue		435	498
Warrant liability	12, 16	1,090	3

		1,525	501
Commitments and contingencies	14
Shareholders' Equity (Deficiency)
Capital stock	12	229,995	221,128
Contributed surplus	12	10,503	9,235
Deficit		(234,113)	(218,225)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' Equity (Deficiency)		(3,233)	2,520
Non-controlling interest	3	793	1,707

Total Equity (Deficiency)		(2,440)	4,227

Total Liabilities and Equity (Deficiency)		42,008	53,067

Shares issued and outstanding	12	7,305,219	3,020,069

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US$000's except share and per share amounts

		Twelve months ended
	Note	February 28, 2017	February 29, 2016
REVENUE
Hardware and other	17, 18	32,742	70,491
Services	17, 18	11,174	15,804

		43,916	86,295

COST OF SALES
Hardware and other	6	25,672	58,991
Services	6	5,477	8,917
Inventory provision	6	953	4,416

		32,102	72,324

Gross profit		11,814	13,971

EXPENSES
Research and development	8, 12	7,825	13,406
Selling and marketing	8, 12	7,363	10,572
General and administrative	5, 8, 12	12,734	13,798

		27,922	37,776

Loss before other items		(16,108)	(23,805)
Goodwill impairment		—	(11,927)
Restructuring costs		—	(1,549)
Amortization of deferred financing cost	11	(442)	—
Amortization of intangible assets	9	(369)	(577)
Accretion expense		(102)	(205)
Interest expense	11, 16	(1,464)	(2,014)
Warrant issuance expenses		(561)	—
Change in fair value of warrant liability	12	4,242	1,119
Foreign exchange loss		(110)	(331)

Loss before income taxes		(14,914)	(39,289)

Income tax expense	19	783	2,275

Net loss and comprehensive loss		(15,697)	(41,564)
Net income attributable to non-controlling interest		(191)	(740)

Net loss and comprehensive loss attributable to shareholders		(15,888)	(42,304)

Net loss and comprehensive loss per share
Basic and diluted	13	(3.26)	(14.01)
Weighted average shares outstanding
Basic and diluted	13	4,879,738	3,019,259

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US$000's

		Twelve months ended
	Note	February 28, 2017	February 29, 2016
Operating activities
Net loss		(15,697)	(41,564)
Items not affecting cash
Goodwill impairment		—	11,927
Amortization of deferred financing cost	11	442	—
Amortization of property and equipment	8	1,791	1,931
Amortization of intangible assets	9	369	577
Accretion expense		102	205
Change in fair value of warrant liability	12	(4,242)	(1,119)
Stock-based compensation	12	750	988
Unrealized foreign exchange loss		114	485
Deferred income tax expense		(146)	1,841

		(16,517)	(24,729)
Changes in non-cash working capital items	15	9,344	18,236

		(7,173)	(6,493)

Investing activities
Acquisition of property and equipment		(606)	(1,311)
Acquisition of intangible assets		(82)	(406)

		(688)	(1,717)

Financing activities
Repayments on capital lease obligation		(55)	(507)
Proceeds from debt facility	11	—	1,300
Repayment of debt facility	11	(5,122)	(11,548)
Dividend paid to non-controlling interest in DW-HFCL	3	(1,105)	—
Issuance of warrants	12	5,809	—
Issuance of common shares, net		8,244	35

		7,771	(10,720)

Effect of foreign exchange on cash and cash equivalents		(114)	(485)
Net decrease in cash and cash equivalents		(204)	(19,415)
Cash and cash equivalents at beginning of period		4,277	23,692

Cash and cash equivalents at end of period		4,073	4,277

Cash paid during the period for interest		1,320	2,335

Cash paid during the period for taxes		1,061	522

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

Expressed in US$000's except share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non-controlling Interest	Equity (Deficiency)
Balance as at February 28, 2015	3,011,632	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	988	—	—	—	988
Exercise of restricted share units	2,400	133	(133)	—	—	—	—
Share issuance — ESPP	6,037	43	(8)	—	—	—	35
Net income (loss)	—	—	—	(42,304)	—	740	(41,564)

Balance as at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

Stock-based compensation	—	—	750	—	—	—	750
Share issuance	2,423,878	4,232	—	—	—	—	4,232
Exercise of pre-funded warrants	30,164	—	—	—	—	—	—
Exercise of warrants	1,811,578	4,562	—	—	—	—	4,562
Exercise of options	18,220	69	(26)	—	—	—	43
Share issuance — ESPP	1,310	4	—	—	—	—	4
Fair value of warrants to Comerica	—	—	544	—	—	—	544
Dividend paid to non-controlling interest in DW-HFCL	—	—	—	—	—	(1,105)	(1,105)
Net income (loss)	—	—	—	(15,888)	—	191	(15,697)

Balance as at February 28, 2017	7,305,219	$229,995	$10,503	$(234,113)	$(9,618)	$793	$(2,440)

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US$000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DRWI and on the NASDAQ Capital Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA; DragonWave PTE. LTD., incorporated in Singapore; DragonWave S.à r.l., incorporated in Luxembourg; DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China; DragonWave Mexico S.A. de C.V., incorporated in Mexico; Axerra Networks Asia Pacific Limited, incorporated in Hong Kong; DragonWave India Private Limited, incorporated in India; and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated financial statements for the year ended February 28, 2017 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the year ended February 28, 2017. During the last two fiscal years, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant Original Equipment Manufacturer ["OEM"] channel and a dispute over inventory shipped to a customer in India in June 2015.

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

Operational improvements:

  •
  Selected by Sprint for its network densification and optimization strategy;

  •
  Improved the gross profit percentage in fiscal year 2017 to 26.9% from 16.2% in fiscal year 2016;

  •
  Reduced operating expenses by 26% in the twelve months of fiscal year 2017 compared to the same period in the previous year primarily through reduction in staff levels internationally;

Debt Facility:

  •
  Reduced outstanding debt on the Company's credit facility by $5,122 and $10,248 in the twelve months ending February 28, 2017 and February 29, 2016, respectively, by leveraging its working capital;

New Capital:

  •
  Raised $9,502 in cash (net of commissions and expenses) with a public offering in August 2016 and a registered direct offering in April 2016 which in both cases included common shares and warrants;

  •
  Received $4,180 in cash from the exercise of warrants during the twelve months ended February 28, 2017;

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

Other:

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the original terms of its debt facility, and has not yet been able to achieve a quarterly break-even level. See Note 11 for further details on the debt facility. The continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business, improve its financial results and overcome these difficulties include initiatives in a number of areas, including:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting its business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities, or finding new debt providers;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Seeking to reduce fixed and variable operating expenses further, by tightly controlling discretionary spending and headcount growth;

  •
  Continuing to collect accounts receivable from customers in a timely manner;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Working closely with vendors to ensure supply continuity; and

  •
  Investigating strategic and financial alternatives that may be available including a potential sale of the Company, alternative debt and equity, and business combinations.

        In addition, the Company no longer complies with Nasdaq Listing Rule 5550(b)(1) due to its failure to maintain a minimum of $2,500 in shareholders' equity or any alternatives to such requirement, and was granted an extension to April 17, 2017 to remedy the deficiency. The Company did not regain compliance and has requested a hearing before the Nasdaq Listing Qualifications Panel to request a further extension. There can be no assurance that the Panel will ultimately grant an extension of the compliance period. Continued listing of its common shares on the Nasdaq increases the Company's ability to raise additional capital in the future. Trading of the Company's securities under the symbol "DRWI" on the Toronto Stock Exchange, the Company's primary listing, is not impacted by this decision.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from the Company's suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

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

        The following includes estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, warrant liability, property and equipment amortization, tax valuation allowance, impairment of long-lived assets, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

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

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries that are primarily a direct and integral component or extension of the Company's operations, are translated into US dollars ["USD"] using the following: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in the consolidated statements of operations and comprehensive loss.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment, which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's sales agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ["VSOE"] if available, third party evidence ["TPE"] if VSOE is not available, or estimated selling price ["ESP"] if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated sales return and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified that would cause the cost or warranty experience to change, additional warranty costs are recognized.

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

        The Company designated its cash and cash equivalents and foreign exchange contracts as assets held at fair value, which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities and the debt facility have been classified as other financial liabilities, which are measured at amortized cost. Liabilities held at fair value include the warrant liability, which is measured at fair value, with changes in fair value being recorded in net loss.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net loss in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV"]. The cost of inventory is calculated on a standard cost basis, which approximates weighted average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company regularly reviews inventory quantities on hand and records an impairment for excess and obsolete inventory based on factors including its estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

        The Company carries inventory for the purposes of supporting its product warranty. Standard warranty is typically 13 to 36 months, but the Company earns revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

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

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment, research and development equipment	4 - 5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Other	3 - 5 years

Intangible assets

        Intangible assets include software and are amortized over their estimated useful life of between 2 and 3 years.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

        The Company reviews long-lived assets ["LLA"] such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenue or adverse changes in the economic environment.

        The LLA impairment requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company's asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.

        When indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the asset group's estimated undiscounted future cash flows to the carrying amount of its net assets. If the net cash flows of the asset group exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair values are determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group's net assets exceeds the fair value of the Company, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each separable asset cannot be reduced to a value lower than its individual fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

        The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist.

Share-based compensation plan and employee share purchase plan

        The Company accounts for stock options granted to employees using the fair value method calculated by the Black-Scholes option pricing model. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus. The Company estimates the volatility at the date of grant based on the volatility of a group of comparator companies.

        The employee share purchase plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares is recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in loss.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Non-controlling interest

        Non-controlling interest consists of the minority-owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the Financial Accounting Standards Board ["FASB"] issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on its consolidated financial statements.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash". The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on its consolidated financial statements.

3. NON-CONTROLLING INTEREST

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the year ended February 28, 2017, DragonWave HFCL India Private Limited paid a dividend excluding withholding taxes totaling $1,839 to its shareholders. The Company received $921 and the minority-owned portion received $918.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	February 28, 2017		February 29, 2016
Currency	USD Amount	% of Total	USD Amount	% of Total
US dollar	2,320	57.0%	1,600	37.4%
Canadian dollar	44	1.1%	39	0.9%
Indian rupee	1,279	31.4%	2,317	54.2%
Other	430	10.5%	321	7.5%

Total Cash and Cash Equivalents	4,073	100.0%	4,277	100.0%

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

4. CASH AND CASH EQUIVALENTS (Continued)

        In accordance with the fourth forbearance agreement which is valid until April 1, 2017 the Company is required to have a minimum of $1,000 held at Comerica Bank [2016 – $1,000].

        The Company could elect to repatriate funds from its foreign subsidiaries and this may result in withholding taxes.

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

	February 28, 2017	February 29, 2016
Trade receivables	12,099	19,209
Allowance for doubtful accounts	(223)	(223)

Total trade receivables	11,876	18,986

        As at February 28, 2017, three customers exceeded 10% of the total receivable balance. These customers represented 21%, 17% and 15% of the trade receivables balance [2016 – two customers represented 52% and 16% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $82 related to bad debt expense for the year ended February 28, 2017 [2016 – expense of $240].

6. INVENTORY

        Inventory consists of the following:

	February 28, 2017	February 29, 2016
Raw materials	2,844	2,389
Work in progress	2,089	614
Finished goods	14,384	16,986

Total production inventory	19,317	19,989

Inventory held for customer service/warranty	2,098	2,713

Total inventory	21,415	22,702

        Cost of sales for the year ended February 28, 2017 was $32,102 [2016 – $72,324], which included $22,982 of product costs [2016 – $56,296]. The remaining costs of $9,120 [2016 – $16,028] related principally to the costs of sub-contractors for services, warehousing, freight, warranty, overhead and other direct costs of sales.

        For the year ended February 28, 2017, the Company recognized an impairment loss on inventory of $953 [2016 – $4,416], which included an impairment loss of $648 for inventory held by contract manufacturers that it does not expect to be fully used [2016 – $1,497].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

6. INVENTORY (Continued)

        The Company allocates overhead and labour to inventory. Included in cost of sales for the year ended February 28, 2017 were overhead and labour allocations of $753 [2016 – $1,746]. Included in inventory at February 28, 2017 were overhead and labour allocations of $454 [2016 – $551].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. When a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, the Company may be required to take ownership of it. The value of the inventory held by the Company's primary contract manufacturer as at February 28, 2017 was $12,939 [2016 – $16,848].

7. OTHER CURRENT ASSETS

        Other current assets consist of the following:

	February 28, 2017	February 29, 2016
Deposits on inventory	368	670
Prepaid expenses	840	1,355
Indirect taxes receivable	388	610
Deferred financing costs	—	18
Receivable from contract manufacturers and other items	195	124

Total other current assets	1,791	2,777

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	February 28, 2017			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment, research and development equipment	24,627	22,736	1,891	2,655
Computer hardware	3,717	3,656	61	213
Production fixtures	2,633	2,228	405	559
Leasehold improvements	1,081	1,031	50	103
Other	1,600	1,490	110	172

Total	33,658	31,141	2,517	3,702

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

8. PROPERTY AND EQUIPMENT (Continued)

        Amortization expense relating to the above property and equipment was allocated to operating expenses as follows:

	February 28, 2017	February 29, 2016
Research and development	290	364
Selling and marketing	34	40
General and administrative	1,467	1,527

	1,791	1,931

        Amortization expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	February 28, 2017			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Software	7,094	6,758	336	623

        For the year ended February 28, 2017, the Company recognized amortization of intangible assets of $369 [2016 – $577]. The Company estimates that it will recognize $181 and $155, respectively, for the next two succeeding years.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	February 28, 2017	February 29, 2016
Trade payables	14,726	11,858
Accrued liabilities	5,061	5,830
Termination fee	3,351	3,337
Payroll related accruals	1,033	1,257
Warranty accrual	697	926
Income taxes payable	303	555
Capital lease obligation	35	69

Total accounts payable and accrued liabilities	25,206	23,832

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments. Payments totaling $4,351 were made by the year ended February 29, 2016. As at February 28, 2017, the liability is valued at $3,351 and is considered short term in nature [2016 – $3,337 short term].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience of returns and cost of repairs. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty accrual for the respective years:

	February 28, 2017	February 29, 2016
Balance at the beginning of the period	926	678
Accruals	1,314	2,057
Utilization	(1,543)	(1,809)

Balance at the end of the period	697	926

11. DEBT FACILITY

        On October 12, 2016, the Company signed a fourth forbearance agreement which is valid until April 1, 2017 against a credit facility with Comerica Bank and Export Development Canada which matured on June 1, 2016.

        This asset-based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short-term assets on hand. The Company had drawn $17,030 on the facility as at February 28, 2017 [2016 – $22,152] and $1,845 against its letter of credit facility [2016 – $1,853].

        The credit facility that was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of the assets of the Company and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and were expensed over the original 30-month term of the facility. During the year ended February 28, 2017, the weighted average debt outstanding was $17,916 [2016 – $29,765] and the Company recognized $1,300 in interest expense related to the debt facility [2016 – $2,007] and expensed $18 in deferred financing cost [2016 – $55].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica Bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six-month period.

        The fourth forbearance agreement identified new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $30,000, includes additional compliance requirements and implements more frequent monitoring. Warrants to purchase 375,000 common shares were agreed to be issued to the lenders at an exercise price of $4.00 per share and will expire five years from the date of issuance. The expense associated with the warrant issuance was calculated using a Black-Scholes warrant pricing model and recognized rateably over the term of the

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

11. DEBT FACILITY (Continued)

forbearance agreement which expired on April 1, 2017. In the twelve months ending February 28, 2017, the Company recognized an expense of $442 in deferred financing costs relating to these warrants.

        As at May 26, 2017, the Company's fourth forbearance agreement had expired, and a new forbearance agreement has not yet been agreed.

12. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share at an exercise price of $2.80 per share following the August 8, 2016 public offering, until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants. See Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated financial statements.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. After deducting commissions and listing expenses, the Company realized net proceeds of $4,014. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021. Upon issuance, the Company recognized a liability in the amount of $1,137 for the warrants. See Warrants section for further details.

        On August 8, 2016 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one five-year warrant [the "Long-Term Warrant"] to purchase one common share and two six-month warrants [the "Short-Term Warrant"]. Each Class B unit consisted of a pre-funded warrant [the "Pre-Funded Warrant"] to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. Upon

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

issuance, the Company recognized a liability in the amount of $4,672 for the warrants. See Warrants section for further details.

Share-based compensation plan

        On June 20, 2014, the Shareholders approved the adoption of a new Share-based Compensation Plan [the "Plan"] to replace the Previous Plan. The Plan includes provision for granting of performance share units ["PSUs"], restricted share units ["RSUs"], deferred share units ["DSUs"], Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate between six months to four years from the date of the option grant. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the Plan is 730,522, which represents 10% of the common shares issued and outstanding as at February 28, 2017.

        The following is a summary of stock option activity:

	February 28, 2017		February 29, 2016
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	276,728	$32.82	159,421	$76.34
Granted	324,895	$4.36	172,974	$8.64
Exercised	(18,220)	$3.05	—	$—
Expired	(54,079)	$61.43	(55,667)	$82.34

Closing balance	529,324	$13.45	276,728	$32.82

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended February 28, 2017 and February 29, 2016:

	February 28, 2017	February 29, 2016
Volatility	75.0%	95.6%
Risk-free rate	1.05%	0.58%
Dividend yield	Nil	Nil
Average expected life	4 yrs	4 yrs

        The 324,895 options granted during the year ended February 28, 2017 were determined to have a fair value of $773 [2016-172,974 options valued at $683].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2017:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.34	84,639	3.75	$3.00	83,389	3.73	$3.00
$3.35	$3.83	232,990	4.54	$3.66	—	—	—
$3.84	$6.78	75,050	4.20	$6.16	725	3.63	$4.00
$6.79	$46.88	63,688	2.95	$21.19	37,477	2.61	$24.01
$46.89	$73.50	72,957	1.54	$57.59	62,745	1.45	$58.21

		529,324	3.76	$13.45	184,336	2.73	$26.07

        The Company has recognized $750 for the year ended February 28, 2017 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2016 – $941]. Stock compensation expense was allocated to operating expenses as follows:

	February 28, 2017	February 29, 2016
Research and development	182	172
Selling and marketing	239	204
General and administrative	329	565

	750	941

        As at February 28, 2017, compensation costs not yet recognized relating to stock option awards outstanding are $1,276 [2016 – $1,476] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the year ended February 28, 2017 is $29 [2016 – nil].

        The intrinsic value associated with outstanding and fully vested options as at February 28, 2017 is nil [2016 – nil].

Restricted Share Units

        The Company has recognized nil for the year ended February 28, 2017 as compensation expense for RSUs, with a corresponding credit to contributed surplus [2016 – $39].

Restricted shares and employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 28, 2017, a total of 1,051 common shares were purchased by employees at fair market value, while the Company issued 259 common shares, net of forfeitures,

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

as its matching contribution during the year ended February 28, 2017. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the year ended February 28, 2017 was $8 [2016 – $13]. The fair value of the unearned ESPP shares as at February 28, 2017 was $1 [2016 – $8]. The number of shares held for release, and still restricted under the plan, as at February 28, 2017 was 259 [2016-978].

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

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576, of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued – 8,932,500). Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $2.80 per share until September 23, 2018 following the August 8, 2016 equity financing undertaken by the Company. In the event of a fundamental transaction, the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425, which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Change in fair value of warrant liability" in the consolidated statements of operations and comprehensive loss. As at February 28, 2017, 738,750 warrants were outstanding. During the year ended February 28, 2017, the Company realized a loss in the amount of $75 in the consolidated statement of operations and comprehensive loss which represented the change in fair value of the remaining warrant liability of $7.

        On August 1, 2014, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis for aggregate gross proceeds of $28,670 CAD. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $56.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275, of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized a warrant liability of $2,551, which represented the estimated fair value of the liability as at August 1, 2014. During the year ended February 28, 2017, the Company realized a gain in the amount of $117 in the consolidated statements of operations and comprehensive loss which represented the change in fair value of the warrant liability.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $428 of which $92 was expensed

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

as the proportionate warrant costs. As a result of the offering, the Company issued 299,999 warrants and recognized a warrant liability of $1,137, which represented the estimated fair value of the liability as at April 11, 2016. During the year ended February 28, 2017, the Company realized a gain in the amount of $1,038 in the consolidated statements of operations and comprehensive loss, which represented the change in fair value of the remaining warrant liability of $99.

        On August 8, 2016, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one Long-Term Warrant to purchase one common share and two Short-Term Warrants. Each Class B unit consisted of a Pre-Funded Warrant to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The Pre-Funded Warrants were fully exercised on August 25, 2016. Equity issuance expenses relating to the offering totaled $723, of which $469 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 1,854,044 Long-Term Warrants and 3,708,088 Short-Term Warrants and recognized a warrant liability of $4,672, which represented the estimated fair value of the liability as at August 31, 2016. As at February 28, 2017, 1,854,044 Long-Term Warrants were outstanding. During the year ended February 28, 2017 the Company realized a gain in the amount of $3,162 in the consolidated statements of operations and comprehensive loss, which represented the change in fair value of the remaining warrant liability of $984.

        The following is a summary of granted warrants:

	February 28, 2017
	Warrants Granted	Shares Purchasable	Exercise Price	Termination date
May 2007 Issuance	31,562	1,262	$88.75 CAD	May 30, 2017
September 2013 Issuance	738,750	29,550	$2.80	September 23, 2018
April 2016 Issuance	299,999	299,999	$8.50	April 11, 2021
August 2016 Issuance – Long-Term Warrants	1,854,044	1,854,044	$4.37	August 8, 2021

Sub-total warrants issued and outstanding	2,924,355	2,184,855

Comerica Warrants – granted but not issued	375,000	375,000	$4.00	five years from issuance date

Total warrants granted	3,299,355	2,559,855

        The warrants to Comerica were granted but not issued at February 28, 2017. See Note 11 for further details on these warrants.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

13. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at February 28, 2017, a total of 529,324 options and 3,299,355 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the net loss per share during the year ended February 28, 2017 and February 29, 2016 excluding the effect of outstanding options and warrants:

	Twelve months ended
	February 28, 2017	February 29, 2016
Net loss attributable to shareholders	(15,888)	(42,304)
Weighted average number of shares outstanding	4,879,738	3,019,259

Basic net loss / dilutive net loss per share	$(3.26)	$(14.01)

14. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments per fiscal year that relate to office and warehouse space in various countries as at February 28, 2017 are as follows:

2018	1,074
2019	915
2020	905
2021	905
Thereafter	660

4,459

        For the year ended February 28, 2017, the Company incurred rental expenses of $1,357 [2016 – $1,590].

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, with a carrying amount of $4,707. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $6,425 in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. The Company believes that the claim has no merit. The Company has not recognized the revenue related to this shipment and has recorded the cost of the inventory provided to the customer as an asset with a value of $4,600. The Company has not received any payment with respect to this inventory. The Company submitted a counter-claim in June 2016 for the full value of the contract and damages. Frequent arbitration meetings have been held to date and are planned during the first half of calendar 2017. No decision has been made as of the date of this report and the outcome of this matter is not determinable.

        In the normal course of business, the Company is subject to patent infringement complaints. The Company defends itself vigorously in these matters and does not believe any known complaint is material.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

15. SUPPLEMENTAL CASH FLOW INFORMATION

	February 28, 2017	February 29, 2016
Changes in non-cash working capital balances:
Trade receivables	7,110	29,640
Inventory	1,287	1,592
Other current assets	986	3,074
Accounts payable and accrued liabilities	1,429	(16,880)
Deferred revenue	(1,468)	810

	9,344	18,236

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2017	February 29, 2016
Assets held at fair value (A)	4,073	4,277
Loans and receivables (B)	12,071	19,110
Other financial liabilities (C)	41,201	44,434
Liabilities held at fair value (D)	1,090	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable and accrued liabilities, payroll-related accruals, debt facility and termination fee

(D)
Includes warrant liability

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

        Level 3 – Significant unobservable inputs that are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

16. FINANCIAL INSTRUMENTS (Continued)

        The warrant liability is classified as Level 3 as it is measured at fair value calculated by the Black-Scholes model using significant unobservable inputs. Significant assumptions used as at February 28, 2017 for the warrants include a dividend yield of 0%, volatility of 75%, and a risk-free spot rate term structure.

        The Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	February 28, 2017	February 29, 2016
	Level 3	Level 3
Financial Liabilities
Warrant liability	1,090	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the year ended February 28, 2017 follows:

	Level 3
	Warrants	$
Balance at February 29, 2016	2,088,750	3
Issuance of warrants	5,862,131	5,809
Exercise of warrants	(3,107,572)	(527)
Expiry of warrants and change in fair value of warrant liability	(1,950,516)	(4,195)

Balance at February 28, 2017	2,892,793	1,090

Interest rate risk

        Cash and cash equivalents and the Company's debt facility, which has interest rates with market rate fluctuations, expose the Company to interest rate risk on these consolidated financial instruments. Interest expense, excluding deferred financing costs, recognized during the year ended February 28, 2017 was $1,446 on the Company's cash and cash equivalents, and debt facility [2016 – expense of $1,959].

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

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. As at February 28, 2017, if the US dollar had appreciated by 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $43 for the year ended February 28, 2017 [2016 – increase of $27], with an equal and opposite effect if the US dollar had depreciated by 1% against all foreign currencies as at February 28, 2017.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

16. FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 28, 2017, the Company had cash and cash equivalents totaling $4,073 [2016 – $4,277]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

17. SEGMENTED INFORMATION

        The Company operates in one operating segment – broadband wireless backhaul equipment.

        The following table presents total net book value of property, equipment and intangible assets by geographic location:

	February 28, 2017		February 29, 2016
	Amount	%	Amount	%
Canada	1,586	56%	1,860	43%
Malaysia	786	28%	1,492	34%
Other	481	16%	973	23%

Total	2,853	100%	4,325	100%

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following tables present total revenue by geographic location through direct and indirect sales and through its OEM partner, Nokia:

	Year Ended February 28, 2017				Year Ended February 29, 2016
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue
Canada	2,648	—	2,648	6%	2,255	—	2,255	3%
Europe, Middle East and Africa	4,825	10,287	15,112	34%	6,753	31,109	37,862	44%
India	4,391	301	4,692	11%	13,993	3,787	17,780	21%
United States	13,261	—	13,261	30%	19,577	19	19,596	23%
Rest of World	7,661	542	8,203	19%	6,095	2,707	8,802	9%

	32,786	11,130	43,916	100%	48,673	37,622	86,295	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

18. ECONOMIC DEPENDENCE

        For the year ended February 28, 2017, the Company was dependent on three key customers with respect to revenue. These customers represented approximately 25%, 14% and 13% of sales during that twelve month period [2016 – three customers represented 44%, 15% and 11%].

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

19. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2017	February 29, 2016
Canada	(14,156)	(22,994)
Luxembourg	(2,004)	(7,222)
India	728	1,756
China	414	706
Other	104	(11,535)

	(14,914)	(39,289)

        Income tax expense, both current and deferred, relates to jurisdictions outside of Canada where losses are not sufficient to cover the tax liability in the region. For the year ended February 28, 2017, the current income tax expenses were $931 [2016 – $434] and the deferred income tax expense (recovery) was ($148) [2016 – $1,841].

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net loss, for the following reasons:

	2017	2016
Loss before income taxes	(14,914)	(39,289)
Statutory income tax rate	26.5%	26.5%
Expected income tax recovery	(3,952)	(10,412)
Foreign tax rate differences	563	578
Non-deductible expenses and non-taxable income	(785)	37
Change in valuation allowances	4,967	6,043
Share issue costs	(156)	—
Goodwill impairment	—	4,420
Foreign bank, minimum and withholding taxes	353	—
Prior year adjustments	(183)	1,444
Other	(24)	165

	783	2,275

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

19. INCOME TAXES (Continued)

        The Company's deferred tax assets and liabilities include the following significant components:

	2017	2016
Income tax loss carryforwards	44,541	39,322
Capital loss	19,011	19,011
Research and development tax credits	13,180	13,180
SR&ED expenditures	6,872	6,872
Book and tax differences on assets	960	1,256
Share issue expenses	529	443
Income and expense reserves	194	236

Total gross deferred tax assets	85,287	80,320

Valuation allowance	(85,287)	(80,320)

Income and expense reserves	(148)	(294)

Net deferred tax liability	(148)	(294)

        As at February 28, 2017, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $155,054, United States – $7,783, Luxembourg – $38,165. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in fiscal 2031 until fiscal 2037. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

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

        As at February 28, 2017, the Company had $14,720 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,361, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As at February 28, 2017, the Company has not recorded any liabilities associated with uncertain tax positions.

        The Company remains subject to examination by tax authorities in Canada for years 2011 to 2017 and in the major jurisdictions for tax years 2012 to 2017.

20. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year. The Company reclassified an amount of $902 from hardware revenue to service revenue to conform with the current fiscal year presentation.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

21. SUBSEQUENT EVENT

        On March 17, 2017, the Company issued 1,198,666 common shares in a Registered Direct Offering, and concurrently in a private placement, issued warrants to purchase 599,333 common shares exercisable in the future at an exercise price of $1.50. The price per common share and one half of a warrant was $1.50 and resulted in total gross proceeds to the Company of $1,798. The warrants are not exercisable for six months and one day from issuance and will expire five years from the date of issuance.

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

forecasts in place for raw materials and manufactured products with these contract manufacturers. The value of the inventory held by the Company's primary contract manufacturer at February 29, 2016 was $16,848 [February 28, 2015 – $13,565]

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

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. SHAREHOLDERS' EQUITY (Continued)

proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated financial statements.

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

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

17. FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 29, 2016, the Company had cash and cash equivalents totaling $4,277 [2015 – $23,692]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

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

18. SEGMENTED INFORMATION (Continued)

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
4.4

Master Acquisition Agreement, dated as of 4 November 2011, by and between Nokia Siemens Networks B.V., DragonWave Inc. and DragonWave S.A.R.L. (filed as Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on November 15, 2011)

4.6

Amended and Restated Master Acquisition Agreement, dated as of May 3, 2012, by and between Nokia Siemens Networks B.V., DragonWave Inc. and DragonWave S.A.R.L. (filed as Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on May 11, 2012)

4.7	Revolving Credit Agreement, dated June 1, 2012 between DragonWave Inc. and Comerica Bank
4.8	Fourth Forbearance Agreement, dated October 12, 2016 between DragonWave Inc. and Comerica Bank
8.1	List of subsidiaries
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 28, 2017
15.2	Management's discussion and analysis of the Company's consolidated results of operations and financial condition for the three and twelve months ended February 29, 2016

101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAGONWAVE INC.
By:	/s/ PETER ALLEN Peter Allen President and Chief Executive Officer

Date: June 8, 2017